

OLD MUTUAL
Advisor Funds

ANNUAL REPORT | July 31, 2007



Asset Allocation Porfolios

Old Mutual Asset Allocation Conservative Portfolio

Old Mutual Asset Allocation Balanced Portfolio

Old Mutual Asset Allocation Moderate Growth Portfolio

Old Mutual Asset Allocation Growth Portfolio

Equity Funds

Old Mutual Analytic Defensive Equity Fund

Old Mutual Analytic Global Defensive Equity Fund

Old Mutual Clay Finlay China Fund

Old Mutual Clay Finlay Emerging Markets Fund

Old Mutual Copper Rock Emerging Growth Fund

Old Mutual International Equity Fund

TABLE OF CONTENTS

TABLE OF CONTENTS — concluded

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call 888-772-2888 toll-free or visit oldmutualfunds.com for performance results current to the most recent month-end.

Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge applied to the extent applicable. The Funds each offer Class A, Class C, Class Z and Institutional Class shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of July 31, 2007, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or of the Funds. Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of July 31, 2007 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. An investment in a regional fund may involve greater risk and volatility than a more diversified investment. Investing in fixed income securities involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. Government and other higher-quality bonds. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain Funds utilize call options, short selling and derivatives as part of their investment strategy. Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivatives purchased or sold.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") indexes assume change in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

ABOUT THIS REPORT — concluded

Indexes:

Lehman Brothers U.S. Aggregate Index

The unmanaged Lehman Brothers U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

MSCI China Index

The unmanaged MSCI China Index is a market capitalization-weighted index of Chinese equities that includes Red Chips and H shares listed on the Hong Kong Stock Exchange and B shares listed on the Shanghai and Shenzhen Exchanges. Red Chips are Mainland Chinese companies listed on the Hong Kong Stock Exchange that are incorporated in Hong Kong. H Shares are Mainland Chinese companies listed on the Hong Kong Stock Exchange that are incorporated in Mainland China and approved by the China Securities Regulatory Commission for a listing in Hong Kong. B Shares are Mainland Chinese stocks listed on the Shanghai and Shenzhen stock exchanges, available to Chinese and foreign investors.

MSCI EAFE® Index

The unmanaged MSCI EAFE® Index is a market capitalization-weighted index that measures the performance of stock markets in various countries in Europe, Australasia and the Far East. The MSCI EAFE Index contains a representative sampling of over 900 small-, medium- and large-capitalization stocks from countries in these regions.

MSCI Emerging Markets Index

The unmanaged MSCI Emerging Markets Index is a market capitalization-weighted index of over 650 stocks traded in 27 of the world's emerging equity markets.

MSCI World Index

The unmanaged MSCI World Index is a market capitalization-weighted index that measures the performance of major world stock markets, including the United States.

Russell 2000® Index

The unmanaged Russell 2000® Index is comprised of smaller cap common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies.

Russell 2000® Growth Index

The Russell 2000® Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth rates.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

Russell 3000® Growth Index

The unmanaged Russell 3000® Growth Index measures the performance of those Russell 3000® Index companies with higher price-to-book ratios and higher forecasted growth values.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index of large-cap common stocks considered representative of the broad market.

S&P MidCap 400 Index

The unmanaged S&P MidCap 400 Index is a widely recognized mid-cap index of 400 domestic mid-cap stocks chosen for their market capitalization, liquidity, and industry group representations.

Standard & Poor's SuperComposite 1500 Index

The unmanaged Standard & Poor's SuperComposite 1500 ("S&P 1500") Index is a broad-based, capitalization-weighted index comprising 1,500 stocks of large-cap, mid-cap and small-cap U.S. companies.

Index returns and statistical data included in this report are provided by Bloomberg, FactSet and Lehman Brothers.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

I am pleased to report that your Old Mutual Advisor Funds investment posted positive returns during the one-year period ended July 31, 2007. For more complete information, please refer to the subsequent pages, which discuss the Fund's individual activities and performance in greater detail.

Your Fund's performance stands out against an economic environment some analysts termed a "Goldilocks" scenario – an economic state that is neither "too hot" nor "too cold," but "just right" for supporting positive returns to investors. Growth stocks outperformed their value counterparts based on an annual comparison of the broad-market Russell 3000® Growth and Russell 3000® Value Indexes. As if on cue, the stock market's sector caps also played their part. Neither too big nor too small, mid caps, as measured by the S&P MidCap 400 Index, gained 16.73%, for the year ended July 31, 2007. Mid-cap stocks outperformed the small-cap category, as measured by the Russell 2000® Index and the large-cap benchmark S&P 500 Index, which gained 12.12% and 16.13%, respectively.

During much of the period, warning signs such as rising energy prices, interest rate uncertainty and a slowing housing market were offset by record profit margins, increased capital spending and continued share buybacks. The fiscal year ended, however, with investor enthusiasm tempered by two cautionary flags - the strengthening world economy raised concerns about increased inflation and a softening U.S. housing market placed downward price pressure on securities linked to home mortgages. Overall, consumer sentiment declined as additional concerns over the weakening U.S. housing market surfaced and retail sales showed signs of weakness.

In addition to delivering attractive Fund performance for the period, we took steps to strengthen and expand our executive management team, while raising the bar in our efforts to build an even more responsive organization. We also took steps to provide shareholders with broader access to a wide range of competitive and innovative funds through Old Mutual Advisor Funds and we undertook a comprehensive renovation of our shareholder Web site, oldmutualfunds.com. For more information about the wide array of mutual funds now available to our shareholders, visit oldmutualfunds.com or speak to your Financial Advisor.

As always, we are grateful for your support and will continue to work diligently to enhance your Old Mutual experience. Please do not hesitate to contact us if there is anything we can do to serve you better. Feel free to contact me directly, at President@oldmutualcapital.com, or please see the back cover of this report for other appropriate contact information.

Sincerely,



Julian Sluyters
President
Old Mutual Advisor Funds

Mr. Sluyters joined Old Mutual in September 2006 as President of Old Mutual Advisor Funds. Prior to joining Old Mutual, Julian served as President and Chief Executive Officer for the Scudder Group of Funds. He also served as Managing Director for UBS Global Asset Management, as well as President and Chief Executive Officer for UBS Fund Services, capping a 12-year tenure that began in 1991 as Treasurer for the PaineWebber Funds. Prior to that, he held the position of Senior Audit Manager at Ernst & Young.

Old Mutual Asset Allocation Conservative Portfolio

Management Overview (Unaudited)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the one-year period ended July 31, 2007, the Fund's Class A shares gained 9.40% at net asset value, while the S&P 1500 Index returned 16.10% and the Lehman Brothers U.S. Aggregate Index returned 5.56%.*
- *During the one-year period, the Fund's absolute gains were impacted positively by Acadian Asset Management, Inc.'s international equity mandate, Provident Investment Counsel's large-cap growth mandate and Liberty Ridge Capital, Inc.'s mid-cap blend strategy.*
- *Dwight Asset Management Company's money market mandate and Barrow, Hanley, Mewhinney & Strauss, Inc.'s intermediate and U.S. core bond strategies generated the most modest returns for the Fund during this period.*
- *At the individual stock level, personal computer and related products designer, manufacturer and marketer Apple; Latin American cellular communication services provider NII Holdings and semiconductor manufacturer Nvidia contributed to the Fund's absolute performance.*
- *Specialty eatery Starbucks, agricultural commodity and product firm Archer-Daniels-Midland and Japanese manufacturing conglomerate Fujikura (no longer a Fund holding) were among the Fund's primary detractors.*

Q. How did the Fund perform relative to its benchmarks?

A. For the one-year period ended July 31, 2007, the Old Mutual Asset Allocation Conservative Portfolio's (the "Fund") Class A shares gained 9.40% at net asset value, while the S&P 1500 Index returned 16.10% and the Lehman Brothers U.S. Aggregate Index returned 5.56%. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past year?

A. Ibbotson Associates Advisors, LLC ("Ibbotson") analyzes 13 asset classes for inclusion in the Fund. During the period, returns for all of these asset classes exceeded Ibbotson's long-term expectations except real estate and small-cap value, both of which still produced positive returns. Growth stocks led value stocks; mid-caps outperformed large- and small-cap stocks; a falling dollar helped international equities post strong gains; and, while the yield curve remained flat compared to historical standards, bond returns were relatively typical. Volatility, as measured by standard deviation for all asset classes, was low compared to historical standards.

Q. Which market factors influenced the Fund's relative performance?

A. The factors noted above combined to produce a healthy overall investment environment for the Fund. While the media's attention has recently been focused on the conditions of the sub-prime mortgage market, the Fund has minimal exposure to real estate securities and therefore avoided the flat returns produced by this asset class over the past year. The Fund was positioned relatively well for the outperformance of growth stocks relative to value stocks given Ibbotson's belief that value is positioned to outperform growth over the long-term.

Q. How did portfolio composition affect Fund performance?

A. All twelve Fund mandates produced positive returns. During the one-year period, the Fund's absolute gains were impacted positively by Acadian Asset Management, Inc.'s international equity mandate, Provident Investment Counsel's large-cap growth mandate and Liberty Ridge Capital, Inc.'s mid-cap blend strategy. Dwight Asset Management Company's money market mandate and Barrow, Hanley, Mewhinney & Strauss, Inc.'s intermediate and U.S. core bond strategies generated the most modest returns for the Fund during this period. At the individual stock level, personal computer and related products designer, manufacturer and marketer Apple; Latin American cellular communication services provider NII Holdings and semiconductor manufacturer Nvidia contributed to the Fund's absolute performance. On the other hand, specialty eatery Starbucks, agricultural commodity and product firm Archer-Daniels-Midland and Japanese manufacturing conglomerate Fujikura (no longer a Fund holding) were among the Fund's primary detractors.

Q. What is the investment outlook?

A. Ibbotson notes that overall the U.S. economy appears to be in good shape and expects it to continue to grow at a reasonable pace through 2007. Ibbotson also believes that the U.S. stock market seems fairly priced at present and that large-cap stocks appear more attractive than small-cap stocks in the near term, from both a valuation and momentum perspective. Ibbotson intends to maintain an overweight of U.S. large-cap stocks relative to U.S. small-cap stocks.

Ibbotson notes that upward pressure on U.S. inflation and U.S. interest rates will likely be seen over the next two to three years, affecting intermediate- and long-maturity bond yields. While Ibbotson sees no clear direction in the near future for long-term yields, it expects the yield curve to become steeper in the long run. To that end, the strategic asset allocation consultant will continue an overweight of the short-term end of the yield curve and an underweight of the intermediate- and long-term ends of the curve.

Top Ten Holdings as of July 31, 2007	
U.S. Treasury Note, 3.875%, 07/15/10	3.1%
U.S. Treasury Note, 4.500%, 05/15/17	2.6%
U.S. Treasury Bond, 4.500%, 03/31/12	2.1%
Federal Home Loan Mortgage Corporation - Gold TBA, 6.000%, 08/01/37	1.9%
Federal National Mortgage Association, TBA, 6.500%, 08/15/37	1.5%
U.S. Treasury Note, 4.750%, 05/15/14	1.3%
U.S. Treasury Bond, 4.500%, 02/15/36	1.1%
Federal National Mortgage Association, 5.500%, 12/01/35	1.1%
U.S. Treasury Bond, 4.625%, 02/15/17	1.1%
U.S. Treasury Note, 4.625%, 02/29/12	1.0%
As a % of Total Fund Investments	16.8%

Asset Allocation Conservative Portfolio

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2007

	Inception Date	1 Year Return	Annualized Since Inception
Class A with front-end load	9/30/04	3.10%	4.54%
Class A without load	9/30/04	9.40%	6.74%
Class C with deferred sales load	9/30/04	7.57%	5.96%
Class C without deferred sales load	9/30/04	8.57%	5.96%
Class Z	12/09/05	9.55%	7.39%
Institutional Class	9/30/04	9.74%	7.03%
S&P 1500 Index	9/30/04	16.10%	12.27%
Lehman Brothers U.S. Aggregate Index	9/30/04	5.56%	3.37%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 2.35% and 1.50%; 2.75% and 2.25%; 1.75% and 1.25%; 1.75% and 1.25%, respectively. Expenses for Class Z shares are based on estimated amounts.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2007 — % of Total Fund Investments



Schedule of Investments

As of July 31, 2007

Description	Shares	Value (000)
Common Stock — 24.3%		
Aerospace/Defense — 0.6%		
Boeing	1,166	$ 121
General Dynamics	980	77
Rockwell Collins	1,240	85
Total Aerospace/Defense		283
Aerospace/Defense-Equipment — 0.1%		
Alliant Techsystems*	450	45
DRS Technologies	61	3
Goodrich	85	5
Total Aerospace/Defense-Equipment		53
Agricultural Chemicals — 0.3%		
Agrium	750	31
Monsanto	1,840	119
Total Agricultural Chemicals		150
Agricultural Operations — 0.0%		
Archer-Daniels-Midland	550	18
Tejon Ranch*	50	2
Total Agricultural Operations		20
Airlines — 0.1%		
AMR*	800	20
Delta Air Lines*	160	3
Southwest Airlines	13	—
UAL*	145	6
US Airways Group*	105	3
Total Airlines		32
Appliances — 0.0%		
Whirlpool	23	2
Total Appliances		2
Applications Software — 0.2%		
Citrix Systems*	195	7
Intuit*	225	6
Microsoft	1,780	52
Red Hat*	710	15
Total Applications Software		80
Auto-Cars/Light Trucks — 0.1%		
Ford Motor	2,149	18
General Motors	350	12
Total Auto-Cars/Light Trucks		30
Auto-Medium & Heavy Duty Trucks — 0.0%		
Paccar	3	—
Total Auto-Medium & Heavy Duty Trucks		—

Description	Shares	Value (000)
Beverages-Non-Alcoholic — 0.0%		
Coca-Cola	370	$ 19
Total Beverages-Non-Alcoholic		19
Brewery — 0.1%		
Molson Coors Brewing, Cl B	500	44
Total Brewery		44
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	8	—
Total Broadcast Services/Programming		—
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	220	30
Total Building Products-Cement/Aggregate		30
Building Products-Light Fixtures — 0.1%		
Genlyte Group*	350	24
Total Building Products-Light Fixtures		24
Building-Heavy Construction — 0.0%		
Washington Group International*	70	6
Total Building-Heavy Construction		6
Cable TV — 0.1%		
Comcast, Cl A*	950	25
DIRECTV Group*	982	22
Total Cable TV		47
Casino Hotels — 0.2%		
Harrah's Entertainment	7	1
MGM Mirage*	1,170	85
Total Casino Hotels		86
Casino Services — 0.0%		
International Game Technology	570	20
Total Casino Services		20
Cellular Telecommunications — 0.7%		
Alltel	8	1
MetroPCS Communications*	2,445	89
NII Holdings*	2,757	232
Total Cellular Telecommunications		322
Chemicals-Diversified — 0.2%		
Celanese, Ser A	700	26
E.l. du Pont de Nemours	1,125	53
Lyondell Chemical	140	6
Total Chemicals-Diversified		85

OLD MUTUAL ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Chemicals-Specialty — 0.1%		
Hercules*	272	$ 5
Lubrizol	650	41
Total Chemicals-Specialty		46
Coal — 0.1%		
Arch Coal	165	5
Consol Energy	603	25
Peabody Energy	640	27
Total Coal		57
Commercial Banks-Southern US — 0.1%		
Colonial BancGroup	1,750	38
Total Commercial Banks-Southern US		38
Commercial Services — 0.0%		
Alliance Data Systems*	75	6
ChoicePoint*	170	6
Total Commercial Services		12
Communications Software — 0.0%		
Avid Technology*	110	4
Total Communications Software		4
Computer Services — 0.1%		
Cognizant Tech Solutions, Cl A*	310	25
Electronic Data Systems	140	4
Total Computer Services		29
Computers — 0.9%		
Apple*	1,380	182
Dell*	340	9
Hewlett-Packard	2,221	102
International Business Machines	336	37
Research In Motion*	330	71
Sun Microsystems*	410	2
Total Computers		403
Computers-Memory Devices — 0.2%		
EMC*	4,310	80
Total Computers-Memory Devices		80
Consumer Products-Miscellaneous — 0.0%		
Kimberly-Clark	60	4
Total Consumer Products-Miscellaneous		4
Containers-Metal/Glass — 0.1%		
Owens-Illinois*	1,500	60
Total Containers-Metal/Glass		60
Containers-Paper/Plastic — 0.1%		
Sealed Air	1,200	33
Total Containers-Paper/Plastic		33

Description	Shares	Value (000)
Cosmetics & Toiletries — 0.0%		
Procter & Gamble	2	$ —
Total Cosmetics & Toiletries		—
Cruise Lines — 0.1%		
Carnival	1,013	45
Total Cruise Lines		45
Data Processing/Management — 0.0%		
Automatic Data Processing	320	14
First Data	18	1
Total Data Processing/Management		15
Dental Supplies & Equipment — 0.0%		
Patterson*	100	4
Total Dental Supplies & Equipment		4
Diagnostic Equipment — 0.0%		
Gen-Probe*	283	18
Total Diagnostic Equipment		18
Dialysis Centers — 0.0%		
DaVita*	40	2
Total Dialysis Centers		2
Distribution/Wholesale — 0.1%		
Fastenal	595	27
Total Distribution/Wholesale		27
Diversified Manufacturing Operations — 0.6%		
3M	525	47
Dover	540	28
General Electric	1,510	58
Honeywell International	891	51
Illinois Tool Works	1,083	60
Tyco International*	495	23
Total Diversified Manufacturing Operations		267
Drug Delivery Systems — 0.1%		
Hospira*	625	24
Total Drug Delivery Systems		24
E-Commerce/Services — 0.0%		
Expedia*	194	5
Liberty Media - Interactive, Cl A*	300	6
Total E-Commerce/Services		11
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	743	35
Total Electric Products-Miscellaneous		35

Description	Shares	Value (000)
Electric-Integrated — 0.7%		
Centerpoint Energy	3,200	$ 53
Dominion Resources	445	38
DTE Energy	1,000	46
Duke Energy	1,533	26
Edison International	270	14
Entergy	588	59
PPL	1,204	57
TXU	15	1
Total Electric-Integrated		294
Electronic Components-Miscellaneous — 0.0%		
Flextronics International*	280	3
Tyco Electronics	270	10
Total Electronic Components-Miscellaneous		13
Electronic Components-Semiconductors — 0.8%		
Broadcom, Cl A*	2,960	97
DSP Group*	365	7
International Rectifier*	65	2
Intersil, Cl A	785	23
Microchip Technology	450	16
Micron Technology*	220	3
Nvidia*	4,000	183
QLogic*	275	4
Semtech*	135	2
SiRF Technology Holdings*	170	4
Texas Instruments	175	6
Total Electronic Components-Semiconductors		347
Electronic Forms — 0.2%		
Adobe Systems*	1,980	80
Total Electronic Forms		80
Electronic Measuring Instruments — 0.1%		
Agilent Technologies*	1,200	46
Total Electronic Measuring Instruments		46
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	900	34
Total Electronic Parts Distribution		34
Electronics-Military — 0.1%		
L-3 Communications Holdings	270	26
Total Electronics-Military		26
Energy-Alternate Sources — 0.1%		
Covanta Holding*	1,400	32
Total Energy-Alternate Sources		32

Description	Shares	Value (000)
Engineering/R&D Services — 0.3%		
Fluor	514	$ 60
McDermott International*	800	66
Total Engineering/R&D Services		126
Engines-Internal Combustion — 0.2%		
Cummins	720	85
Total Engines-Internal Combustion		85
Enterprise Software/Services — 0.4%		
BMC Software*	1,900	55
Lawson Software*	175	2
Oracle*	3,360	64
Sybase*	1,700	40
Total Enterprise Software/Services		161
Entertainment Software — 0.1%		
Activision*	1,765	30
Electronic Arts*	175	9
Total Entertainment Software		39
Fiduciary Banks — 0.2%		
Bank of New York Mellon	1,082	46
Northern Trust	800	50
Total Fiduciary Banks		96
Filtration/Separation Products — 0.1%		
Pall	900	37
Total Filtration/Separation Products		37
Finance-Consumer Loans — 0.1%		
SLM	1,066	52
Total Finance-Consumer Loans		52
Finance-Credit Card — 0.1%		
American Express	465	27
Total Finance-Credit Card		27
Finance-Investment Banker/Broker — 0.4%		
Bear Stearns	195	24
Citigroup	1,224	57
Greenhill	60	3
JPMorgan Chase	1,255	55
MF Global*	100	3
Morgan Stanley	410	26
optionsXpress Holdings	275	7
Total Finance-Investment Banker/Broker		175
Finance-Other Services — 0.1%		
Asset Acceptance Capital	405	5
NASDAQ Stock Market*	770	24
Total Finance-Other Services		29

OLD MUTUAL ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Financial Guarantee Insurance — 0.1%		
AMBAC Financial Group	200	$ 13
MGIC Investment	330	13
Total Financial Guarantee Insurance		26
Food-Dairy Products — 0.0%		
Dean Foods	700	20
Total Food-Dairy Products		20
Food-Meat Products — 0.0%		
Tyson Foods, Cl A	742	16
Total Food-Meat Products		16
Food-Miscellaneous/Diversified — 0.2%		
Kraft Foods, Cl A	834	27
Sara Lee	3,200	51
Total Food-Miscellaneous/Diversified		78
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	270	7
Total Food-Wholesale/Distribution		7
Forestry — 0.1%		
Plum Creek Timber	1,000	39
Total Forestry		39
Gas-Distribution — 0.0%		
WGL Holdings	100	3
Total Gas-Distribution		3
Golf — 0.0%		
Callaway Golf	115	2
Total Golf		2
Hazardous Waste Disposal — 0.1%		
Stericycle*	990	47
Total Hazardous Waste Disposal		47
Health Care Cost Containment — 0.1%		
Mckesson	444	26
Total Health Care Cost Containment		26
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	700	43
Total Hospital Beds/Equipment		43
Hotels & Motels — 0.1%		
Hilton Hotels	7	—
Marriott International, Cl A	636	27
Wyndham Worldwide*	155	5
Total Hotels & Motels		32

Description	Shares	Value (000)
Human Resources — 0.3%		
Hewitt Associates, Cl A*	1,995	$ 60
Manpower	400	31
Monster Worldwide*	595	23
Total Human Resources		114
Independent Power Producer — 0.0%		
Calpine*	510	2
Mirant*	35	1
Reliant Energy*	120	3
Total Independent Power Producer		6
Industrial Automation/Robot — 0.1%		
Cognex	200	4
Rockwell Automation	400	28
Total Industrial Automation/Robot		32
Industrial Gases — 0.3%		
Air Products & Chemicals	25	2
Praxair	1,730	133
Total Industrial Gases		135
Instruments-Scientific — 0.1%		
PerkinElmer	1,900	53
Total Instruments-Scientific		53
Insurance Brokers — 0.0%		
Marsh & McLennan	620	17
Total Insurance Brokers		17
Internet Infrastructure Software — 0.1%		
Akamai Technologies*	360	12
F5 Networks*	375	33
Total Internet Infrastructure Software		45
Internet Security — 0.0%		
Checkfree*	125	5
Symantec*	800	15
Total Internet Security		20
Investment Management/Advisory Services — 0.1%		
Franklin Resources	370	47
Legg Mason	265	24
Total Investment Management/Advisory Services		71
Life/Health Insurance — 0.1%		
Cigna	1,000	52
Total Life/Health Insurance		52
Linen Supply & Related Items — 0.0%		
Cintas	125	5
Total Linen Supply & Related Items		5

Description	Shares	Value (000)
Machine Tools & Related Products — 0.1%		
Kennametal	750	$ 58
Total Machine Tools & Related Products		58
Machinery-Construction & Mining — 0.2%		
Caterpillar	1,010	79
Terex*	300	26
Total Machinery-Construction & Mining		105
Machinery-General Industry — 0.2%		
Manitowoc	450	35
Wabtec	870	36
Total Machinery-General Industry		71
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	35	1
Total Machinery-Print Trade		1
Medical Information Systems — 0.2%		
Cerner*	1,320	70
IMS Health	205	6
Total Medical Information Systems		76
Medical Instruments — 0.1%		
Medtronic	390	20
St. Jude Medical*	105	4
Total Medical Instruments		24
Medical Labs & Testing Services — 0.1%		
Covance*	230	16
Laboratory Corp of America Holdings*	450	33
Total Medical Labs & Testing Services		49
Medical Products — 0.2%		
Baxter International	879	46
Covidien*	246	10
Henry Schein*	610	33
Total Medical Products		89
Medical-Biomedical/Genetic — 0.3%		
Celgene*	685	42
Genzyme*	1,130	71
Invitrogen*	65	5
PDL BioPharma*	773	18
Total Medical-Biomedical/Genetic		136
Medical-Drugs — 0.8%		
Angiotech Pharmaceuticals*	795	5
Bristol-Myers Squibb	1,755	50
Cephalon*	780	59
Pfizer	3,463	81

Description	Shares	Value (000)
Medical-Drugs — continued		
Schering-Plough	3,630	$ 104
Wyeth	1,127	55
Total Medical-Drugs		354
Medical-HMO — 0.1%		
Humana*	42	3
WellPoint*	858	64
Total Medical-HMO		67
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	700	37
Total Medical-Hospitals		37
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	230	8
Total Medical-Outpatient/Home Medical		8
Medical-Wholesale Drug Distributors — 0.1%		
AmerisourceBergen	700	33
Cardinal Health	364	24
Total Medical-Wholesale Drug Distributors		57
Metal Processors & Fabricators — 0.3%		
Commercial Metals	1,050	32
Haynes International*	50	5
Precision Castparts	475	65
Sterlite Industries ADR*	1,825	30
Total Metal Processors & Fabricators		132
Metal-Aluminum — 0.0%		
Alcoa	281	11
Total Metal-Aluminum		11
Metal-Diversified — 0.0%		
Hudbay Minerals*	300	8
Total Metal-Diversified		8
Motion Pictures & Services — 0.0%		
Macrovision*	120	3
Total Motion Pictures & Services		3
Multi-Line Insurance — 0.6%		
Allstate	690	37
American International Group	785	51
Cincinnati Financial	1,050	41
Hartford Financial Services Group	689	63
Loews	635	30
XL Capital, Cl A	620	48
Total Multi-Line Insurance		270

Old Mutual Asset Allocation Conservative Portfolio — continued

Schedule of Investments

As of July 31, 2007

Description	Shares	Value (000)
Multimedia — 0.0%		
Walt Disney	33	$ 1
Total Multimedia		1
Networking Products — 0.4%		
Cisco Systems*	4,600	133
Juniper Networks*	830	25
Total Networking Products		158
Non-Ferrous Metals — 0.1%		
Cameco	1,600	65
Total Non-Ferrous Metals		65
Non-Hazardous Waste Disposal — 0.1%		
Allied Waste Industries*	3,760	48
Waste Management	250	10
Total Non-Hazardous Waste Disposal		58
Office Automation & Equipment — 0.0%		
Pitney Bowes	170	8
Total Office Automation & Equipment		8
Office Supplies & Forms — 0.1%		
Avery Dennison	650	40
Total Office Supplies & Forms		40
Oil & Gas Drilling — 0.1%		
Diamond Offshore Drilling	255	26
Patterson-UTI Energy	1,200	27
Pride International*	140	5
Rowan	85	4
Total Oil & Gas Drilling		62
Oil Companies-Exploration & Production — 0.6%		
Denbury Resources*	410	16
EnCana	530	32
Murphy Oil	200	12
Newfield Exploration*	800	39
Occidental Petroleum	1,224	70
Southwestern Energy*	2,435	99
Ultra Petroleum*	360	20
Total Oil Companies-Exploration & Production		288
Oil Companies-Integrated — 0.5%		
BP ADR	288	20
Chevron	287	24
ConocoPhillips	912	74
Exxon Mobil	542	46
Hess	650	40
Marathon Oil	378	21
Total Oil Companies-Integrated		225

Description	Shares	Value (000)
Oil Field Machinery & Equipment — 0.2%		
Grant Prideco*	515	$ 29
National Oilwell Varco*	450	54
Total Oil Field Machinery & Equipment		83
Oil Refining & Marketing — 0.1%		
Tesoro	596	30
Total Oil Refining & Marketing		30
Oil-Field Services — 0.4%		
Hanover Compressor*	260	6
Helix Energy Solutions Group*	840	33
Schlumberger	1,280	121
Total Oil-Field Services		160
Paper & Related Products — 0.1%		
Abitibi-Consolidated*	2,325	5
Domtar*	3,275	31
MeadWestvaco	175	6
Smurfit-Stone Container*	335	4
Total Paper & Related Products		46
Pharmacy Services — 0.1%		
Medco Health Solutions*	276	22
Omnicare	175	6
Total Pharmacy Services		28
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	650	35
Total Physical Practice Management		35
Pipelines — 0.2%		
El Paso	1,654	28
Oneok	500	25
Questar	500	26
Spectra Energy	1,227	31
Total Pipelines		110
Platinum — 0.0%		
Stillwater Mining*	270	2
Total Platinum		2
Printing-Commercial — 0.1%		
RR Donnelley & Sons	1,147	49
Total Printing-Commercial		49
Property/Casualty Insurance — 0.3%		
Arch Capital Group*	800	56
Safeco	756	44
Travelers	280	14
WR Berkley	1,450	43
Total Property/Casualty Insurance		157

Description	Shares	Value (000)
Publishing-Books — 0.0%		
Scholastic*	30	$ 1
Total Publishing-Books		1
Publishing-Newspapers — 0.0%		
Gannett	402	20
Total Publishing-Newspapers		20
Quarrying — 0.0%		
Vulcan Materials	4	—
Total Quarrying		—
Real Estate Management/Services — 0.1%		
CB Richard Ellis Group, Cl A*	1,555	54
Total Real Estate Management/Services		54
Reinsurance — 0.3%		
Allied World Assurance Holdings	95	4
Aspen Insurance Holdings	335	8
Berkshire Hathaway, Cl B*	6	22
Everest Re Group	40	4
Montpelier Re Holdings	435	7
PartnerRe	750	53
RenaissanceRe Holdings	900	52
Validus Holdings*	230	5
Total Reinsurance		155
REITs-Mortgage — 0.0%		
Annaly Capital Management	270	4
CapitalSource	150	3
Total REITs-Mortgage		7
REITs-Office Property — 0.1%		
Boston Properties	250	24
Total REITs-Office Property		24
Rental Auto/Equipment — 0.0%		
Avis Budget Group*	55	1
RSC Holdings*	310	7
Total Rental Auto/Equipment		8
Retail-Apparel/Shoe — 0.1%		
Aeropostale*	630	24
Men's Wearhouse	800	40
Total Retail-Apparel/Shoe		64
Retail-Building Products — 0.0%		
Home Depot	460	17
Total Retail-Building Products		17
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	1,380	56
Total Retail-Computer Equipment		56

Description	Shares	Value (000)
Retail-Discount — 0.0%		
Wal-Mart Stores	68	$ 3
Total Retail-Discount		3
Retail-Drug Store — 0.4%		
CVS Caremark	2,900	102
Rite Aid*	6,400	36
Walgreen	570	25
Total Retail-Drug Store		163
Retail-Major Department Store — 0.1%		
JC Penney	880	60
Sears Holdings*	3	—
Total Retail-Major Department Store		60
Retail-Office Supplies — 0.0%		
Office Depot*	634	16
Total Retail-Office Supplies		16
Retail-Pet Food & Supplies — 0.1%		
PetSmart	940	30
Total Retail-Pet Food & Supplies		30
Retail-Regional Department Store — 0.1%		
Dillard's, Cl A	1,100	33
Kohl's*	14	1
Total Retail-Regional Department Store		34
Retail-Restaurants — 0.1%		
Cheesecake Factory*	160	4
Starbucks*	1,660	44
Total Retail-Restaurants		48
Retail-Sporting Goods — 0.0%		
Dick's Sporting Goods*	280	16
Total Retail-Sporting Goods		16
S&L/Thrifts-Western US — 0.2%		
Washington Federal	2,390	54
Washington Mutual	451	17
Total S&L/Thrifts-Western US		71
Schools — 0.1%		
ITT Educational Services*	280	30
Total Schools		30
Semiconductor Components-Integrated Circuits — 0.1%		
Cypress Semiconductor*	90	2
Maxim Integrated Products	1,980	63
Total Semiconductor Components-Integrated Circuits		65

OLD MUTUAL ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Steel-Producers — 0.1%		
Nucor	414	$ 21
United States Steel	151	15
Total Steel-Producers		36
Steel-Specialty — 0.2%		
Allegheny Technologies	912	96
Total Steel-Specialty		96
Super-Regional Banks-US — 0.4%		
Bank of America	1,178	56
Capital One Financial	941	66
Wells Fargo	1,094	37
Total Super-Regional Banks-US		159
Telecommunications Equipment — 0.0%		
Plantronics	55	2
Total Telecommunications Equipment		2
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	265	4
Total Telecommunications Equipment-Fiber Optics		4
Telecommunications Services — 0.3%		
Amdocs*	1,370	50
Embarq	700	43
Time Warner Telecom, Cl A*	1,345	26
Total Telecommunications Services		119
Telephone-Integrated — 0.4%		
AT&T	2,185	86
Level 3 Communications*	985	5
Verizon Communications	1,744	74
Total Telephone-Integrated		165
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	600	54
Total Textile-Home Furnishings		54
Therapeutics — 0.2%		
Gilead Sciences*	2,500	93
ImClone Systems*	125	4
Medicines*	465	7
Warner Chilcott, Cl A*	265	5
Total Therapeutics		109
Tobacco — 0.4%		
Altria Group	1,040	69
Imperial Tobacco Group ADR	846	74
UST	690	37
Total Tobacco		180

Description	Shares/Face Amount (000)	Value (000)
Tools-Hand Held — 0.1%		
Stanley Works	810	$ 45
Total Tools-Hand Held		45
Transport-Equipment & Leasing — 0.0%		
GATX	65	3
Total Transport-Equipment & Leasing		3
Transport-Marine — 0.1%		
Overseas Shipholding Group	400	31
Total Transport-Marine		31
Transport-Rail — 0.3%		
Burlington Northern Santa Fe	483	40
Canadian Pacific Railway	550	40
CSX	803	38
Total Transport-Rail		118
Transport-Services — 0.1%		
FedEx	43	5
Ryder System	22	1
UTi Worldwide	795	20
Total Transport-Services		26
Veterinary Diagnostics — 0.0%		
VCA Antech*	435	17
Total Veterinary Diagnostics		17
Vitamins & Nutrition Products — 0.1%		
Herbalife	705	29
Total Vitamins & Nutrition Products		29
Web Hosting/Design — 0.1%		
Equinix*	370	32
Total Web Hosting/Design		32
Web Portals/ISP — 0.3%		
Google, Cl A*	251	128
Total Web Portals/ISP		128
Wireless Equipment — 0.7%		
American Tower, Cl A*	3,990	166
Nokia ADR	1,474	42
Qualcomm	1,480	62
Total Wireless Equipment		270
Total Common Stock (Cost $9,384)		10,861
Corporate Bonds — 18.4%		
Abbott Laboratories 5.600%, 05/15/11	$ 130	131
Advanta Capital Trust, Ser B 8.990%, 12/17/26	55	52

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Ahern Rentals		
9.250%, 08/15/13	$ 125	$ 120
Alcoa		
5.900%, 02/01/27	20	19
Allegheny Energy Supply 144A		
8.250%, 04/15/12	30	31
American General Finance, Ser G MTN		
5.375%, 09/01/09	50	50
Ameriprise Financial		
5.350%, 11/15/10	45	45
Amgen		
4.000%, 11/18/09	20	19
AOL Time Warner		
6.875%, 05/01/12	75	78
Apache		
5.250%, 04/15/13	140	138
Aramark 144A (A)		
8.856%, 12/01/15	57	53
AT&T Wireless		
8.750%, 03/01/31	45	56
7.875%, 03/01/11	60	65
Bank of America		
5.375%, 08/15/11	120	120
5.375%, 06/15/14	20	20
Bank One		
5.900%, 11/15/11	60	61
5.250%, 01/30/13	80	79
Belden CDT 144A		
7.000%, 03/15/17	56	53
Canadian National Railway		
5.800%, 06/01/16	65	65
Canadian National Resources		
5.700%, 05/15/17	95	92
Cascades		
7.250%, 02/15/13	125	117
Caterpillar Financial Services		
5.050%, 12/01/10	75	75
Chesapeake Energy		
6.500%, 08/15/17	112	103
ChevronTexaco		
3.500%, 09/17/07	120	120
Chubb		
4.934%, 11/16/07	60	60
Cisco Systems		
5.500%, 02/22/16	35	34
5.250%, 02/22/11	110	109
Citigroup		
5.100%, 09/29/11	130	128
Coleman Cable 144A		
9.875%, 10/01/12	85	88
Columbus Southern Power, Ser C		
5.500%, 03/01/13	40	40

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Comcast		
5.900%, 03/15/16	$ 85	$ 83
5.875%, 02/15/18	20	19
5.300%, 01/15/14	25	24
Conocophillips Canada		
5.625%, 10/15/16	75	74
Costco Wholesale		
5.500%, 03/15/17	35	34
CRH America		
6.000%, 09/30/16	15	15
DaimlerChrysler		
4.750%, 01/15/08	90	90
Denbury Resources		
7.500%, 04/01/13	60	58
Deutsche Telekom		
8.000%, 06/15/10	135	144
Dominion Resources, Ser A		
5.600%, 11/15/16	20	19
DR Horton		
7.875%, 08/15/11	33	34
Echostar DBS		
7.125%, 02/01/16	120	113
ERP Operating LP		
5.750%, 06/15/17	135	131
5.125%, 03/15/16	45	42
Federal Home Loan Bank		
5.250%, 11/03/09	375	375
FedEx		
5.500%, 08/15/09	30	30
Ford Motor Credit		
7.375%, 10/28/09	120	116
FPL Group Capital		
5.625%, 09/01/11	150	151
FTI Consulting		
7.750%, 10/01/16	120	118
General Electric Capital, Ser A MTN		
4.375%, 03/03/12	50	48
General Electric Capital, Ser G MTN		
5.720%, 08/22/11	75	75
General Motors Acceptance		
7.000%, 02/01/12	115	108
Hartford Financial Services Group		
5.375%, 03/15/17	30	29
Hilton Hotels		
7.500%, 12/15/17	120	126
Hospira		
6.050%, 03/30/17	20	20
HSBC Finance		
6.375%, 10/15/11	110	111
Ikon Office Solutions		
7.750%, 09/15/15	90	88

Old Mutual Asset Allocation
Conservative Portfolio — continued

Schedule of Investments

As of July 31, 2007

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
International Lease Finance MTN		
5.750%, 06/15/11	$ 25	$ 25
5.650%, 06/01/14	125	125
John Deere Capital		
5.400%, 10/17/11	30	30
John Deere Capital, Ser D MTN		
4.400%, 07/15/09	85	84
Landry's Restaurants, Ser B		
7.500%, 12/15/14	120	116
Masco		
6.125%, 10/03/16	15	15
Mastec		
7.625%, 02/01/17	50	49
Metlife		
5.375%, 12/15/12	30	30
5.000%, 06/15/15	95	90
MGM Mirage		
6.625%, 07/15/15	35	31
5.875%, 02/27/14	35	31
Midamerican Energy Holdings		
5.875%, 10/01/12	125	127
Morgan Stanley		
4.000%, 01/15/10	75	73
Neenah Paper		
7.375%, 11/15/14	84	79
Neff 144A		
10.000%, 06/01/15	40	37
Nextel Communications, Ser E		
6.875%, 10/31/13	90	86
Norampac		
6.750%, 06/01/13	125	114
Pepsico		
5.150%, 05/15/12	35	35
PNC Funding		
4.200%, 03/10/08	50	50
Prologis Trust		
7.100%, 04/15/08	20	20
Prudential Financial, Ser B MTN		
5.100%, 09/20/14	20	19
PSE&G Power		
7.750%, 04/15/11	75	80
6.950%, 06/01/12	35	37
PSI Energy		
6.050%, 06/15/16	20	20
Quebecor World 144A		
9.750%, 01/15/15	100	96
Qwest		
8.875%, 03/15/12	25	26
7.500%, 10/01/14	30	29
R.H. Donelley, Ser A-3		
8.875%, 01/15/16	57	55
Residential Capital 144A (A)		
7.690%, 04/17/09	80	77

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Rogers Cable		
6.750%, 03/15/15	$ 20	$ 21
Rogers Communications		
8.000%, 12/15/12	67	71
Saint Acquisition 144A		
13.310%, 05/15/17 (A)	58	41
12.500%, 05/15/17	8	6
SBC Communications		
5.625%, 06/15/16	30	29
5.100%, 09/15/14	95	90
Schering-Plough		
6.750%, 12/01/33	30	32
5.550%, 12/01/13	90	90
Shell International		
5.625%, 06/27/11	65	66
Simon Property Group		
5.750%, 12/01/15	25	25
Southern Power, Ser B		
6.250%, 07/15/12	35	36
Stater Brothers Holdings		
8.125%, 06/15/12	35	34
Stater Brothers Holdings 144A		
7.750%, 04/15/15	60	56
Telecom Italia Capital		
4.000%, 11/15/08	135	132
Tesoro 144A		
6.500%, 06/01/17	120	113
TFM Sa De Cv		
9.375%, 05/01/12	25	26
Time Warner		
6.500%, 11/15/36	20	19
Time Warner Cable 144A		
5.850%, 05/01/17	35	34
Toys R Us		
7.875%, 04/15/13	30	25
True Temper Sports		
8.375%, 09/15/11	80	67
Turanalem Finance 144A		
8.250%, 01/22/37	60	53
Union Pacific		
3.875%, 02/15/09	150	147
Uno Restaurant 144A		
10.000%, 02/15/11	28	23
Valassis Communication 144A		
8.250%, 03/01/15	100	85
Virginia Electric Power, Ser A		
6.000%, 05/15/37	20	19
Wachovia MTN		
5.700%, 08/01/13	100	100
Wal-mart Stores		
4.550%, 05/01/13	35	33
Washington Mutual Financial		
6.875%, 05/15/11	25	26

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Weatherford International 144A		
6.350%, 06/15/17	$ 200	$ 204
5.950%, 06/15/12	30	30
Weyerhaeuser		
5.950%, 11/01/08	10	10
Willis North America		
6.200%, 03/28/17	20	20
Wyeth		
5.500%, 02/01/14	35	34
Xcel Energy 144A		
5.613%, 04/01/17	135	133
Xerox Capital Trust I		
8.000%, 02/01/27	85	86
Total Corporate Bonds (Cost $8,409)		**8,198**
U.S. Government Agency Obligations — 19.7%		
Federal Home Loan Mortgage Corporation		
6.500%, 04/01/35	5	5
6.000%, 08/01/29	21	21
5.894%, 12/01/36 (A)	267	267
5.875%, 03/21/11	40	41
5.875%, 01/01/37 (A)	335	336
5.783%, 03/01/37 (A)	84	84
5.500%, 09/01/17	21	20
5.500%, 09/01/19	32	31
5.500%, 07/01/20	45	44
5.500%, 08/01/20	126	125
5.500%, 09/01/21	226	223
5.500%, 11/01/36	207	200
5.500%, 05/01/37	390	377
5.400%, 03/17/21	150	148
5.265%, 04/01/37 (A)	172	170
5.000%, 10/16/09	130	129
5.000%, 07/01/21	277	269
5.000%, 05/01/22	282	274
Federal Home Loan Mortgage Corporation - Gold		
6.500%, 08/01/37	80	81
6.000%, 07/01/37	70	69
5.500%, 04/01/22	115	113
5.500%, 06/01/22	213	211
5.500%, 12/01/36	242	234
Federal Home Loan Mortgage Corporation - Gold TBA		
6.000%, 08/01/37	890	883
Federal Home Loan Mortgage Corporation MTN		
5.250%, 02/24/11	165	165
Federal National Conventional Loan		
6.000%, 02/01/37	269	267
5.500%, 11/01/36	221	213
5.500%, 12/01/36	462	447

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
Federal National Mortgage Association		
6.500%, 03/01/35	$ 115	$ 117
6.250%, 02/01/11	250	260
6.000%, 01/01/29	68	68
6.000%, 12/15/31	235	239
6.000%, 05/01/33	65	65
6.000%, 07/01/36	140	138
6.000%, 08/01/36	87	86
6.000%, 09/01/36	209	208
6.000%, 10/01/36	4	4
6.000%, 11/01/36	14	14
5.500%, 03/01/20	57	57
5.500%, 04/01/21	73	73
5.500%, 11/01/21	35	35
5.500%, 12/01/35	528	511
5.500%, 01/01/36	58	56
5.500%, 02/01/36	188	182
5.500%, 03/01/36	178	172
5.500%, 04/01/36	118	114
5.500%, 11/01/36	89	86
5.125%, 01/02/14	40	40
5.000%, 05/01/37	124	116
Federal National Mortgage Association TBA		
6.500%, 08/15/37	680	687
Total U.S. Government Agency Obligations (Cost $8,812)		**8,775**
U.S. Treasury Obligations — 16.3%		
U.S. Treasury Bonds		
7.500%, 11/15/16	50	60
5.375%, 02/15/31	435	459
4.500%, 02/15/36	555	519
U.S. Treasury Notes		
4.875%, 08/15/09	35	35
4.875%, 07/31/11	100	101
4.750%, 05/31/12	185	186
4.750%, 05/15/14	605	607
4.625%, 11/15/09	315	315
4.625%, 02/29/12	470	471
4.625%, 02/15/17	505	499
4.500%, 11/30/11	385	384
4.500%, 03/31/12	980	975
4.500%, 05/15/17	1,250	1,223
3.875%, 07/15/10	1,490	1,463
Total U.S. Treasury Obligations (Cost $7,305)		**7,297**

OLD MUTUAL ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Foreign Common Stock — 7.2%		
Australia — 0.4%		
BHP Billiton	649	$ 21
Commonwealth Bank of Australia	150	7
CSL	205	15
Leighton Holdings	551	18
QBE Insurance Group	906	23
Sally Malay Mining*	4,615	15
Santos	2,369	26
Tattersall's	6,632	27
Telstra	1,700	7
Woolworths	200	5
Total Australia		164
Austria — 0.2%		
Andritz*	82	5
Telekom Austria	200	5
Voestalpine	1,059	88
Total Austria		98
Belgium — 0.1%		
Dexia	625	18
Fortis	350	14
Total Belgium		32
Canada — 0.2%		
Bank of Nova Scotia	600	28
Canadian Imperial Bank of Commerce	400	35
EnCana	200	12
Gerdau Ameristeel	300	4
Metro, Cl A	100	3
Petro-Canada	100	5
Teck Cominco, Cl B	600	27
Total Canada		114
Denmark — 0.0%		
Jyske Bank*	100	8
Total Denmark		8
Finland — 0.1%		
Outokumpu	238	7
Rautaruukki	400	26
Total Finland		33
France — 0.9%		
Air France-KLM	1,638	74
BNP Paribas	1,023	112
Bouygues	18	1
Cap Gemini	348	23
CNP Assurances	190	25
France Telecom	100	3

Description	Shares	Value (000)
France — continued		
Societe Generale	290	$ 50
Total	1,258	99
Vivendi	83	3
Total France		390
Germany — 1.0%		
Allianz SE	140	30
Deutsche Bank	14	2
Deutsche Lufthansa	2,986	84
E.ON	822	129
Freenet	62	1
MAN	94	13
Muenchener Rueckversicherungs	85	15
Salzgitter	517	105
ThyssenKrupp	233	13
United Internet	839	15
Total Germany		407
Greece — 0.0%		
Intracom Holdings	200	1
Total Greece		1
Hong Kong — 0.1%		
CLP Holdings	500	3
Vtech Holdings	2,326	21
Total Hong Kong		24
Italy — 0.3%		
Enel	8,434	87
ENI	1,500	53
IFIL - Investments	101	1
Milano Assicurazioni	521	4
Total Italy		145
Japan — 1.3%		
At-group	1,000	17
Bosch	15	—
Brother Industries	3,000	43
Canon	300	16
Cosmo Oil	7,000	40
Cosmos Initia	6,000	32
Fujitsu	2,700	18
Fujitsu Frontech	100	1
JFE Holdings	1,400	96
KDDI	3	20
Land	6	9
Mitani	3,300	39
Nippon Steel	700	5
NTT Data	17	71
Ricoh Leasing	100	2
Santen Pharmaceutical	250	6
Sumco	2,100	108

Description	Shares	Value (000)
Japan — continued		
Sumitomo Mitsui Financial Group	1	$ 9
Takara Leben	400	4
Tokyo Electron	9	1
Toyota Motor	600	37
Yamazen	1,000	7
Total Japan		581
Netherlands — 0.6%		
Aegon	1,797	33
Boskalis Westminster	306	12
Heineken	1,201	76
ING Groep	480	20
Royal Dutch Shell, Cl A	3,509	136
Royal KPN	1,082	17
Total Netherlands		294
New Zealand — 0.3%		
Air New Zealand	52,426	106
New Zealand Refining	4,754	28
Sky Network Television	210	1
Total New Zealand		135
Singapore — 0.1%		
Hotel Grand Central	21,000	16
Singapore Airlines	4,000	51
Total Singapore		67
Spain — 0.1%		
Banco Bilbao Vizcaya Argentaria	1,130	28
Banco Santander Central Hispano	173	3
Telefonica	312	7
Total Spain		38
Sweden — 0.3%		
JM	2,000	60
Volvo, Cl B	4,019	74
Total Sweden		134
Switzerland — 0.2%		
Bell Holding	12	20
Credit Suisse Group	541	35
UBS	120	7
Zurich Financial Services	80	23
Total Switzerland		85
United Kingdom — 1.0%		
Antofagasta	6,190	90
Ashtead	4,590	13
AstraZeneca	649	34
Aviva	632	9
Barclays	900	13

Description	Shares/Face Amount (000)	Value (000)
United Kingdom — continued		
BHP Billiton	393	$ 12
British Airways*	1,425	11
British American Tobacco	300	10
BT Group	16,917	107
HBOS	280	5
Imperial Tobacco Group	123	5
International Power	2,100	17
Lloyds TSB Group	200	2
Marks & Spencer Group	439	6
NETeller*	209	—
Next	153	6
Rio Tinto	400	29
Royal Bank of Scotland Group	4,945	59
Royal Dutch Shell, Cl B	578	23
Standard Chartered	118	4
Tesco	1,600	14
Total United Kingdom		469
Total Foreign Common Stock (Cost $2,473)		3,219
Mortgage Related — 5.7%		
Banc of America Mortgage CMO, Ser 2004-8, Cl 3A1 5.250%, 10/25/19	$ 94	91
Banc of America Mortgage CMO, Ser 2005-D, Cl 2A4 4.775%, 05/25/35 (A)	275	272
Bear Stearns CMBS, Ser 2004-PWR5, Cl A4 4.831%, 07/11/42	120	115
Bear Stearns CMBS, Ser 2005-T20, Cl A2 5.127%, 10/12/42 (A)	150	149
Bear Stearns CMBS, Ser 2006-PW13, Cl A4 5.540%, 09/11/41	180	176
Bear Stearns CMBS, Ser 2006-T22, Cl A2 5.466%, 04/12/38 (A)	140	140
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 2A2 6.083%, 09/25/36 (A)	200	202
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 4A1 6.053%, 09/25/36 (A)	327	325
Chase Mortgage Finance, Ser 2007-A1, Cl 12A2 (A) 5.944%, 03/25/37 (A)	225	227
Citigroup CMBS, Ser 2004-C2, Cl A3 4.380%, 10/15/41	170	163
Countrywide, Ser 2003-2, Cl M2 6.970%, 03/26/33 (A)	105	103
JP Morgan Chase CMBS, Ser 2004-CBX, Cl A4 4.529%, 01/12/37	145	140

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Face Amount (000)/Shares	Value (000)
Mortgage Related — continued		
JP Morgan Chase CMBS, Ser 2005-LDP1, Cl A2		
4.625%, 03/15/46	$ 137	$ 134
Prime Mortgage Trust CMO, Ser 2005-2, Cl 1A3		
5.250%, 07/25/20	162	157
Wells Fargo CMO, Ser 2006-11, Cl A8		
6.000%, 09/25/36	152	151
Total Mortgage Related (Cost $2,567)		**2,545**
Foreign Bonds — 2.2%		
Bundesrepublik, Ser 03 (EUR)		
4.750%, 07/04/34	100	142
Bundesrepublik, Ser 02 (EUR)		
5.000%, 07/04/12	60	85
Bundesrepublik, Ser 03 (EUR)		
3.750%, 07/04/13	24	32
Bundesrepublik, Ser 04 (EUR)		
3.750%, 01/04/15	35	46
Bundesrepublik, Ser 05 (EUR)		
3.500%, 01/04/16	20	26
Canada (CAD)		
5.750%, 06/01/33	20	22
5.250%, 06/01/13	90	87
Citigroup, Ser INTL (JPY)		
2.400%, 10/31/25	3,900	31
Development Bank of Japan (JPY)		
1.750%, 03/17/17	10,000	83
Netherlands Government (EUR)		
4.250%, 07/15/13	66	90
Swedish Goverment, Ser 3105 (SEK)		
3.500%, 12/01/15	700	130
United Kingdom Gilt (GBP)		
4.000%, 09/07/16	120	223
Total Foreign Bonds (Cost $960)		**997**
Investment Company — 0.1%		
Index Fund-Midcap — 0.1%		
iShares Russell Midcap Value Index Fund*	200	30
Total Index Fund-Midcap		30
Total Investment Company (Cost $26)		**30**
Foreign Preferred Stock — 0.0%		
Germany — 0.0%		
Porsche	4	6
Total Germany		6
Total Foreign Preferred Stock (Cost $3)		**6**

Description	Shares	Value (000)
Money Market Fund — 10.5%		
Evergreen Select Money Market Fund, Institutional Class, 5.22% (C)	4,666,790	$ 4,667
Total Money Market Fund (Cost $4,667)		**4,667**
Total Investments — 104.4% (Cost $44,606)		**46,595**
Other Assets and Liabilities, Net — (4.4%)		**(1,964)**
Total Net Assets — 100.0%		**$ 44,631**

As of July 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)
9/12/2007	EUR	(63,788)	AUD	102,778	$ (49)
9/12/2007	GBP	(68,756)	AUD	166,963	2,318
9/12/2007	JPY	(5,881,110)	AUD	59,828	898
9/12/2007	USD	(52,073)	CAD	55,629	145
9/12/2007	EUR	(32,943)	DKK	245,535	72
9/12/2007	USD	(92,729)	DKK	512,969	1,711
9/12/2007	SEK	(1,561,687)	EUR	166,684	(3,936)
9/12/2007	USD	(2,445,917)	EUR	1,814,780	40,360
9/12/2007	GBP	(158,583)	EUR	232,118	(3,902)
9/12/2007	CAD	(102,508)	EUR	70,168	(90)
9/12/2007	USD	(345,043)	GBP	174,963	10,114
9/12/2007	EUR	(499,182)	JPY	81,177,051	5,499
9/12/2007	USD	(346,965)	JPY	41,673,945	6,946
9/12/2007	USD	(69,288)	NOK	418,763	2,648
9/12/2007	EUR	(43,959)	NOK	357,254	1,146
9/12/2007	EUR	(149,343)	SEK	1,384,801	1,382
9/12/2007	AUD	(72,494)	USD	59,300	(2,306)
9/12/2007	SEK	(455,124)	USD	65,286	(1,642)
9/12/2007	EUR	(107,884)	USD	145,666	(2,137)
					$ 59,177

For descriptions of abbreviations and footnotes, please refer to page 131.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmarks?

A. For the one-year period ended July 31, 2007, the Old Mutual Asset Allocation Balanced Portfolio's (the "Fund") Class A shares gained 14.20% at net asset value, while the S&P 1500 Index returned 16.10% and the Lehman Brothers U.S. Aggregate Index returned 5.56%. Performance for all share classes can be found on page 23.

Q. What investment environment did the Fund face during the past year?

A. Ibbotson Associates Advisors, LLC ("Ibbotson") analyzes 13 asset classes for inclusion in the Fund. During the period, returns for all of these asset classes exceeded Ibbotson's long-term expectations except real estate and small-cap value. Growth stocks led value stocks; mid-caps outperformed large- and small-cap stocks; a falling dollar helped international equities post strong gains; and, while the yield curve remained flat compared to historical standards, bond returns were relatively typical. Volatility, as measured by standard deviation for all asset classes, was low compared to historical standards.

Q. Which market factors influenced the Fund's relative performance?

A. The factors noted above combined to produce a healthy overall investment environment for the Fund. Strong performance in emerging markets and international equities impacted the Fund's performance positively during the period while real estate negatively impacted returns. The exceptionally high returns in equity real estate investment trusts ("REITs") over the previous few years and resulting high valuations have been widely publicized. Ibbotson's long-term target allocation to real estate in the Fund is 3%, but Ibbotson lowered this allocation to 2% in April 2005. While that reduction hurt the Fund's relative performance prior to February 2007, as REITs continued to perform exceptionally well, REITs have given back some of their gains and the decision is starting to pay off.

Media attention has recently been focused on the conditions of the sub-prime mortgage market. This is partially attributable to some highly leveraged hedge funds (some of which belong to prominent Wall Street firms), which became almost insolvent. The deep pockets of the owners prevented a market-wide fire sale, but high-yield securities, which started the year with terrific returns, declined in June and July.

While Ibbotson believes that value stocks are positioned to outperform growth stocks over the long term, the firm has maintained equal weightings between growth and value in the Fund since December 2005. The Fund was positioned relatively well for the outperformance of growth stocks relative to value stocks given Ibbotson's current position.

Q. How did portfolio composition affect Fund performance?

A. Seventeen fund mandates produced positive returns and two produced negative returns. During the one-year period, the Fund's absolute gains were impacted positively by Clay Finlay Inc.'s emerging markets mandate, Acadian Asset Management, Inc.'s international equity mandate and Copper Rock Capital Partners, LLC's small-cap growth strategy. Thompson, Siegel & Walmsley LLC's small-cap value mandate and Heitman Real Estate Securities LLC's REIT mandate detracted from absolute performance while Dwight Asset Management Company's money market strategy contributed only marginally to the Fund's overall gains. At the individual stock level, personal computer and related products designer, manufacturer and marketer Apple; Latin American cellular communication services provider NII Holdings and semiconductor manufacturer Nvidia contributed to the Fund's absolute performance. On the other hand, agricultural commodity and product firm Archer-Daniels-Midland, interactive licensed betting and gaming provider Sportingbet and U.K.-based electricity provider, British Energy Group (no longer a Fund holding), were among the Fund's primary detractors.

Performance Highlights

- *For the one-year period ended July 31, 2007, the Fund's Class A shares gained 14.20% at net asset value, while the S&P 1500 Index returned 16.10% and the Lehman Brothers U.S. Aggregate Index returned 5.56%.*

- *The Fund's absolute gains were impacted positively by Clay Finlay Inc.'s emerging markets mandate, Acadian Asset Management, Inc.'s international equity mandate and Copper Rock Capital Partners, LLC's small-cap growth strategy.*

- *Thompson, Siegel & Walmsley LLC's small-cap value mandate and Heitman Real Estate Securities LLC's REIT mandate detracted from absolute performance while Dwight Asset Management Company's money market strategy contributed only marginally to the Fund's overall gains.*

- *Personal computer and related products designer, manufacturer and marketer Apple; Latin American cellular communication services provider NII Holdings and semiconductor manufacturer Nvidia contributed to the Fund's absolute performance.*

- *Agricultural commodity and product firm Archer-Daniels-Midland, interactive licensed betting and gaming provider Sportingbet and U.K.-based electricity provider British Energy Group (no longer a Fund holding), were among the Fund's primary detractors.*

Asset Allocation Balanced Portfolio

Management Overview (Unaudited)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Top Ten Holdings as of July 31, 2007

U.S. Treasury Note, 3.875%, 07/15/10	1.8%
U.S. Treasury Note, 4.500%, 05/15/17	1.4%
Federal Home Loan Mortgage Corporation, 6.000%, 08/01/37	1.2%
U.S. Treasury Bond, 4.500%, 03/31/12	1.1%
U.S. Treasury Note, 4.625%, 11/15/09	1.0%
U.S. Treasury Note, 4.625%, 02/29/12	0.9%
Federal National Mortgage Association TBA, 6.500%, 08/15/37	0.8%
U.S. Treasury Note, 4.750%, 05/15/14	0.8%
U.S. Treasury Bond, 4.500%, 02/15/36	0.8%
Federal Home Loan Mortgage Corporation, 5.500%, 05/01/37	0.7%
As a % of Total Fund Investments	10.5%

Q. What is the investment outlook?

A. Ibbotson notes that overall the U.S. economy appears to be in good shape and expects it to continue to grow at a reasonable pace through 2007. Ibbotson also believes that the U.S. stock market seems fairly priced at present and that large-cap stocks appear more attractive than small-cap stocks in the near term, from both a valuation and momentum perspective. Ibbotson intends to maintain an overweight of U.S. large-cap stocks relative to U.S. small-cap stocks.

Ibbotson notes that upward pressure on U.S. inflation and U.S. interest rates will likely be seen over the next two to three years, affecting intermediate- and long-maturity bond yields. While Ibbotson sees no clear direction in the near future for long-term yields, it expects the yield curve to become steeper in the long run. To that end, the strategic asset allocation consultant will continue an overweight of the short-term end of the yield curve and an underweight of the intermediate- and long-term ends of the curve.

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

Average Annual Total Returns as of July 31, 2007

	Inception Date	1 Year Return	Annualized Since Inception
Class A with front-end load	9/30/04	7.62%	8.55%
Class A without load	9/30/04	14.20%	10.84%
Class C with deferred sales load	9/30/04	12.38%	10.09%
Class C without deferred sales load	9/30/04	13.38%	10.09%
Class Z	12/09/05	14.55%	10.97%
Institutional Class	9/30/04	14.64%	11.16%
S&P 1500 Index	9/30/04	16.10%	12.27%
Lehman Brothers U.S. Aggregate Index	9/30/04	5.56%	3.37%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.82% and 1.55%; 2.54% and 2.30%; 1.54% and 1.30%; 1.47% and 1.30%, respectively. Expenses for Class Z shares are based on estimated amounts.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2007 — % of Total Fund Investments



OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Common Stock — 46.0%		
Advanced Materials/Products — 0.0%		
Hexcel*	3,350	$ 73
Total Advanced Materials/Products		73
Advertising Sales — 0.0%		
Focus Media Holding ADR*	1,600	66
Total Advertising Sales		66
Advertising Services — 0.0%		
inVentiv Health*	1,500	53
Total Advertising Services		53
Aerospace/Defense — 1.1%		
Aerovironment*	1,970	39
Boeing	8,326	861
General Dynamics	5,475	430
Rockwell Collins	6,920	476
Teledyne Technologies*	1,110	49
Total Aerospace/Defense		1,855
Aerospace/Defense-Equipment — 0.3%		
Alliant Techsystems*	2,400	238
B/E Aerospace*	5,020	203
DRS Technologies	1,111	58
Goodrich	695	44
Total Aerospace/Defense-Equipment		543
Agricultural Chemicals — 0.5%		
Agrium	3,700	155
CF Industries Holdings	750	43
Monsanto	10,255	661
Total Agricultural Chemicals		859
Agricultural Operations — 0.2%		
Archer-Daniels-Midland	6,411	215
Tejon Ranch*	1,205	48
Total Agricultural Operations		263
Airlines — 0.1%		
AMR*	4,400	109
Delta Air Lines*	1,190	21
UAL*	1,120	49
US Airways Group*	840	26
Total Airlines		205
Apparel Manufacturers — 0.0%		
Carter's*	1,800	38
Gymboree*	141	6
Total Apparel Manufacturers		44

Description	Shares	Value (000)
Appliances — 0.0%		
Whirlpool	561	$ 57
Total Appliances		57
Applications Software — 0.4%		
Citrix Systems*	1,510	54
Intuit*	1,665	48
Microsoft	15,820	459
Nuance Communications*	1,480	24
Red Hat*	3,040	63
Visual Sciences*	1,389	24
Total Applications Software		672
Auction House/Art Dealer — 0.0%		
Sotheby's	975	42
Total Auction House/Art Dealer		42
Audio/Video Products — 0.0%		
DTS*	700	15
Total Audio/Video Products		15
Auto-Cars/Light Trucks — 0.2%		
Ford Motor	21,853	186
General Motors	4,124	134
Total Auto-Cars/Light Trucks		320
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	1,174	19
Total Auto/Truck Parts & Equipment-Original		19
Batteries/Battery Systems — 0.0%		
EnerSys*	1,100	20
Total Batteries/Battery Systems		20
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	3,070	160
Coca-Cola Bottling	780	41
Total Beverages-Non-Alcoholic		201
Brewery — 0.2%		
Cia Cervecerias Unidas ADR	2,000	74
Molson Coors Brewing, Cl B	2,800	249
Total Brewery		323
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	103	4
Total Broadcast Services/Programming		4
Building & Construction-Miscellaneous — 0.0%		
Orascom Construction Industries GDR	530	75
Total Building & Construction-Miscellaneous		75

Description	Shares	Value (000)
Building Products-Air & Heating — 0.0%		
AAON	1,550	$ 46
Total Building Products-Air & Heating		46
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	980	134
Total Building Products-Cement/Aggregate		134
Building Products-Light Fixtures — 0.1%		
Genlyte Group*	1,800	125
Total Building Products-Light Fixtures		125
Building-Heavy Construction — 0.1%		
Washington Group International*	1,500	120
Total Building-Heavy Construction		120
Building-Mobile Home/Manufactured Housing — 0.0%		
Williams Scotsman International*	380	10
Total Building-Mobile Home/Manufactured Housing		10
Cable TV — 0.2%		
Comcast, Cl A*	8,170	214
DIRECTV Group*	4,222	94
Total Cable TV		308
Casino Hotels — 0.3%		
Harrah's Entertainment	27	2
MGM Mirage*	6,725	492
Total Casino Hotels		494
Casino Services — 0.1%		
International Game Technology	2,550	90
Total Casino Services		90
Cellular Telecommunications — 1.1%		
Alltel	87	6
America Movil, Ser L ADR	1,500	90
MetroPCS Communications*	13,915	509
NII Holdings*	13,865	1,165
Tim Participacoes ADR	2,100	73
Turkcell Iletisim ADR	3,614	64
Total Cellular Telecommunications		1,907
Chemicals-Diversified — 0.3%		
Celanese, Ser A	3,500	131
E.I. du Pont de Nemours	6,900	323
Lyondell Chemical	1,070	48
Olin	905	19
Total Chemicals-Diversified		521

Description	Shares	Value (000)
Chemicals-Specialty — 0.2%		
Hercules*	3,866	$ 80
Lubrizol	3,400	213
Terra Industries*	3,600	89
Total Chemicals-Specialty		382
Coal — 0.2%		
Alpha Natural Resources*	1,540	28
Arch Coal	1,270	38
Consol Energy	3,000	125
Massey Energy	1,700	36
Peabody Energy	2,930	124
Total Coal		351
Commercial Banks Non-US — 0.1%		
Banco Itau Holding Financeira ADR	3,100	142
Kazkommertsbank GDR*	1,600	29
Total Commercial Banks Non-US		171
Commercial Banks-Central US — 0.2%		
Bank Mutual	3,850	40
First Busey	1,450	28
First Midwest Bancorp	700	23
Heartland Financial USA	1,050	18
Irwin Financial	4,140	49
MB Financial	2,050	65
Oak Hill Financial	350	10
Old Second Bancorp	1,250	35
Total Commercial Banks-Central US		268
Commercial Banks-Eastern US — 0.0%		
Independent Bank	1,100	30
Total Commercial Banks-Eastern US		30
Commercial Banks-Southern US — 0.1%		
Colonial BancGroup	9,800	214
Total Commercial Banks-Southern US		214
Commercial Banks-Western US — 0.1%		
AmericanWest Bancorp	1,450	22
Centennial Bank Holdings*	6,750	44
Community Bancorp*	178	4
Glacier Bancorp	1,400	27
ITLA Capital	900	38
Silver State Bancorp*	1,600	30
Sterling Financial	1,250	29
SVB Financial Group*	610	32
Total Commercial Banks-Western US		226

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Commercial Services — 0.2%		
Alliance Data Systems*	605	$ 46
Arbitron	920	46
ChoicePoint*	1,330	52
eTelecare Global Solutions ADR*	4,200	64
ExlService Holdings*	1,586	27
PHH*	1,720	50
Steiner Leisure*	1,100	46
Total Commercial Services		331
Commercial Services-Finance — 0.0%		
Wright Express*	1,975	67
Total Commercial Services-Finance		67
Communications Software — 0.1%		
Avid Technology*	2,660	85
DivX*	1,810	25
Total Communications Software		110
Computer Aided Design — 0.0%		
Parametric Technology*	2,400	42
Total Computer Aided Design		42
Computer Services — 0.1%		
Cognizant Tech Solutions, Cl A*	1,460	118
Electronic Data Systems	1,100	30
Perot Systems, Cl A*	1,960	30
Syntel	685	24
Total Computer Services		202
Computer Software — 0.0%		
Double-Take Software*	2,290	35
Omniture*	1,600	36
Total Computer Software		71
Computers — 1.6%		
Apple*	7,710	1,016
Dell*	2,860	80
Hewlett-Packard	16,125	742
International Business Machines	3,571	395
Research In Motion*	2,225	476
Sun Microsystems*	3,115	16
Total Computers		2,725
Computers-Integrated Systems — 0.0%		
NCI, Cl A*	2,470	39
Radisys*	1,900	22
Riverbed Technology*	365	16
Total Computers-Integrated Systems		77

Description	Shares	Value (000)
Computers-Memory Devices — 0.3%		
EMC*	27,075	$ 501
Xyratex*	1,700	38
Total Computers-Memory Devices		539
Computers-Peripheral Equipment — 0.0%		
Electronics for Imaging*	2,210	58
Total Computers-Peripheral Equipment		58
Consulting Services — 0.1%		
Advisory Board*	770	40
FTI Consulting*	2,585	106
Huron Consulting Group*	435	30
LECG*	2,320	32
MAXIMUS	1,230	51
Total Consulting Services		259
Consumer Products-Miscellaneous — 0.0%		
Kimberly-Clark	626	42
Total Consumer Products-Miscellaneous		42
Containers-Metal/Glass — 0.2%		
Owens-Illinois*	7,100	284
Total Containers-Metal/Glass		284
Containers-Paper/Plastic — 0.1%		
Pactiv*	125	4
Sealed Air	6,500	177
Total Containers-Paper/Plastic		181
Cruise Lines — 0.1%		
Carnival	5,635	250
Total Cruise Lines		250
Data Processing/Management — 0.1%		
Acxiom	1,670	42
Automatic Data Processing	2,650	123
Commvault Systems*	2,065	35
Fair Isaac	250	10
First Data	234	7
Total Data Processing/Management		217
Dental Supplies & Equipment — 0.0%		
Patterson*	740	27
Sirona Dental Systems*	1,200	42
Total Dental Supplies & Equipment		69
Diagnostic Equipment — 0.1%		
Gen-Probe*	1,480	93
Total Diagnostic Equipment		93

Description	Shares	Value (000)
Diagnostic Kits — 0.0%		
Inverness Medical Innovations*	1,450	$ 70
Total Diagnostic Kits		70
Dialysis Centers — 0.0%		
DaVita*	325	17
Dialysis Corp of America*	3,880	39
Total Dialysis Centers		56
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	3,310	30
Total Direct Marketing		30
Distribution/Wholesale — 0.1%		
Bell Microproducts*	940	6
Fastenal	2,690	121
Owens & Minor	1,350	52
Total Distribution/Wholesale		179
Diversified Manufacturing Operations — 1.1%		
3M	3,590	319
Dover	4,555	232
General Electric	13,300	516
Honeywell International	4,939	284
Illinois Tool Works	6,016	331
Tyco International	5,308	251
Total Diversified Manufacturing Operations		1,933
Diversified Minerals — 0.1%		
Cia Vale do Rio Doce ADR	2,740	134
Oglebay Norton*	2,500	75
Total Diversified Minerals		209
Diversified Operations — 0.0%		
Resource America, Cl A	1,150	17
Walter Industries	1,150	29
Total Diversified Operations		46
Drug Delivery Systems — 0.1%		
Hospira*	2,800	108
Total Drug Delivery Systems		108
E-Commerce/Products — 0.1%		
Blue Nile*	390	30
Submarino GDR 144A	900	71
Total E-Commerce/Products		101
E-Commerce/Services — 0.1%		
Expedia*	1,423	38
Liberty Media - Interactive, Cl A*	2,250	47
Priceline.com*	460	29
Total E-Commerce/Services		114

Description	Shares	Value (000)
E-Services/Consulting — 0.1%		
GSI Commerce*	2,635	$ 59
Perficient*	2,877	57
Total E-Services/Consulting		116
Educational Software — 0.0%		
Blackboard*	875	39
SkillSoft ADR*	4,300	36
Total Educational Software		75
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	4,124	194
Total Electric Products-Miscellaneous		194
Electric-Integrated — 1.0%		
Centerpoint Energy	16,400	270
CMS Energy	211	3
Dominion Resources	2,450	206
DTE Energy	5,800	269
Duke Energy	8,484	144
Edison International	2,980	158
Entergy	3,218	322
Otter Tail	1,600	47
Pike Electric*	2,000	40
PPL	6,400	302
TXU	165	11
Total Electric-Integrated		1,772
Electronic Components-Miscellaneous — 0.2%		
AU Optronics ADR	3,200	54
Celestica*	9,820	58
Flextronics International*	2,095	23
Hon Hai Precision GDR 144A	6,015	100
Tyco Electronics*	3,002	108
Total Electronic Components-Miscellaneous		343
Electronic Components-Semiconductors — 1.4%		
Broadcom, Cl A*	16,205	532
DSP Group*	7,560	135
Ikanos Communications*	5,590	40
International Rectifier*	535	20
Intersil, Cl A	3,490	102
Microchip Technology	1,930	70
Micron Technology*	1,600	19
Microsemi*	2,250	53
Netlogic Microsystems*	1,265	39
NVIDIA*	21,565	987
QLogic*	2,140	28
Samsung Electronics GDR 144A	490	161

Schedule of Investments

As of July 31, 2007

Description	Shares	Value (000)
Electronic Components-Semiconductors — continued		
Semtech*	1,085	$ 18
Silicon Laboratories*	690	24
SiRF Technology Holdings*	2,530	59
Texas Instruments	2,677	94
Volterra Semiconductor*	1,225	14
Zoran*	1,350	25
Total Electronic Components-Semiconductors		2,420
Electronic Design Automation — 0.1%		
Comtech Group*	2,665	38
Magma Design Automation*	1,750	26
Synplicity*	8,370	58
Total Electronic Design Automation		122
Electronic Forms — 0.3%		
Adobe Systems*	11,035	445
Total Electronic Forms		445
Electronic Measuring Instruments — 0.2%		
Agilent Technologies*	6,100	233
Itron*	700	55
Total Electronic Measuring Instruments		288
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	4,400	168
Total Electronic Parts Distribution		168
Electronic Security Devices — 0.0%		
Taser International*	1,520	23
Total Electronic Security Devices		23
Electronics-Military — 0.1%		
EDO	1,530	51
L-3 Communications Holdings	1,450	141
Total Electronics-Military		192
Energy-Alternate Sources — 0.1%		
Covanta Holding*	7,500	170
Evergreen Solar*	2,100	18
Total Energy-Alternate Sources		188
Engineering/R&D Services — 0.4%		
Fluor	2,294	265
McDermott International*	4,500	373
Shaw Group*	1,350	72
Total Engineering/R&D Services		710
Engines-Internal Combustion — 0.3%		
Cummins	3,750	445
Total Engines-Internal Combustion		445

Description	Shares	Value (000)
Enterprise Software/Services — 0.6%		
BMC Software*	6,900	$ 198
Concur Technologies*	1,036	25
Informatica*	1,700	24
Lawson Software*	5,300	51
Open Text*	2,000	38
Oracle*	18,750	358
PROS Holdings*	2,010	25
Sybase*	8,900	211
Taleo, Cl A*	809	17
Ultimate Software Group*	1,285	35
Total Enterprise Software/Services		982
Entertainment Software — 0.1%		
Activision*	7,570	129
Electronic Arts*	1,370	67
THQ*	1,380	40
Total Entertainment Software		236
Environmental Consulting & Engineering — 0.0%		
Tetra Tech*	2,500	53
Total Environmental Consulting & Engineering		53
Fiduciary Banks — 0.3%		
Bank of New York Mellon	6,098	260
Northern Trust	4,100	256
Total Fiduciary Banks		516
Filtration/Separation Products — 0.2%		
Clarcor	2,250	78
Pall	4,500	187
Total Filtration/Separation Products		265
Finance-Consumer Loans — 0.2%		
Encore Capital Group*	3,020	31
First Marblehead	1,220	40
Nelnet, Cl A	2,020	35
SLM	5,953	293
Total Finance-Consumer Loans		399
Finance-Credit Card — 0.1%		
American Express	2,600	152
Discover Financial Services*	1,962	45
Total Finance-Credit Card		197
Finance-Investment Banker/Broker — 0.8%		
Bear Stearns	1,100	133
Citigroup	6,738	314
Cowen*	2,070	30
Greenhill	505	29
JPMorgan Chase	10,521	463
KBW*	100	3

Description	Shares	Value (000)
Finance-Investment Banker/Broker — continued		
MF Global Limited*	770	$ 19
Morgan Stanley	5,005	320
optionsXpress Holdings	2,040	51
Total Finance-Investment Banker/Broker		1,362
Finance-Other Services — 0.1%		
Asset Acceptance Capital	7,840	109
GFI Group*	410	31
NASDAQ Stock Market*	3,450	106
Total Finance-Other Services		246
Financial Guarantee Insurance — 0.1%		
AMBAC Financial Group	910	61
MGIC Investment	1,839	71
Total Financial Guarantee Insurance		132
Food-Dairy Products — 0.1%		
Dean Foods	3,900	112
Wimm-Bill-Dann Foods ADR	900	85
Total Food-Dairy Products		197
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	8,796	187
Total Food-Meat Products		187
Food-Miscellaneous/Diversified — 0.3%		
Kraft Foods, Cl A	4,628	151
Sara Lee	16,400	260
SunOpta*	2,100	24
Total Food-Miscellaneous/Diversified		435
Food-Retail — 0.1%		
Great Atlantic & Pacific Tea	1,700	49
X5 Retail Group GDR*	2,150	67
Total Food-Retail		116
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	2,040	56
Total Food-Wholesale/Distribution		56
Footwear & Related Apparel — 0.0%		
Heelys*	1,180	26
Skechers U.S.A., Cl A*	960	20
Total Footwear & Related Apparel		46
Forestry — 0.1%		
Plum Creek Timber	4,900	190
Total Forestry		190
Gambling (Non-Hotel) — 0.0%		
Pinnacle Entertainment*	2,828	75
Total Gambling (Non-Hotel)		75

Description	Shares	Value (000)
Gas-Distribution — 0.0%		
WGL Holdings	790	$ 24
Total Gas-Distribution		24
Golf — 0.0%		
Callaway Golf	905	15
Total Golf		15
Hazardous Waste Disposal — 0.1%		
Stericycle*	3,520	169
Total Hazardous Waste Disposal		169
Health Care Cost Containment — 0.2%		
Hooper Holmes*	2,330	6
Mckesson	4,781	276
Total Health Care Cost Containment		282
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	3,600	221
Total Hospital Beds/Equipment		221
Hotels & Motels — 0.1%		
Hilton Hotels	380	17
Lodgian*	2,000	25
Marriott International, Cl A	3,186	132
Wyndham Worldwide*	1,175	40
Total Hotels & Motels		214
Human Resources — 0.4%		
Hewitt Associates, Cl A*	10,815	324
Hudson Highland Group*	1,830	30
Kenexa*	699	25
Manpower	2,300	182
Monster Worldwide*	2,920	113
Total Human Resources		674
Import/Export — 0.0%		
Castle Brands*	1,710	8
Total Import/Export		8
Independent Power Producer — 0.0%		
Calpine*	3,940	11
Mirant*	290	11
Reliant Energy*	920	23
Total Independent Power Producer		45
Industrial Audio & Video Products — 0.0%		
SRS Labs*	2,254	26
Total Industrial Audio & Video Products		26
Industrial Automation/Robot — 0.1%		
Cognex	1,500	32
Intermec*	2,500	64

Description	Shares	Value (000)
Industrial Automation/Robot — continued		
Rockwell Automation	2,000	$ 140
Total Industrial Automation/Robot		236
Industrial Gases — 0.4%		
Air Products & Chemicals	225	20
Praxair	9,675	741
Total Industrial Gases		761
Instruments-Controls — 0.0%		
Watts Water Technologies, Cl A	1,350	47
Total Instruments-Controls		47
Instruments-Scientific — 0.2%		
PerkinElmer	9,900	276
Total Instruments-Scientific		276
Insurance Brokers — 0.1%		
Marsh & McLennan	5,490	151
Total Insurance Brokers		151
Internet Application Software — 0.1%		
Cryptologic	920	20
DealerTrack Holdings*	2,301	83
Interwoven*	1,900	26
Vocus*	646	18
Total Internet Application Software		147
Internet Financial Services — 0.0%		
Authorize.net Holdings*	2,385	41
Online Resources*	3,440	38
Total Internet Financial Services		79
Internet Infrastructure Software — 0.2%		
Akamai Technologies*	1,540	52
F5 Networks*	1,680	145
Opsware*	3,461	49
Radvision Limited*	800	14
Total Internet Infrastructure Software		260
Internet Security — 0.1%		
Checkfree*	945	35
Ipass*	1,390	7
Symantec*	6,740	129
Total Internet Security		171
Investment Management/Advisory Services — 0.3%		
Affiliated Managers Group*	750	85
Franklin Resources	2,075	264
Legg Mason	1,180	106
Total Investment Management/Advisory Services		455

Description	Shares	Value (000)
Lasers-Systems/Components — 0.0%		
Electro Scientific Industries*	2,370	$ 52
Newport*	2,400	31
Total Lasers-Systems/Components		83
Life/Health Insurance — 0.2%		
Cigna	5,300	274
Total Life/Health Insurance		274
Linen Supply & Related Items — 0.0%		
Cintas	950	35
Total Linen Supply & Related Items		35
Machine Tools & Related Products — 0.2%		
Kennametal	4,100	314
Total Machine Tools & Related Products		314
Machinery-Construction & Mining — 0.4%		
Bucyrus International, Cl A	600	38
Caterpillar	5,625	443
Terex*	2,000	173
Total Machinery-Construction & Mining		654
Machinery-Electrical — 0.1%		
Baldor Electric	800	37
Franklin Electric	1,250	58
Total Machinery-Electrical		95
Machinery-General Industry — 0.2%		
Manitowoc	1,910	148
Wabtec	3,720	152
Total Machinery-General Industry		300
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	260	9
Total Machinery-Print Trade		9
Medical Imaging Systems — 0.0%		
IRIS International*	1,167	19
Total Medical Imaging Systems		19
Medical Information Systems — 0.2%		
Cerner*	7,350	389
IMS Health	1,495	42
Total Medical Information Systems		431
Medical Instruments — 0.3%		
Abaxis*	1,139	21
Cambridge Heart*	2,660	10
Conceptus*	3,081	50
Medtronic	3,410	173
Micrus Endovascular*	1,122	26

Description	Shares	Value (000)
Medical Instruments — continued		
Natus Medical*	4,400	$ 67
St. Jude Medical*	780	34
Symmetry Medical*	4,100	61
Total Medical Instruments		442
Medical Labs & Testing Services — 0.1%		
Covance*	1,080	76
Laboratory Corp of America Holdings*	2,300	170
Total Medical Labs & Testing Services		246
Medical Products — 0.4%		
Baxter International	4,732	249
Covidien*	3,001	123
Henry Schein*	2,740	149
Orthofix International*	820	35
PSS World Medical*	3,150	54
Syneron Medical*	1,040	25
Vital Signs	550	28
Total Medical Products		663
Medical-Biomedical/Genetic — 0.5%		
Cambrex	1,530	21
Celgene*	3,050	185
Genzyme*	6,490	409
Integra LifeSciences Holdings*	1,050	52
Invitrogen*	525	38
Keryx Biopharmaceuticals*	2,700	23
Lifecell*	1,630	50
Martek Biosciences*	1,760	45
Orchid Cellmark*	1,630	8
PDL BioPharma*	3,780	89
Total Medical-Biomedical/Genetic		920
Medical-Drugs — 1.4%		
Angiotech Pharmaceuticals*	17,945	124
Aspreva Pharmaceuticals*	1,740	30
Axcan Pharma*	2,930	54
Bristol-Myers Squibb	9,719	276
Cephalon*	4,450	334
Indevus Pharmaceuticals*	3,370	24
Medicis Pharmaceutical, Cl A	670	19
Pfizer	22,961	540
Santarus*	5,173	25
Schering-Plough	20,250	578
Valeant Pharmaceuticals International	2,710	42
Wyeth	7,088	344
Total Medical-Drugs		2,390
Medical-Generic Drugs — 0.0%		
Perrigo	1,890	35
Total Medical-Generic Drugs		35

Description	Shares	Value (000)
Medical-HMO — 0.2%		
Humana*	479	$ 31
WellPoint*	4,746	356
Total Medical-HMO		387
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	3,600	189
Total Medical-Hospitals		189
Medical-Nursing Homes — 0.0%		
Assisted Living Concepts, Cl A*	3,700	33
Skilled Healthcare Group, Cl A*	1,480	21
Total Medical-Nursing Homes		54
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	1,820	65
Radiation Therapy Services*	2,713	77
Total Medical-Outpatient/Home Medical		142
Medical-Wholesale Drug Distributors — 0.3%		
AmerisourceBergen	3,800	179
Cardinal Health	4,370	287
Total Medical-Wholesale Drug Distributors		466
Metal Processors & Fabricators — 0.5%		
CIRCOR International	1,200	48
Commercial Metals	5,200	160
Haynes International*	1,305	117
Ladish*	2,467	120
Precision Castparts	1,840	252
Sterlite Industries ADR*	15,565	253
Total Metal Processors & Fabricators		950
Metal Products-Distributors — 0.0%		
AM Castle	2,200	73
Total Metal Products-Distributors		73
Metal-Aluminum — 0.0%		
Alcoa	1,540	59
Total Metal-Aluminum		59
Metal-Copper — 0.0%		
Taseko Mines*	9,000	43
Total Metal-Copper		43
Miscellaneous Manufacturing — 0.0%		
Trimas*	4,200	49
Total Miscellaneous Manufacturing		49
Motion Pictures & Services — 0.0%		
Macrovision*	895	21
Total Motion Pictures & Services		21

31

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Multi-Line Insurance — 1.1%		
Allstate	3,921	$ 208
American International Group	4,300	276
Cincinnati Financial	5,600	220
Hartford Financial Services Group	5,567	511
Loews	6,184	293
XL Capital, Cl A	4,246	331
Total Multi-Line Insurance		1,839
Multimedia — 0.1%		
Entravision Communications, Cl A*	1,670	16
Gemstar-TV Guide International*	5,550	32
Walt Disney	4,076	134
Total Multimedia		182
Networking Products — 0.6%		
Anixter International*	650	54
Atheros Communications*	860	24
Cisco Systems*	28,495	824
Foundry Networks*	700	12
Juniper Networks*	4,290	129
Switch & Data Facilities*	2,169	34
Total Networking Products		1,077
Non-Ferrous Metals — 0.2%		
Cameco	8,930	364
Total Non-Ferrous Metals		364
Non-Hazardous Waste Disposal — 0.2%		
Allied Waste Industries*	16,320	210
Waste Management	2,920	111
Total Non-Hazardous Waste Disposal		321
Office Automation & Equipment — 0.0%		
Pitney Bowes	1,830	84
Total Office Automation & Equipment		84
Office Supplies & Forms — 0.1%		
Avery Dennison	3,800	233
Total Office Supplies & Forms		233
Oil & Gas Drilling — 0.2%		
Atlas America	1,425	69
Diamond Offshore Drilling	1,150	119
Patterson-UTI Energy	5,560	127
Pride International*	1,060	37
Rowan	620	26
Total Oil & Gas Drilling		378
Oil Companies-Exploration & Production — 1.2%		
Arena Resources*	570	31
ATP Oil & Gas*	855	39
Cabot Oil & Gas	1,400	48

Description	Shares	Value (000)
Oil Companies-Exploration & Production — continued		
Denbury Resources*	2,250	$ 90
EnCana	2,925	178
Forest Oil*	1,250	51
Gazprom ADR	1,400	60
Goodrich Petroleum*	1,200	36
Harvest Natural Resources*	4,990	56
Murphy Oil	1,100	68
Newfield Exploration*	4,100	197
NovaTek GDR	2,000	107
Occidental Petroleum	6,772	384
Parallel Petroleum*	1,370	28
PetroHawk Energy*	3,200	48
Southwestern Energy*	12,950	526
Stone Energy*	1,525	50
Ultra Petroleum*	1,570	87
Total Oil Companies-Exploration & Production		2,084
Oil Companies-Integrated — 1.1%		
BP ADR	1,536	107
Chevron	2,608	222
ConocoPhillips	4,989	403
Exxon Mobil	5,338	454
Hess	3,000	184
LUKOIL ADR	900	73
Marathon Oil	4,026	222
Petroleo Brasileiro ADR	3,280	213
Total Oil Companies-Integrated		1,878
Oil Field Machinery & Equipment — 0.3%		
Dresser-Rand Group*	1,370	51
Grant Prideco*	2,100	118
National Oilwell Varco*	2,225	267
T-3 Energy Services*	1,030	36
Total Oil Field Machinery & Equipment		472
Oil Refining & Marketing — 0.1%		
Tesoro	3,000	149
Total Oil Refining & Marketing		149
Oil-Field Services — 0.8%		
Hanover Compressor*	1,965	47
Helix Energy Solutions Group*	4,435	173
Hercules Offshore*	1,450	44
Key Energy Services*	3,220	49
North American Energy Partners*	2,300	40
Oceaneering International*	1,000	56
Schlumberger	7,200	682
Superior Energy Services*	1,650	66
Tetra Technologies*	1,600	44

Description	Shares	Value (000)
Oil-Field Services — continued		
W-H Energy Services*	1,845	$ 118
Willbros Group*	1,100	35
Total Oil-Field Services		1,354
Paper & Related Products — 0.2%		
Abitibi-Consolidated*	47,620	113
Bowater	1,840	36
Domtar*	16,725	159
MeadWestvaco	1,360	44
Neenah Paper	870	34
Smurfit-Stone Container*	2,570	30
Total Paper & Related Products		416
Pharmacy Services — 0.2%		
Medco Health Solutions*	2,951	240
Omnicare	1,360	45
Total Pharmacy Services		285
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	3,300	178
Total Physical Practice Management		178
Physical Therapy/Rehabilitation Centers — 0.0%		
Psychiatric Solutions*	2,215	75
Total Physical Therapy/Rehabilitation Centers		75
Pipelines — 0.4%		
El Paso	13,930	232
Oneok	2,600	132
Questar	2,600	134
Spectra Energy	6,592	168
Total Pipelines		666
Platinum — 0.0%		
Stillwater Mining*	2,060	19
Total Platinum		19
Power Conversion/Supply Equipment — 0.0%		
Delta Electronics GDR	2,397	47
Total Power Conversion/Supply Equipment		47
Printing-Commercial — 0.2%		
RR Donnelley & Sons	6,933	293
Total Printing-Commercial		293
Private Corrections — 0.1%		
Geo Group*	2,900	80
Total Private Corrections		80
Property/Casualty Insurance — 0.5%		
Arch Capital Group*	3,800	265
Safeco	4,150	243

Description	Shares	Value (000)
Property/Casualty Insurance — continued		
Travelers	2,350	$ 119
WR Berkley	6,800	200
Total Property/Casualty Insurance		827
Publishing-Books — 0.0%		
Courier	1,150	43
Scholastic*	200	7
Total Publishing-Books		50
Publishing-Newspapers — 0.1%		
Gannett	2,229	111
Total Publishing-Newspapers		111
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	4,390	48
Total Publishing-Periodicals		48
Quarrying — 0.0%		
Vulcan Materials	51	5
Total Quarrying		5
Radio — 0.0%		
Radio One, Cl D*	6,115	37
XM Satellite Radio Holdings, Cl A*	2,150	25
Total Radio		62
Real Estate Management/Services — 0.2%		
CB Richard Ellis Group, Cl A*	8,257	288
Total Real Estate Management/Services		288
Real Estate Operation/Development — 0.0%		
Brookfield Properties	3,145	71
Total Real Estate Operation/Development		71
Recreational Centers — 0.0%		
Town Sports*	1,900	32
Total Recreational Centers		32
Reinsurance — 0.7%		
Allied World Assurance Holdings	695	33
Aspen Insurance Holdings	4,600	113
Berkshire Hathaway, Cl B*	53	191
Endurance Specialty Holdings	890	33
Everest Re Group	335	33
Montpelier Re Holdings	6,325	100
PartnerRe	3,950	281
Platinum Underwriters Holdings	1,480	49
RenaissanceRe Holdings	4,700	270
Validus Holdings*	3,390	76
Total Reinsurance		1,179

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
REITs-Apartments — 0.3%		
Archstone-Smith Trust	2,087	$ 120
AvalonBay Communities	1,199	129
BRE Properties	1,018	51
Camden Property Trust	968	53
Equity Residential	2,386	95
GMH Communities Trust	2,486	21
UDR	1,928	45
Total REITs-Apartments		514
REITs-Diversified — 0.2%		
Colonial Properties Trust	1,513	53
Digital Realty Trust	1,328	44
PS Business Parks	353	18
Vornado Realty Trust	1,786	191
Total REITs-Diversified		306
REITs-Hotels — 0.2%		
Ashford Hospitality Trust	2,140	22
DiamondRock Hospitality	2,101	35
Host Hotels & Resorts	6,260	132
LaSalle Hotel Properties	1,722	69
Strategic Hotels & Resorts	640	14
Total REITs-Hotels		272
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	628	28
Total REITs-Manufactured Homes		28
REITs-Mortgage — 0.0%		
Annaly Capital Management	2,070	30
CapitalSource	1,140	21
MFA Mortgage Investments	3,380	24
Total REITs-Mortgage		75
REITs-Office Property — 0.3%		
Alexandria Real Estate Equities	160	14
American Financial Realty Trust	3,480	30
BioMed Realty Trust	2,008	44
Boston Properties	2,687	254
Corporate Office Properties	1,809	68
Kilroy Realty	398	26
SL Green Realty	792	96
Total REITs-Office Property		532
REITs-Regional Malls — 0.3%		
General Growth Properties	2,310	111
Simon Property Group	3,024	262
Taubman Centers	1,591	76
Total REITs-Regional Malls		449

Description	Shares	Value (000)
REITs-Shopping Centers — 0.2%		
Acadia Realty Trust	799	$ 19
Developers Diversified Realty	332	16
Federal Realty Investment Trust	815	61
Kimco Realty	2,358	88
Kite Realty Group Trust	1,523	24
Regency Centers	1,340	87
Tanger Factory Outlet Centers	743	25
Total REITs-Shopping Centers		320
REITs-Storage — 0.1%		
Public Storage	1,769	124
Total REITs-Storage		124
REITs-Warehouse/Industrial — 0.1%		
AMB Property	1,572	84
Prologis	2,359	134
Total REITs-Warehouse/Industrial		218
Rental Auto/Equipment — 0.1%		
Avis Budget Group*	420	11
H&E Equipment Services*	3,380	92
RSC Holdings*	2,380	50
Total Rental Auto/Equipment		153
Retail-Apparel/Shoe — 0.4%		
Abercrombie & Fitch, Cl A	3,775	264
Aeropostale*	2,820	107
AnnTaylor Stores*	1,300	41
Childrens Place Retail Stores*	1,000	34
Footstar	3,550	16
Kenneth Cole Productions, Cl A	1,790	38
Men's Wearhouse	4,100	203
Syms	2,430	36
Total Retail-Apparel/Shoe		739
Retail-Automobile — 0.0%		
Group 1 Automotive	1,320	50
Total Retail-Automobile		50
Retail-Building Products — 0.1%		
Home Depot	2,600	97
Total Retail-Building Products		97
Retail-Computer Equipment — 0.2%		
GameStop, Cl A*	6,480	261
Total Retail-Computer Equipment		261
Retail-Discount — 0.0%		
Citi Trends*	858	28
Wal-Mart Stores	653	30
Total Retail-Discount		58

Description	Shares	Value (000)
Retail-Drug Store — 0.6%		
CVS Caremark	17,015	$ 599
Rite Aid*	32,900	181
Walgreen	4,930	218
Total Retail-Drug Store		998
Retail-Jewelry — 0.0%		
Movado Group	1,400	40
Total Retail-Jewelry		40
Retail-Major Department Store — 0.2%		
JC Penney	4,870	331
Total Retail-Major Department Store		331
Retail-Office Supplies — 0.1%		
Office Depot*	4,634	116
Total Retail-Office Supplies		116
Retail-Pet Food & Supplies — 0.1%		
PetSmart	4,280	138
Total Retail-Pet Food & Supplies		138
Retail-Propane Distribution — 0.1%		
Star Gas Partners LP*	23,980	96
Total Retail-Propane Distribution		96
Retail-Regional Department Store — 0.1%		
Dillard's, Cl A	6,000	179
Total Retail-Regional Department Store		179
Retail-Restaurants — 0.2%		
BJ's Restaurants*	750	15
Cheesecake Factory*	1,240	31
Starbucks*	10,050	268
Total Retail-Restaurants		314
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	1,280	72
Zumiez*	748	28
Total Retail-Sporting Goods		100
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	2,735	12
Total Retail-Video Rental		12
Retirement/Aged Care — 0.0%		
Emeritus*	900	22
Total Retirement/Aged Care		22

Description	Shares	Value (000)
S&L/Thrifts-Central US — 0.0%		
Citizens First Bancorp	1,000	$ 19
Franklin Bank*	1,600	17
Total S&L/Thrifts-Central US		36
S&L/Thrifts-Eastern US — 0.2%		
Brookline Bancorp	5,400	56
Clifton Savings Bancorp	3,300	33
Dime Community Bancshares	3,250	36
Flushing Financial	2,650	40
Investors Bancorp*	3,350	40
KNBT Bancorp	2,200	29
NewAlliance Bancshares	2,900	39
Provident New York Bancorp	4,100	56
Total S&L/Thrifts-Eastern US		329
S&L/Thrifts-Southern US — 0.0%		
BankUnited Financial, Cl A	1,650	28
Total S&L/Thrifts-Southern US		28
S&L/Thrifts-Western US — 0.2%		
PFF Bancorp	1,600	27
Provident Financial Holdings	1,550	30
Washington Federal	12,040	271
Washington Mutual	2,488	93
Total S&L/Thrifts-Western US		421
Schools — 0.2%		
Capella Education*	1,040	46
ITT Educational Services*	1,160	123
Learning Tree International*	4,110	55
Strayer Education	425	64
Total Schools		288
Semiconductor Components-Integrated Circuits — 0.5%		
Cirrus Logic*	4,400	32
Cypress Semiconductor*	2,960	74
Integrated Device Technology*	2,750	45
Maxim Integrated Products	17,285	548
Powertech Technology GDR	10,000	94
Total Semiconductor Components-Integrated Circuits		793
Semiconductor Equipment — 0.1%		
Brooks Automation*	1,700	30
Cabot Microelectronics*	480	21
Tessera Technologies*	1,240	51
Ultratech*	2,500	31
Total Semiconductor Equipment		133

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	2,070	$ 20
Total Specified Purpose Acquisition		20
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	1,220	17
TMK GDR 144A	1,700	68
Total Steel Pipe & Tube		85
Steel-Producers — 0.2%		
Nucor	1,700	85
Olympic Steel	550	15
United States Steel	1,964	193
Total Steel-Producers		293
Steel-Specialty — 0.3%		
Allegheny Technologies	4,880	512
Total Steel-Specialty		512
Super-Regional Banks-US — 0.6%		
Bank of America	6,939	329
Capital One Financial	6,849	485
Wells Fargo	5,978	202
Total Super-Regional Banks-US		1,016
Telecommunications Equipment — 0.1%		
CommScope*	463	25
Comtech Telecommunications*	1,100	48
OpNext*	1,643	20
Plantronics	2,425	68
Tollgrade Communications*	3,180	33
Total Telecommunications Equipment		194
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	1,995	29
Total Telecommunications Equipment-Fiber Optics		29
Telecommunications Services — 0.5%		
Amdocs*	7,000	253
Cbeyond*	557	20
Embarq	3,600	222
MasTec*	3,640	50
Orbcomm*	3,053	47
RCN*	2,640	47
Time Warner Telecom, Cl A*	8,840	173
Total Telecommunications Services		812

Description	Shares	Value (000)
Telephone-Integrated — 0.7%		
AT&T	16,418	$ 643
General Communication Cl A*	3,300	38
IDT, Cl B	3,490	35
Level 3 Communications*	7,600	40
Verizon Communications	9,646	411
Total Telephone-Integrated		1,167
Television — 0.0%		
Sinclair Broadcast Group, Cl A	1,765	23
Total Television		23
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	2,200	198
Total Textile-Home Furnishings		198
Therapeutics — 0.4%		
Gilead Sciences*	14,120	526
ImClone Systems*	960	32
Medicines*	3,580	57
Theravance*	1,240	33
Warner Chilcott, Cl A*	2,005	36
Total Therapeutics		684
Tobacco — 0.6%		
Altria Group	6,658	442
Imperial Tobacco Group ADR	4,641	407
UST	3,784	203
Total Tobacco		1,052
Tools-Hand Held — 0.1%		
Stanley Works	4,440	246
Total Tools-Hand Held		246
Transactional Software — 0.0%		
Innerworkings*	3,063	41
VeriFone Holdings*	950	34
Total Transactional Software		75
Transport-Air Freight — 0.0%		
ABX Air*	3,020	22
Total Transport-Air Freight		22
Transport-Equipment & Leasing — 0.1%		
GATX	990	45
Genesis Lease ADR	2,160	56
Greenbrier	400	13
Total Transport-Equipment & Leasing		114
Transport-Marine — 0.1%		
Overseas Shipholding Group	2,100	163
Total Transport-Marine		163

Description	Shares	Value (000)
Transport-Rail — 0.4%		
Burlington Northern Santa Fe	2,648	$ 218
Canadian Pacific Railway	3,100	229
CSX	4,000	190
Union Pacific	12	1
Total Transport-Rail		638
Transport-Services — 0.1%		
FedEx	498	55
Ryder System	157	9
UTi Worldwide	3,260	82
Total Transport-Services		146
Transport-Truck — 0.0%		
Forward Air	1,000	34
Heartland Express	2,400	36
Total Transport-Truck		70
Veterinary Diagnostics — 0.0%		
VCA Antech*	1,930	76
Total Veterinary Diagnostics		76
Vitamins & Nutrition Products — 0.1%		
Herbalife	4,265	175
Total Vitamins & Nutrition Products		175
Water — 0.0%		
Consolidated Water	1,600	46
Total Water		46
Web Hosting/Design — 0.1%		
Equinix*	2,110	183
Total Web Hosting/Design		183
Web Portals/ISP — 0.5%		
Gigamedia*	1,801	19
Google, Cl A*	1,639	836
Trizetto Group*	2,600	42
Total Web Portals/ISP		897
Wireless Equipment — 0.9%		
American Tower, Cl A*	20,440	852
Nokia ADR	8,113	232
Novatel Wireless*	1,943	42
Qualcomm	8,260	344
RF Micro Devices*	5,500	38
Total Wireless Equipment		1,508
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	831	15
Total Wound, Burn & Skin Care		15
Total Common Stock (Cost $72,223)		80,540

Description	Shares	Value (000)
Foreign Common Stock — 14.1%		
Australia — 1.0%		
BHP Billiton	5,919	$ 188
Caltex Australia	5,990	126
Leighton Holdings	3,815	126
MacArthur Coal	900	5
Minara Resources	3,448	18
Qantas Airways	91,470	443
Sally Malay Mining*	2,902	9
Santos	31,697	355
Tattersall's	52,097	216
Zinifex	14,995	248
Total Australia		1,734
Austria — 0.1%		
Voestalpine	1,697	141
Total Austria		141
Belgium — 0.3%		
Belgacom	200	8
Delhaize Group	1,213	113
Fortis	10,455	412
Total Belgium		533
Bermuda — 0.0%		
Catlin Group	1,606	15
Total Bermuda		15
Brazil — 0.2%		
Banco do Brasil	4,500	71
Gafisa	5,200	83
Kroton Educacional*	2,650	60
Localiza Rent A Car	5,100	52
Porto Seguro	1,700	65
Total Brazil		331
Canada — 0.1%		
Canadian Imperial Bank of Commerce	1,300	113
Gerdau Ameristeel	500	7
Methanex	2,100	52
Teck Cominco, Cl B	1,200	53
TELUS	300	16
Total Canada		241
China — 0.1%		
Industrial & Commercial Bank of China, Cl H	130,000	79
Total China		79

Old Mutual Asset Allocation Balanced Portfolio — continued

Schedule of Investments

As of July 31, 2007

Description	Shares	Value (000)
Denmark — 0.1%		
Norden	1,511	$ 126
Sydbank	550	28
Topdanmark*	275	47
Total Denmark		201
Finland — 0.1%		
Outokumpu	1,467	46
Rautaruukki	800	52
Total Finland		98
France — 0.9%		
Air France-KLM	7,497	337
BNP Paribas	6,685	735
CNP Assurances	312	41
Lafarge	70	12
Societe Generale	2,435	418
Vivendi	2,232	95
Total France		1,638
Germany — 1.6%		
Allianz SE	1,043	222
Balda*	129	1
Commerzbank	230	10
Deutsche Bank	4,283	580
Deutsche Lufthansa	2,286	64
E.ON	2,046	322
Epcos	1,056	21
Kloeckner	2,256	168
Koenig & Bauer	1,376	51
MAN	2,738	396
Norddeutsche Affinerie	1,129	49
Salzgitter	2,066	420
ThyssenKrupp	7,831	433
Volkswagen	147	26
Total Germany		2,763
Hong Kong — 0.2%		
ASM Pacific Technology	1,948	18
China Everbright International	156,000	61
China Mobile	7,000	80
China Resources Enterprise	24,000	95
CNOOC	50,000	59
Kingdee International Software Group	66,000	65
Orient Overseas International	2,200	26
Regal Hotels International Holdings	308,000	25
Television Broadcasts	6,000	41
Vtech Holdings	2,326	21
Total Hong Kong		491
Indonesia — 0.2%		
Astra International	32,000	64
Bank Niaga	576,000	57
Bank Rakyat Indonesia	114,000	76

Description	Shares	Value (000)
Indonesia — continued		
Ciputra Development*	627,000	$ 61
Ramayana Lestari Sentosa	582,000	61
Total Indonesia		319
Italy — 0.7%		
Enel	57,414	593
ENI	18,562	649
Fondiaria-Sai	978	47
Total Italy		1,289
Japan — 2.4%		
ABILIT	900	4
Arcs	4,700	70
Bosch	34	—
Brother Industries	7,000	101
Canon	4,100	217
Central Japan Railway	25	259
Century Leasing System	900	12
Cosmo Oil	26,000	148
Cosmos Initia	4,000	22
Daiichikosho	2,700	29
IBJ Leasing	300	6
JFE Shoji Holdings	5,000	37
Kobayashi Pharmaceutical	700	24
Kohnan Shoji	900	12
Kyoei Steel	800	22
Leopalace21	3,400	108
Marubeni	82,000	786
Matsushita Electric Works	7,000	88
Mori Seiki	1,200	39
Nippon Mining Holdings	11,500	116
Nippon Oil	20,000	178
Nippon Steel Trading	4,000	13
Nissan Shatai	3,000	19
Nisshin Oillio Group	1,000	5
NTT Data	34	142
Pacific Management	5	8
Pacific Metals	3,000	52
Seiko Holdings	5,000	45
Shinsho	3,000	11
Sumco	6,600	339
Sumitomo	26,300	509
Sumitomo Metal Mining	26,000	631
Tokyo Electron	18	1
Tokyo Tekko	3,000	16
Toyota Boshoku	2,200	57
UMC Japan*	91	13
Yamato Kogyo	2,300	109
Yamazen	2,000	14
Total Japan		4,262

Description	Shares	Value (000)
Luxembourg — 0.1%		
Millicom International Cellular*	1,240	$ 100
Total Luxembourg		100
Malaysia — 0.1%		
Genting	23,200	53
SP Setia	28,000	69
WCT Engineering	37,333	71
Total Malaysia		193
Mexico — 0.0%		
GEO SA de CV, Ser B*	12,900	71
Total Mexico		71
Netherlands — 1.1%		
Heineken	5,599	355
Hunter Douglas	481	47
ING Groep	16,481	695
OCE	1,171	27
Royal Dutch Shell, Cl A	21,936	852
Royal KPN	1,216	19
Total Netherlands		1,995
New Zealand — 0.2%		
Air New Zealand	170,375	344
Fletcher Building	8,377	80
Total New Zealand		424
Norway — 0.1%		
Norsk Hydro	5,800	223
Total Norway		223
Philippines — 0.1%		
Ayala	9,120	106
Jollibee Foods	16,000	17
Union Bank of Philippines	61,900	82
Universal Robina	108,000	38
Total Philippines		243
Russia — 0.2%		
Pharmstandard*	1,200	73
Sberbank	40,000	160
Unified Energy System*	58,000	79
Total Russia		312
Singapore — 0.5%		
Jardine Cycle & Carriage	4,000	42
Neptune Orient Lines	10,000	36
Rotary Engineering	267,000	221
Singapore Airlines	27,000	341

Description	Shares	Value (000)
Singapore — continued		
Singapore Exchange	20,000	$ 126
Singapore Telecommunications	46,550	106
United Test and Assembly Center*	8,000	6
Total Singapore		878
South Africa — 0.2%		
Anglo Platinum	336	46
MTN Group	5,750	81
Standard Bank Group	5,980	85
Truworths International	18,000	91
Total South Africa		303
South Korea — 0.2%		
Daegu Bank	3,750	73
Hynix Semiconductor*	1,500	61
Lotte Shopping	150	59
Osstem Implant*	1,500	62
SSCP*	2,460	75
Total South Korea		330
Spain — 0.2%		
Banco Bilbao Vizcaya Argentaria	16,559	405
Total Spain		405
Sweden — 0.7%		
Electrolux, Cl B	14,600	365
JM	5,068	152
Volvo, Cl B	35,467	652
Total Sweden		1,169
Switzerland — 0.3%		
Nestle	63	24
Zurich Financial Services	1,417	413
Total Switzerland		437
Thailand — 0.2%		
CP Seven Eleven	268,000	95
Home Product Center	323,000	51
Kasikornbank	48,000	115
Total Thailand		261
Turkey — 0.1%		
Asya Katilim Bankasi*	8,200	56
Bim Birlesik Magazalar	900	60
Total Turkey		116

Schedule of Investments

As of July 31, 2007

Description	Shares	Value (000)
United Kingdom — 1.8%		
3i Group	7,451	$ 161
Antofagasta	46,424	676
Ashtead	6,039	17
AstraZeneca	7,783	402
Aviva	300	4
BHP Billiton	4,211	124
BT Group	118,559	751
CSR*	3,219	47
Fiberweb	1,988	5
Hays	12,193	40
HBOS	11,240	219
HSBC Holdings	202	4
Kazakhmys	3,354	85
Lavendon Group	2,044	27
Marks & Spencer Group	2,223	28
Michael Page International	5,146	56
Next	359	14
Royal Bank of Scotland Group	15,696	187
Royal Dutch Shell, Cl B	4,999	198
SABMiller	3,000	77
Sage Group	687	3
Sportingbet*	11,664	12
Tate & Lyle	1,914	22
Tesco	1,784	16
Total United Kingdom		3,175
Total Foreign Common Stock (Cost $20,784)		**24,770**
Investment Company — 0.1%		
Index Fund-Mid Cap — 0.1%		
iShares Russell Midcap Value Index Fund	500	74
Total Index Fund-Mid Cap		74
Index Fund-Small Cap — 0.0%		
iShares S&P SmallCap 600 Value Index Fund	200	15
Total Index Fund-Small Cap		15
Total Investment Company (Cost $81)		**89**
Warrants — 0.4%		
Asian Paints 144A, expires 06/15/09*	4,400	99
Bharat Heavy Electricals 144A, expires 05/12/08*	2,350	101
Grasim Industries 144A, expires 05/22/09*	900	66
Infosys Technologies 144A,expires 08/21/09*	2,600	128
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	11,800	114

Description	Shares/Face Amount (000)	Value (000)
Warrants — continued		
Nicholas Piramal India 144A, expires 10/26/09*	12,800	$ 86
Taiwan Semiconductor 144A, expires 02/01/12*	130	—
TXC 144A, expires 01/27/12*	36,000	82
Tianjin Port 144A, expires 08/04/07*	73,000	59
Total Warrants (Cost $597)		**735**
U.S. Government Agency Obligations — 11.1%		
Federal Home Loan Mortgage Corporation		
6.500%, 04/01/35	$ 11	11
6.500%, 08/01/37	165	167
6.000%, 08/01/29	28	28
6.000%, 02/01/37	499	494
6.000%, 07/01/37	445	441
6.000%, 08/01/37	2,265	2,247
5.894%, 12/01/36 (A)	500	500
5.875%, 03/21/11	80	82
5.875%, 01/01/37 (A)	630	633
5.783%, 03/01/37 (A)	177	178
5.500%, 09/01/17	64	64
5.500%, 09/01/19	62	62
5.500%, 08/01/20	371	368
5.500%, 02/01/21	212	209
5.500%, 02/01/21	12	12
5.500%, 05/01/21	50	50
5.500%, 09/01/21	193	190
5.500%, 04/01/22	477	472
5.500%, 11/01/36	691	668
5.500%, 11/01/36	113	109
5.500%, 12/01/36	911	880
5.500%, 05/01/37	1,255	1,213
5.400%, 03/17/21	330	325
5.267%, 04/01/37 (A)	473	466
5.250%, 11/03/09	675	674
5.250%, 02/24/11	525	524
5.000%, 10/16/09	260	259
5.000%, 07/01/21	600	583
5.000%, 05/01/22	312	302
Federal Home Loan Mortgage Corporation - Gold		
5.500%, 06/01/22	392	388
5.500%, 12/01/36	299	289
Federal Home Loan Mortgage Corporation - TBA		
6.500%, 08/15/37	1,505	1,520
Federal National Mortgage Association		
6.000%, 12/15/31	495	502

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
Federal National Mortgage Association — continued		
6.500%, 03/01/35	$ 216	$ 219
6.250%, 02/01/11	400	416
6.000%, 01/01/29	144	144
6.000%, 05/01/33	123	123
6.000%, 07/01/36	209	208
6.000%, 08/01/36	39	39
6.000%, 11/01/36	167	166
6.000%, 12/01/36	226	224
5.500%, 03/01/20	72	71
5.500%, 04/01/21	41	40
5.500%, 11/01/21	176	174
5.500%, 12/01/35	1,231	1,192
5.500%, 01/01/36	273	264
5.500%, 03/01/36	360	349
5.500%, 03/01/36	294	284
5.500%, 04/01/36	162	156
5.500%, 11/01/36	206	199
5.125%, 01/02/14	95	94
5.000%, 03/01/20	37	36
5.000%, 05/01/37	272	255
Total U.S. Government Agency Obligations (Cost $19,648)		**19,563**
U.S. Treasury Obligations — 10.5%		
U.S. Treasury Bonds		
7.500%, 11/15/16	100	120
5.375%, 02/15/31	855	903
4.500%, 02/15/36	1,500	1,402
U.S. Treasury Notes		
4.875%, 08/15/09	70	70
4.875%, 07/31/11	695	702
4.750%, 05/31/12	490	493
4.750%, 05/15/14	1,435	1,439
4.625%, 11/15/09	1,875	1,877
4.625%, 02/29/12	1,700	1,702
4.625%, 02/15/17	1,150	1,135
4.500%, 11/30/11	845	842
4.500%, 03/31/12	1,980	1,970
4.500%, 05/15/17	2,595	2,540
3.875%, 07/15/10	3,252	3,195
Total U.S. Treasury Obligations (Cost $18,380)		**18,390**

Description	Face Amount (000)	Value (000)
Corporate Bonds — 9.2%		
Abbott Laboratories		
5.600%, 05/15/11	$ 260	$ 262
Advanta Capital Trust, Ser B		
8.990%, 12/17/26	119	113
Ahern Rentals		
9.250%, 08/15/13	211	203
Alcoa		
5.900%, 02/01/27	40	38
Allegheny Energy Supply 144A		
8.250%, 04/15/12	50	52
American General Finance, Ser G MTN		
5.375%, 09/01/09	120	120
Ameriprise Financial		
5.350%, 11/15/10	100	100
Amgen		
4.000%, 11/18/09	40	39
AOL Time Warner		
6.875%, 05/01/12	130	136
Apache		
5.250%, 04/15/13	260	256
Aramark 144A		
8.856%, 08/01/07 (A)	105	98
AT&T Wireless		
8.750%, 03/01/31	75	93
7.875%, 03/01/11	90	97
Bank of America		
5.375%, 08/15/11	230	229
5.375%, 06/15/14	55	54
Bank One		
5.900%, 11/15/11	130	133
5.250%, 01/30/13	145	143
Belden CDT 144A		
7.000%, 03/15/17	105	99
Canadian National Railway		
5.800%, 06/01/16	125	125
Canadian National Resources		
5.700%, 05/15/17	185	179
Cascades		
7.250%, 02/15/13	211	197
Caterpillar Financial Services		
5.050%, 12/01/10	150	150
Chesapeake Energy		
6.500%, 08/15/17	208	192
ChevronTexaco		
3.500%, 09/17/07	220	220
Chubb		
4.934%, 11/16/07	90	90
Cisco Systems		
5.500%, 02/22/16	70	69
5.250%, 02/22/11	200	199
Citigroup		
5.100%, 09/29/11	230	227

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Coleman Cable 144A		
9.875%, 10/01/12	$ 160	$ 166
Columbus Southern Power, Ser C		
5.500%, 03/01/13	80	79
Comcast		
5.900%, 03/15/16	160	156
5.875%, 02/15/18	40	38
5.300%, 01/15/14	60	57
Conocophillips Canada		
5.625%, 10/15/16	150	148
Costco Wholesale		
5.500%, 03/15/17	80	78
CRH America		
6.000%, 09/30/16	35	34
DaimlerChrysler		
4.750%, 01/15/08	160	159
Deluxe, Ser B		
3.500%, 10/01/07	197	193
Denbury Resources		
7.500%, 04/01/13	153	149
Deutsche Telekom		
8.000%, 06/15/10	240	256
Dominion Resources, Ser A		
5.600%, 11/15/16	35	34
DR Horton		
7.875%, 08/15/11	75	76
Echostar DBS		
7.125%, 02/01/16	300	283
ERP Operating LP		
5.750%, 06/15/17	260	252
5.125%, 03/15/16	75	70
FedEx		
5.500%, 08/15/09	60	60
Ford Motor Credit		
7.375%, 10/28/09	200	193
FPL Group Capital		
5.625%, 09/01/11	305	307
FTI Consulting		
7.750%, 10/01/16	200	196
General Electric Capital, Ser A MTN		
4.375%, 03/03/12	100	96
General Electric Capital, Ser G MTN		
5.720%, 08/22/11	130	130
General Motors Acceptance		
7.000%, 02/01/12	210	196
Harrahs Operating		
6.500%, 06/01/16	400	294
Hartford Financial Services Group		
5.375%, 03/15/17	65	63

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Hilton Hotels		
7.500%, 12/15/17	$ 300	$ 316
Hospira		
6.050%, 03/30/17	40	39
HSBC Finance		
6.375%, 10/15/11	200	202
Ikon Office Solutions		
7.750%, 09/15/15	240	235
International Lease Finance, Ser MTN		
5.750%, 06/15/11	55	55
5.650%, 06/01/14	240	239
John Deere Capital		
5.400%, 10/17/11	60	60
John Deere Capital, Ser D MTN		
4.400%, 07/15/09	155	153
Kansas City Southern		
9.500%, 10/01/08	89	91
Landry's Restaurants, Ser B		
7.500%, 12/15/14	250	241
Masco		
6.125%, 10/03/16	35	34
Mastec		
7.625%, 02/01/17	100	98
Metlife		
5.375%, 12/15/12	60	60
5.000%, 06/15/15	150	142
MGM Mirage		
6.625%, 07/15/15	45	40
5.875%, 02/27/14	55	48
Midamerican Energy Holdings		
5.875%, 10/01/12	240	243
Morgan Stanley		
4.000%, 01/15/10	115	111
Neenah Paper		
7.375%, 11/15/14	156	147
Neff 144A		
10.000%, 06/01/15	100	92
Nextel Communications, Ser E		
6.875%, 10/31/13	135	130
Norampac		
6.750%, 06/01/13	211	193
Pepsico		
5.150%, 05/15/12	80	80
PNC Funding		
4.200%, 03/10/08	70	69
Prologis Trust		
7.100%, 04/15/08	35	35
Prudential Financial, Ser B MTN		
5.100%, 09/20/14	40	39
PSE&G Power		
7.750%, 04/15/11	120	129
6.950%, 06/01/12	105	110

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
PSI Energy		
6.050%, 06/15/16	$ 60	$ 60
Pulte		
8.125%, 03/01/11	50	49
Pulte Homes		
7.875%, 08/01/11	33	33
Quebecor World 144A		
9.750%, 01/15/15	150	144
Qwest		
8.875%, 03/15/12	100	105
7.500%, 10/01/14	100	98
R.H. Donelley, Ser A-3		
8.875%, 01/15/16	106	103
Residential Capital 144A		
7.690%, 10/17/07 (A)	170	164
Rogers Cable		
6.750%, 03/15/15	30	31
Rogers Communications		
8.000%, 12/15/12	160	169
Saint Acquisition 144A		
13.110%, 08/15/07 (A)	113	80
12.500%, 05/15/17	12	9
SBC Communications		
5.625%, 06/15/16	65	63
5.100%, 09/15/14	170	161
Schering-Plough		
6.750%, 12/01/33	60	65
5.550%, 12/01/13	165	166
Shell International		
5.625%, 06/27/11	120	122
Simon Property Group		
5.750%, 12/01/15	55	54
Southern Power, Ser B		
6.250%, 07/15/12	75	77
Stater Brothers Holdings		
8.125%, 06/15/12	50	48
Stater Brothers Holdings, 144A		
7.750%, 04/15/15	100	93
Telecom Italia Capital		
4.000%, 11/15/08	240	235
Tesoro 144A		
6.500%, 06/01/17	363	343
TFM Sa De Cv		
9.375%, 05/01/12	50	53
Time Warner		
6.500%, 11/15/36	40	38
Time Warner Cable 144A		
5.850%, 05/01/17	75	72
Toys R Us		
7.875%, 04/15/13	50	41
True Temper Sports		
8.375%, 09/15/11	231	193

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Turanalem Finance 144A		
8.250%, 01/22/37	$ 160	$ 142
Union Pacific		
3.875%, 02/15/09	295	289
Uno Restaurant 144A		
10.000%, 02/15/11	50	41
Valassis Communication 144A		
8.250%, 03/01/15	210	178
Virginia Electric Power		
6.000%, 05/15/37	45	43
Wachovia MTN		
5.700%, 08/01/13	190	191
Wal-mart Stores		
4.550%, 05/01/13	75	72
Washington Mutual Financial		
6.875%, 05/15/11	60	63
Weatherford International 144A		
6.350%, 06/15/17	400	408
5.950%, 06/15/12	65	66
Weyerhaeuser		
5.950%, 11/01/08	20	20
Willis North America		
6.200%, 03/28/17	40	40
Wyeth		
5.500%, 02/01/14	80	79
Xcel Energy 144A		
5.613%, 04/01/17	262	258
Xerox Capital Trust I		
8.000%, 02/01/27	174	176
Total Corporate Bonds (Cost $16,513)		16,042
Mortgage Related — 2.7%		
Banc of America Mortgage CMO, Ser 2004-8, Cl 3A1		
5.250%, 10/25/19	511	497
Banc of America Mortgage CMO, Ser 2005-D		
4.775%, 08/01/07 (A)	315	312
Bear Stearns CMBS, Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	225	215
Bear Stearns CMBS, Ser 2005-T20, Cl A2		
5.127%, 10/12/42 (A)	220	218
Bear Stearns CMBS, Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	325	317
Bear Stearns CMBS, Ser 2006-T22, Cl A2		
5.632%, 04/12/38 (A)	260	260
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 2A2		
6.076%, 09/25/36 (A)	400	404

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Face Amount (000)/Shares	Value (000)
Mortgage Related — continued		
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 4A1 6.047%, 09/25/36 (A)	$ 309	$ 306
Chase Mortgage Finance CMO, Ser 2007-A1, Cl 12A2 5.946%, 08/01/07 (A)	675	682
Citigroup CMBS, Ser 2004-C2, Cl A3 4.380%, 10/15/41	320	307
Countrywide, Ser 2003-2, Cl M2 6.970%, 08/26/07 (A)	279	275
JP Morgan Chase CMBS, Ser 2004-CBX, Cl A4 4.529%, 01/12/37	235	227
JP Morgan Chase CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46	205	201
Prime Mortgage Trust CMO, Ser 2005-2, Cl 1A3 5.250%, 07/25/20	315	307
Wells Fargo CMO, Ser 2006-11, Cl A8 6.000%, 09/25/36	283	281
Total Mortgage Related (Cost $4,844)		**4,809**
Foreign Bonds — 1.1%		
Bundesrepublik, Ser 03 (EUR) 4.750%, 07/04/34	125	177
Bundesrepublik, Ser 02 (EUR) 5.000%, 07/04/12	90	126
Bundesrepublik, Ser 04 (EUR) 3.750%, 01/04/15	91	120
Bundesrepublik, Ser 05 (EUR) 3.500%, 01/04/16	110	142
Canada (CAD) 5.750%, 06/01/33	120	134
5.250%, 06/01/13	139	135
Citigroup, Ser INTL (JPY) 2.400%, 10/31/25	8,000	64
Development Bank of Japan, Ser INTL (JPY) 1.750%, 03/17/17	20,000	167
Netherlands Government (EUR) 4.250%, 07/15/13	95	129
Swedish Goverment, Ser 3105 (SEK) 3.500%, 12/01/15	1,400	261
United Kingdom Gilt (GBP) 4.000%, 09/07/16	220	409
Total Foreign Bonds (Cost $1,793)		**1,864**
Money Market Fund — 7.7%		
Evergreen Select Money Market Fund, Institutional Class, 5.22% (C)	13,418,681	13,419
Total Money Market Fund (Cost $13,419)		**13,419**

Description	Value (000)
Total Investments — 102.9% (Cost $168,282)	$ 180,221
Other Assets and Liabilities, Net — (2.9%)	(4,997)
Total Net Assets — 100.0%	$ 175,224

As of July 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)
9/12/2007	EUR	(136,163)	AUD	218,108	$ (1,196)
9/12/2007	GBP	(142,469)	AUD	345,963	4,803
9/12/2007	JPY	(13,722,590)	AUD	139,599	2,095
9/12/2007	USD	(43,602)	CAD	46,580	121
9/12/2007	EUR	(100,112)	DKK	746,170	218
9/12/2007	USD	(131,613)	DKK	728,072	2,428
9/12/2007	CAD	(152,692)	EUR	104,520	(133)
9/12/2007	GBP	(315,994)	EUR	462,520	(7,776)
9/12/2007	SEK	(3,103,354)	EUR	330,307	(9,089)
9/12/2007	USD	(5,700,840)	EUR	4,225,345	87,950
9/12/2007	USD	(751,221)	GBP	380,925	22,019
9/12/2007	EUR	(1,009,343)	JPY	164,139,381	11,119
9/12/2007	USD	(657,351)	JPY	78,954,442	13,161
9/12/2007	EUR	(141,602)	NOK	1,150,790	3,690
9/12/2007	USD	(70,153)	NOK	423,991	2,681
9/12/2007	EUR	(267,507)	SEK	2,480,486	2,476
9/12/2007	AUD	(137,157)	USD	112,195	(4,362)
9/12/2007	EUR	(134,854)	USD	182,081	(2,670)
9/12/2007	SEK	(582,027)	USD	84,474	(2,101)
					$ 125,434

For descriptions of abbreviations and footnotes, please refer to page 131.

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Moderate Growth Portfolio

Management Overview (Unaudited)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmarks?

A. For the one-year period ended July 31, 2007, the Old Mutual Asset Allocation Moderate Growth Portfolio's (the "Fund") Class A shares gained 16.49% at net asset value, while the S&P 1500 Index returned 16.10% and the Lehman Brothers U.S. Aggregate Index returned 5.56%. Performance for all share classes can be found on page 47.

Q. What investment environment did the Fund face during the past year?

A. Ibbotson Associates Advisors, LLC ("Ibbotson") analyzes 13 asset classes for inclusion in the Fund. During the period, returns for all of these asset classes exceeded Ibbotson's long-term expectations except real estate and small-cap value. Growth stocks led value stocks; mid-caps outperformed large- and small-cap stocks; a falling dollar helped international equities post strong gains; and, while the yield curve remained flat compared to historical standards, bond returns were relatively typical. Volatility, as measured by standard deviation for all asset classes, was low compared to historical standards.

Q. Which market factors influenced the Fund's relative performance?

A. The factors noted above combined to produce a healthy overall investment environment for the Fund. Strong performance in emerging markets and international equities impacted the Fund's performance positively during the period while real estate negatively impacted returns. The exceptionally high returns in equity real estate investment trusts ("REITs") over the previous few years and resulting high valuations have been widely publicized. Ibbotson's long-term target allocation to real estate in the Fund is 3%, but Ibbotson lowered this allocation to 2% in April 2005. While that reduction hurt the Fund's relative performance prior to February 2007 as REITs continued to perform exceptionally well, REITs have given back some of their gains and the decision is starting to pay off.

Media attention has recently been focused on the conditions of the sub-prime mortgage market. This is partially attributable to some highly leveraged hedge funds (some of which belong to prominent Wall Street firms), which became almost insolvent. The deep pockets of the owners prevented a market-wide fire sale, but high-yield securities, which started the year with terrific returns, declined in June and July.

While Ibbotson believes that value stocks are positioned to outperform growth stocks over the long term, the firm has maintained equal weightings between growth and value in the Fund since December 2005. The Fund was positioned relatively well for the outperformance of growth stocks relative to value stocks given Ibbotson's current position.

Q. How did portfolio composition affect Fund performance?

A. Sixteen Fund mandates produced positive returns and one produced negative returns. During the one-year period, the Fund's absolute gains were impacted positively by Clay Finlay Inc.'s emerging markets mandate, Acadian Asset Management, Inc.'s international equity mandate and Copper Rock Capital Partners, LLC's small-cap growth strategy. Thompson, Siegel & Walmsley LLC's small-cap value mandate detracted from absolute performance while Heitman Real Estate Securities LLC's REIT mandate and Barrow, Hanley, Mewhinney & Strauss, Inc.'s intermediate-term bond strategy contributed less than other mandates to the Fund's overall gains. At the individual stock level, personal computer and related products designer, manufacturer and marketer Apple; Latin American cellular communication services provider NII Holdings and semiconductor manufacturer Nvidia contributed to the Fund's absolute performance. On the other hand, agricultural commodity and product firm Archer-Daniels-Midland, software systems provider Comverse

Performance Highlights

- *For the one-year period ended July 31, 2007, the Fund's Class A shares gained 16.49% at net asset value, while the S&P 1500 Index returned 16.10% and the Lehman Brothers U.S. Aggregate Index returned 5.56%.*
- *During the one-year period, the Fund's absolute gains were impacted positively by Clay Finlay Inc.'s emerging markets mandate, Acadian Asset Management, Inc.'s international equity mandate and Copper Rock Capital Partners, LLC's small-cap growth strategy.*
- *Thompson, Siegel & Walmsley LLC's small-cap value mandate detracted from absolute performance while Heitman Real Estate Securities LLC's REIT mandate and Barrow, Hanley, Mewhinney & Strauss, Inc.'s intermediate-term bond strategy contributed less than other mandates to the Fund's overall gains.*
- *At the individual stock level, personal computer and related products designer, manufacturer and marketer Apple; Latin American cellular communication services provider NII Holdings and semiconductor manufacturer Nvidia contributed to the Fund's absolute performance.*
- *On the other hand, agricultural commodity and product firm Archer-Daniels-Midland, software systems provider Comverse Technology (no longer a Fund holding) and entertainment technology firm IMAX (no longer a Fund holding) were among the Fund's primary detractors.*

MANAGEMENT OVERVIEW (UNAUDITED)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Top Ten Holdings
as of July 31, 2007

U.S. Treasury Note, 3.875%, 07/15/10	0.9%
NII Holdings	0.8%
Royal Dutch Shell, Cl A	0.8%
U.S. Treasury Note, 4.500%, 05/15/17	0.8%
Apple	0.7%
Nvidia	0.7%
ENI	0.6%
ING Groep	0.6%
BNP Paribas	0.6%
Cisco Systems	0.6%
As a % of Total Fund Investments	7.1%

Technology (no longer a Fund holding) and entertainment technology firm IMAX (no longer a Fund holding) were among the Fund's primary detractors.

Q. What is the investment outlook?

A. Ibbotson notes that overall the U.S. economy appears to be in good shape and expects it to continue to grow at a reasonable pace through 2007. Ibbotson also believes that the U.S. stock market seems fairly priced at present and that large-cap stocks appear more attractive than small-cap stocks in the near term, from both a valuation and momentum perspective. Ibbotson intends to maintain an overweight of U.S. large-cap stocks relative to U.S. small-cap stocks.

Ibbotson notes that upward pressure on U.S. inflation and U.S. interest rates will likely be seen over the next two to three years, affecting intermediate- and long-maturity bond yields. While Ibbotson sees no clear direction in the near future for long-term yields, it expects the yield curve to become steeper in the long run. To that end, the strategic asset allocation consultant will continue an overweight of the short-term end of the yield curve and an underweight of the intermediate- and long-term ends of the curve.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2007

	Inception Date	1 Year Return	Annualized Since Inception
Class A with front-end load	9/30/04	9.77%	10.77%
Class A without load	9/30/04	16.49%	13.11%
Class C with deferred sales load	9/30/04	14.63%	12.28%
Class C without deferred sales load	9/30/04	15.63%	12.28%
Class Z	12/09/05	16.91%	12.93%
Institutional Class	9/30/04	16.74%	13.41%
S&P 1500 Index	9/30/04	16.10%	12.27%
Lehman Brothers U.S. Aggregate Index	9/30/04	5.56%	3.37%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 1.91% and 1.55%; 2.62% and 2.30%; 1.62% and 1.30%; 1.56% and 1.30%, respectively. Expenses for Class Z shares are based on estimated amounts.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2007 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Common Stock — 59.8%		
Advanced Materials/Products — 0.1%		
Hexcel*	6,600	$ 143
Total Advanced Materials/Products		143
Advertising Sales — 0.1%		
Focus Media Holding ADR*	2,900	120
Total Advertising Sales		120
Advertising Services — 0.0%		
inVentiv Health*	2,950	105
Total Advertising Services		105
Aerospace/Defense — 1.3%		
Aerovironment*	4,260	84
Boeing	12,705	1,314
General Dynamics	9,265	728
Rockwell Collins	11,675	802
Teledyne Technologies*	2,510	111
Total Aerospace/Defense		3,039
Aerospace/Defense-Equipment — 0.4%		
Alliant Techsystems*	4,250	421
B/E Aerospace*	9,599	390
DRS Technologies	2,221	116
Goodrich	1,195	75
Total Aerospace/Defense-Equipment		1,002
Agricultural Chemicals — 0.6%		
Agrium	6,500	273
CF Industries Holdings	1,500	86
Monsanto	17,305	1,115
Total Agricultural Chemicals		1,474
Agricultural Operations — 0.2%		
Archer-Daniels-Midland	9,677	325
Tejon Ranch*	2,530	100
Total Agricultural Operations		425
Airlines — 0.2%		
AMR*	8,100	200
Delta Air Lines*	2,140	38
Southwest Airlines	394	6
UAL*	1,995	88
US Airways Group*	1,475	46
Total Airlines		378
Apparel Manufacturers — 0.0%		
Carter's*	3,500	74
Gymboree*	273	12
Total Apparel Manufacturers		86

Description	Shares	Value (000)
Appliances — 0.0%		
Whirlpool	662	$ 68
Total Appliances		68
Applications Software — 0.5%		
Citrix Systems*	2,650	96
Intuit*	2,960	85
Microsoft	25,430	737
Nuance Communications*	2,670	44
Red Hat*	4,535	94
Visual Sciences*	2,622	45
Total Applications Software		1,101
Auction House/Art Dealer — 0.0%		
Sotheby's	1,870	80
Total Auction House/Art Dealer		80
Audio/Video Products — 0.0%		
DTS*	1,325	28
Total Audio/Video Products		28
Auto-Cars/Light Trucks — 0.2%		
Ford Motor*	31,105	265
General Motors	5,411	175
Total Auto-Cars/Light Trucks		440
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	2,236	36
Total Auto/Truck Parts & Equipment-Original		36
Batteries/Battery Systems — 0.0%		
EnerSys*	2,100	38
Total Batteries/Battery Systems		38
Beverages-Non-Alcoholic — 0.2%		
Coca-Cola	5,150	268
Coca-Cola Bottling	1,740	91
Total Beverages-Non-Alcoholic		359
Brewery — 0.2%		
Cia Cervecerias Unidas ADR	3,500	130
Molson Coors Brewing, Cl B	4,800	427
Total Brewery		557
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	144	5
Total Broadcast Services/Programming		5
Building & Construction-Miscellaneous — 0.1%		
Orascom Construction GDR	960	135
Total Building & Construction-Miscellaneous		135

Description	Shares	Value (000)
Building Products-Air & Heating — 0.0%		
AAON	3,150	$ 94
Total Building Products-Air & Heating		94
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	1,580	216
Total Building Products-Cement/Aggregate		216
Building Products-Light Fixtures — 0.1%		
Genlyte Group*	3,100	216
Total Building Products-Light Fixtures		216
Building-Heavy Construction — 0.1%		
Washington Group International*	2,085	167
Total Building-Heavy Construction		167
Building-Mobile Home/Manufactured Housing — 0.0%		
Williams Scotsman International*	840	23
Total Building-Mobile Home/Manufactured Housing		23
Cable TV — 0.3%		
Comcast, Cl A*	13,845	362
DIRECTV Group*	14,757	331
Total Cable TV		693
Casino Hotels — 0.4%		
Harrah's Entertainment	38	3
MGM Mirage*	11,280	825
Total Casino Hotels		828
Casino Services — 0.1%		
International Game Technology	3,725	132
Total Casino Services		132
Cellular Telecommunications — 1.3%		
Alltel	120	8
America Movil, Ser L ADR	2,700	162
MetroPCS Communications*	21,650	793
NII Holdings*	22,870	1,921
Tim Participacoes ADR	3,900	135
Turkcell Iletisim ADR	10,418	184
Total Cellular Telecommunications		3,203
Chemicals-Diversified — 0.4%		
Celanese, Ser A	6,200	233
E.I. du Pont de Nemours	11,210	524
Lyondell Chemical	1,875	84
Olin	2,015	42
Total Chemicals-Diversified		883

Description	Shares	Value (000)
Chemicals-Specialty — 0.3%		
Hercules*	8,704	$ 181
Lubrizol	6,800	426
Terra Industries*	7,100	174
Total Chemicals-Specialty		781
Coal — 0.2%		
Alpha Natural Resources*	3,410	61
Arch Coal	2,190	66
Consol Energy	4,500	187
Massey Energy	3,780	81
Peabody Energy	2,820	119
Total Coal		514
Commercial Banks Non-US — 0.1%		
Banco Itau Holding Financeira ADR	5,700	261
Kazkommertsbank GDR*	2,900	52
Total Commercial Banks Non-US		313
Commercial Banks-Central US — 0.2%		
Bank Mutual	7,600	80
First Busey	2,800	54
First Midwest Bancorp	1,500	50
Heartland Financial USA	2,000	34
Irwin Financial	9,200	108
MB Financial	4,150	132
Old Second Bancorp	2,400	66
Total Commercial Banks-Central US		524
Commercial Banks-Eastern US — 0.0%		
Independent Bank	2,400	65
Total Commercial Banks-Eastern US		65
Commercial Banks-Southern US — 0.2%		
Colonial BancGroup	16,850	367
Total Commercial Banks-Southern US		367
Commercial Banks-Western US — 0.2%		
AmericanWest Bancorp	2,700	41
Centennial Bank Holdings*	13,350	87
Community Bancorp*	277	7
Glacier Bancorp	2,650	51
ITLA Capital*	1,700	72
Silver State Bancorp*	2,900	54
Sterling Financial	2,550	58
SVB Financial Group*	1,350	71
Total Commercial Banks-Western US		441
Commercial Services — 0.3%		
Alliance Data Systems*	1,060	81
Arbitron	2,030	101
ChoicePoint*	2,335	90
eTelecare Global Solutions ADR*	7,800	119
ExlService Holdings*	3,049	52

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Commercial Services — continued		
PHH*	3,900	$ 114
Steiner Leisure*	2,100	88
Total Commercial Services		645
Commercial Services-Finance — 0.1%		
Wright Express*	4,145	141
Total Commercial Services-Finance		141
Communications Software — 0.1%		
Avid Technology*	5,520	177
DivX*	4,030	55
Total Communications Software		232
Computer Aided Design — 0.0%		
Parametric Technology*	4,600	81
Total Computer Aided Design		81
Computer Services — 0.1%		
Cognizant Tech Solutions, Cl A*	1,895	154
Electronic Data Systems	1,950	53
Perot Systems, Cl A*	4,350	66
Syntel	1,285	46
Total Computer Services		319
Computer Software — 0.1%		
Double-Take Software*	4,294	66
Omniture*	3,070	70
Total Computer Software		136
Computers — 1.9%		
Apple*	13,025	1,716
Dell*	4,830	135
Hewlett-Packard	25,086	1,155
International Business Machines	5,032	557
Research In Motion*	4,175	893
Sun Microsystems*	5,490	28
Total Computers		4,484
Computers-Integrated Systems — 0.1%		
NCI, Cl A*	5,820	91
Radisys*	4,350	51
Riverbed Technology*	680	30
Total Computers-Integrated Systems		172
Computers-Memory Devices — 0.4%		
EMC*	45,830	848
Xyratex*	3,300	74
Total Computers-Memory Devices		922
Computers-Peripheral Equipment — 0.1%		
Electronics for Imaging*	4,810	126
Total Computers-Peripheral Equipment		126

Description	Shares	Value (000)
Consulting Services — 0.2%		
Advisory Board*	1,440	$ 74
FTI Consulting*	5,067	208
Huron Consulting Group*	835	57
LECG*	5,150	72
MAXIMUS	2,730	114
Total Consulting Services		525
Consumer Products-Miscellaneous — 0.0%		
Kimberly-Clark	932	63
Total Consumer Products-Miscellaneous		63
Containers-Metal/Glass — 0.3%		
Owens-Illinois*	15,100	604
Total Containers-Metal/Glass		604
Containers-Paper/Plastic — 0.2%		
Pactiv*	90	3
Sealed Air	12,200	332
Total Containers-Paper/Plastic		335
Cruise Lines — 0.2%		
Carnival	9,014	399
Total Cruise Lines		399
Data Processing/Management — 0.2%		
Acxiom	3,700	93
Automatic Data Processing	4,600	213
Commvault Systems*	3,875	66
Fair Isaac	550	22
First Data	324	10
Total Data Processing/Management		404
Dental Supplies & Equipment — 0.1%		
Patterson*	1,295	46
Sirona Dental Systems*	2,400	85
Total Dental Supplies & Equipment		131
Diagnostic Equipment — 0.1%		
Gen-Probe*	2,235	141
Total Diagnostic Equipment		141
Diagnostic Kits — 0.1%		
Inverness Medical Innovations*	2,500	121
Total Diagnostic Kits		121
Dialysis Centers — 0.1%		
DaVita*	565	30
Dialysis Corp of America*	8,710	87
Total Dialysis Centers		117
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	7,450	68
Total Direct Marketing		68

Description	Shares	Value (000)
Distribution/Wholesale — 0.1%		
Bell Microproducts*	2,090	$ 13
Fastenal	3,895	175
Owens & Minor	2,700	104
Total Distribution/Wholesale		292
Diversified Manufacturing Operations — 1.3%		
3M	6,010	535
Dover	7,850	400
General Electric	21,750	843
Honeywell International	7,931	456
Illinois Tool Works	9,608	529
Tyco International	7,578	358
Total Diversified Manufacturing Operations		3,121
Diversified Minerals — 0.2%		
Cia Vale do Rio Doce ADR	5,000	245
Oglebay Norton*	5,000	150
Total Diversified Minerals		395
Diversified Operations — 0.0%		
Resource America, Cl A	2,250	34
Walter Industries	2,510	63
Total Diversified Operations		97
Drug Delivery Systems — 0.1%		
Hospira*	4,070	157
Total Drug Delivery Systems		157
E-Commerce/Products — 0.1%		
Blue Nile*	720	54
Submarino GDR 144A*	1,600	127
Total E-Commerce/Products		181
E-Commerce/Services — 0.1%		
Expedia*	2,526	67
Liberty Media - Interactive, Cl A*	4,005	84
Priceline.com*	880	56
Total E-Commerce/Services		207
E-Services/Consulting — 0.1%		
GSI Commerce*	5,080	113
Perficient*	5,389	107
Total E-Services/Consulting		220
Educational Software — 0.1%		
Blackboard*	1,680	74
SkillSoft ADR*	8,400	72
Total Educational Software		146
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	6,542	308
Total Electric Products-Miscellaneous		308

Description	Shares	Value (000)
Electric-Integrated — 1.2%		
Centerpoint Energy	29,000	$ 478
CMS Energy	746	12
Dominion Resources	3,900	328
DTE Energy	9,800	455
Duke Energy	13,559	231
Edison International	4,115	218
Entergy	5,006	500
Otter Tail	2,800	83
Pike Electric*	4,100	81
PPL	11,100	523
TXU	226	15
Total Electric-Integrated		2,924
Electronic Components-Miscellaneous — 0.3%		
AU Optronics ADR	5,800	98
Celestica*	21,810	129
Flextronics International*	3,705	41
Hon Hai Precision GDR 144A	12,750	212
Tyco Electronics*	3,735	134
Total Electronic Components-Miscellaneous		614
Electronic Components-Semiconductors — 1.7%		
Broadcom, Cl A*	26,190	859
DSP Group*	15,480	276
Ikanos Communications*	12,680	91
International Rectifier*	920	34
Intersil, Cl A	5,070	148
Microchip Technology	2,880	105
Micron Technology*	2,750	33
Microsemi*	4,300	100
Netlogic Microsystems*	2,370	72
Nvidia*	35,095	1,606
QLogic*	3,690	49
Samsung Electronics GDR 144A	980	323
Semtech*	1,865	30
Silicon Laboratories*	1,520	53
SiRF Technology Holdings*	4,840	113
Texas Instruments	3,435	121
Volterra Semiconductor*	2,310	27
Zoran*	2,990	56
Total Electronic Components-Semiconductors		4,096
Electronic Design Automation — 0.1%		
Comtech Group*	4,960	70
Magma Design Automation*	3,280	49
Synplicity*	18,450	129
Total Electronic Design Automation		248

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Electronic Forms — 0.3%		
Adobe Systems*	18,630	$ 751
Total Electronic Forms		751
Electronic Measuring Instruments — 0.2%		
Agilent Technologies*	10,300	393
Itron*	1,305	104
Total Electronic Measuring Instruments		497
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	7,500	287
Total Electronic Parts Distribution		287
Electronic Security Devices — 0.0%		
Taser International*	2,925	45
Total Electronic Security Devices		45
Electronics-Military — 0.1%		
EDO	3,360	111
L-3 Communications Holdings	2,400	234
Total Electronics-Military		345
Energy-Alternate Sources — 0.1%		
Covanta Holding*	12,500	284
Evergreen Solar*	3,900	32
Total Energy-Alternate Sources		316
Engineering/R&D Services — 0.5%		
Fluor	3,061	354
McDermott International*	7,575	628
Shaw Group*	2,550	136
Total Engineering/R&D Services		1,118
Engines-Internal Combustion — 0.3%		
Cummins	6,070	720
Total Engines-Internal Combustion		720
Enterprise Software/Services — 0.8%		
BMC Software*	14,600	419
Concur Technologies*	1,998	48
Informatica*	3,300	46
Lawson Software*	11,070	106
Open Text*	3,950	74
Oracle*	31,650	605
PROS Holdings*	4,020	50
Sybase*	15,600	370
Taleo, Cl A*	1,464	32
Ultimate Software Group*	2,400	65
Total Enterprise Software/Services		1,815

Description	Shares	Value (000)
Entertainment Software — 0.2%		
Activision*	11,851	$ 203
Electronic Arts*	2,400	116
THQ*	2,535	73
Total Entertainment Software		392
Environmental Consulting & Engineering — 0.0%		
Tetra Tech*	4,800	101
Total Environmental Consulting & Engineering		101
Fiduciary Banks — 0.3%		
Bank of New York Mellon	10,228	435
Northern Trust	5,900	369
Total Fiduciary Banks		804
Filtration/Separation Products — 0.2%		
Clarcor	4,250	148
Pall	8,200	340
Total Filtration/Separation Products		488
Finance-Consumer Loans — 0.3%		
Encore Capital Group*	6,720	70
First Marblehead	2,680	88
Nelnet, Cl A	4,490	78
SLM	9,482	466
Total Finance-Consumer Loans		702
Finance-Credit Card — 0.1%		
American Express	4,000	234
Discover Financial Services*	2,698	62
Total Finance-Credit Card		296
Finance-Investment Banker/Broker — 0.9%		
Bear Stearns	1,700	206
Citigroup	10,804	503
Cowen*	4,450	64
Greenhill	885	51
JPMorgan Chase	15,387	677
KBW*	300	8
MF Global*	1,360	34
Morgan Stanley	6,110	390
optionsXpress Holdings	3,635	91
Total Finance-Investment Banker/Broker		2,024
Finance-Other Services — 0.2%		
Asset Acceptance Capital	15,955	221
GFI Group*	760	57
NASDAQ Stock Market*	5,005	154
Total Finance-Other Services		432

Description	Shares	Value (000)
Financial Guarantee Insurance — 0.1%		
AMBAC Financial Group	1,315	$ 88
MGIC Investment	2,811	109
Total Financial Guarantee Insurance		197
Food-Dairy Products — 0.2%		
Dean Foods	7,950	229
Wimm-Bill-Dann Foods ADR	1,650	155
Total Food-Dairy Products		384
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	11,577	247
Total Food-Meat Products		247
Food-Miscellaneous/Diversified — 0.3%		
Kraft Foods, Cl A	7,298	239
Sara Lee	28,950	459
SunOpta*	3,935	44
Total Food-Miscellaneous/Diversified		742
Food-Retail — 0.1%		
Great Atlantic & Pacific Tea*	3,250	95
X5 Retail Group GDR*	3,900	121
Total Food-Retail		216
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	3,580	97
Total Food-Wholesale/Distribution		97
Footwear & Related Apparel — 0.0%		
Heelys*	2,810	62
Skechers U.S.A., Cl A*	2,140	44
Total Footwear & Related Apparel		106
Forestry — 0.1%		
Plum Creek Timber	8,600	334
Total Forestry		334
Gambling (Non-Hotel) — 0.1%		
Pinnacle Entertainment*	5,331	141
Total Gambling (Non-Hotel)		141
Gas-Distribution — 0.0%		
WGL Holdings	1,410	42
Total Gas-Distribution		42
Golf — 0.0%		
Callaway Golf	1,560	25
Total Golf		25

Description	Shares	Value (000)
Hazardous Waste Disposal — 0.1%		
Stericycle*	6,070	$ 291
Total Hazardous Waste Disposal		291
Health Care Cost Containment — 0.2%		
Hooper Holmes*	5,280	14
Mckesson	6,624	382
Total Health Care Cost Containment		396
Hospital Beds/Equipment — 0.2%		
Kinetic Concepts*	6,300	387
Total Hospital Beds/Equipment		387
Hotels & Motels — 0.2%		
Hilton Hotels	1,009	45
Lodgian*	4,650	59
Marriott International, Cl A	5,132	213
Wyndham Worldwide*	2,050	69
Total Hotels & Motels		386
Human Resources — 0.5%		
Hewitt Associates, Cl A*	18,460	552
Hudson Highland Group*	4,020	67
Kenexa*	1,319	47
Manpower	4,400	348
Monster Worldwide*	4,220	164
Total Human Resources		1,178
Import/Export — 0.0%		
Castle Brands*	3,102	15
Total Import/Export		15
Independent Power Producer — 0.0%		
Calpine*	6,910	19
Mirant*	500	19
Reliant Energy*	1,580	40
Total Independent Power Producer		78
Industrial Audio & Video Products — 0.0%		
SRS Labs*	4,244	49
Total Industrial Audio & Video Products		49
Industrial Automation/Robot — 0.2%		
Cognex	2,630	55
Intermec*	5,000	128
Rockwell Automation	3,500	245
Total Industrial Automation/Robot		428

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Industrial Gases — 0.5%		
Air Products & Chemicals	385	$ 33
Praxair	16,320	1,251
Total Industrial Gases		1,284
Instruments-Controls — 0.0%		
Watts Water Technologies, Cl A	2,550	89
Total Instruments-Controls		89
Instruments-Scientific — 0.2%		
PerkinElmer	19,300	537
Total Instruments-Scientific		537
Insurance Brokers — 0.1%		
Marsh & McLennan	8,900	245
Total Insurance Brokers		245
Internet Application Software — 0.1%		
Cryptologic	2,060	44
DealerTrack Holdings*	4,281	154
Interwoven*	3,700	51
Vocus*	1,201	34
Total Internet Application Software		283
Internet Financial Services — 0.1%		
Authorize.net Holdings*	4,505	78
Online Resources*	6,645	73
Total Internet Financial Services		151
Internet Infrastructure Software — 0.2%		
Akamai Technologies*	2,295	78
F5 Networks*	2,445	212
Opsware*	6,480	91
Radvision Limited*	1,530	26
Total Internet Infrastructure Software		407
Internet Security — 0.1%		
Checkfree*	1,675	62
Ipass*	3,080	14
Symantec*	11,610	223
VeriSign*	67	2
Total Internet Security		301
Investment Management/Advisory Services — 0.3%		
Affiliated Managers Group*	1,390	157
Franklin Resources	3,465	441
Legg Mason	1,720	155
Total Investment Management/Advisory Services		753

Description	Shares	Value (000)
Lasers-Systems/Components — 0.1%		
Electro Scientific Industries*	5,270	$ 115
Newport*	4,800	63
Total Lasers-Systems/Components		178
Life/Health Insurance — 0.2%		
Cigna	8,200	423
Total Life/Health Insurance		423
Linen Supply & Related Items — 0.0%		
Cintas	1,670	61
Total Linen Supply & Related Items		61
Machine Tools & Related Products — 0.2%		
Kennametal	7,100	544
Total Machine Tools & Related Products		544
Machinery-Construction & Mining — 0.4%		
Bucyrus International, Cl A	1,100	70
Caterpillar	9,505	749
Terex*	3,500	302
Total Machinery-Construction & Mining		1,121
Machinery-Electrical — 0.1%		
Baldor Electric	1,600	73
Franklin Electric	2,500	116
Total Machinery-Electrical		189
Machinery-General Industry — 0.2%		
Manitowoc	3,200	249
Wabtec	6,150	251
Total Machinery-General Industry		500
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	455	16
Total Machinery-Print Trade		16
Medical Imaging Systems — 0.0%		
IRIS International*	2,197	35
Total Medical Imaging Systems		35
Medical Information Systems — 0.3%		
Cerner*	12,435	658
IMS Health	2,610	73
Total Medical Information Systems		731

Description	Shares	Value (000)
Medical Instruments — 0.4%		
Abaxis*	2,143	$ 39
Cambridge Heart*	5,860	23
Conceptus*	5,867	95
Medtronic	5,750	291
Micrus Endovascular*	2,108	50
Natus Medical*	9,920	151
St. Jude Medical*	1,365	59
Symmetry Medical*	8,860	132
Total Medical Instruments		840
Medical Labs & Testing Services — 0.2%		
Covance*	1,790	126
Laboratory Corp of America Holdings*	4,400	325
Total Medical Labs & Testing Services		451
Medical Products — 0.5%		
Baxter International	7,525	396
Covidien*	4,633	190
Henry Schein*	3,975	216
Orthofix International*	1,830	79
PSS World Medical*	6,400	110
Syneron Medical*	2,320	55
Vital Signs	1,250	65
Total Medical Products		1,111
Medical-Biomedical/Genetic — 0.7%		
Cambrex	3,360	46
Celgene*	4,340	263
Genzyme*	10,910	688
Integra LifeSciences Holdings*	2,200	109
Invitrogen*	925	66
Keryx Biopharmaceuticals*	4,940	42
Lifecell*	3,020	93
Martek Biosciences*	3,890	100
Orchid Cellmark*	3,720	19
PDL BioPharma*	4,625	109
Total Medical-Biomedical/Genetic		1,535
Medical-Drugs — 1.7%		
Angiotech Pharmaceuticals*	36,700	254
Aspreva Pharmaceuticals*	3,860	66
Axcan Pharma*	6,480	119
Bristol-Myers Squibb	15,542	442
Cephalon*	7,515	565
Indevus Pharmaceuticals*	6,350	45
Medicis Pharmaceutical, Cl A	1,260	36
Pfizer	37,793	889
Santarus*	8,836	42
Schering-Plough	34,205	976
Valeant Pharmaceuticals International	5,980	94
Wyeth	11,696	567
Total Medical-Drugs		4,095

Description	Shares	Value (000)
Medical-Generic Drugs — 0.0%		
Perrigo	4,185	$ 78
Total Medical-Generic Drugs		78
Medical-HMO — 0.3%		
Humana*	711	46
WellPoint*	7,511	564
Total Medical-HMO		610
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	6,200	325
Total Medical-Hospitals		325
Medical-Nursing Homes — 0.0%		
Assisted Living Concepts, Cl A*	7,300	66
Skilled Healthcare Group, Cl A*	2,750	38
Total Medical-Nursing Homes		104
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	3,200	114
Radiation Therapy Services*	5,152	146
Total Medical-Outpatient/Home Medical		260
Medical-Wholesale Drug Distributors — 0.3%		
AmerisourceBergen	7,700	363
Cardinal Health	5,685	373
Total Medical-Wholesale Drug Distributors		736
Metal Processors & Fabricators — 0.7%		
CIRCOR International	2,300	92
Commercial Metals	9,100	281
Haynes International*	2,380	214
Ladish*	4,643	225
Precision Castparts	2,630	360
Sterlite Industries ADR*	26,450	430
Total Metal Processors & Fabricators		1,602
Metal Products-Distributors — 0.1%		
AM Castle	4,400	145
Total Metal Products-Distributors		145
Metal-Aluminum — 0.0%		
Alcoa	2,670	102
Total Metal-Aluminum		102
Miscellaneous Manufacturing — 0.0%		
Trimas*	8,980	106
Total Miscellaneous Manufacturing		106
Motion Pictures & Services — 0.0%		
Macrovision*	1,540	37
Total Motion Pictures & Services		37

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Multi-Line Insurance — 1.2%		
Allstate	6,386	$ 339
American International Group	6,900	443
Cincinnati Financial	9,700	380
Hartford Financial Services Group	8,288	762
Loews	8,802	417
XL Capital, Cl A	7,044	549
Total Multi-Line Insurance		2,890
Multimedia — 0.1%		
Entravision Communications, Cl A*	3,705	35
Gemstar-TV Guide International*	12,290	70
Walt Disney	1,632	54
Total Multimedia		159
Networking Products — 0.8%		
Anixter International*	1,350	112
Atheros Communications*	1,580	44
Cisco Systems*	48,200	1,393
Foundry Networks*	1,535	27
Juniper Networks*	5,355	160
Switch & Data Facilities*	4,045	64
Total Networking Products		1,800
Non-Ferrous Metals — 0.3%		
Cameco	15,070	615
Total Non-Ferrous Metals		615
Non-Hazardous Waste Disposal — 0.3%		
Allied Waste Industries*	32,865	423
Waste Management	4,940	188
Total Non-Hazardous Waste Disposal		611
Office Automation & Equipment — 0.1%		
Pitney Bowes	3,165	146
Total Office Automation & Equipment		146
Office Supplies & Forms — 0.2%		
Avery Dennison	6,400	393
Total Office Supplies & Forms		393
Oil & Gas Drilling — 0.2%		
Atlas America	3,150	153
Diamond Offshore Drilling	1,690	175
Patterson-UTI Energy	5,325	122
Pride International*	1,865	65
Rowan	1,115	47
Total Oil & Gas Drilling		562

Description	Shares	Value (000)
Oil Companies-Exploration & Production — 1.5%		
Arena Resources*	1,070	$ 58
ATP Oil & Gas*	1,585	72
Cabot Oil & Gas	2,700	92
Denbury Resources*	3,330	133
EnCana	4,935	301
Forest Oil*	2,600	105
Gazprom ADR	2,550	109
Goodrich Petroleum*	2,300	69
Harvest Natural Resources*	11,090	125
Murphy Oil	1,700	106
Newfield Exploration*	7,100	341
NovaTek GDR	3,500	187
Occidental Petroleum	10,824	614
Parallel Petroleum*	2,510	51
PetroHawk Energy*	6,100	92
Southwestern Energy*	21,440	871
Stone Energy*	3,360	109
Ultra Petroleum*	2,240	124
Total Oil Companies-Exploration & Production		3,559
Oil Companies-Integrated — 1.3%		
BP ADR	2,574	179
Chevron	2,874	245
ConocoPhillips	8,012	648
Exxon Mobil	9,185	782
Hess	5,300	324
LUKOIL ADR	1,700	137
Marathon Oil	5,633	311
Petroleo Brasileiro ADR	6,150	399
Total Oil Companies-Integrated		3,025
Oil Field Machinery & Equipment — 0.3%		
Dresser-Rand Group*	2,640	98
Grant Prideco*	3,100	174
National Oilwell Varco*	3,215	386
T-3 Energy Services*	1,980	69
Total Oil Field Machinery & Equipment		727
Oil Refining & Marketing — 0.1%		
Tesoro	6,100	304
Total Oil Refining & Marketing		304

Description	Shares	Value (000)
Oil-Field Services — 1.0%		
Hanover Compressor*	3,495	$ 83
Helix Energy Solutions Group*	7,700	300
Hercules Offshore*	2,900	87
Key Energy Services*	7,150	109
North American Energy Partners*	4,400	76
Oceaneering International*	1,900	107
Schlumberger	12,130	1,149
Superior Energy Services*	3,300	133
Tetra Technologies*	3,250	91
W-H Energy Services*	3,875	248
Willbros Group*	2,200	69
Total Oil-Field Services		2,452
Paper & Related Products — 0.3%		
Abitibi-Consolidated*	97,785	232
Bowater	4,120	81
Domtar*	29,275	279
MeadWestvaco	2,345	76
Neenah Paper	1,940	75
Smurfit-Stone Container*	4,505	53
Total Paper & Related Products		796
Pharmacy Services — 0.2%		
Medco Health Solutions*	4,563	371
Omnicare	2,390	79
Total Pharmacy Services		450
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	5,700	308
Total Physical Practice Management		308
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	4,255	145
Total Physical Therapy/Rehabilitation Centers		145
Pipelines — 0.5%		
El Paso	23,740	395
Oneok	4,700	239
Questar	4,600	237
Spectra Energy	10,529	268
Total Pipelines		1,139
Platinum — 0.0%		
Stillwater Mining*	3,630	33
Total Platinum		33
Power Conversion/Supply Equipment — 0.1%		
Delta Electronics GDR	5,906	117
Total Power Conversion/Supply Equipment		117

Description	Shares	Value (000)
Printing-Commercial — 0.2%		
RR Donnelley & Sons	10,935	$ 462
Total Printing-Commercial		462
Private Corrections — 0.1%		
Geo Group*	5,630	156
Total Private Corrections		156
Property/Casualty Insurance — 0.7%		
Arch Capital Group*	6,800	474
Chubb	371	19
Safeco	8,300	485
Travelers	4,060	206
WR Berkley	11,850	348
Total Property/Casualty Insurance		1,532
Publishing-Books — 0.0%		
Courier	2,100	79
Scholastic*	345	11
Total Publishing-Books		90
Publishing-Newspapers — 0.1%		
Gannett	3,512	175
Total Publishing-Newspapers		175
Publishing-Periodicals — 0.1%		
Playboy Enterprises, Cl B*	9,690	107
Total Publishing-Periodicals		107
Quarrying — 0.0%		
Vulcan Materials	70	7
Total Quarrying		7
Radio — 0.1%		
Radio One, Cl D*	13,550	82
XM Satellite Radio Holdings, Cl A*	4,680	54
Total Radio		136
Real Estate Management/Services — 0.2%		
CB Richard Ellis Group, Cl A*	12,172	425
Total Real Estate Management/Services		425
Real Estate Operation/Development — 0.1%		
Brookfield Properties	8,896	201
Total Real Estate Operation/Development		201
Recreational Centers — 0.0%		
Town Sports*	3,700	63
Total Recreational Centers		63

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Reinsurance — 0.9%		
Allied World Assurance Holdings	1,240	$ 59
Aspen Insurance Holdings	9,065	221
Berkshire Hathaway, Cl B*	91	328
Endurance Specialty Holdings	1,970	74
Everest Re Group	597	59
Montpelier Re Holdings	12,435	197
PartnerRe	6,950	494
Platinum Underwriters Holdings	3,280	109
RenaissanceRe Holdings	8,200	471
Validus Holdings*	6,720	151
Total Reinsurance		2,163
REITs-Apartments — 0.6%		
Archstone-Smith Trust	5,559	319
AvalonBay Communities	3,343	361
BRE Properties	2,896	146
Camden Property Trust	2,723	150
Equity Residential	6,655	265
GMH Communities Trust	6,930	58
UDR	5,339	123
Total REITs-Apartments		1,422
REITs-Diversified — 0.4%		
Colonial Properties Trust	4,192	145
Digital Realty Trust	3,731	124
PS Business Parks	1,005	51
Vornado Realty Trust	5,018	537
Total REITs-Diversified		857
REITs-Hotels — 0.3%		
Ashford Hospitality Trust	4,735	48
DiamondRock Hospitality	5,903	100
Host Hotels & Resorts	17,385	367
LaSalle Hotel Properties	4,839	194
Strategic Hotels & Resorts	1,798	38
Total REITs-Hotels		747
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	1,775	80
Total REITs-Manufactured Homes		80
REITs-Mortgage — 0.1%		
Annaly Capital Management	3,690	53
CapitalSource	2,000	38
MFA Mortgage Investments	7,510	53
Total REITs-Mortgage		144

Description	Shares	Value (000)
REITs-Office Property — 0.6%		
Alexandria Real Estate Equities	445	$ 38
American Financial Realty Trust	7,620	67
BioMed Realty Trust	5,642	123
Boston Properties	6,108	577
Corporate Office Properties	5,080	192
Kilroy Realty	1,082	70
SL Green Realty	2,248	273
Total REITs-Office Property		1,340
REITs-Regional Malls — 0.5%		
General Growth Properties	6,440	309
Simon Property Group	8,497	735
Taubman Centers	4,470	215
Total REITs-Regional Malls		1,259
REITs-Shopping Centers — 0.4%		
Acadia Realty Trust	2,247	52
Developers Diversified Realty	915	44
Federal Realty Investment Trust	2,315	174
Kimco Realty	6,702	250
Kite Realty Group Trust	4,246	68
Regency Centers	3,807	247
Tanger Factory Outlet Centers	2,071	69
Total REITs-Shopping Centers		904
REITs-Storage — 0.2%		
Public Storage	4,971	348
Total REITs-Storage		348
REITs-Warehouse/Industrial — 0.3%		
AMB Property	4,417	236
Prologis	6,647	378
Total REITs-Warehouse/Industrial		614
Rental Auto/Equipment — 0.1%		
Avis Budget Group*	760	19
H&E Equipment Services*	6,410	174
RSC Holdings*	4,225	90
Total Rental Auto/Equipment		283
Retail-Apparel/Shoe — 0.6%		
Abercrombie & Fitch, Cl A	6,395	447
Aeropostale*	4,100	156
AnnTaylor Stores*	2,500	79
Childrens Place Retail Stores*	1,950	66
Footstar	8,040	36
Kenneth Cole Productions, Cl A	3,950	83
Men's Wearhouse	7,300	361
Syms	5,400	80
Total Retail-Apparel/Shoe		1,308

Description	Shares	Value (000)
Retail-Automobile — 0.1%		
Group 1 Automotive	2,930	$ 110
Total Retail-Automobile		110
Retail-Building Products — 0.1%		
Home Depot	4,100	152
Total Retail-Building Products		152
Retail-Computer Equipment — 0.2%		
GameStop, Cl A*	9,300	375
Total Retail-Computer Equipment		375
Retail-Discount — 0.0%		
Citi Trends*	1,602	53
Wal-Mart Stores	1,161	53
Total Retail-Discount		106
Retail-Drug Store — 0.7%		
CVS Caremark	28,975	1,020
Rite Aid*	57,900	319
Walgreen	8,320	367
Total Retail-Drug Store		1,706
Retail-Jewelry — 0.0%		
Movado Group	3,200	90
Total Retail-Jewelry		90
Retail-Major Department Store — 0.2%		
JC Penney	8,530	580
Total Retail-Major Department Store		580
Retail-Office Supplies — 0.1%		
Office Depot*	5,969	149
Total Retail-Office Supplies		149
Retail-Pet Food & Supplies — 0.1%		
PetSmart	6,800	220
Total Retail-Pet Food & Supplies		220
Retail-Propane Distribution — 0.1%		
Star Gas Partners LP*	52,980	212
Total Retail-Propane Distribution		212
Retail-Regional Department Store — 0.1%		
Dillard's, Cl A	10,500	314
Kohl's*	213	13
Total Retail-Regional Department Store		327

Description	Shares	Value (000)
Retail-Restaurants — 0.2%		
BJ's Restaurants*	1,375	$ 28
Cheesecake Factory*	2,210	54
Starbucks*	16,960	452
Total Retail-Restaurants		534
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	1,940	109
Zumiez*	1,433	53
Total Retail-Sporting Goods		162
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	6,070	26
Total Retail-Video Rental		26
Retirement/Aged Care — 0.0%		
Emeritus*	1,900	47
Total Retirement/Aged Care		47
S&L/Thrifts-Central US — 0.0%		
Citizens First Bancorp	1,950	37
Franklin Bank*	3,000	32
Total S&L/Thrifts-Central US		69
S&L/Thrifts-Eastern US — 0.3%		
Brookline Bancorp	11,370	117
Clifton Savings Bancorp	6,450	64
Dime Community Bancshares	6,600	74
Flushing Financial	5,200	78
Investors Bancorp*	6,400	77
KNBT Bancorp	4,250	56
NewAlliance Bancshares	6,050	82
Provident New York Bancorp	8,400	114
Total S&L/Thrifts-Eastern US		662
S&L/Thrifts-Southern US — 0.0%		
BankUnited Financial, Cl A	3,550	60
Total S&L/Thrifts-Southern US		60
S&L/Thrifts-Western US — 0.3%		
PFF Bancorp	3,350	56
Provident Financial Holdings	2,950	57
Washington Federal	21,225	478
Washington Mutual	4,010	151
Total S&L/Thrifts-Western US		742
Schools — 0.2%		
Capella Education*	1,925	86
ITT Educational Services*	1,955	207
Learning Tree International*	9,140	121
Strayer Education	740	112
Total Schools		526

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Semiconductor Components-Integrated Circuits — 0.6%		
Cirrus Logic*	9,000	$ 66
Cypress Semiconductor*	5,800	145
Integrated Device Technology*	5,700	93
Maxim Integrated Products	28,405	900
Powertech Technology GDR	18,800	178
Total Semiconductor Components-Integrated Circuits		1,382
Semiconductor Equipment — 0.1%		
Brooks Automation*	3,770	66
Cabot Microelectronics*	1,070	46
Tessera Technologies*	2,290	94
Ultratech*	5,520	69
Total Semiconductor Equipment		275
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	4,530	43
Total Specified Purpose Acquisition		43
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	2,690	38
TMK GDR 144A	2,500	100
TMK GDR	1,100	44
Total Steel Pipe & Tube		182
Steel-Producers — 0.2%		
Nucor	4,228	212
Olympic Steel	1,050	28
United States Steel	2,358	232
Total Steel-Producers		472
Steel-Specialty — 0.4%		
Allegheny Technologies	8,115	851
Total Steel-Specialty		851
Super-Regional Banks-US — 0.7%		
Bank of America	11,638	552
Capital One Financial	11,090	785
Wells Fargo	9,536	322
Total Super-Regional Banks-US		1,659
Telecommunications Equipment — 0.2%		
CommScope*	869	47
Comtech Telecommunications*	2,200	96
OpNext*	3,103	38
Plantronics	5,155	144
Tollgrade Communications*	7,020	73
Total Telecommunications Equipment		398

Description	Shares	Value (000)
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	3,555	$ 51
Total Telecommunications Equipment-Fiber Optics		51
Telecommunications Services — 0.6%		
Amdocs*	10,775	390
Cbeyond*	1,070	38
Embarq	6,300	389
MasTec*	8,000	109
Orbcomm*	5,653	87
RCN*	5,790	103
Time Warner Telecom, Cl A*	13,955	273
Total Telecommunications Services		1,389
Telephone-Integrated — 0.8%		
AT&T	24,439	957
General Communication, Cl A*	6,700	77
IDT, Cl B	7,540	75
Level 3 Communications*	13,275	69
Verizon Communications	15,380	656
Total Telephone-Integrated		1,834
Television — 0.0%		
Sinclair Broadcast Group, Cl A	3,790	49
Total Television		49
Textile-Home Furnishings — 0.2%		
Mohawk Industries*	4,400	396
Total Textile-Home Furnishings		396
Therapeutics — 0.5%		
Gilead Sciences*	23,870	889
ImClone Systems*	1,700	56
Medicines*	6,365	101
Theravance*	2,340	63
Warner Chilcott, Cl A*	3,520	63
Total Therapeutics		1,172
Tobacco — 0.7%		
Altria Group	10,391	691
Imperial Tobacco Group ADR	7,293	639
UST	6,021	322
Total Tobacco		1,652
Tools-Hand Held — 0.2%		
Stanley Works	7,108	393
Total Tools-Hand Held		393

Description	Shares	Value (000)
Transactional Software — 0.1%		
Innerworkings*	5,798	$ 78
VeriFone Holdings*	1,820	66
Total Transactional Software		144
Transport-Air Freight — 0.0%		
ABX Air*	6,580	48
Total Transport-Air Freight		48
Transport-Equipment & Leasing — 0.1%		
GATX	1,935	88
Genesis Lease ADR	4,830	124
Greenbrier	890	30
Total Transport-Equipment & Leasing		242
Transport-Marine — 0.1%		
Overseas Shipholding Group	3,900	303
Total Transport-Marine		303
Transport-Rail — 0.5%		
Burlington Northern Santa Fe	4,315	354
Canadian Pacific Railway	5,400	399
CSX	7,142	339
Union Pacific	17	2
Total Transport-Rail		1,094
Transport-Services — 0.1%		
FedEx	608	67
Ryder System	351	19
UTI Worldwide	5,270	133
Total Transport-Services		219
Transport-Truck — 0.1%		
Forward Air	2,150	73
Heartland Express	4,550	68
Total Transport-Truck		141
Veterinary Diagnostics — 0.1%		
VCA Antech*	3,020	119
Total Veterinary Diagnostics		119
Vitamins & Nutrition Products — 0.1%		
Herbalife	6,835	280
Total Vitamins & Nutrition Products		280
Water — 0.0%		
Consolidated Water	3,100	90
Total Water		90
Web Hosting/Design — 0.1%		
Equinix*	3,240	282
Total Web Hosting/Design		282

Description	Shares	Value (000)
Web Portals/ISP — 0.6%		
Gigamedia*	5,398	$ 58
Google, Cl A*	2,594	1,323
Trizetto Group*	5,000	80
Total Web Portals/ISP		1,461
Wireless Equipment — 1.1%		
American Tower, Cl A*	32,575	1,357
Nokia ADR	12,958	371
Novatel Wireless*	3,750	81
Qualcomm	13,950	581
RF Micro Devices*	10,600	73
Total Wireless Equipment		2,463
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	1,541	26
Total Wound, Burn & Skin Care		26
Total Common Stock (Cost $126,497)		140,127
Foreign Common Stock — 19.9%		
Australia — 1.3%		
BHP Billiton	29,416	936
Caltex Australia	2,545	53
Leighton Holdings	26,025	855
Minara Resources	6,291	33
Perilya	1,803	7
QBE Insurance Group	4,075	103
Sally Malay Mining*	13,039	41
Santos	41,901	469
Seven Network	2,749	26
Tattersall's	81,335	337
Zinifex	19,621	324
Total Australia		3,184
Austria — 0.3%		
Austrian Airlines*	4,306	52
Oesterreichische Post	981	43
Voestalpine	8,148	678
Total Austria		773
Belgium — 0.4%		
Belgacom	200	8
Colruyt*	113	24
Delhaize Group	3,866	360
Dexia	7,243	207
KBC Groep	2,422	315
Total Belgium		914
Bermuda — 0.0%		
Catlin Group	1,644	16
Total Bermuda		16

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Brazil — 0.3%		
Banco do Brasil	7,800	$ 123
Gafisa	9,600	152
Kroton Educacional*	4,900	111
Localiza Rent A Car	9,300	96
Porto Seguro	3,100	119
Total Brazil		601
Canada — 0.3%		
Canadian Imperial Bank of Commerce	3,500	304
Husky Energy	1,000	40
Methanex	1,500	37
Rothmans	1,800	35
Sherritt International	5,500	84
Teck Cominco, Cl B	4,600	204
Total Canada		704
China — 0.1%		
Industrial & Commercial Bank of China, Cl H	237,000	145
Total China		145
Denmark — 0.1%		
D/S Torm	500	20
Norden	1,650	138
Sanistal, Cl B	660	119
Topdanmark*	325	55
Total Denmark		332
Finland — 0.2%		
Outokumpu	12,649	392
Rautaruukki	600	39
Total Finland		431
France — 1.7%		
Air France-KLM	6,398	288
AXA	1,000	39
BNP Paribas	12,959	1,424
Business Objects*	5,692	256
Cap Gemini	7,426	488
Societe Generale	7,383	1,269
Vivendi	5,101	217
Total France		3,981

Description	Shares	Value (000)
Germany — 2.3%		
Beiersdorf	1,905	$ 132
Deutsche Lufthansa	46,397	1,302
E.ON	3,960	623
Epcos	2,331	47
Kloeckner	425	32
MAN	6,935	1,002
Salzgitter	4,606	936
ThyssenKrupp	22,422	1,241
Total Germany		5,315
Greece — 0.0%		
Intracom Holdings	990	6
Total Greece		6
Hong Kong — 0.6%		
China Everbright International	309,000	121
China Mobile	12,500	144
China Resources Enterprise	48,000	190
CNOOC	112,000	133
Hongkong & Shanghai Hotels	39,500	66
Kingdee International Software Group	118,000	116
Modern Beauty Salon Holdings	92,000	47
Regal Hotels International Holdings	222,000	18
Solomon Systech International	43,616	4
Sun Hung Kai Properties	33,000	420
Television Broadcasts	6,000	41
Vtech Holdings	3,326	30
Total Hong Kong		1,330
Indonesia — 0.2%		
Astra International	58,000	116
Bank Niaga	980,000	97
Bank Rakyat Indonesia	199,000	133
Ciputra Development*	1,096,000	107
Ramayana Lestari Sentosa	1,145,000	120
Total Indonesia		573
Italy — 1.3%		
Banco di Desio e della Brianza	1,083	12
Enel	71,429	737
ENI	42,734	1,496
Fiat	26,027	765
Indesit	2,833	62
Total Italy		3,072

Description	Shares	Value (000)
Japan — 3.6%		
Alpine Electronics	3,400	$ 53
Arcs	5,600	83
Brother Industries	11,000	158
Canon	18,300	967
Capcom	1,000	20
Central Japan Railway	57	590
Cosmo Oil	47,000	267
Create S D	1,700	39
Fujitsu Frontech	1,600	14
Hudson Soft*	1,600	22
IBJ Leasing	1,600	34
JFE Shoji Holdings	12,000	90
Kawasaki Kisen Kaisha	75	1
KDDI	75	498
Kobayashi Pharmaceutical	1,800	62
Kyoei Steel	1,300	36
Leopalace21	6,600	209
Mandom	1,300	32
Marubeni	93,000	892
Marudai Food	5,000	17
Matsushita Electric Works	6,000	75
Mitsubishi UFJ Lease & Finance	1,700	76
Mitsui OSK Lines	600	9
Nippon Mining Holdings	52,000	523
Nippon Oil	49,000	436
Nippon Steel	400	3
Nissan Shatai	20,000	124
NTT Data	89	373
Pacific Management	71	108
Saizeriya	900	14
Santen Pharmaceutical	35	1
Seiko Holdings	5,000	45
Sojitz	64,900	324
Sumco	17,900	919
Sumikin Bussan	3,000	13
Sumitomo	36,400	705
Sumitomo Metal Mining	3,000	73
Taihei Kogyo	6,000	40
Tokyo Electron	27	2
Tokyo Tekko	2,000	11
Toyota Boshoku	2,811	73
Yamaha Motor	6,100	172
Yamato Kogyo	2,300	109
Yamazen	2,000	14
Total Japan		8,326
Luxembourg — 0.1%		
Millicom International Cellular*	2,280	183
Total Luxembourg		183

Description	Shares	Value (000)
Malaysia — 0.2%		
Genting	44,000	$ 101
SP Setia	56,000	138
WCT Engineering	69,333	131
Total Malaysia		370
Mexico — 0.1%		
GEO SA de CV, Ser B*	23,600	129
Total Mexico		129
Netherlands — 2.1%		
Aegon	18,601	337
Draka Holding	830	45
Heineken	6,680	423
Hunter Douglas	454	45
ING Groep	34,452	1,454
Koninklijke Ahold*	12,330	156
Nutreco Holding	119	9
Royal Dutch Shell, Cl A	48,936	1,900
Royal KPN	36,139	559
Unilever	708	22
Total Netherlands		4,950
New Zealand — 0.1%		
Contact Energy	8,411	59
Fletcher Building	17,666	168
Total New Zealand		227
Norway — 0.0%		
Cermaq	1,400	26
Total Norway		26
Philippines — 0.2%		
Ayala	16,080	186
Jollibee Foods	28,000	30
Union Bank of Philippines	112,900	149
Universal Robina	228,000	81
Total Philippines		446
Russia — 0.2%		
Pharmstandard*	2,200	133
Sberbank*	75,000	300
Unified Energy System*	107,000	146
Total Russia		579
Singapore — 0.2%		
Jardine Cycle & Carriage	9,000	94
Midas Holdings	85,000	70
Neptune Orient Lines	16,000	58
Singapore Airlines	9,000	114
Singapore Exchange	11,000	69
Singapore Telecommunications	64,600	147
Total Singapore		552

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
South Africa — 0.3%		
Anglo Platinum	611	$ 84
MTN Group	10,800	152
Standard Bank Group	12,400	176
Truworths International	39,000	198
Total South Africa		610
South Korea — 0.3%		
Daegu Bank	8,100	159
Hynix Semiconductor*	2,700	109
Lotte Shopping	270	105
Osstem Implant*	2,700	112
SSCP*	5,300	162
Total South Korea		647
Sweden — 0.6%		
Atlas Copco, Cl A	24,200	416
Electrolux, Cl B	13,100	328
JM	2,616	79
Skandinaviska Enskilda Banken, Cl A	600	20
Volvo, Cl B	32,366	595
Total Sweden		1,438
Switzerland — 0.3%		
Compagnie Financiere Richemont, Cl A	277	18
Credit Suisse Group	3,360	219
Geberit	100	16
Swiss Life Holding*	80	20
Zurich Financial Services	1,874	546
Total Switzerland		819
Thailand — 0.2%		
CP Seven Eleven	435,000	154
Home Product Center	609,000	96
Kasikornbank	87,000	209
Total Thailand		459
United Kingdom — 2.3%		
Antofagasta	69,910	1,019
Ashtead	34,661	100
AstraZeneca	9,968	515
Aviva	1,000	14
Barclays	11,605	163
BP	500	6
British Airways*	41,173	328
BT Group	217,388	1,378
CSR*	3,292	48
Dana Petroleum*	1,931	42
Eurocastle Investment	829	34
Halfords Group	1,900	15
HBOS	8,670	169
Imperial Tobacco Group	3,183	140
International Power	1,409	12

Description	Shares/Face Amount (000)	Value (000)
United Kingdom — continued		
Kazakhmys	4,890	$ 124
Kelda Group	1,076	18
Marks & Spencer Group	9,333	119
National Express Group	5,800	134
NETeller*	10,959	15
Next	704	27
Petrofac	3,786	33
Reckitt Benckiser	582	31
Resolution	31,736	422
Rio Tinto	500	36
Royal Bank of Scotland Group	27,192	324
Royal Dutch Shell, Cl B	3,447	136
SIG	1,600	42
Sportingbet*	10,641	11
Tate & Lyle	1,823	21
Thus Group*	12,959	43
Total United Kingdom		5,519
Total Foreign Common Stock (Cost $39,368)		**46,657**
Foreign Preferred Stock — 0.0%		
Germany — 0.0%		
Porsche	57	104
Total Germany		104
Total Foreign Preferred Stock (Cost $43)		**104**
Investment Company — 0.2%		
Index Fund-Midcap — 0.1%		
iShares Russell Midcap Value Index Fund	900	133
Total Index Fund-Midcap		133
Index Fund-Growth-Small Cap — 0.1%		
iShares Russell 2000 Growth Index Fund	1,385	114
Total Index Fund-Growth-Small Cap		114
Total Investment Company (Cost $235)		**247**
U.S. Government Agency Obligations — 5.5%		
Federal Home Loan Mortgage Corporation		
6.500%, 04/01/35	$ 5	5
6.000%, 08/01/29	9	9
5.894%, 12/01/36	369	369
5.875%, 03/21/11	25	26
5.857%, 01/01/37	461	463
5.783%, 03/01/37	128	128
5.500%, 09/01/17	11	11
5.500%, 09/01/19	44	44
5.500%, 08/01/20	239	237
5.500%, 02/01/21	40	40
5.500%, 02/01/21	212	209
5.500%, 09/01/21	4	4
5.500%, 11/01/36	57	55
5.500%, 05/01/37	640	619

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
5.400%, 03/17/21	$ 245	$ 241
5.265%, 04/01/37	325	321
5.000%, 10/16/09	180	179
5.000%, 07/01/21	333	323
5.000%, 05/01/22	248	240
Federal Home Loan Mortgage Corporation - Gold		
6.500%, 08/01/37	25	25
6.000%, 07/01/37	280	278
6.000%, 08/01/37	1,060	1,051
5.500%, 04/01/22	115	113
5.500%, 06/01/22	174	172
5.500%, 12/01/36	147	142
5.000%, 11/01/21	61	59
Federal Home Loan Mortgage Corporation MTN		
5.250%, 02/24/11	225	224
Federal National Conventional Loan		
6.000%, 02/01/37	298	296
5.500%, 11/01/36	691	667
5.500%, 12/01/36	1,011	977
Federal National Mortgage Association		
6.500%, 03/01/35	121	122
6.250%, 02/01/11	275	286
6.000%, 01/01/29	87	87
6.000%, 12/15/31	355	360
6.000%, 05/01/33	61	60
6.000%, 07/01/36	267	265
6.000%, 08/01/36	52	52
6.000%, 09/01/36	87	86
6.000%, 11/01/36	203	201
6.000%, 11/01/36	307	304
6.000%, 12/01/36	193	192
5.500%, 03/01/20	29	28
5.500%, 04/01/21	126	125
5.500%, 05/01/21	76	75
5.500%, 11/01/21	233	231
5.500%, 06/01/35	1	1
5.500%, 01/01/36	301	292
5.500%, 02/01/36	170	165
5.500%, 03/01/36	147	142
5.500%, 03/01/36	249	241
5.500%, 04/01/36	170	165
5.500%, 11/01/36	487	471
5.125%, 01/02/14	100	99
5.000%, 03/01/20	63	61
5.000%, 05/01/37	149	139

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — continued		
Federal National Mortgage Association TBA		
6.500%, 08/15/37	$ 1,175	$ 1,187
Total U.S. Government Agency Obligations (Cost $13,033)		12,964
Corporate Bonds — 3.1%		
Abbott Laboratories		
5.600%, 05/15/11	185	186
Alcoa		
5.900%, 02/01/27	30	28
American General Finance, Ser G MTN		
5.375%, 09/01/09	70	70
Ameriprise Financial		
5.350%, 11/15/10	60	60
Amgen		
4.000%, 11/18/09	35	34
AOL Time Warner		
6.875%, 05/01/12	90	94
Apache		
5.250%, 04/15/13	195	192
AT&T Wireless		
8.750%, 03/01/31	40	50
7.875%, 03/01/11	65	70
Bank of America		
5.375%, 08/15/11	180	179
5.375%, 06/15/14	30	29
Bank One		
5.900%, 11/15/11	95	97
5.250%, 01/30/13	90	89
Canadian National Railway		
5.800%, 06/01/16	100	100
Canadian National Resources		
5.700%, 05/15/17	145	140
Caterpillar Financial Services		
5.050%, 12/01/10	100	100
ChevronTexaco		
3.500%, 09/17/07	150	150
Chubb		
4.934%, 11/16/07	70	70
Cisco Systems		
5.500%, 02/22/16	60	59
5.250%, 02/22/11	145	144
Citigroup		
5.100%, 09/29/11	165	163
Columbus Southern Power, Ser C		
5.500%, 03/01/13	65	64

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Comcast		
5.900%, 03/15/16	$ 105	$ 102
5.875%, 02/15/18	30	29
5.300%, 01/15/14	45	43
Conocophillips Canada		
5.625%, 10/15/16	100	98
Costco Wholesale		
5.500%, 03/15/17	55	54
CRH America		
6.000%, 09/30/16	25	25
DaimlerChrysler		
4.750%, 01/15/08	115	115
Deutsche Telekom		
8.000%, 06/15/10	170	182
Dominion Resources, Ser A		
5.600%, 11/15/16	25	24
ERP Operating LP		
5.750%, 06/15/17	185	179
5.125%, 03/15/16	50	47
Federal Home Loan Bank		
5.250%, 11/03/09	455	455
FedEx		
5.500%, 08/15/09	55	55
FPL Group Capital		
5.625%, 09/01/11	210	212
General Electric Capital, Ser A MTN		
4.375%, 03/03/12	75	72
General Electric Capital, Ser G MTN		
5.720%, 08/22/11	100	100
Hartford Financial Services Group		
5.375%, 03/15/17	45	43
Hospira		
6.050%, 03/30/17	30	30
HSBC Finance		
6.375%, 10/15/11	145	146
International Lease Finance MTN		
5.750%, 06/15/11	40	40
5.650%, 06/01/14	170	170
John Deere Capital		
5.400%, 10/17/11	55	55
John Deere Capital, Ser D MTN		
4.400%, 07/15/09	110	108
Masco		
6.125%, 10/03/16	25	24
Metlife		
5.375%, 12/15/12	50	50
5.000%, 06/15/15	85	81
Midamerican Energy Holdings		
5.875%, 10/01/12	200	203

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Morgan Stanley		
4.000%, 01/15/10	$ 85	$ 82
Nextel Communications, Ser E		
6.875%, 10/31/13	105	101
Pepsico		
5.150%, 05/15/12	60	60
PNC Funding		
4.200%, 03/10/08	45	45
Prologis Trust		
7.100%, 04/15/08	30	30
Prudential Financial, Ser B MTN		
5.100%, 09/20/14	45	43
PSE&G Power		
7.750%, 04/15/11	85	91
6.950%, 06/01/12	55	58
PSI Energy		
6.050%, 06/15/16	40	40
SBC Communications		
5.625%, 06/15/16	45	43
5.100%, 09/15/14	125	118
Schering-Plough		
6.750%, 12/01/33	45	49
5.550%, 12/01/13	115	115
Shell International		
5.625%, 06/27/11	100	102
Simon Property Group		
5.750%, 12/01/15	35	35
Southern Power, Ser B		
6.250%, 07/15/12	55	56
Telecom Italia Capital		
4.000%, 11/15/08	180	176
Time Warner		
6.500%, 11/15/36	30	28
Time Warner Cable 144A		
5.850%, 05/01/17	55	53
Union Pacific		
3.875%, 02/15/09	190	186
Virginia Electric Power, Ser A		
6.000%, 05/15/37	30	29
Wachovia MTN		
5.700%, 08/01/13	150	150
Wal-mart Stores		
4.550%, 05/01/13	50	48
Washington Mutual Financial		
6.875%, 05/15/11	40	42
Weatherford International 144A		
6.350%, 06/15/17	275	281
5.950%, 06/15/12	45	46
Weyerhaeuser		
5.950%, 11/01/08	15	15

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Willis North America		
6.200%, 03/28/17	$ 30	$ 30
Wyeth		
5.500%, 02/01/14	70	69
Xcel Energy 144A		
5.613%, 04/01/17	173	169
Total Corporate Bonds (Cost $7,381)		**7,300**
Mortgage Related — 1.4%		
Banc of America Mortgage CMO, Ser 2004-8, Cl 3A1		
5.250%, 10/25/19	443	431
Banc of America Mortgage CMO, Ser D, Cl 2A4(A)		
4.775%, 05/25/35	210	208
Bear Stearns CMBS, Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	155	149
Bear Stearns CMBS, Ser 2005-T20, Cl A2(A)		
5.127%, 10/12/42	175	173
Bear Stearns CMBS, Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	220	214
Bear Stearns CMBS, Ser 2006-T22, Cl A2(A)		
5.466%, 04/12/38	215	215
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 2A2(A)		
6.083%, 09/25/36	280	283
Chase Mortgage Finance CMO, Ser 2006-A1, Cl 4A1(A)		
6.053%, 09/25/36	206	204
Chase Mortgage Finance, Ser 2007-A1, Cl 12A2		
5.944%, 03/25/37	480	485
Citigroup CMO, Ser 2004-C2, Cl A3		
4.380%, 10/15/41	260	250
JP Morgan Chase CMO, Ser 2004-CBX, Cl A4		
4.529%, 01/12/37	140	135
JP Morgan Chase CMO, Ser 2005-LDP1, Cl A2		
4.625%, 03/15/46	143	140
Prime Mortgage Trust CMO, Ser 2005-2, Cl 1A3		
5.250%, 07/25/20	292	285
Wells Fargo CMO, Ser 2006-11, Cl A8		
6.000%, 09/25/36	194	192
Total Mortgage Related (Cost $3,391)		**3,364**

Description	Face Amount (000)	Value (000)
Foreign Bonds — 0.7%		
Bundesrepublik, Ser 03 (EUR)		
4.750%, 07/04/34	55	$ 78
Bundesrepublik, Ser 02 (EUR)		
5.000%, 07/04/12	60	85
Bundesrepublik, Ser 04 (EUR)		
3.750%, 01/04/15	63	83
Bundesrepublik, Ser 05 (EUR)		
3.500%, 01/04/16	70	89
Canada (CAD)		
5.750%, 06/01/33	70	78
5.250%, 06/01/13	86	84
Citigroup, Ser INTL (JPY)		
2.400%, 10/31/25	5,000	40
Development Bank of Japan, Ser INTL (JPY)		
1.750%, 03/17/17	20,000	167
Netherlands Government (EUR)		
4.250%, 07/15/13	60	82
Nykredit (DKK)		
4.000%, 01/01/08	1,500	275
Swedish Goverment, Ser 3105 (SEK)		
3.500%, 12/01/15	1,300	242
United Kingdom Gilt (GBP)		
4.000%, 09/07/16	170	316
Total Foreign Bonds (Cost $1,558)		**1,619**
U.S. Treasury Obligations — 5.6%		
U.S. Treasury Bonds		
7.500%, 11/15/16	$ 50	60
5.375%, 02/15/31	730	771
4.625%, 02/15/17	910	898
4.500%, 03/31/12	1,390	1,383
4.500%, 02/15/36	1,135	1,061
U.S. Treasury Notes		
4.875%, 08/15/09	60	61
4.750%, 05/31/12	560	564
4.750%, 05/15/14	1,070	1,073
4.625%, 11/15/09	705	706
4.625%, 02/29/12	1,200	1,201
4.500%, 11/30/11	1,115	1,111
4.500%, 11/15/15	275	271
4.500%, 05/15/17	1,885	1,845
3.875%, 07/15/10	2,260	2,219
Total U.S. Treasury Obligations (Cost $13,243)		**13,224**

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Warrants — 0.6%		
Asian Paints 144A, expires 06/15/09*	8,200	$ 184
Bharat Heavy Electricals 144A, expires 05/12/08*	4,300	185
Grasim Industries 144A, expires 05/22/09*	1,650	122
Infosys Technology 144A, expires 08/21/09*	4,700	231
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	24,300	234
Nicholas Piramal India 144A, expires 10/26/09*	22,200	149
Taiwan Semiconductor 144A, expires 02/01/12*	235	1
TXC 144A, expires 01/27/12*	63,000	144
Tianjin Port 144A, expires 08/04/09*	132,000	105
Total Warrants (Cost $1,103)		1,355
Money Market Fund — 4.4%		
Evergreen Select Money Market Fund, Institutional Class, 5.22% (C)	10,299,428	10,299
Total Money Market Fund (Cost $10,299)		10,299
Total Investments — 101.2% (Cost $216,151)		237,260
Other Assets and Liabilities, Net — (1.2%)		(2,757)
Total Net Assets — 100.0%		$ 234,503

As of July 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)
9/12/2007	EUR	(448,180)	AUD	719,074	$ (1,575)
9/12/2007	GBP	(92,186)	AUD	223,859	3,108
9/12/2007	JPY	(11,762,220)	AUD	119,656	1,795
9/12/2007	USD	(109,374)	CAD	116,845	305
9/12/2007	USD	(167,112)	DKK	924,446	3,083
9/12/2007	AUD	(980)	EUR	592	(21)
9/12/2007	CAD	(118,536)	EUR	81,140	(103)
9/12/2007	DKK	(1,212,096)	EUR	162,624	(355)
9/12/2007	GBP	(228,259)	EUR	334,103	(5,617)
9/12/2007	SEK	(1,197,011)	EUR	128,000	(2,690)
9/12/2007	USD	(4,600,562)	EUR	3,415,550	78,797
9/12/2007	USD	(533,791)	GBP	270,672	15,646
9/12/2007	EUR	(776,779)	JPY	126,319,760	8,557
9/12/2007	USD	(670,879)	JPY	80,579,285	13,431
9/12/2007	EUR	(108,874)	NOK	884,818	2,837
9/12/2007	USD	(83,700)	NOK	505,866	3,199
9/12/2007	JPY	(7,721,866)	NZD	85,504	(68)
9/12/2007	EUR	(189,205)	SEK	1,754,422	1,751
9/12/2007	JPY	(47,198,007)	SEK	2,675,624	(1,349)
9/12/2007	AUD	(38,303)	USD	31,332	(1,218)
9/12/2007	EUR	(59,337)	USD	80,117	(1,174)
9/12/2007	NOK	(235,000)	USD	40,352	14
9/12/2007	SEK	(1,747,301)	USD	250,084	(9,822)
					$ 108,531

For descriptions of abbreviations and footnotes, please refer to page 131.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

MANAGEMENT OVERVIEW (UNAUDITED)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended July 31, 2007, the Old Mutual Asset Allocation Growth Portfolio's (the "Fund") Class A shares gained 18.76% at net asset value, while the S&P 1500 Index returned 16.10%. Performance for all share classes can be found on page 71.

Q. What investment environment did the Fund face during the past year?

A. Ibbotson Associates Advisors, LLC ("Ibbotson") analyzes 13 asset classes for inclusion in the Fund. During the period, returns for all of these asset classes exceeded Ibbotson's long-term expectations except real estate and small-cap value. Growth stocks led value stocks; mid-caps outperformed large- and small-cap stocks; a falling dollar helped international equities post strong gains; and, while the yield curve remained flat compared to historical standards, bond returns were relatively typical. Volatility, as measured by standard deviations for all asset classes, was low compared to historical standards.

Q. Which market factors influenced the Fund's relative performance?

A. The factors noted above combined to produce a healthy overall investment environment for the Fund. Strong performance in emerging markets and international equities impacted the Fund's performance positively during the period while real estate negatively impacted returns. The exceptionally high returns in equity real estate investment trusts ("REITs") over the previous few years and resulting high valuations have been widely publicized. Ibbotson's long-term target allocation to real estate in the Fund is 3%, but Ibbotson lowered this allocation to 2% in April 2005. While that reduction hurt the Fund's relative performance prior to February 2007 as REITs continued to perform exceptionally well, REITs have given back some of their gains and the decision is starting to pay off.

Media attention has recently been focused on the conditions of the sub-prime mortgage market. This is partially attributable to some highly leveraged hedge funds (some of which belong to prominent Wall Street firms), which became almost insolvent. The deep pockets of the owners prevented a market-wide fire sale, but high-yield securities, which started the year with terrific returns, declined in June and July.

While Ibbotson believes that value stocks are positioned to outperform growth stocks over the long term, the firm has maintained equal weightings between growth and value in the Fund since December 2005. The Fund was positioned relatively well for the outperformance of growth stocks relative to value stocks given Ibbotson's current position.

Q. How did portfolio composition affect Fund performance?

A. Twelve Fund mandates produced positive returns and two produced negative returns. During the one-year period, the Fund's absolute gains were impacted positively by Clay Finlay Inc.'s emerging markets mandate, Acadian Asset Management, Inc.'s international equity mandate and Copper Rock Capital Partners, LLC's small-cap growth strategy. Thompson, Siegel & Walmsley LLC's small-cap value mandate and Heitman Real Estate Securities LLC's REIT mandate detracted from absolute performance while Liberty Ridge Capital, Inc.'s focused strategy contributed less than other mandates to the Fund's overall gains. At the individual stock level, personal computer and related products designer, manufacturer and marketer Apple; Latin American cellular communication services provider NII Holdings and semiconductor manufacturer Nvidia contributed to the Fund's absolute performance. On the other hand, agricultural commodity and product firm Archer-Daniels-Midland, software systems provider Comverse Technology (no longer a Fund holding) and specialty eatery Starbucks were among the Fund's primary detractors.

Performance Highlights

- *For the one-year period ended July 31, 2007, the Fund's Class A shares gained 18.76% at net asset value, while the S&P 1500 Index returned 16.10%.*

- *During the one-year period, the Fund's absolute gains were impacted positively by Clay Finlay Inc.'s emerging markets mandate, Acadian Asset Management, Inc.'s international equity mandate and Copper Rock Capital Partners, LLC's small-cap growth strategy.*

- *Thompson, Siegel & Walmsley LLC's small-cap value mandate and Heitman Real Estate Securities LLC's REIT mandate detracted from absolute performance while Liberty Ridge Capital, Inc.'s focused strategy contributed less than other mandates to the Fund's overall gains.*

- *At the individual stock level, personal computer and related products designer, manufacturer and marketer Apple; Latin American cellular communication services provider NII Holdings and semiconductor manufacturer Nvidia contributed to the Fund's absolute performance.*

- *On the other hand, agricultural commodity and product firm Archer-Daniels-Midland, software systems provider Comverse Technology (no longer a Fund holding) and specialty eatery Starbucks were among the Fund's primary detractors.*

Asset Allocation Growth Portfolio

MANAGEMENT OVERVIEW (UNAUDITED)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Top Ten Holdings
as of July 31, 2007

Royal Dutch Shell, Cl A	1.0%
NII Holdings	1.0%
Apple	0.9%
Nvidia	0.8%
ENI	0.8%
Cisco Systems	0.8%
BT Group	0.7%
Google, Cl A	0.7%
Boeing	0.7%
BNP Paribas	0.7%
As a % of Total Fund Investments	8.1%

Q. What is the investment outlook?

A. Ibbotson notes that overall the U.S. economy appears to be in good shape and expects it to continue to grow at a reasonable pace through 2007. Ibbotson also believes that the U.S. stock market seems fairly priced at present and that large-cap stocks appear more attractive than small-cap stocks in the near term, from both a valuation and momentum perspective. Ibbotson intends to maintain an overweight of U.S. large-cap stocks relative to U.S. small-cap stocks.

Ibbotson notes that upward pressure on U.S. inflation and U.S. interest rates will likely be seen over the next two to three years, affecting intermediate- and long-maturity bond yields. While Ibbotson sees no clear direction in the near future for long-term yields, it expects the yield curve to become steeper in the long run. To that end, the strategic asset allocation consultant will continue an overweight of the short-term end of the yield curve and an underweight of the intermediate- and long-term ends of the curve.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2007

	Inception Date	1 Year Return	Annualized Since Inception
Class A with front-end load	9/30/04	11.97%	13.63%
Class A without load	9/30/04	18.76%	16.03%
Class C with deferred sales load	9/30/04	16.86%	15.16%
Class C without deferred sales load	9/30/04	17.86%	15.16%
Class Z	12/09/05	19.09%	14.73%
Institutional Class	9/30/04	19.00%	16.31%
S&P 1500 Index	9/30/04	16.10%	12.27%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 2.22% and 1.60%; 2.93% and 2.35%; 1.93% and 1.35%; 1.68% and 1.35%, respectively. Expenses for Class Z shares are based on estimated amounts.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2007 — % of Total Fund Investments



Description	Shares	Value (000)
Common Stock — 72.4%		
Advanced Materials/Products — 0.1%		
Hexcel*	6,400	$ 139
Total Advanced Materials/Products		139
Advertising Sales — 0.1%		
Focus Media Holding ADR*	2,600	107
Total Advertising Sales		107
Advertising Services — 0.1%		
inVentiv Health*	2,950	105
Total Advertising Services		105
Aerospace/Defense — 1.6%		
Aerovironment*	2,860	56
Boeing	12,479	1,291
General Dynamics	9,100	715
Rockwell Collins	11,460	787
Teledyne Technologies*	1,640	73
Total Aerospace/Defense		2,922
Aerospace/Defense-Equipment — 0.4%		
Alliant Techsystems*	2,650	263
B/E Aerospace*	8,981	364
DRS Technologies	1,436	75
Goodrich	700	44
Total Aerospace/Defense-Equipment		746
Agricultural Chemicals — 0.8%		
Agrium	4,400	184
CF Industries Holdings	1,500	86
Monsanto	17,000	1,096
Total Agricultural Chemicals		1,366
Agricultural Operations — 0.2%		
Archer-Daniels-Midland	9,704	326
Tejon Ranch*	1,710	68
Total Agricultural Operations		394
Airlines — 0.1%		
AMR*	6,400	158
Delta Air Lines*	1,250	22
Southwest Airlines	279	4
UAL*	1,165	52
US Airways Group*	880	27
Total Airlines		263
Apparel Manufacturers — 0.0%		
Carter's*	3,400	72
Gymboree*	280	12
Total Apparel Manufacturers		84

Description	Shares	Value (000)
Appliances — 0.0%		
Whirlpool	587	$ 60
Total Appliances		60
Applications Software — 0.5%		
Citrix Systems*	1,555	56
Intuit*	1,725	50
Microsoft	24,600	713
Nuance Communications*	2,620	43
Red Hat*	2,610	54
Visual Sciences*	2,563	44
Total Applications Software		960
Auction House/Art Dealer — 0.0%		
Sotheby's	1,920	82
Total Auction House/Art Dealer		82
Audio/Video Products — 0.0%		
DTS*	1,295	27
Total Audio/Video Products		27
Auto-Cars/Light Trucks — 0.2%		
Ford Motor*	29,688	252
General Motors	5,458	177
Total Auto-Cars/Light Trucks		429
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	2,229	36
Total Auto/Truck Parts & Equipment-Original		36
Batteries/Battery Systems — 0.0%		
EnerSys*	2,000	36
Total Batteries/Battery Systems		36
Beverages-Non-Alcoholic — 0.2%		
Coca-Cola	5,000	260
Coca-Cola Bottling	1,260	66
Total Beverages-Non-Alcoholic		326
Brewery — 0.2%		
Cia Cervecerias Unidas ADR	3,300	123
Molson Coors Brewing, Cl B	3,400	302
Total Brewery		425
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	122	4
Total Broadcast Services/Programming		4
Building & Construction-Miscellaneous — 0.1%		
Orascom Construction GDR	850	120
Total Building & Construction-Miscellaneous		120

Description	Shares	Value (000)
Building Products-Air & Heating — 0.1%		
AAON	3,100	$ 93
Total Building Products-Air & Heating		93
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	930	127
Total Building Products-Cement/Aggregate		127
Building Products-Light Fixtures — 0.1%		
Genlyte Group*	2,100	146
Total Building Products-Light Fixtures		146
Building-Heavy Construction — 0.1%		
Washington Group International*	2,250	181
Total Building-Heavy Construction		181
Building-Mobile Home/Manufactured Housing — 0.0%		
Williams Scotsman International*	580	16
Total Building-Mobile Home/Manufactured Housing		16
Cable TV — 0.4%		
Comcast, Cl A*	13,455	352
DIRECTV Group*	14,116	316
Total Cable TV		668
Casino Hotels — 0.5%		
Harrah's Entertainment	35	3
MGM Mirage*	10,995	804
Total Casino Hotels		807
Casino Services — 0.0%		
International Game Technology	2,250	79
Total Casino Services		79
Cellular Telecommunications — 1.7%		
Alltel	118	8
America Movil, Ser L ADR	2,620	157
MetroPCS Communications*	20,775	761
Millicom International Cellular	2,060	165
NII Holdings*	20,563	1,728
Tim Participacoes ADR	3,500	121
Turkcell Iletisim ADR	7,362	130
Total Cellular Telecommunications		3,070
Chemicals-Diversified — 0.5%		
Celanese, Ser A	4,400	165
E.I. du Pont de Nemours	12,890	602
Lyondell Chemical	1,095	49
Olin	1,455	31
Total Chemicals-Diversified		847

Description	Shares	Value (000)
Chemicals-Specialty — 0.3%		
Hercules	5,320	$ 111
Lubrizol	4,200	263
Terra Industries*	6,650	163
Total Chemicals-Specialty		537
Coal — 0.2%		
Alpha Natural Resources*	2,340	42
Arch Coal	1,285	38
Consol Energy	3,500	146
Massey Energy	2,800	60
Peabody Energy	2,210	93
Total Coal		379
Commercial Banks Non-US — 0.2%		
Banco Itau Holding Financeira ADR*	5,100	233
Kazkommertsbank GDR*	2,600	47
Total Commercial Banks Non-US		280
Commercial Banks-Central US — 0.3%		
Bank Mutual	7,250	76
First Busey	2,800	54
First Midwest Bancorp	1,500	49
Heartland Financial USA	2,150	37
Irwin Financial	6,690	78
MB Financial	4,100	131
Oak Hill Financial	700	20
Old Second Bancorp	2,400	66
Total Commercial Banks-Central US		511
Commercial Banks-Eastern US — 0.0%		
Independent Bank	2,400	65
Total Commercial Banks-Eastern US		65
Commercial Banks-Southern US — 0.1%		
Colonial BancGroup	11,700	255
Total Commercial Banks-Southern US		255
Commercial Banks-Western US — 0.2%		
AmericanWest Bancorp	2,700	41
Centennial Bank Holdings*	13,100	86
Community Bancorp*	312	7
Glacier Bancorp	2,650	51
ITLA Capital	1,650	70
Silver State Bancorp*	2,950	55
Sterling Financial	2,500	57
SVB Financial Group*	900	47
Total Commercial Banks-Western US		414

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Commercial Services — 0.3%		
Alliance Data Systems*	610	$ 47
Arbitron	1,390	69
ChoicePoint*	1,370	53
eTelecare Global Solutions ADR*	7,000	107
ExlService Holdings*	3,068	52
PHH*	2,650	77
Steiner Leisure*	2,100	88
Total Commercial Services		493
Commercial Services-Finance — 0.1%		
Wright Express*	3,130	107
Total Commercial Services-Finance		107
Communications Software — 0.1%		
Avid Technology*	3,410	110
DivX*	3,050	41
Total Communications Software		151
Computer Aided Design — 0.0%		
Parametric Technology*	4,650	82
Total Computer Aided Design		82
Computer Services — 0.1%		
Cognizant Tech Solutions, Cl A*	1,210	98
Electronic Data Systems	1,135	31
Perot Systems, Cl A*	3,030	46
Syntel	1,232	44
Total Computer Services		219
Computer Software — 0.1%		
Double-Take Software*	4,196	64
Omniture*	3,090	71
Total Computer Software		135
Computers — 2.3%		
Apple*	12,800	1,686
Dell*	4,790	134
Hewlett-Packard	23,694	1,091
International Business Machines	4,851	537
Research In Motion*	2,990	640
Sun Microsystems*	3,230	16
Total Computers		4,104
Computers-Integrated Systems — 0.1%		
NCI, Cl A*	3,770	59
Radisys*	3,000	35
Riverbed Technology*	660	29
Total Computers-Integrated Systems		123

Description	Shares	Value (000)
Computers-Memory Devices — 0.5%		
EMC*	44,765	$ 829
Xyratex*	3,300	73
Total Computers-Memory Devices		902
Computers-Peripheral Equipment — 0.0%		
Electronics for Imaging*	3,210	84
Total Computers-Peripheral Equipment		84
Consulting Services — 0.3%		
Advisory Board*	1,405	72
FTI Consulting*	4,988	205
Huron Consulting Group*	855	58
LECG*	3,590	50
MAXIMUS	1,890	79
Total Consulting Services		464
Consumer Products-Miscellaneous — 0.0%		
Kimberly-Clark	912	61
Total Consumer Products-Miscellaneous		61
Containers-Metal/Glass — 0.2%		
Owens-Illinois*	10,300	412
Total Containers-Metal/Glass		412
Containers-Paper/Plastic — 0.1%		
Pactiv*	62	2
Sealed Air	8,300	226
Total Containers-Paper/Plastic		228
Cruise Lines — 0.3%		
Carnival	10,983	487
Total Cruise Lines		487
Data Processing/Management — 0.2%		
Acxiom	2,680	68
Automatic Data Processing	4,440	206
Commvault Systems*	3,785	64
Fair Isaac	390	15
First Data	302	10
Total Data Processing/Management		363
Dental Supplies & Equipment — 0.1%		
Patterson*	745	27
Sirona Dental Systems*	2,400	85
Total Dental Supplies & Equipment		112
Diagnostic Equipment — 0.1%		
Gen-Probe*	1,390	88
Total Diagnostic Equipment		88

Description	Shares	Value (000)
Diagnostic Kits — 0.1%		
Inverness Medical Innovations*	2,400	$ 116
Total Diagnostic Kits		116
Dialysis Centers — 0.0%		
DaVita*	330	18
Dialysis Corp of America*	5,840	58
Total Dialysis Centers		76
Direct Marketing — 0.0%		
Valuevision Media, Cl A*	5,280	48
Total Direct Marketing		48
Distribution/Wholesale — 0.1%		
Bell Microproducts*	1,450	9
Fastenal	2,320	105
Owens & Minor	2,600	100
Total Distribution/Wholesale		214
Diversified Manufacturing Operations — 1.8%		
3M	6,400	569
Dover	6,980	356
General Electric	21,000	814
Honeywell International	9,721	559
Illinois Tool Works	11,746	647
Tyco International	7,286	344
Total Diversified Manufacturing Operations		3,289
Diversified Minerals — 0.2%		
Cia Vale do Rio Doce ADR	4,400	216
Oglebay Norton*	4,900	147
Total Diversified Minerals		363
Diversified Operations — 0.0%		
Resource America, Cl A	2,250	34
Walter Industries	1,690	42
Total Diversified Operations		76
Drug Delivery Systems — 0.1%		
Hospira*	2,500	97
Total Drug Delivery Systems		97
E-Commerce/Products — 0.1%		
Blue Nile*	700	53
Submarino GDR 144A	1,200	95
Total E-Commerce/Products		148
E-Commerce/Services — 0.1%		
Expedia*	1,473	39
Liberty Media - Interactive, Cl A*	2,345	49
Priceline.com*	880	56
Total E-Commerce/Services		144

Description	Shares	Value (000)
E-Services/Consulting — 0.1%		
GSI Commerce*	5,130	$ 114
Perficient*	5,267	104
Total E-Services/Consulting		218
Educational Software — 0.1%		
Blackboard*	1,690	75
SkillSoft ADR*	8,500	72
Total Educational Software		147
Electric Products-Miscellaneous — 0.2%		
Emerson Electric	8,048	379
Total Electric Products-Miscellaneous		379
Electric-Integrated — 1.5%		
Centerpoint Energy	20,400	336
CMS Energy	322	5
Dominion Resources	4,800	404
DTE Energy	6,800	315
Duke Energy	16,644	284
Edison International	4,052	214
Entergy	6,301	630
Otter Tail	2,800	83
Pike Electric*	4,000	79
PPL	7,300	344
TXU	213	14
Total Electric-Integrated		2,708
Electronic Components-Miscellaneous — 0.3%		
AU Optronics ADR	5,200	88
Celestica*	15,930	94
Flextronics International*	2,200	25
Hon Hai Precision GDR*	1,440	24
Hon Hai Precision GDR 144A	9,715	161
Tyco Electronics	3,664	131
Total Electronic Components-Miscellaneous		523
Electronic Components-Semiconductors — 1.9%		
Broadcom, Cl A*	22,495	738
DSP Group*	10,035	179
Ikanos Communications*	8,410	60
International Rectifier*	540	20
Intersil, Cl A	3,150	92
Microchip Technology	1,660	60
Micron Technology*	1,670	20
Microsemi*	4,250	99
Netlogic Microsystems*	2,315	70
NVIDIA*	31,710	1,451
QLogic*	2,195	29
Samsung Electronics GDR 144A	990	326
Semtech*	1,095	18
Silicon Laboratories*	1,050	37

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Electronic Components-Semiconductors — continued		
SiRF Technology Holdings*	3,150	$ 74
Texas Instruments	2,916	103
Volterra Semiconductor*	2,280	26
Zoran*	2,050	39
Total Electronic Components-Semiconductors		3,441
Electronic Design Automation — 0.1%		
Comtech Group*	4,855	69
Magma Design Automation*	3,210	47
Synplicity*	12,420	87
Total Electronic Design Automation		203
Electronic Forms — 0.4%		
Adobe Systems*	18,295	737
Total Electronic Forms		737
Electronic Measuring Instruments — 0.2%		
Agilent Technologies*	7,400	282
Itron*	1,280	102
Total Electronic Measuring Instruments		384
Electronic Parts Distribution — 0.1%		
Arrow Electronics*	5,700	218
Total Electronic Parts Distribution		218
Electronic Security Devices — 0.0%		
Taser International*	2,995	46
Total Electronic Security Devices		46
Electronics-Military — 0.2%		
EDO	2,250	74
L-3 Communications Holdings	2,900	283
Total Electronics-Military		357
Energy-Alternate Sources — 0.1%		
Covanta Holding*	8,700	198
Evergreen Solar*	3,870	32
Total Energy-Alternate Sources		230
Engineering/R&D Services — 0.5%		
Fluor	2,039	236
McDermott International*	7,360	610
Shaw Group*	2,500	133
Total Engineering/R&D Services		979
Engines-Internal Combustion — 0.3%		
Cummins	5,235	621
Total Engines-Internal Combustion		621

Description	Shares	Value (000)
Enterprise Software/Services — 0.9%		
BMC Software*	11,400	$ 328
Concur Technologies*	2,014	48
Informatica*	3,300	46
Lawson Software*	7,170	68
Open Text*	3,850	72
Oracle*	31,095	595
PROS Holdings*	2,900	36
Sybase*	10,900	259
Taleo, Cl A*	1,448	31
Ultimate Software Group*	2,325	63
Total Enterprise Software/Services		1,546
Entertainment Software — 0.2%		
Activision*	7,402	127
Electronic Arts*	1,400	68
THQ*	2,485	71
Total Entertainment Software		266
Environmental Consulting & Engineering — 0.1%		
Tetra Tech*	4,900	103
Total Environmental Consulting & Engineering		103
Fiduciary Banks — 0.4%		
Bank of New York Mellon	9,973	425
Northern Trust	5,000	312
Total Fiduciary Banks		737
Filtration/Separation Products — 0.2%		
Clarcor	4,200	146
Pall	5,800	241
Total Filtration/Separation Products		387
Finance-Consumer Loans — 0.4%		
Encore Capital Group*	4,680	48
First Marblehead	1,825	60
Nelnet, Cl A	3,320	58
SLM	11,558	568
Total Finance-Consumer Loans		734
Finance-Credit Card — 0.2%		
American Express	5,000	293
Discover Financial Services*	2,719	62
Total Finance-Credit Card		355
Finance-Investment Banker/Broker — 1.1%		
Bear Stearns	2,100	255
Citigroup	13,214	615
Cowen*	3,100	44
Greenhill	505	29

Description	Shares	Value (000)
Finance-Investment Banker/Broker — continued		
JPMorgan Chase	15,655	$ 689
KBW*	300	8
MF Global*	800	20
Morgan Stanley	5,129	328
optionsXpress Holdings	2,120	53
Total Finance-Investment Banker/Broker		2,041
Finance-Mortgage Loan/Banker — 0.0%		
Fannie Mae	307	18
Total Finance-Mortgage Loan/Banker		18
Finance-Other Services — 0.2%		
Asset Acceptance Capital	10,580	147
GFI Group*	745	56
NASDAQ Stock Market*	3,100	95
Total Finance-Other Services		298
Financial Guarantee Insurance — 0.1%		
AMBAC Financial Group	780	53
MGIC Investment	3,579	138
Total Financial Guarantee Insurance		191
Food-Dairy Products — 0.1%		
Dean Foods	4,400	127
Wimm-Bill-Dann Foods ADR	1,450	136
Total Food-Dairy Products		263
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	10,249	218
Total Food-Meat Products		218
Food-Miscellaneous/Diversified — 0.4%		
Kraft Foods, Cl A	8,940	293
Sara Lee	19,700	312
SunOpta*	3,850	43
Total Food-Miscellaneous/Diversified		648
Food-Retail — 0.1%		
Great Atlantic & Pacific Tea	3,300	96
X5 Retail Group GDR*	3,450	107
Total Food-Retail		203
Food-Wholesale/Distribution — 0.0%		
United Natural Foods*	2,090	57
Total Food-Wholesale/Distribution		57
Footwear & Related Apparel — 0.0%		
Heelys*	2,050	45
Skechers U.S.A., Cl A*	1,490	31
Total Footwear & Related Apparel		76

Description	Shares	Value (000)
Forestry — 0.1%		
Plum Creek Timber	6,100	$ 237
Total Forestry		237
Gambling (Non-Hotel) — 0.1%		
Pinnacle Entertainment*	5,226	138
Total Gambling (Non-Hotel)		138
Gas-Distribution — 0.0%		
WGL Holdings	820	25
Total Gas-Distribution		25
Golf — 0.0%		
Callaway Golf	910	15
Total Golf		15
Hazardous Waste Disposal — 0.1%		
Stericycle*	3,730	179
Total Hazardous Waste Disposal		179
Health Care Cost Containment — 0.2%		
Hooper Holmes*	3,520	9
Mckesson	6,536	378
Total Health Care Cost Containment		387
Hospital Beds/Equipment — 0.1%		
Kinetic Concepts*	4,300	264
Total Hospital Beds/Equipment		264
Hotels & Motels — 0.1%		
Hilton Hotels	1,408	62
Lodgian*	3,030	39
Marriott International, Cl A	2,839	118
Wyndham Worldwide	1,220	41
Total Hotels & Motels		260
Human Resources — 0.4%		
Hewitt Associates, Cl A*	12,360	370
Hudson Highland Group*	2,770	46
Kenexa*	1,296	46
Manpower	2,750	217
Monster Worldwide*	2,290	89
Total Human Resources		768
Import/Export — 0.0%		
Castle Brands*	3,036	15
Total Import/Export		15

Description	Shares	Value (000)
Independent Power Producer — 0.0%		
Calpine*	4,040	$ 11
Mirant*	290	11
Reliant Energy*	925	24
Total Independent Power Producer		46
Industrial Audio & Video Products — 0.0%		
SRS Labs*	4,155	48
Total Industrial Audio & Video Products		48
Industrial Automation/Robot — 0.2%		
Cognex	1,545	32
Intermec*	4,800	123
Rockwell Automation	2,400	168
Total Industrial Automation/Robot		323
Industrial Gases — 0.7%		
Air Products & Chemicals	230	20
Praxair	16,035	1,228
Total Industrial Gases		1,248
Instruments-Controls — 0.1%		
Watts Water Technologies, Cl A	2,500	87
Total Instruments-Controls		87
Instruments-Scientific — 0.2%		
PerkinElmer	13,100	365
Total Instruments-Scientific		365
Insurance Brokers — 0.1%		
Marsh & McLennan	8,600	237
Total Insurance Brokers		237
Internet Application Software — 0.1%		
Cryptologic	1,380	29
DealerTrack Holdings*	4,193	151
Interwoven*	3,700	52
Vocus*	1,177	33
Total Internet Application Software		265
Internet Financial Services — 0.1%		
Authorize.net Holdings*	4,405	76
Online Resources*	6,810	75
Total Internet Financial Services		151
Internet Infrastructure Software — 0.2%		
Akamai Technologies*	1,320	45
F5 Networks*	1,520	132
Opsware*	6,333	89
Radvision Limited*	1,540	26
Total Internet Infrastructure Software		292

Description	Shares	Value (000)
Internet Security — 0.1%		
Checkfree*	955	$ 35
Ipass*	2,150	10
Symantec*	11,210	216
VeriSign*	66	2
Total Internet Security		263
Investment Management/Advisory Services — 0.4%		
Affiliated Managers Group*	1,365	154
Franklin Resources	3,380	431
Legg Mason	1,070	96
Total Investment Management/Advisory Services		681
Lasers-Systems/Components — 0.1%		
Electro Scientific Industries*	3,660	80
Newport*	4,700	62
Total Lasers-Systems/Components		142
Life/Health Insurance — 0.2%		
Cigna	6,600	341
Total Life/Health Insurance		341
Linen Supply & Related Items — 0.0%		
Cintas	955	35
Total Linen Supply & Related Items		35
Machine Tools & Related Products — 0.2%		
Kennametal	4,900	376
Total Machine Tools & Related Products		376
Machinery-Construction & Mining — 0.6%		
Bucyrus International, Cl A	1,100	70
Caterpillar	9,345	736
Terex*	2,500	216
Total Machinery-Construction & Mining		1,022
Machinery-Electrical — 0.1%		
Baldor Electric	1,650	75
Franklin Electric	2,450	114
Total Machinery-Electrical		189
Machinery-General Industry — 0.2%		
Manitowoc	1,880	146
Wabtec	3,700	151
Total Machinery-General Industry		297
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	270	10
Total Machinery-Print Trade		10

Description	Shares	Value (000)
Medical Imaging Systems — 0.0%		
IRIS International*	2,148	$ 34
Total Medical Imaging Systems		34
Medical Information Systems — 0.4%		
Cerner*	12,215	646
IMS Health	1,555	43
Total Medical Information Systems		689
Medical Instruments — 0.4%		
Abaxis*	2,093	38
Cambridge Heart*	3,980	15
Conceptus*	5,921	96
Medtronic	5,580	283
Micrus Endovascular*	2,067	49
Natus Medical*	7,090	108
St. Jude Medical*	815	35
Symmetry Medical*	6,280	94
Total Medical Instruments		718
Medical Labs & Testing Services — 0.2%		
Covance*	1,120	79
Laboratory Corp of America Holdings*	3,000	222
Total Medical Labs & Testing Services		301
Medical Products — 0.6%		
Baxter International	9,312	490
Covidien	4,544	186
Henry Schein*	2,370	129
Orthofix International*	1,270	55
PSS World Medical*	6,200	107
Syneron Medical*	1,610	38
Vital Signs	1,300	67
Total Medical Products		1,072
Medical-Biomedical/Genetic — 0.7%		
Cambrex	2,250	31
Celgene*	2,240	136
Genzyme*	10,560	666
Integra LifeSciences Holdings*	2,150	107
Invitrogen*	535	38
Keryx Biopharmaceuticals*	4,830	42
Lifecell*	2,955	91
Martek Biosciences*	2,670	68
Orchid Cellmark*	2,470	12
PDL BioPharma*	2,986	70
Total Medical-Biomedical/Genetic		1,261
Medical-Drugs — 2.3%		
Angiotech Pharmaceuticals*	24,405	169
Aspreva Pharmaceuticals*	2,680	46
Axcan Pharma*	4,400	81

Description	Shares	Value (000)
Medical-Drugs — continued		
Bristol-Myers Squibb	19,059	$ 542
Cephalon*	7,295	548
Indevus Pharmaceuticals*	6,205	44
Medicis Pharmaceutical, Cl A	1,220	35
Pfizer	41,778	982
Santarus*	9,495	46
Schering-Plough	33,610	959
Valeant Pharmaceuticals International	3,980	62
Wyeth	13,126	637
Total Medical-Drugs		4,151
Medical-Generic Drugs — 0.0%		
Perrigo	2,890	54
Total Medical-Generic Drugs		54
Medical-HMO — 0.4%		
Humana*	1,277	82
WellPoint*	9,256	695
Total Medical-HMO		777
Medical-Hospitals — 0.1%		
Universal Health Services, Cl B	4,400	231
Total Medical-Hospitals		231
Medical-Nursing Homes — 0.1%		
Assisted Living Concepts, Cl A*	7,200	65
Skilled Healthcare Group, Cl A*	2,690	37
Total Medical-Nursing Homes		102
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	1,865	66
Radiation Therapy Services*	4,980	141
Total Medical-Outpatient/Home Medical		207
Medical-Wholesale Drug Distributors — 0.4%		
AmerisourceBergen	5,200	245
Cardinal Health	5,854	385
Total Medical-Wholesale Drug Distributors		630
Metal Processors & Fabricators — 0.8%		
CIRCOR International	2,300	92
Commercial Metals	7,000	216
Haynes International*	2,070	186
Ladish*	4,589	222
Precision Castparts	1,860	255
Sterlite Industries ADR*	23,925	389
Total Metal Processors & Fabricators		1,360
Metal Products-Distributors — 0.1%		
AM Castle	4,300	142
Total Metal Products-Distributors		142

Schedule of Investments

As of July 31, 2007

Description	Shares	Value (000)
Metal-Aluminum — 0.1%		
Alcoa	2,580	$ 99
Total Metal-Aluminum		99
Metal-Copper — 0.0%		
Taseko Mines*	8,200	39
Total Metal-Copper		39
Miscellaneous Manufacturing — 0.0%		
Trimas*	6,180	73
Total Miscellaneous Manufacturing		73
Motion Pictures & Services — 0.0%		
Macrovision*	900	21
Total Motion Pictures & Services		21
Multi-Line Insurance — 1.7%		
ACE	35	2
Allstate	7,725	411
American International Group	8,500	545
Cincinnati Financial	7,800	306
Hartford Financial Services Group	8,751	804
Loews	8,401	398
XL Capital, Cl A	7,363	573
Total Multi-Line Insurance		3,039
Multimedia — 0.1%		
Entravision Communications, Cl A*	2,580	24
Gemstar-TV Guide International*	8,400	48
Walt Disney	820	27
Total Multimedia		99
Networking Products — 1.0%		
Anixter International*	1,300	108
Atheros Communications*	1,540	43
Cisco Systems*	46,945	1,357
Foundry Networks*	1,030	18
Juniper Networks*	4,420	132
Switch & Data Facilities*	3,959	63
Total Networking Products		1,721
Non-Ferrous Metals — 0.3%		
Cameco	14,805	604
Total Non-Ferrous Metals		604
Non-Hazardous Waste Disposal — 0.3%		
Allied Waste Industries*	20,795	268
Waste Management	4,600	175
Total Non-Hazardous Waste Disposal		443

Description	Shares	Value (000)
Office Automation & Equipment — 0.1%		
Pitney Bowes	2,385	$ 110
Total Office Automation & Equipment		110
Office Supplies & Forms — 0.2%		
Avery Dennison	4,300	264
Total Office Supplies & Forms		264
Oil & Gas Drilling — 0.2%		
Atlas America	3,075	149
Diamond Offshore Drilling	1,160	120
Patterson-UTI Energy	4,170	95
Pride International*	1,070	38
Rowan	650	27
Total Oil & Gas Drilling		429
Oil Companies-Exploration & Production — 1.8%		
Arena Resources*	1,040	57
ATP Oil & Gas*	1,550	70
Cabot Oil & Gas	2,700	92
Denbury Resources*	1,810	72
EnCana	4,800	293
Forest Oil*	2,600	105
Gazprom ADR	2,250	96
Goodrich Petroleum*	2,300	69
Harvest Natural Resources*	8,030	90
Murphy Oil	2,100	130
Newfield Exploration*	4,700	226
NovaTek GDR*	600	32
Occidental Petroleum	13,274	753
Parallel Petroleum*	2,450	50
PetroHawk Energy*	6,200	93
Southwestern Energy*	18,870	767
Stone Energy*	2,310	75
Ultra Petroleum*	1,370	76
Total Oil Companies-Exploration & Production		3,146
Oil Companies-Integrated — 1.7%		
BP ADR*	3,100	215
Chevron	2,999	256
ConocoPhillips	9,847	796
Exxon Mobil	8,848	753
Hess	3,550	217
LUKOIL ADR	1,500	121
Marathon Oil	5,469	302
Petroleo Brasileiro ADR	5,600	364
Total Oil Companies-Integrated		3,024

Description	Shares	Value (000)
Oil Field Machinery & Equipment — 0.3%		
Dresser-Rand Group*	2,655	$ 98
Grant Prideco*	2,210	124
National Oilwell Varco*	1,840	221
T-3 Energy Services*	1,990	69
Total Oil Field Machinery & Equipment		512
Oil Refining & Marketing — 0.1%		
Tesoro	3,700	184
Total Oil Refining & Marketing		184
Oil-Field Services — 1.3%		
Hanover Compressor*	2,045	49
Helix Energy Solutions Group*	5,040	196
Hercules Offshore*	2,850	86
Key Energy Services*	5,100	78
North American Energy Partners*	4,400	76
Oceaneering International*	1,900	107
Schlumberger	11,765	1,114
Superior Energy Services*	3,350	135
Tetra Technologies*	3,200	89
W-H Energy Services*	3,420	219
Willbros Group*	2,200	69
Total Oil-Field Services		2,218
Paper & Related Products — 0.3%		
Abitibi-Consolidated	65,175	154
Bowater	2,740	54
Domtar*	20,325	193
MeadWestvaco	1,400	46
Neenah Paper	1,315	51
Smurfit-Stone Container*	2,680	32
Total Paper & Related Products		530
Pharmacy Services — 0.2%		
Medco Health Solutions*	3,721	302
Omnicare	1,400	47
Total Pharmacy Services		349
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	4,000	216
Total Physical Practice Management		216
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	4,350	148
Total Physical Therapy/Rehabilitation Centers		148

Description	Shares	Value (000)
Pipelines — 0.6%		
El Paso	20,740	$ 345
Oneok	3,300	167
Questar	3,200	165
Spectra Energy*	12,872	328
Total Pipelines		1,005
Platinum — 0.0%		
Stillwater Mining*	2,140	19
Total Platinum		19
Power Conversion/Supply Equipment — 0.1%		
Delta Electronics GDR	5,271	104
Total Power Conversion/Supply Equipment		104
Printing-Commercial — 0.2%		
RR Donnelley & Sons	7,355	311
Total Printing-Commercial		311
Private Corrections — 0.1%		
Geo Group*	5,540	153
Total Private Corrections		153
Property/Casualty Insurance — 0.6%		
Arch Capital Group*	4,800	334
Safeco	4,950	290
Travelers	3,930	200
WR Berkley	8,850	260
Total Property/Casualty Insurance		1,084
Publishing-Books — 0.1%		
Courier	2,200	83
Scholastic*	210	7
Total Publishing-Books		90
Publishing-Newspapers — 0.1%		
Gannett	4,321	216
Total Publishing-Newspapers		216
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	6,590	72
Total Publishing-Periodicals		72
Quarrying — 0.0%		
Vulcan Materials	69	7
Total Quarrying		7
Radio — 0.1%		
Radio One, Cl D*	9,290	57
XM Satellite Radio Holdings, Cl A*	3,230	37
Total Radio		94

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Real Estate Management/Services — 0.2%		
CB Richard Ellis Group, Cl A*	7,922	$ 277
Total Real Estate Management/Services		277
Real Estate Operation/Development — 0.2%		
Brookfield Properties	13,055	295
Total Real Estate Operation/Development		295
Recreational Centers — 0.0%		
Town Sports*	3,800	65
Total Recreational Centers		65
Reinsurance — 0.9%		
Allied World Assurance Holdings	720	34
Aspen Insurance Holdings	5,905	144
Berkshire Hathaway, Cl B*	88	317
Endurance Specialty Holdings	1,350	50
Everest Re Group	350	34
Montpelier Re Holdings	7,885	125
PartnerRe	5,050	359
Platinum Underwriters Holdings	2,260	75
RenaissanceRe Holdings	5,400	311
Validus Holdings*	4,290	97
Total Reinsurance		1,546
REITs-Apartments — 1.2%		
Archstone-Smith Trust	7,893	453
AvalonBay Communities	4,976	537
BRE Properties	4,227	214
Camden Property Trust	4,007	220
Equity Residential	10,000	398
GMH Communities Trust	10,317	87
UDR	7,917	183
Total REITs-Apartments		2,092
REITs-Diversified — 0.7%		
Colonial Properties Trust	6,328	219
Digital Realty Trust	5,897	195
PS Business Parks	1,073	55
Vornado Realty Trust	7,387	791
Total REITs-Diversified		1,260
REITs-Hotels — 0.6%		
Ashford Hospitality Trust	3,220	33
DiamondRock Hospitality	7,770	131
Host Hotels & Resorts	24,077	508
LaSalle Hotel Properties	6,474	259
Strategic Hotels & Resorts	1,439	31
Total REITs-Hotels		962
REITs-Manufactured Homes — 0.1%		
Equity Lifestyle Properties	2,616	119
Total REITs-Manufactured Homes		119

Description	Shares	Value (000)
REITs-Mortgage — 0.1%		
Annaly Capital Management	2,160	$ 31
CapitalSource	1,180	23
MFA Mortgage Investments	5,560	39
Total REITs-Mortgage		93
REITs-Office Property — 1.0%		
Alexandria Real Estate Equities	656	57
American Financial Realty Trust	5,170	45
BioMed Realty Trust	8,151	178
Boston Properties	7,092	670
Corporate Office Properties	7,330	276
Kilroy Realty	1,563	101
SL Green Realty	3,313	402
Total REITs-Office Property		1,729
REITs-Regional Malls — 1.1%		
General Growth Properties	9,587	460
Simon Property Group	12,365	1,070
Taubman Centers	6,522	314
Total REITs-Regional Malls		1,844
REITs-Shopping Centers — 0.8%		
Acadia Realty Trust	3,487	80
Developers Diversified Realty	1,341	64
Federal Realty Investment Trust	3,382	254
Kimco Realty	9,878	369
Kite Realty Group Trust	6,321	101
Regency Centers	5,562	361
Tanger Factory Outlet Centers	3,084	103
Total REITs-Shopping Centers		1,332
REITs-Storage — 0.3%		
Public Storage	7,316	513
Total REITs-Storage		513
REITs-Warehouse/Industrial — 0.5%		
AMB Property	6,512	347
Prologis	9,924	565
Total REITs-Warehouse/Industrial		912
Rental Auto/Equipment — 0.1%		
Avis Budget Group*	420	11
H&E Equipment Services*	6,080	165
RSC Holdings*	2,470	52
Total Rental Auto/Equipment		228
Retail-Apparel/Shoe — 0.6%		
Abercrombie & Fitch, Cl A	6,110	427
Aeropostale*	2,540	97
AnnTaylor Stores*	2,400	76
Childrens Place Retail Stores*	1,900	65
Footstar	5,340	24

Description	Shares	Value (000)
Retail-Apparel/Shoe — continued		
Kenneth Cole Productions, Cl A	2,650	$ 56
Men's Wearhouse	4,900	242
Syms*	3,820	56
Total Retail-Apparel/Shoe		1,043
Retail-Automobile — 0.0%		
Group 1 Automotive	2,030	76
Total Retail-Automobile		76
Retail-Building Products — 0.1%		
Home Depot	5,000	186
Total Retail-Building Products		186
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	5,470	221
Total Retail-Computer Equipment		221
Retail-Consumer Electronics — 0.0%		
Best Buy	49	2
Total Retail-Consumer Electronics		2
Retail-Discount — 0.0%		
Citi Trends*	1,580	52
Wal-Mart Stores	740	34
Total Retail-Discount		86
Retail-Drug Store — 0.9%		
CVS Caremark	28,251	994
Rite Aid*	42,200	232
Walgreen	8,070	357
Total Retail-Drug Store		1,583
Retail-Jewelry — 0.1%		
Movado Group	3,250	92
Total Retail-Jewelry		92
Retail-Major Department Store — 0.3%		
JC Penney	8,740	595
Total Retail-Major Department Store		595
Retail-Office Supplies — 0.1%		
Office Depot*	6,813	170
Total Retail-Office Supplies		170
Retail-Pet Food & Supplies — 0.1%		
PetSmart	4,290	139
Total Retail-Pet Food & Supplies		139
Retail-Propane Distribution — 0.1%		
Star Gas Partners LP*	36,530	146
Total Retail-Propane Distribution		146

Description	Shares	Value (000)
Retail-Regional Department Store — 0.1%		
Dillard's, Cl A	7,000	$ 209
Kohl's*	32	2
Total Retail-Regional Department Store		211
Retail-Restaurants — 0.3%		
BJ's Restaurants*	1,350	27
Cheesecake Factory*	1,255	31
Starbucks*	16,455	439
Total Retail-Restaurants		497
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	1,370	77
Zumiez*	1,470	54
Total Retail-Sporting Goods		131
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	4,155	18
Total Retail-Video Rental		18
Retirement/Aged Care — 0.0%		
Emeritus*	1,800	44
Total Retirement/Aged Care		44
S&L/Thrifts-Central US — 0.0%		
Citizens First Bancorp	1,700	32
Franklin Bank*	2,600	28
Total S&L/Thrifts-Central US		60
S&L/Thrifts-Eastern US — 0.3%		
Brookline Bancorp	8,280	85
Clifton Savings Bancorp	6,300	63
Dime Community Bancshares	6,550	73
Flushing Financial	5,100	76
Investors Bancorp*	5,500	66
KNBT Bancorp	3,700	49
NewAlliance Bancshares	5,200	70
Provident New York Bancorp	8,250	113
Total S&L/Thrifts-Eastern US		595
S&L/Thrifts-Southern US — 0.0%		
BankUnited Financial, Cl A	3,450	58
Total S&L/Thrifts-Southern US		58
S&L/Thrifts-Western US — 0.4%		
PFF Bancorp	3,400	57
Provident Financial Holdings	2,550	49
Washington Federal	14,425	325
Washington Mutual	4,876	183
Total S&L/Thrifts-Western US		614

Description	Shares	Value (000)
Schools — 0.2%		
Capella Education*	1,885	$ 84
ITT Educational Services*	1,110	117
Learning Tree International*	6,320	84
Strayer Education	715	109
Total Schools		394
Semiconductor Components-Integrated Circuits — 0.7%		
Cirrus Logic*	8,900	65
Cypress Semiconductor*	5,350	134
Integrated Device Technology*	5,600	91
Maxim Integrated Products	25,885	820
Powertech Technology GDR	18,200	172
Total Semiconductor Components-Integrated Circuits		1,282
Semiconductor Equipment — 0.1%		
Brooks Automation*	2,580	45
Cabot Microelectronics*	750	32
Tessera Technologies*	2,240	92
Ultratech*	3,750	47
Total Semiconductor Equipment		216
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	2,990	29
Total Specified Purpose Acquisition		29
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	1,830	26
TMK GDR	1,400	56
TMK GDR 144A	2,000	80
Total Steel Pipe & Tube		162
Steel-Producers — 0.3%		
Nucor	3,383	170
Olympic Steel	1,100	29
United States Steel	2,834	278
Total Steel-Producers		477
Steel-Specialty — 0.4%		
Allegheny Technologies	7,060	741
Total Steel-Specialty		741
Super-Regional Banks-US — 1.1%		
Bank of America	13,679	648
Capital One Financial	12,309	871
Wells Fargo	11,746	397
Total Super-Regional Banks-US		1,916
Telecommunications Equipment — 0.2%		
CommScope*	854	47
Comtech Telecommunications*	2,100	91
OpNext*	3,032	37

Description	Shares	Value (000)
Telecommunications Equipment — continued		
Plantronics	3,455	$ 97
Tollgrade Communications*	4,770	49
Total Telecommunications Equipment		321
Telecommunications Equipment-Fiber Optics — 0.0%		
JDS Uniphase*	2,080	30
Total Telecommunications Equipment-Fiber Optics		30
Telecommunications Services — 0.6%		
Amdocs*	6,360	230
Cbeyond*	1,074	38
Embarq	4,400	272
MasTec*	5,490	75
Orbcomm*	5,536	85
RCN*	3,880	69
Time Warner Telecom, Cl A*	11,280	221
Total Telecommunications Services		990
Telephone-Integrated — 1.2%		
AT&T	26,850	1,052
General Communication, Cl A*	6,600	76
IDT, Cl B*	5,550	55
Level 3 Communications*	7,890	41
Verizon Communications	18,867	804
Total Telephone-Integrated		2,028
Television — 0.0%		
Sinclair Broadcast Group, Cl A	2,595	34
Total Television		34
Textile-Home Furnishings — 0.1%		
Mohawk Industries*	2,600	234
Total Textile-Home Furnishings		234
Therapeutics — 0.6%		
Gilead Sciences*	23,175	863
ImClone Systems*	1,000	33
Medicines*	3,715	59
Theravance*	2,285	61
Warner Chilcott, Cl A*	2,015	36
Total Therapeutics		1,052
Tobacco — 1.1%		
Altria Group	11,863	788
Imperial Tobacco Group ADR	9,201	807
UST	7,456	399
Total Tobacco		1,994
Tools-Hand Held — 0.3%		
Stanley Works	8,756	484
Total Tools-Hand Held		484

Description	Shares	Value (000)
Transactional Software — 0.1%		
Innerworkings*	5,642	$ 75
VeriFone Holdings*	1,780	65
Total Transactional Software		140
Transport-Air Freight — 0.0%		
ABX Air*	4,550	33
Total Transport-Air Freight		33
Transport-Equipment & Leasing — 0.1%		
GATX	1,240	56
Genesis Lease ADR*	3,330	86
Greenbrier	600	20
Total Transport-Equipment & Leasing		162
Transport-Marine — 0.1%		
Overseas Shipholding Group	2,600	202
Total Transport-Marine		202
Transport-Rail — 0.5%		
Burlington Northern Santa Fe	5,311	436
Canadian Pacific Railway	3,800	281
CSX	4,741	225
Union Pacific	17	2
Total Transport-Rail		944
Transport-Services — 0.1%		
FedEx	613	68
Ryder System	280	15
UTI Worldwide	3,210	81
Total Transport-Services		164
Transport-Truck — 0.1%		
Forward Air	2,200	75
Heartland Express	3,950	59
Total Transport-Truck		134
Veterinary Diagnostics — 0.0%		
VCA Antech*	1,960	77
Total Veterinary Diagnostics		77
Vitamins & Nutrition Products — 0.1%		
Herbalife	4,650	191
Total Vitamins & Nutrition Products		191
Water — 0.1%		
Consolidated Water	3,050	88
Total Water		88
Web Hosting/Design — 0.1%		
Equinix*	2,305	200
Total Web Hosting/Design		200

Description	Shares	Value (000)
Web Portals/ISP — 0.9%		
Gigamedia*	11,699	$ 126
Google, Cl A*	2,548	1,299
Trizetto Group*	5,100	82
Total Web Portals/ISP		1,507
Wireless Equipment — 1.4%		
American Tower, Cl A*	28,890	1,203
Nokia ADR	15,936	456
Novatel Wireless*	3,842	83
Qualcomm	13,705	571
RF Micro Devices*	10,800	75
Total Wireless Equipment		2,388
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	1,507	26
Total Wound, Burn & Skin Care		26
Total Common Stock (Cost $118,711)		**128,956**
Foreign Common Stock — 24.2%		
Australia — 1.7%		
BHP Billiton	35,954	1,144
BlueScope Steel	340	3
Caltex Australia	5,091	107
Centennial Coal	8,233	23
Coles Group	1,147	14
Commander Communications	3,400	3
Leighton Holdings	11,660	383
Minara Resources	8,356	44
Perilya	5,984	24
Qantas Airways	139,281	675
Sally Malay Mining*	6,151	19
Santos	3,846	43
Straits Resources	5,607	20
Tattersall's	91,029	377
Telstra	6,848	27
WorleyParsons	4,683	134
Zinifex	2,204	36
Total Australia		3,076
Austria — 0.2%		
Andritz	1,200	81
Voestalpine	4,262	355
Total Austria		436
Belgium — 1.0%		
Belgacom	3,536	143
Delhaize Group	5,415	504
Dexia	1,429	41
Euronav	40	1
Fortis	25,042	987
KBC Groep	735	96
Total Belgium		1,772

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Brazil — 0.3%		
Banco do Brasil	7,200	$ 114
Gafisa	8,600	136
Kroton Educacional*	4,350	99
Localiza Rent A Car	8,200	84
Porto Seguro	2,800	107
Total Brazil		540
Canada — 0.2%		
Canadian Imperial Bank of Commerce	3,400	295
Methanex	600	15
Petro-Canada	200	11
Sherritt International	3,700	56
Total Canada		377
China — 0.1%		
Industrial & Commercial Bank of China, Cl H	208,000	126
Sino Techfibre	24,000	25
Total China		151
Denmark — 0.1%		
Jyske Bank	800	63
Norden	1,640	137
Topdanmark	300	51
Total Denmark		251
Finland — 0.4%		
Metso	3,469	220
Outokumpu	13,272	411
Rautaruukki	600	39
Total Finland		670
France — 2.6%		
BNP Paribas	11,587	1,273
Bouygues	5,801	465
Business Objects*	3,169	143
Cap Gemini	5,095	335
CNP Assurances	1,154	151
Societe Generale	6,407	1,101
Total	3,909	308
Vivendi	20,545	872
Total France		4,648
Germany — 2.6%		
Allianz SE	2,547	542
Deutsche Bank	61	8
Deutsche Lufthansa	13,560	380
E.ON	5,081	800
MAN	6,297	910
Norddeutsche Affinerie	2,784	120
Salzgitter	3,242	659

Description	Shares	Value (000)
Germany — continued		
ThyssenKrupp	18,351	$ 1,015
United Internet*	4,130	73
Volkswagen	268	48
Total Germany		4,555
Hong Kong — 0.5%		
China Everbright International	265,000	104
China Mobile	11,500	132
China Resources Enterprise	38,000	150
CNOOC	98,000	117
Kingdee International Software Group	104,000	103
Orient Overseas International	11,000	131
RC Group Holdings	6,260	11
Vtech Holdings	8,155	72
Total Hong Kong		820
Indonesia — 0.3%		
Astra International	51,000	102
Bank Niaga	959,000	95
Bank Rakyat Indonesia	160,000	107
Ciputra Development*	882,000	86
Ramayana Lestari Sentosa	976,000	102
Total Indonesia		492
Italy — 1.1%		
Enel	38,656	399
ENI	39,342	1,377
Fiat	9,391	276
Total Italy		2,052
Japan — 4.4%		
ABILIT	5,000	20
Alpine Electronics	3,200	50
Aozora Bank	30,000	110
Asahi Pretec	700	22
Brother Industries	13,000	187
Canon	9,600	507
Central Japan Railway	60	621
Cosmo Oil	73,000	415
Cosmos Initia	2,000	11
Eizo Nanao	100	3
Fujitsu General*	4,000	13
Hudson Soft*	1,300	18
JFE Holdings	8,700	597
JFE Shoji Holdings	10,000	75
KDDI	36	239
Kobayashi Pharmaceutical	900	31
Kohnan Shoji	900	12
Kyoei Steel	900	25
Leopalace21	4,300	136
Mandom	500	12

Description	Shares	Value (000)
Japan — continued		
Marubeni	51,000	$ 489
Mitsubishi UFJ Lease & Finance	1,900	84
Mori Seiki	3,300	108
Morinaga Milk Industry*	4,000	16
Nikon	1,000	32
Nippon Mining Holdings	33,500	337
Nippon Oil	34,000	303
Nippon Steel	600	5
Nissan Shatai	3,000	19
Nisshin Oillio Group	3,000	16
Nisshin Steel	34,000	149
NTT Data	99	415
Pacific Management	55	83
Santen Pharmaceutical	425	10
Seiko Epson	3,600	105
Seiko Holdings	9,000	80
Shinsho	3,000	11
Sumco	20,100	1,032
Sumikin Bussan	3,000	13
Sumitomo	32,900	637
Sumitomo Metal Mining	9,000	218
Tokyo Leasing	1,100	14
Tokyo Tekko	3,000	16
Toyota Auto Body	900	15
Toyota Boshoku	5,600	145
Yamaha Motor	6,000	169
Yamato Kogyo	4,200	200
Yamazen	2,000	14
Total Japan		7,839
Malaysia — 0.2%		
Genting	36,800	84
SP Setia	45,000	111
WCT Engineering	61,333	116
Total Malaysia		311
Mexico — 0.1%		
GEO SA de CV, Ser B*	21,600	118
Total Mexico		118
Netherlands — 2.0%		
Aegon	717	13
Draka Holding	801	44
Heineken	6,520	413
Hunter Douglas	1,240	122
ING Groep	26,744	1,129
OCE	2,303	53
Royal Dutch Shell, Cl A	46,398	1,802
Total Netherlands		3,576

Description	Shares	Value (000)
New Zealand — 0.2%		
Air New Zealand	127,093	$ 257
Fletcher Building	4,676	44
Total New Zealand		301
Norway — 0.0%		
Cermaq	1,900	35
Total Norway		35
Philippines — 0.3%		
Ayala	17,760	205
Jollibee Foods	36,000	39
Union Bank of Philippines	100,900	134
Universal Robina	204,000	72
Total Philippines		450
Portugal — 0.0%		
Energias de Portugal*	3,700	21
Total Portugal		21
Russia — 0.4%		
Novatek GDR*	2,500	133
Pharmstandard*	1,900	115
Sberbank	64,000	256
Unified Energy System	96,000	131
Total Russia		635
Singapore — 0.7%		
Jardine Cycle & Carriage	17,000	178
Neptune Orient Lines	52,000	189
SembCorp Industries	17,000	63
Singapore Airlines*	42,000	531
Singapore Exchange	24,000	151
Singapore Petroleum	19,000	81
Singapore Telecommunications	29,450	67
Total Singapore		1,260
South Africa — 0.3%		
Anglo Platinum	550	76
MTN Group	10,650	150
Standard Bank Group	9,750	138
Truworths International	32,700	166
Total South Africa		530
South Korea — 0.3%		
Daegu Bank	7,000	137
Hynix Semiconductor*	2,400	97
Lotte Shopping	240	94
Osstem Implant*	2,400	99
SSCP*	4,400	135
Total South Korea		562

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Spain — 0.0%		
Acerinox	712	$ 19
Telefonica	1,508	35
Total Spain		54
Sweden — 0.5%		
Boliden	700	16
Electrolux, Cl B	7,943	199
Skandinaviska Enskilda Banken, Cl A	13,200	451
Volvo, Cl B	14,650	269
Total Sweden		935
Switzerland — 0.7%		
Forbo Holding	58	35
Georg Fischer	91	74
Swatch Group	427	129
Zurich Financial Services	3,363	980
Total Switzerland		1,218
Thailand — 0.2%		
CP Seven Eleven	441,000	156
Home Product Center	654,000	103
Kasikornbank	76,000	183
Total Thailand		442
United Kingdom — 2.8%		
3i Group	4,032	87
Antofagasta	44,560	649
Ashtead	15,545	45
AstraZeneca	8,394	434
Aviva	1,242	17
Barclays	14,959	210
BHP Billiton	1,296	38
British Airways*	64,610	515
British American Tobacco	1,922	62
BT Group	207,084	1,313
Centrica	2,641	19
CSR*	5,612	82
De La Rue	4,838	73
easyJet*	8,297	84
HBOS	8,912	174
Inchcape*	10,896	101
International Power	2,348	20
Kazakhmys	4,833	123
Kelda Group	923	16
Kingston Communications	15,448	24
Michael Page International	24,404	268
National Express Group	800	18
NETeller	4,431	6
Next	1,416	54
Northgate Info Solutions	7,621	12
Royal Bank of Scotland Group	30,357	361

Description	Shares	Value (000)
United Kingdom — continued		
Royal Dutch Shell, Cl B	2,384	$ 94
Sportingbet	5,491	6
SVG Capital	2,456	42
Tesco	258	2
Thus Group*	4,549	16
Total United Kingdom		4,965
Total Foreign Common Stock (Cost $36,783)		**43,092**
Foreign Preferred Stock — 0.2%		
Germany — 0.2%		
Porsche	255	463
Total Germany		463
Total Foreign Preferred Stock (Cost $288)		**463**
Investment Company — 0.3%		
Index Fund-Value-Mid Cap — 0.0%		
iShares Russell Midcap Value Index Fund	400	60
Total Index Fund-Value-Mid Cap		60
Index Fund-Growth-Small Cap — 0.1%		
iShares Russell 2000 Growth Index Fund	2,350	192
Total Index Fund-Growth-Small Cap		192
Index Fund-Value-Small Cap — 0.2%		
iShares S&P SmallCap 600 Value Index Fund	3,100	231
Total Index Fund-Value-Small Cap		231
Total Investment Company (Cost $496)		**483**
Warrants — 0.7%		
Asian Paints 144A, expires 06/15/09*	7,200	162
Bharat Heavy Electricals 144A, expires 05/12/08*	3,800	164
Grasim Industries 144A, expires 05/22/09*	1,450	106
Infosys Technology 144A, expires 08/21/09*	4,150	204
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	21,300	205
Nicholas Piramal India 144A, expires 10/26/09*	21,600	145
Taiwan Semiconductor 144A, expires 02/01/12*	210	—
TXC 144A, expires 01/27/12*	56,500	129
Tianjin Port 144A, expires 08/04/09*	116,000	95
Total Warrants (Cost $995)		**1,210**

Description	Shares	Value (000)
Money Market Fund — 2.5%		
Evergreen Select Money Market Fund, Institutional Class, 5.22% (C)	4,441,782	$ 4,442
Total Money Market Fund (Cost $4,442)		**4,442**
Total Investments — 100.3% (Cost $161,715)		178,646
Other Assets and Liabilities, Net — (0.3%)		(511)
Total Net Assets — 100.0%		**$ 178,135**

For descriptions of abbreviations and footnotes, please refer to page 131.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Analytic Investors, Inc.

Performance Highlights

- *For the one-year period ended July 31, 2007, the Old Mutual Analytic Defensive Equity Fund underperformed its benchmark, the S&P 500 Index. The Fund's Class A shares gained 9.99% at net asset value for the one-year period, while the S&P 500 Index returned 16.13%.*

- *The equity portion of the Fund's portfolio contributed positively to absolute and relative performance during the period.*

- *Options experienced losses over the period as a result of the strong equity market environment.*

- *Global asset allocation negatively impacted Fund performance during the period, primarily due to equities.*

- *Among the best performing stock holdings were long positions in Exxon Mobil, Hewlett-Packard and International Business Machines.*

- *Detracting from performance were a short position in Discovery, a long position in Archer-Daniels-Midland and a short position in Gentex.*

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended July 31, 2007, the Old Mutual Analytic Defensive Equity Fund (the "Fund") underperformed its benchmark, the S&P 500 Index. The Fund's Class A shares gained 9.99% at net asset value for the one-year period, while the S&P 500 Index returned 16.13%. Performance for all share classes can be found on page 92.

Q. What investment environment did the Fund face during the past year?

A. U.S. equities, aided by high levels of consumer confidence, posted strong performance during the period as demonstrated by the double-digit returns generated by the S&P 500 Index. Despite this solid performance, the equity market saw a sizable correction in February of 2007, after Asian markets lost significant value. The impact of higher interest rates and lower home prices weighed on the sub-prime mortgage market, which resumed its sell-off during the period. Finally, the Federal Reserve Board held rates steady at 5.25% for the eighth consecutive meeting, noting that a sustained moderation in inflation pressures had yet to be convincingly demonstrated.

Q. Which market factors influenced the Fund's relative performance?

A. The equity portion of the Fund's portfolio contributed positively to absolute and relative performance during the period. Investor behavior – the characteristics investors rewarded or penalized – was fairly consistent with that seen over recent years. As a result, Analytic Investors, Inc.'s ("Analytic") investment process was effective. The Fund benefited from long positions established based on certain valuation characteristics; such as sales to price, cash flow to price and predicted earnings to price; and growth characteristics such as projected earnings growth. In addition, companies with sensitivity to low quality debt performed well during the period. Short positions based on observed negative trends, such as individual stocks' trading volume and high dividend yields, also added value to Fund performance overall. Positions taken based on a company's price momentum and return on assets negatively impacted results during the period.

Options experienced losses over the period as a result of the strong equity market environment.

Global asset allocation negatively impacted Fund performance during the period, primarily due to equities. The equity portion of the global asset allocation component negatively impacted performance as inflation and economic competitiveness subtracted value during the year, whereas earnings momentum performed well. Currencies also detracted from performance over the period with the valuation factor posting a negative return, while interest differential and relative strength factors performed well.

Q. How did portfolio composition affect Fund performance?

A. Among the best performing stock holdings was a long position in Exxon Mobil, as the oil and natural gas company's stock rose steadily during the period primarily due to record earnings, but also due in part to a surprisingly rosy report on U.S. fuel supplies from the Energy Information Administration. Also contributing positively to performance was a long position in Hewlett-Packard, whose stock rose as the world's biggest personal computer maker delivered strong second-quarter results, reporting record cash flow from operations. Additionally, a long position in technology services firm, International Business Machines, helped performance as the company's stock soared after posting an increase in quarterly profits and raising its 2007 earnings forecast.

Detracting from performance was a short position in Discovery. The entertainment services company's stock soared after the announcement of a corporate overhaul that included buying out the 25% stake Cox Communications had in Discovery. Also detracting from performance was a long position in Archer-Daniels-Midland, as the ethanol producer's stock fell after analysts issued a gloomy forecast for the sector. Finally, a short position in Gentex detracted from performance as the auto accessory manufacturer's stock rallied after reporting a 12% increase in net income for the first quarter, due primarily to better-than-expected sales in Europe.

Q. What is the investment outlook for the U.S. large-cap stock market?

A. Analytic's investment process is based on the belief that investor preferences change, but change slowly over time. As a result, Analytic continues to emphasize stocks with above average earnings-per-share growth as these companies continue to outperform. In addition, Analytic continues to emphasize certain companies with attractive sales- and cash-flow-to-price ratios, while de-emphasizing companies with higher than average dividend yields. Finally, Analytic continues to favor companies with strong price momentum and avoid companies with higher than average trading volumes.

Top Ten Holdings as of July 31, 2007	
U.S. Treasury Bill, 4.863%, 12/13/07	5.0%
Exxon Mobil	4.5%
International Business Machines	3.0%
JPMorgan Chase	3.0%
Hewlett-Packard	2.6%
Chevron	2.6%
Tyco International	2.4%
Loews	1.9%
Boeing	1.7%
Bank of America	1.7%
As a % of Total Fund Investments*	28.4%

* Top Ten Holdings are all long positions.

Analytic Defensive Equity Fund

OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2007

	Inception Date	1 Year Return	Annualized 5 Year Return	Annualized 10 Year Return	Annualized Since Inception
Class A with load	03/31/05	3.64%	n/a	n/a	6.78%
Class A without load	03/31/05	9.99%	n/a	n/a	9.52%
Class C with load	03/31/05	8.24%	n/a	n/a	8.75%
Class C without load	03/31/05	9.24%	n/a	n/a	8.75%
Class Z	07/01/78	10.33%	11.69%	8.71%	10.73%[1]
Institutional Class	12/09/05 [2]	10.34%	n/a	n/a	7.68%
S&P 500 Index	07/01/78	16.13%	11.81%	5.98%	13.18%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 2.18% and 1.51%; 2.86% and 2.26%; 1.82% and 1.26%; 2.11% and 1.21%, respectively.

On December 9, 2005, Old Mutual Analytic Defensive Equity Fund (the "Fund") acquired substantially all the assets and liabilities of the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund (the "Predecessor Fund"). On June 24, 2002, the Predecessor Fund acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund, a series of UAM Funds, Inc. II. Substantially similar strategies and policies were used to manage each of the funds. The Fund's Class Z shares are the successor class of the Predecessor Fund's Institutional Class. The Fund's Institutional Class is new.

[1] Based on Predecessor Fund's inception date of July 1, 1978. Total return is annualized.

[2] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholder was December 16, 2005.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 1997 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other shares will vary due to differences in sales charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2007 — % of Total Fund Investments



Schedule of Investments

As of July 31, 2007

Description	Shares	Value (000)
Common Stock — 101.4%		
Advertising Agencies — 0.3%		
Interpublic Group*	298,629	$ 3,133
Total Advertising Agencies		3,133
Aerospace/Defense — 3.8%		
Boeing (D)	210,293	21,751
Lockheed Martin	6,530	643
Northrop Grumman	113,269	8,620
Raytheon	204,825	11,339
Total Aerospace/Defense		42,353
Aerospace/Defense-Equipment — 0.1%		
Goodrich	25,865	1,627
Total Aerospace/Defense-Equipment		1,627
Agricultural Operations — 1.3%		
Archer-Daniels-Midland (D)	426,538	14,332
Total Agricultural Operations		14,332
Airlines — 0.9%		
AMR*	59,133	1,459
Delta Air Lines*	482,347	8,596
Total Airlines		10,055
Apparel Manufacturers — 0.9%		
Hanesbrands*	307,449	9,534
Total Apparel Manufacturers		9,534
Appliances — 0.9%		
Whirlpool	93,961	9,594
Total Appliances		9,594
Auto-Cars/Light Trucks — 2.3%		
Ford Motor (D)	1,807,605	15,383
General Motors	320,073	10,370
Total Auto-Cars/Light Trucks		25,753
Auto/Truck Parts & Equipment-Original — 1.1%		
Johnson Controls	62,734	7,098
TRW Automotive Holdings*	151,641	4,985
Total Auto/Truck Parts & Equipment-Original		12,083
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	9,511	351
Total Broadcast Services/Programming		351
Building & Construction Products-Miscellaneous — 0.2%		
Armstrong World Industries*	233	10
Owens Corning*	58,895	1,792
Total Building & Construction Products-Miscellaneous		1,802

Description	Shares	Value (000)
Building Products-Air & Heating — 0.2%		
Lennox International	63,909	$ 2,448
Total Building Products-Air & Heating		2,448
Cable TV — 3.7%		
Cablevision Systems, Cl A*	316,742	11,273
Comcast, Cl A*	94,990	2,495
DIRECTV Group* (D)	649,288	14,551
EchoStar Communications, Cl A* (D)	293,077	12,394
Total Cable TV		40,713
Casino Hotels — 0.0%		
Harrah's Entertainment	1,917	162
Total Casino Hotels		162
Cellular Telecommunications — 1.4%		
Alltel	10,249	676
NII Holdings*	6,153	517
US Cellular* (D)	154,028	14,941
Total Cellular Telecommunications		16,134
Chemicals-Diversified — 0.4%		
Dow Chemical	10,402	452
FMC	30,164	2,689
PPG Industries	16,222	1,237
Total Chemicals-Diversified		4,378
Chemicals-Specialty — 0.4%		
Hercules*	237,419	4,929
Total Chemicals-Specialty		4,929
Commercial Banks-Southern US — 0.0%		
First Citizens Bancshares, Cl A	867	156
Total Commercial Banks-Southern US		156
Computer Services — 2.2%		
Affiliated Computer Services, Cl A*	10,071	540
Computer Sciences*	165,420	9,211
Electronic Data Systems (D)	455,239	12,287
Unisys*	259,955	2,103
Total Computer Services		24,141
Computers — 6.4%		
Hewlett-Packard (D)	713,518	32,843
International Business Machines (D)	343,708	38,032
Total Computers		70,875
Computers-Integrated Systems — 0.5%		
NCR*	100,172	5,231
Total Computers-Integrated Systems		5,231

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Consumer Products-Miscellaneous — 0.4%		
Kimberly-Clark	66,007	$ 4,440
Total Consumer Products-Miscellaneous		4,440
Containers-Metal/Glass — 1.3%		
Crown Holdings*	328,081	8,058
Owens-Illinois*	158,537	6,338
Total Containers-Metal/Glass		14,396
Containers-Paper/Plastic — 0.0%		
Pactiv*	7,353	232
Total Containers-Paper/Plastic		232
Data Processing/Management — 0.1%		
First Data	24,356	774
Total Data Processing/Management		774
Distribution/Wholesale — 1.9%		
Ingram Micro, Cl A*	534,326	10,713
Tech Data*	186,000	6,970
WESCO International*	68,950	3,692
Total Distribution/Wholesale		21,375
Diversified Manufacturing Operations — 3.5%		
General Electric	31,334	1,214
Honeywell International	126,527	7,276
Parker Hannifin	3,717	367
Tyco International (D)	627,989	29,698
Total Diversified Manufacturing Operations		38,555
E-Commerce/Services — 0.1%		
HLTH*	102,306	1,295
Total E-Commerce/Services		1,295
Electric Products-Miscellaneous — 0.0%		
Molex	9,626	273
Total Electric Products-Miscellaneous		273
Electric-Integrated — 1.9%		
CMS Energy	161,476	2,609
Edison International	16,009	847
PG&E	226,024	9,676
Public Service Enterprise Group	84,498	7,280
TXU	18,613	1,214
Total Electric-Integrated		21,626
Electronic Components-Miscellaneous — 1.1%		
Jabil Circuit	84,344	1,900
Solectron*	117,292	441
Tyco Electronics*	265,107	9,496
Total Electronic Components-Miscellaneous		11,837

Description	Shares	Value (000)
Electronic Components-Semiconductors — 1.5%		
Intel	357,501	$ 8,444
Texas Instruments	228,061	8,026
Total Electronic Components-Semiconductors		16,470
Electronic Parts Distribution — 2.4%		
Arrow Electronics* (D)	559,706	21,392
Avnet*	136,373	5,166
Total Electronic Parts Distribution		26,558
Engineering/R&D Services — 0.9%		
Fluor	26,909	3,108
Jacobs Engineering Group*	98,626	6,078
Shaw Group*	20,998	1,118
Total Engineering/R&D Services		10,304
Fiduciary Banks — 0.0%		
Bank of New York Mellon	7,538	321
Total Fiduciary Banks		321
Finance-Commercial — 0.0%		
CIT Group	320	13
Total Finance-Commercial		13
Finance-Consumer Loans — 0.0%		
SLM	10,687	525
Total Finance-Consumer Loans		525
Finance-Credit Card — 0.6%		
Discover Financial Services*	286,283	6,599
Total Finance-Credit Card		6,599
Finance-Investment Banker/Broker — 7.0%		
Citigroup (D)	271,417	12,640
Goldman Sachs Group	20,146	3,795
JPMorgan Chase (D)	853,308	37,554
Lehman Brothers Holdings	76,052	4,715
Merrill Lynch	114,623	8,505
Morgan Stanley	164,929	10,534
Total Finance-Investment Banker/Broker		77,743
Finance-Mortgage Loan/Banker — 1.1%		
Fannie Mae	163,561	9,787
Freddie Mac	46,700	2,675
Total Finance-Mortgage Loan/Banker		12,462
Food-Meat Products — 1.5%		
Smithfield Foods*	143,287	4,451
Tyson Foods, Cl A(D)	554,757	11,816
Total Food-Meat Products		16,267

Description	Shares	Value (000)
Food-Retail — 0.3%		
Kroger	124,733	$ 3,238
Total Food-Retail		3,238
Gas-Distribution — 0.0%		
KeySpan	1,748	73
Total Gas-Distribution		73
Gold Mining — 0.1%		
Newmont Mining	23,803	994
Total Gold Mining		994
Health Care Cost Containment — 1.7%		
McKesson (D)	321,372	18,562
Total Health Care Cost Containment		18,562
Hotels & Motels — 0.5%		
Hilton Hotels	5,850	259
Marriott International, Cl A	121,649	5,055
Starwood Hotels & Resorts Worldwide	5,819	366
Total Hotels & Motels		5,680
Human Resources — 0.2%		
Manpower	27,817	2,199
Total Human Resources		2,199
Independent Power Producer — 0.0%		
Reliant Energy*	697	18
Total Independent Power Producer		18
Insurance Brokers — 0.2%		
AON	64,776	2,594
Total Insurance Brokers		2,594
Internet Content-Information/Networks — 0.0%		
WebMD Health, Cl A*	4,430	203
Total Internet Content-Information/Networks		203
Internet Security — 0.4%		
Checkfree*	10,505	387
VeriSign*	137,133	4,071
Total Internet Security		4,458
Life/Health Insurance — 0.3%		
Cigna	58,139	3,002
Total Life/Health Insurance		3,002
Machinery-Construction & Mining — 0.0%		
Terex*	4,756	410
Total Machinery-Construction & Mining		410

Description	Shares	Value (000)
Medical Products — 1.9%		
Baxter International	132,470	$ 6,968
Covidien*	212,845	8,716
Johnson & Johnson	97,261	5,884
Total Medical Products		21,568
Medical-Biomedical/Genetic — 1.5%		
Genentech* (D)	224,341	16,687
Total Medical-Biomedical/Genetic		16,687
Medical-HMO — 2.3%		
Health Net*	224,295	11,111
Humana* (D)	221,967	14,226
Total Medical-HMO		25,337
Medical-Wholesale Drug Distributors — 3.0%		
AmerisourceBergen (D)	256,455	12,082
Cardinal Health (D)	328,497	21,592
Total Medical-Wholesale Drug Distributors		33,674
Multi-Line Insurance — 5.4%		
ACE	146,930	8,481
American Financial Group	40,007	1,124
American International Group	55,515	3,563
American National Insurance	1,901	284
Hartford Financial Services Group	122,613	11,264
Loews (D)	508,449	24,100
MetLife (D)	187,572	11,296
Total Multi-Line Insurance		60,112
Multimedia — 0.7%		
Walt Disney	251,206	8,290
Total Multimedia		8,290
Office Automation & Equipment — 0.0%		
Xerox*	16,218	283
Total Office Automation & Equipment		283
Oil & Gas Drilling — 0.2%		
Pride International*	57,136	2,003
Total Oil & Gas Drilling		2,003
Oil Companies-Exploration & Production — 0.0%		
Murphy Oil	4,330	269
Total Oil Companies-Exploration & Production		269
Oil Companies-Integrated — 9.9%		
Chevron (D)	375,252	31,994
ConocoPhillips	112,809	9,119
Exxon Mobil (D)	670,036	57,040
Hess	73,181	4,479
Marathon Oil	148,796	8,214
Total Oil Companies-Integrated		110,846

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Oil Refining & Marketing — 0.1%		
Valero Energy	14,388	$ 964
Total Oil Refining & Marketing		964
Paper & Related Products — 0.5%		
International Paper	23,657	877
Rayonier	62,083	2,628
Smurfit-Stone Container*	158,082	1,864
Total Paper & Related Products		5,369
Pharmacy Services — 1.6%		
Medco Health Solutions* (D)	217,684	17,691
Total Pharmacy Services		17,691
Photo Equipment & Supplies — 0.3%		
Eastman Kodak	134,234	3,389
Total Photo Equipment & Supplies		3,389
Printing-Commercial — 0.5%		
RR Donnelley & Sons	141,861	5,995
Total Printing-Commercial		5,995
Property/Casualty Insurance — 1.0%		
Chubb	57,326	2,890
Travelers	159,972	8,123
Total Property/Casualty Insurance		11,013
Publishing-Periodicals — 0.3%		
Idearc	106,129	3,684
Total Publishing-Periodicals		3,684
Reinsurance — 0.2%		
Transatlantic Holdings	32,894	2,406
Total Reinsurance		2,406
REITs-Hotels — 0.3%		
Host Hotels & Resorts	138,499	2,925
Total REITs-Hotels		2,925
Rental Auto/Equipment — 0.2%		
Hertz Global Holdings*	125,467	2,809
Total Rental Auto/Equipment		2,809
Retail-Automobile — 0.3%		
AutoNation*	25,916	505
Penske Auto Group	118,823	2,315
Total Retail-Automobile		2,820
Retail-Consumer Electronics — 0.3%		
Best Buy	71,037	3,168
Total Retail-Consumer Electronics		3,168

Description	Shares	Value (000)
Retail-Discount — 1.8%		
Wal-Mart Stores (D)	439,414	$ 20,191
Total Retail-Discount		20,191
Retail-Drug Store — 0.2%		
Rite Aid*	431,198	2,376
Total Retail-Drug Store		2,376
Retail-Major Department Store — 0.1%		
JC Penney	11,714	797
Total Retail-Major Department Store		797
Retail-Office Supplies — 0.2%		
Office Depot*	107,710	2,688
Total Retail-Office Supplies		2,688
Retail-Regional Department Store — 1.2%		
Dillard's, Cl A	49,739	1,487
Kohl's* (D)	192,045	11,676
Total Retail-Regional Department Store		13,163
Rubber-Tires — 0.1%		
Goodyear Tire & Rubber*	56,562	1,624
Total Rubber-Tires		1,624
Semiconductor Components-Integrated Circuits — 0.1%		
Atmel*	143,898	776
Total Semiconductor Components-Integrated Circuits		776
Semiconductor Equipment — 0.0%		
Lam Research*	4,754	275
Total Semiconductor Equipment		275
Super-Regional Banks-US — 3.7%		
Bank of America (D)	458,506	21,742
Capital One Financial (D)	191,274	13,535
PNC Financial Services Group	32,065	2,137
Wachovia	85,562	4,039
Total Super-Regional Banks-US		41,453
Telecommunications Equipment-Fiber Optics — 0.2%		
Corning*	78,814	1,879
Total Telecommunications Equipment-Fiber Optics		1,879
Telephone-Integrated — 3.1%		
AT&T (D)	553,867	21,689
Qwest Communications International*	563,758	4,809
Sprint Nextel	210,888	4,330
Verizon Communications	75,160	3,203
Total Telephone-Integrated		34,031

Description	Shares/Face Amount (000)	Value (000)
Tobacco — 1.8%		
Altria Group (D)	301,545	$ 20,044
Total Tobacco		20,044
Transport-Services — 1.4%		
FedEx	76,599	8,482
Ryder System	124,344	6,761
Total Transport-Services		15,243
Web Portals/ISP — 1.0%		
Google, Cl A*	20,871	10,644
Total Web Portals/ISP		10,644
Total Common Stock (Cost $1,057,324)		1,129,766
Treasury Bill — 5.6% (E)		
U.S. Treasury Bill 4.863%, 12/13/07	$ 64,140	63,004
Total Treasury Bill (Cost $63,004)		63,004
Warrants — 0.0%		
Raytheon, expires 6/16/11*	528	11
Total Warrants (Cost $—)		11
Money Market Funds — 5.5%		
HighMark Diversified Money Market Fund, Fiduciary Class, 4.88% (C)	5,255,458	5,255
Union Bank of California Money Market Unlimited Fund, 4.47% (C)	55,651,685	55,652
Total Money Market Funds (Cost $60,907)		60,907
Total Investments — 112.5% (Cost $1,181,235)		1,253,688
Securities Sold Short — (17.0)%		
Advertising Services — (0.2)%		
RH Donnelley	(30,818)	(1,927)
Total Advertising Services		(1,927)
Aerospace/Defense-Equipment — (0.1)%		
DRS Technologies	(17,483)	(915)
Total Aerospace/Defense-Equipment		(915)
Airlines — (1.1)%		
Copa Holdings, Cl A	(45,982)	(2,525)
Southwest Airlines	(622,100)	(9,742)
Total Airlines		(12,267)
Applications Software — (0.3)%		
Red Hat*	(55,632)	(1,158)
Salesforce.com*	(60,850)	(2,365)
Total Applications Software		(3,523)

Description	Shares	Value (000)
Broadcast Services/Programming — (0.7)%		
Discovery, Cl A*	(314,914)	$ (7,470)
Total Broadcast Services/Programming		(7,470)
Building-Residential/Commercial — (2.0)%		
KB Home	(310,425)	(9,874)
Lennar, Cl A	(159,138)	(4,879)
MDC Holdings	(123,235)	(5,669)
Ryland Group	(45,770)	(1,522)
Toll Brothers*	(18,039)	(396)
Total Building-Residential/Commercial		(22,340)
Casino Hotels — (0.3)%		
Wynn Resorts	(29,705)	(2,868)
Total Casino Hotels		(2,868)
Casino Services — (0.2)%		
International Game Technology	(72,019)	(2,544)
Total Casino Services		(2,544)
Commercial Banks-Eastern US — (0.3)%		
Commerce Bancorp	(114,663)	(3,835)
Total Commercial Banks-Eastern US		(3,835)
Consulting Services — (1.2)%		
Corporate Executive Board	(204,841)	(13,810)
Total Consulting Services		(13,810)
Data Processing/Management — (1.2)%		
Fair Isaac	(113,820)	(4,469)
Global Payments	(22,060)	(825)
Paychex	(182,506)	(7,552)
Total Data Processing/Management		(12,846)
Diversified Operations — (0.8)%		
Leucadia National	(234,386)	(8,813)
Total Diversified Operations		(8,813)
Electronic Components-Miscellaneous — (1.6)%		
Gentex	(880,982)	(17,391)
Total Electronic Components-Miscellaneous		(17,391)
Electronic Components-Semiconductors — (1.6)%		
Qlogic*	(341,132)	(4,533)
Rambus*	(159,590)	(2,156)
Silicon Laboratories*	(309,838)	(10,792)
Total Electronic Components-Semiconductors		(17,481)

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Energy-Alternate Sources — (0.0)%		
First Solar*	(3,037)	$ (342)
Total Energy-Alternate Sources		(342)
Finance-Other Services — (0.1)%		
Intercontinental Exchange*	(6,666)	(1,007)
Total Finance-Other Services		(1,007)
Food-Retail — (0.0)%		
Whole Foods Market	(11,708)	(434)
Total Food-Retail		(434)
Footwear & Related Apparel — (0.0)%		
Crocs*	(8,011)	(475)
Total Footwear & Related Apparel		(475)
Hazardous Waste Disposal — (0.1)%		
Stericycle*	(16,670)	(799)
Total Hazardous Waste Disposal		(799)
Internet Infrastructure Software — (0.5)%		
F5 Networks*	(69,337)	(6,011)
Total Internet Infrastructure Software		(6,011)
Investment Companies — (0.1)%		
American Capital Strategies	(18,988)	(721)
Total Investment Companies		(721)
Medical Instruments — (0.0)%		
Boston Scientific*	(35,789)	(471)
Total Medical Instruments		(471)
Medical Products — (0.7)%		
Cooper Companies	(143,294)	(7,183)
Total Medical Products		(7,183)
Motion Pictures & Services — (0.2)%		
Dreamworks Animation SKG, Cl A*	(59,641)	(1,849)
Total Motion Pictures & Services		(1,849)
Oil Companies-Exploration & Production — (0.3)%		
Quicksilver Resources*	(86,318)	(3,636)
Total Oil Companies-Exploration & Production		(3,636)
Pipelines — (0.4)%		
Spectra Energy	(155,159)	(3,952)
Total Pipelines		(3,952)

Description	Shares	Value (000)
REITs-Office Property — (0.1)%		
Douglas Emmett	(59,406)	$ (1,370)
Total REITs-Office Property		(1,370)
Research & Development — (0.0)%		
Pharmaceutical Product Development	(13,150)	(441)
Total Research & Development		(441)
Retail-Apparel/Shoe — (0.0)%		
Urban Outfitters*	(21,941)	(440)
Total Retail-Apparel/Shoe		(440)
Retail-Jewelry — (0.1)%		
Tiffany	(18,015)	(869)
Total Retail-Jewelry		(869)
Retirement/Aged Care — (0.5)%		
Brookdale Senior Living	(131,387)	(5,257)
Total Retirement/Aged Care		(5,257)
S&L/Thrifts-Eastern US — (1.4)%		
Hudson City Bancorp	(1,305,461)	(15,953)
Total S&L/Thrifts-Eastern US		(15,953)
Schools — (0.0)%		
Apollo Group, Cl A*	(8,922)	(527)
Total Schools		(527)
Telephone-Integrated — (0.4)%		
Level 3 Communications*	(803,098)	(4,200)
Total Telephone-Integrated		(4,200)
Television — (0.3)%		
Central European Media Entertainment, Cl A*	(33,382)	(3,087)
Total Television		(3,087)
Transport-Marine — (0.2)%		
Overseas Shipholding Group	(21,235)	(1,647)
Tidewater	(8,844)	(605)
Total Transport-Marine		(2,252)
Total Securities Sold Short (Proceeds $(194,889))		**(189,306)**

Description	Contracts	Value (000)
Written Index Option Contracts — (1.2)%		
Amex Airline Index		
August 2007 Call 50 Call	(8,150)	$ (3,994)
Amex S&P 400		
August 2007 920 Call	(450)	(56)
Amex Secs		
August 2007 250 Call	(1,650)	(314)
Phlx Bank Index		
August 2007 110 Call	(3,700)	(444)
S&P 500 Index		
August 2007 1,450 Call	(800)	(2,480)
S&P 500 Index		
August 2007 1,470 Call	(1,000)	(2,200)
S&P 500 Index		
August 2007 1,485 Call	(2,500)	(3,425)
Total Written Index Option Contracts (Proceeds $(17,770))		(12,913)
Other Assets and Liabilities, Net — 5.7%		63,084
Total Net Assets — 100.0%		$ 1,114,553

As of July 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)
9/19/2007	USD	(294,942,180)	AUD	354,000,000	$ 5,823,385
9/19/2007	USD	(157,355,200)	GBP	80,000,000	5,019,812
9/19/2007	USD	(218,613,367)	NOK	1,330,000,000	9,880,187
9/19/2007	USD	(163,009,582)	SEK	1,150,000,000	8,097,576
9/19/2007	CAD	(324,000,000)	USD	304,051,201	(111,333)
9/19/2007	CHF	(330,000,000)	USD	266,761,515	(8,932,586)
9/19/2007	EUR	(216,000,000)	USD	288,578,160	(7,400,140)
9/19/2007	JPY	(25,700,000,000)	USD	211,440,842	(6,992,093)
9/19/2007	AUD	(60,000,000)	USD	51,542,496	565,282
					$ 5,950,090

The Fund had the following futures contracts open as of July 31, 2007:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Amsterdam Index	972	$ 141,281	8/22/2007	$ (7,123)
CAC40 Index	1,148	90,530	8/17/2007	(5,259)
DAX Index	23	5,989	9/21/2007	(157)
DJ Euro Stoxx 50 Index	324	19,183	9/21/2007	(556)
FTSE 100 Index	822	106,081	9/21/2007	(4,545)
Hang Seng Index	(685)	(101,620)	8/31/2007	587
IBEX 35 Index	353	71,417	8/17/2007	(1,477)
OMX Index	(2,025)	(37,038)	8/27/2007	2,021
S&P 500 Index	(151)	(55,187)	9/20/2007	2,532
S&P/MIB Index	414	114,460	9/21/2007	(4,329)
S&P/TSE 60 Index	(688)	(103,574)	9/20/2007	(1,031)
SPI 200 Index	(1,155)	(150,458)	9/25/2007	5,401
TOPIX Index	7	1,009	9/17/2007	(30)
				$ (13,966)

For descriptions of abbreviations and footnotes, please refer to page 131.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Analytic Investors, Inc.

Performance Highlights

- *During the one-year period ended July 31, 2007, the Fund's Class A shares gained 13.27% at net asset value. The Fund underperformed the Index, which returned 20.11% for the same time period.*

- *The equity portion of the Fund's portfolio contributed positively to absolute performance during the period, but underperformed the Index.*

- *Options experienced losses over the period as a result of the strong equity market environment.*

- *Global asset allocation as a whole had a negative impact on overall fund performance over the period, with the majority of performance attributed to the equity component.*

- *Among the best performing stock holdings were long positions in Morgan Stanley, UOL Group (no longer a Fund holding) and BHP Billiton.*

- *Detracting from performance during the period were short positions in Unisys, Singapore Exchange (no longer a Fund holding) and Topdanmark (no longer a Fund holding).*

Q. How did the Fund perform relative to its benchmark?

A. During the one-year period ended July 31, 2007, the Old Mutual Analytic Global Defensive Equity Fund's (the "Fund") Class A shares gained 13.27% at net asset value. The Fund underperformed its benchmark, the MSCI World Index (the "Index"), which returned 20.11% for the same time period. Performance for all share classes can be found on page 102.

Q. What investment environment did the Fund face during the past year?

A. Global equity markets accelerated during the period as demonstrated by the double-digit returns of the Index. U.S. equity market indexes lagged the indexes of many other developed nations primarily on concerns in the sub-prime mortgage area of the housing market. In August 2006 and throughout the rest of the year, many U.S. homebuilders lowered earnings expectations based on spikes in inventory levels. Throughout the year, sub-prime delinquencies ballooned as interest rates rose and credit spreads widened. Crude oil prices dipped significantly during the period, only to end the annual period at similar levels to the prior year. Additionally, the euro rose in value relative to the U.S. dollar while the Japanese yen fell.

Q. Which market factors influenced the Fund's relative performance?

A. The equity portion of the Fund's portfolio contributed positively to absolute performance during the period, but underperformed the Index. Investor behavior – the characteristics investors rewarded or penalized – was fairly consistent with that seen over recent years. The Fund benefited from equity positions based on certain value characteristics; such as above average earnings-to-price and book-to-price ratios. A shift away from companies with above average efficiency characteristics like inventory turnover also helped performance. Factor tilts on some technical factors, such as 3-month returns, detracted from Fund performance during the period.

Options experienced losses over the period as a result of the strong equity market environment.

Global asset allocation as a whole had a negative impact on overall fund performance over the period, with the majority of performance attributed to the equity component. The equity portion of the global asset allocation component had negatively impacted performance as the inflationary environment and economic competitiveness were factors that subtracted value during the year, whereas earnings momentum performed well. Currencies also detracted from performance over the period with the valuation factor posting a negative return, while interest differential and relative strength factors performed well.

Q. How did portfolio composition affect Fund performance?

A. Among the best performing stock holdings was a long position in Morgan Stanley, as the financial services company's stock rallied on the announcement of strong quarterly earnings results and share price performance that came in well above analyst projections. The firm reported impressive results in all but one of their business segments and announced the launch of a new private equity business during the period. Also contributing positively during the period was a long position in UOL Group (no longer a Fund holding). The Singapore-based property management company's stock gained value following the announcement of the completion of the acquisition of Pan Pacific Hotels and Resorts. Finally, a long position in BHP Billiton also helped performance as the Australian mining company posted strong production numbers that put the company on course to unveil record full-year profits.

Detracting from performance during the period was a short position in Unisys. The technology services firm's stock climbed steadily and was boosted, in part, by a private equity/hedge fund firm that aggressively purchased shares of the company's stock. Additionally, a short position in Singapore Exchange (no longer a Fund holding) detracted from performance. The investment services company's stock gained value as its fourth-quarter profit more than tripled due, in part, to increased trading volumes. The company posted the highest annual profit since it went public in 2000. Finally, a short position in Topdanmark (no longer a Fund holding) also detracted from performance during the period. The Danish insurance company's stock price increased on news of higher earnings forecasts and a smaller than estimated decline in first-quarter profit.

Q. What is the investment outlook for the global stock market?

A. Analytic Investors, Inc.'s ("Analytic") investment process is based on the belief that investor preferences change, but change slowly over time. As a result, Analytic continues to emphasize stocks with a strong price momentum as the sub-advisor believes these companies will continue to outperform. In addition, Analytic continues to emphasize companies with positive earnings estimate revisions, while deemphasizing companies with higher than average tax rates. Finally, Analytic continues to favor companies with attractive earnings-to-price ratios and avoid companies with higher than average cash flow growth and asset turnover.

Top Ten Holdings as of July 31, 2007	
U.S. Treasury Bill, 4.863%, 12/13/07	5.1%
BASF	2.4%
Goldman Sachs Group	2.2%
Chevron	1.9%
BHP Billiton	1.8%
Inditex	1.8%
AT&T	1.8%
Raytheon	1.8%
Kraft Foods, Cl A	1.6%
MetLife	1.4%
As a % of Total Fund Investments*	21.8%

* Top Ten Holdings are all long positions.

Analytic Global Defensive Equity Fund

OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2007

	Inception Date	1 Year Return	Annualized Since Inception
Class A with load	05/31/06	6.79%	6.22%
Class A without load	05/31/06	13.27%	11.75%
Class C with load	05/31/06	11.30%	10.74%
Class C without load	05/31/06	12.30%	10.74%
Class Z	05/31/06	13.52%	11.86%
Institutional Class	05/31/06	13.79%	12.19%
MSCI World Index	05/31/06	20.11%	17.59%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 2.95% and 2.80%; 3.70% and 3.55%; 2.70% and 2.55%; 2.35% and 2.25%, respectively. Expenses for Class A, C, Z, and Institutional shares are based on estimated amounts.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 5/31/06 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2007 — % of Total Fund Investments



102

Schedule of Investments

As of July 31, 2007

Description	Shares	Value (000)
Common Stock — 43.8%		
Aerospace/Defense — 2.0%		
Raytheon (D)	16,544	$ 916
Total Aerospace/Defense		916
Apparel Manufacturers — 0.6%		
Polo Ralph Lauren	3,100	277
Total Apparel Manufacturers		277
Auto-Medium & Heavy Duty Trucks — 0.2%		
Paccar	1,200	98
Total Auto-Medium & Heavy Duty Trucks		98
Broadcast Services/Programming — 0.5%		
Liberty Media - Capital, Ser A*	2,100	240
Total Broadcast Services/Programming		240
Chemicals-Diversified — 0.1%		
PPG Industries	800	61
Total Chemicals-Diversified		61
Coal — 0.1%		
Consol Energy	1,500	62
Total Coal		62
Coatings/Paint — 0.5%		
Sherwin-Williams	3,600	251
Total Coatings/Paint		251
Commercial Banks-Eastern US — 0.2%		
M & T Bank	800	85
Total Commercial Banks-Eastern US		85
Commercial Services-Finance — 0.3%		
Moody's	2,200	118
Total Commercial Services-Finance		118
Computer Services — 1.4%		
Ceridian (D)*	1,700	58
Electronic Data Systems (D)	21,597	583
Total Computer Services		641
Computers — 1.6%		
Hewlett-Packard	13,318	613
International Business Machines (D)	1,400	155
Total Computers		768
Cosmetics & Toiletries — 0.2%		
Avon Products	2,200	79
Total Cosmetics & Toiletries		79

Description	Shares	Value (000)
Data Processing/Management — 0.1%		
Broadridge Financial Solutions (D)	3,000	$ 53
Total Data Processing/Management		53
Diversified Manufacturing Operations — 0.5%		
SPX	1,800	169
Tyco International (D)	1,225	58
Total Diversified Manufacturing Operations		227
Electric-Integrated — 4.7%		
American Electric Power (D)	4,000	174
Centerpoint Energy (D)	3,400	56
Edison International	5,700	302
FirstEnergy (D)	9,703	589
Pepco Holdings	8,400	227
PG&E	5,300	227
Wisconsin Energy	11,500	494
Xcel Energy	6,500	132
Total Electric-Integrated		2,201
Electronic Components-Miscellaneous — 0.4%		
Sanmina-SCI*	52,000	143
Solectron (D)*	15,900	60
Total Electronic Components-Miscellaneous		203
Electronic Components-Semiconductors — 0.2%		
LSI*	14,900	107
Total Electronic Components-Semiconductors		107
Engines-Internal Combustion — 1.0%		
Cummins (D)	3,900	463
Total Engines-Internal Combustion		463
Enterprise Software/Services — 1.6%		
Oracle* (D)	38,200	730
Total Enterprise Software/Services		730
Finance-Investment Banker/Broker — 3.9%		
Citigroup (D)	2,500	117
Goldman Sachs Group (D)	5,938	1,118
Lehman Brothers Holdings	1,819	113
Merrill Lynch (D)	4,670	347
Morgan Stanley	1,979	126
Total Finance-Investment Banker/Broker		1,821
Finance-Mortgage Loan/Banker — 0.3%		
Fannie Mae	2,500	150
Total Finance-Mortgage Loan/Banker		150

OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Food-Miscellaneous/Diversified — 1.9%		
General Mills	1,000	$ 56
Kraft Foods, Cl A (D)	25,500	835
Total Food-Miscellaneous/Diversified		891
Gas-Distribution — 0.9%		
Sempra Energy	8,200	432
Total Gas-Distribution		432
Health Care Cost Containment — 0.9%		
Mckesson (D)	7,500	433
Total Health Care Cost Containment		433
Hotels & Motels — 0.1%		
Marriott International, Cl A	1,700	71
Total Hotels & Motels		71
Human Resources — 0.4%		
Manpower	2,150	170
Total Human Resources		170
Investment Management/Advisory Services — 0.2%		
Ameriprise Financial	1,600	96
Total Investment Management/Advisory Services		96
Life/Health Insurance — 0.4%		
Lincoln National	2,057	124
Principal Financial Group (D)	1,000	57
Total Life/Health Insurance		181
Machinery-Construction & Mining — 0.2%		
Terex*	1,000	86
Total Machinery-Construction & Mining		86
Machinery-Farm — 0.2%		
Deere	700	84
Total Machinery-Farm		84
Medical Products — 0.2%		
Baxter International (D)	2,100	111
Total Medical Products		111
Medical-Drugs — 0.6%		
Merck	3,286	163
Wyeth (D)	2,800	136
Total Medical-Drugs		299
Medical-Hospitals — 0.3%		
Health Management Associates, Cl A	18,700	151
Total Medical-Hospitals		151

Description	Shares	Value (000)
Medical-Wholesale Drug Distributors — 0.6%		
AmerisourceBergen	4,397	$ 207
Cardinal Health	900	59
Total Medical-Wholesale Drug Distributors		266
Metal-Diversified — 0.3%		
Freeport-McMoRan Copper & Gold	1,700	160
Total Metal-Diversified		160
Multi-Line Insurance — 2.2%		
American International Group (D)	4,500	289
MetLife (D)	12,400	747
Total Multi-Line Insurance		1,036
Multimedia — 1.5%		
News, Cl A	12,100	255
Walt Disney	13,600	449
Total Multimedia		704
Oil Companies-Exploration & Production — 2.2%		
Apache	1,700	137
Chesapeake Energy	9,300	317
Denbury Resources*	8,300	332
Noble Energy	1,300	79
Ultra Petroleum*	2,747	152
Total Oil Companies-Exploration & Production		1,017
Oil Companies-Integrated — 4.4%		
Chevron (D)	11,300	963
Exxon Mobil	4,200	358
Hess	5,300	324
Marathon Oil	7,600	420
Total Oil Companies-Integrated		2,065
Oil Refining & Marketing — 0.5%		
Tesoro	1,700	85
Valero Energy	2,000	134
Total Oil Refining & Marketing		219
Oil-Field Services — 0.3%		
Halliburton	3,400	123
Total Oil-Field Services		123
Retail-Major Department Store — 0.5%		
JC Penney	3,400	231
Total Retail-Major Department Store		231
Retail-Regional Department Store — 0.2%		
Kohl's*	1,300	79
Total Retail-Regional Department Store		79

Description	Shares	Value (000)
Retail-Restaurants — 0.3%		
Darden Restaurants	3,600	$ 153
Total Retail-Restaurants		153
Schools — 0.1%		
Career Education* (D)	1,800	53
Total Schools		53
Super-Regional Banks-US — 0.6%		
PNC Financial Services Group	1,100	73
Suntrust Banks	1,500	118
Wachovia (D)	1,200	57
Wells Fargo (D)	1,700	57
Total Super-Regional Banks-US		305
Telecommunications Equipment-Fiber Optics — 0.1%		
Corning*	2,200	52
Total Telecommunications Equipment-Fiber Optics		52
Telephone-Integrated — 2.0%		
AT&T	23,574	923
Total Telephone-Integrated		923
Television — 1.3%		
CBS, Cl B	18,700	593
Total Television		593
Total Common Stock (Cost $21,305)		20,535
Foreign Common Stock — 51.9%		
Australia — 4.3%		
BHP Billiton (D)	29,803	948
Commonwealth Bank of Australia	4,292	197
GPT Group	14,076	53
ING Industrial Fund (D)	283,234	595
Stockland	33,889	220
Total Australia		2,013
Belgium — 0.1%		
KBC Groep	438	57
Total Belgium		57
Canada — 3.7%		
Alcan	600	58
Barrick Gold	8,300	273
Canadian Imperial Bank of Commerce	1,800	156
EnCana	3,300	202
Ensign Energy Services	3,200	54
National Bank of Canada	1,000	57
Quebecor World	6,600	76
Sherritt International	7,200	110

Description	Shares	Value (000)
Canada — continued		
Talisman Energy	10,500	$ 192
Teck Cominco, Cl B	6,700	297
TELUS	4,300	240
Total Canada		1,715
Denmark — 2.9%		
AP Moeller - Maersk, Cl B (D)	49	647
Carlsberg, Cl B (D)	4,425	568
Danske Bank	3,400	143
Total Denmark		1,358
Finland — 0.8%		
Kesko, Cl B	2,160	114
Stora Enso, Cl R	11,960	206
Wartsila, Cl B	891	62
Total Finland		382
France — 3.7%		
Air France-KLM	1,263	57
BNP Paribas	1,950	214
Bouygues	2,468	198
Cie Generale d'Optique Essilor International (D)	10,334	630
Groupe Danone	2,122	154
Lafarge (D)	2,825	479
Total France		1,732
Germany — 6.0%		
BASF (D)	9,635	1,246
Bayer	2,403	170
Commerzbank	3,039	131
DaimlerChrysler	2,044	185
Deutsche Bank	2,308	313
Deutsche Lufthansa	7,582	213
Hypo Real Estate Holding	913	56
Muenchener Rueckversicherungs	326	56
ThyssenKrupp	6,004	332
Volkswagen	635	114
Total Germany		2,816
Hong Kong — 1.5%		
Swire Pacific, Cl A (D)	61,000	690
Total Hong Kong		690
Italy — 2.0%		
Capitalia	6,999	66
Fiat (D)	3,935	116
Italcementi	10,484	287
Lottomatica (D)	10,931	403
Telecom Italia	21,129	57
Total Italy		929

Old Mutual Analytic Global Defensive Equity Fund — continued

Schedule of Investments

As of July 31, 2007

Description	Shares	Value (000)
Japan — 9.5%		
Hitachi (D)	61,000	$ 439
Komatsu	4,600	145
Kyocera	1,500	146
Marubeni	28,000	269
Mitsubishi Electric (D)	16,000	170
Mitsubishi Materials	10,000	64
Mitsubishi UFJ Financial Group	5	53
Mitsui Fudosan	8,000	209
Mizuho Financial Group	9	63
Nikon	8,000	253
Nippon Mining Holdings	6,000	60
Nisshin Steel	18,000	79
Nomura Research Institute	3,600	114
NTT Urban Development	63	114
Odakyu Electric Railway	10,000	59
Olympus (D)	15,000	615
Sony	4,200	224
Sumco (D)	7,000	360
Tanabe Seiyaku	28,000	328
Tokyu	9,000	56
Toshiba (D)	53,000	497
Toyota Industries	1,600	73
Toyota Tsusho	3,400	89
Total Japan		4,479
Netherlands — 0.7%		
Aegon	3,069	55
TNT	6,219	267
Total Netherlands		322
New Zealand — 0.2%		
Fletcher Building (D)	12,254	116
Total New Zealand		116
Portugal — 1.7%		
Banco BPI	12,579	116
Banco Espirito Santo	5,038	118
Portugal Telecom (D)	41,336	578
Total Portugal		812
Singapore — 0.6%		
DBS Group Holdings	8,000	120
Oversea-Chinese Banking	20,000	118
Venture	6,000	60
Total Singapore		298
South Africa — 0.0%		
Mondi	188	2
Total South Africa		2

Description	Shares	Value (000)
Spain — 4.5%		
Banco Bilbao Vizcaya Argentaria	4,404	$ 108
Banco Santander Central Hispano (D)	3,097	59
Fomento de Construcciones y Contratas	1,272	114
Inditex	15,599	933
Mapfre (D)	107,129	496
Telefonica	10,732	251
Union Fenosa	2,444	134
Total Spain		2,095
Sweden — 1.8%		
Castellum	19,500	236
Fabege	5,248	56
Nordea Bank	9,554	154
Skandinaviska Enskilda Banken, Cl A	3,510	120
SKF, Cl B	6,000	125
Volvo, Cl B	9,490	174
Total Sweden		865
Switzerland — 1.0%		
ABB	2,465	60
Credit Suisse Group	813	53
Swatch Group	1,187	358
Total Switzerland		471
United Kingdom — 6.9%		
Balfour Beatty	12,452	108
Barclays (D)	4,112	58
BT Group	71,593	454
Centrica (D)	7,849	57
De La Rue	13,913	209
HBOS	9,995	195
HSBC Holdings (D)	9,702	180
J Sainsbury	5,032	58
Legal & General Group	75,760	213
Man Group	7,936	90
Marks & Spencer Group	21,619	275
Mondi	470	4
Reed Elsevier	12,820	158
Royal Bank of Scotland Group	19,583	233
Scottish & Newcastle	14,954	179
SSL International	8,379	78
Taylor Wimpey (D)	8,801	58
Tesco (D)	55,854	459
WPP Group	11,582	166
Total United Kingdom		3,232
Total Foreign Common Stock (Cost $24,112)		24,384

Description	Shares/Face Amount (000)	Value (000)
Foreign Preferred Stock — 1.4%		
Germany — 0.1%		
Henkel KGaA	1,046	$ 56
Total Germany		56
Italy — 1.3%		
Unipol (D)	188,429	598
Total Italy		598
Total Foreign Preferred Stock (Cost $698)		654
Treasury Bills — 5.6% (E)		
U.S. Treasury Bill		
4.863%, 12/13/07	$ 2,700	2,653
Total Treasury Bills (Cost $2,652)		2,653
Money Market Fund — 7.7%		
Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class 5.29% (C)	3,600,266	3,600
Total Money Market Fund (Cost $3,600)		3,600
Total Investments (110.4%) (Cost $52,367)		51,826
Securities Sold Short — (4.8)%		
Airlines — (0.2)%		
Southwest Airlines	(4,600)	(72)
Total Airlines		(72)
Auto-Cars/Light Trucks — (0.7)%		
Ford Motor	(27,700)	(236)
General Motors	(3,300)	(107)
Total Auto-Cars/Light Trucks		(343)
Commercial Services — (0.2)%		
Choicepoint*	(2,700)	(104)
Total Commercial Services		(104)
Commercial Services-Finance — (0.1)%		
Western Union	(3,000)	(60)
Total Commercial Services-Finance		(60)
Computer Services — (0.3)%		
Unisys*	(15,900)	(129)
Total Computer Services		(129)
Medical-Biomedical/Genetic — (0.1)%		
Vertex Pharmaceuticals*	(2,100)	(68)
Total Medical-Biomedical/Genetic		(68)
Photo Equipment & Supplies — (0.2)%		
Eastman Kodak	(3,500)	(88)
Total Photo Equipment & Supplies		(88)

Description	Shares	Value (000)
Pipelines — (1.3)%		
Equitable Resources	(12,800)	$ (603)
Total Pipelines		(603)
Retail-Restaurants — (1.7)%		
Brinker International	(2,100)	(56)
Wendy's International	(21,600)	(757)
Total Retail-Restaurants		(813)
Total Securities Sold Short (Proceeds $(2,380))		(2,280)
Foreign Securities Sold Short — (11.4)%		
Australia — (2.5)%		
AGL Energy	(13,599)	(178)
Harvey Norman Holdings	(22,429)	(100)
Macquarie Goodman Group	(22,064)	(112)
Macquarie Infrastructure Group	(84,523)	(233)
Newcrest Mining	(2,898)	(60)
Orica	(2,383)	(56)
Origin Energy	(33,197)	(274)
Publishing & Broadcast	(3,505)	(55)
WorleyParsons	(3,064)	(88)
Total Australia		(1,156)
Austria — (0.5)%		
Oest Elektrizatswits, Cl A	(4,258)	(208)
Total Austria		(208)
Canada — (3.8)%		
CI Financial Income Fund	(4,900)	(128)
Eldorado Gold*	(27,400)	(125)
Gildan Activewear*	(5,600)	(192)
Imperial Oil	(3,900)	(182)
Loblaw	(8,000)	(371)
Niko Resources	(900)	(82)
Opti Canada*	(7,600)	(164)
Transalta	(9,700)	(276)
UTS Energy*	(10,000)	(58)
Western Oil Sands, Cl A*	(6,200)	(217)
Total Canada		(1,795)
Denmark — (0.1)%		
East Asiatic	(1,025)	(59)
Total Denmark		(59)
Finland —(0.1)%		
Nokian Renkaat	(2,008)	(66)
Total Finland		(66)

OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares/ Contracts	Value (000)
France — (1.4)%		
Lagardere Groupe	(2,162)	$ (171)
Pagesjaunes Group	(6,638)	(133)
Pernod Ricard	(267)	(56)
Television Francaise	(7,598)	(254)
Total France		(614)
Germany — (0.1)%		
Infineon Technologies*	(3,240)	(53)
Total Germany		(53)
Japan — (2.2)%		
Aeon Credit Service	(4,100)	(58)
Circle K Sunkus	(3,400)	(58)
Familymart	(2,200)	(57)
Hoya	(8,400)	(266)
Marui	(9,900)	(112)
Meitec	(3,400)	(97)
Nippon Kayaku	(9,000)	(78)
Obic	(420)	(83)
Ryohin Keikaku	(2,900)	(173)
Sankyo	(1,400)	(56)
Total Japan		(1,038)
New Zealand — (0.2)%		
Auckland International Airport	(35,569)	(90)
Total New Zealand		(90)
Norway — (0.4)%		
Norske Skogindustrier	(13,500)	(188)
Total Norway		(188)
Sweden — (0.1)%		
Securitas, Cl B	(3,600)	(55)
Total Sweden		(55)
United Kingdom — (0.0)%		
Anglo American	(170)	(10)
Total United Kingdom		(10)
Total Foreign Securities Sold Short (Proceeds $(5,380))		(5,332)
Written Index Option Contracts — (1.0)%		
Amex S&P 400		
August 2007 920 Call	(22)	(3)
Cboe S&P Small Cap 600		
August 2007 445 Call	(46)	(3)
Phlx Bank Index		
August 2007 110 Call	(180)	(22)

Description	Contracts	Value (000)
Written Index Option Contracts — continued		
S&P 500 Index		
August 2007 1,450 Call	(50)	$ (155)
S&P 500 Index		
August 2007 1,470 Call	(50)	(110)
S&P 500 Index		
August 2007 1,485 Call	(100)	(137)
S&P 500 Index		
August 2007 1,505 Call	(21)	(20)
Total Written Index Option Contracts (Proceeds $(803))		(450)
Other Assets and Liabilities, Net — 6.8%		3,170
Total Net Assets — 100.0%		$ 46,934

The Fund had the following futures contracts open as of July 31, 2007:

Contract Description	Number of Contracts	Contract Value (000)	Expiration Date	Unrealized Appreciation (Depreciation) (000)
Amsterdam Index	34	$ 4,942	8/22/2007	$ (249)
CAC40 Index	53	4,180	8/17/2007	(243)
Australian Dollar Currency Future	98	8,377	9/17/2007	138
British Pound Currency Future	50	6,354	9/17/2007	135
Canadian Dollar Currency Future	(99)	(9,306)	9/18/2007	19
Euro Currency Future	(47)	(8,055)	9/20/2007	(199)
DAX Index	7	1,823	9/21/2007	(48)
DJ Euro Stoxx 50 Index	12	710	9/21/2007	(18)
FTSE 100 Index	35	4,517	9/21/2007	(158)
Hang Seng Index	(25)	(3,709)	8/31/2007	21
IBEX 35 Index	13	2,630	8/17/2007	(54)
Japanese Yen Currency Future	(45)	(4,784)	9/17/2007	(98)
OMX Index	(81)	(1,482)	8/27/2007	81
S&P 500 Index	(6)	(2,193)	9/20/2007	102
S&P/MIB Index	15	4,147	9/21/2007	(157)
S&P/TSE 60 Index	(38)	(5,721)	9/20/2007	(104)
SPI 200 Index	(43)	(5,601)	9/25/2007	201
TOPIX Index	(3)	(432)	9/17/2007	19
				$ (612)

For descriptions of abbreviations and footnotes, please refer to page 131.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CLAY FINLAY CHINA FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Clay Finlay Inc.

Q. How did the Fund perform relative to its benchmark?

A. During the one-year period ended July 31, 2007, the Old Mutual Clay Finlay China Fund's (the "Fund") Class A shares gained 73.81% at net asset value. Despite producing strong absolute gains, the Fund underperformed its benchmark, the MSCI China Index (the "Index"), which returned 93.22% for the same time period. Performance for all share classes can be found on page 111.

Q. What investment environment did the Fund face during the past year?

A. The Chinese stock market was a generally favorable investment environment during the period. It was supported by strong economic growth in China, appreciation of the Chinese Yuan, strong liquidity in Hong Kong, constructive government policies, better than expected corporate earnings growth and new market highs. The country's gross domestic product ("GDP") rose significantly during the period; all three components of GDP (investments, consumer spending and trade surplus) contributed to the higher growth rate. Liquidity in Hong Kong was evidenced by 80 initial public offerings ("IPOs") raising a total of $40 billion U.S. dollars during the one-year period. Interest rate hikes and increases in the bank reserve requirement ratio were policies implemented by the government to keep economic expansion under control. The financials sector contributed to the market highs, while oil stocks lagged due to the decrease in prices of international crude oil.

Toward the end of the period, however, new concerns plagued market confidence and investors began to worry about signs of resurgent inflation and the sub-prime mortgage market in the United States. The consumer price index ("CPI") rose above the official 3% target for 2007 in May and June, due to a sharp increase in food prices. This raised concerns over further tightening in monetary policy. Additionally, the sub-prime mortgage issue in the United States implied a reduction of risk appetite among international investors. This caused a wave of selling, especially from hedge funds, of all major equity markets. Even though Clay Finlay Inc. ("Clay Finlay") believes that China's growth story remains intact and the Chinese banking system appears to be relatively immune from the consequences, the firm notes that even Chinese stocks listed in Hong Kong could not escape the effects of the U.S. sub-prime crisis.

Q. Which market factors influenced the Fund's relative performance?

A. High earnings growth, strong macroeconomic data and a lack of attractive alternatives encouraged primarily retail investors to invest in Chinese equities, which enjoyed a spectacular rally during the one-year period. Many investors paid close attention to the valuation gap between domestic A shares and Hong Kong listed ("H") shares based on the underlying idea that H shares were unduly lagging behind and would catch up to their domestic counterparts. The Fund was negatively impacted by strong cash inflows in December 2006, an increase in market volatility at the beginning of 2007 and the change in market focus from one sector to another.

Q. How did portfolio composition affect Fund performance?

A. In terms of sectors, health care, energy and consumer discretionary contributed positively to performance relative to the Index. Industrials, financials and utilities, on the other hand, detracted from relative results.

Individual stocks that enhanced the Fund's absolute performance include China Life Insurance, China Petroleum & Chemical and China Mobile. China Life Insurance is the leading life insurer in mainland China. The company posted strong gains during the period due to growth in insurance premiums and earnings, a jump in investment income (higher than expected yield on their equity investment portfolio) and the success of the firm's listing on the domestic market in January 2007 where the stock's A-shares surged 106% on the first day of trading and continued to trade at a substantial premium to Hong Kong listed shares. China Petroleum & Chemical, the second largest oil and gas

---

Performance Highlights

- *During the one-year period ended July 31, 2007, the Fund's Class A shares gained 73.81% at net asset value. Despite producing strong absolute gains, the Fund underperformed the Index, which returned 93.22% for the same time period.*

- *In terms of sectors, health care, energy and consumer discretionary contributed positively to performance relative to the Index, and industrials, financials and utilities detracted from relative results.*

- *Individual stocks that enhanced the Fund's absolute performance include China Life Insurance, China Petroleum & Chemical and China Mobile.*

- *Individual stocks detracting from the Fund's absolute gains included TPV Technology (no longer a Fund holding), Mirabell International Holdings (no longer a Fund holding) and GST Holdings (no longer a Fund holding).*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Clay Finlay Inc.

Top Ten Holdings as of July 31, 2007	
China Life Insurance, CI H	8.4%
China Mobile	7.9%
Industrial & Commercial Bank of China, CI H	5.8%
China Construction Bank, CI H	4.7%
Ping An Insurance Group, CI H	4.7%
CNOOC	4.4%
PetroChina ADR	3.6%
China Metal International Holdings	2.9%
Shandong Weigao Group Medical Polymer, CI H	2.9%
Xinjiang Tianye Water Savings Irrigation System, CI H	2.9%
As a % of Total Fund Investments	48.2%

producer in China and Asia's largest refiner, performed well as investors anticipated refining profits and margins to surge due to weakening international crude oil prices since the fall of 2006. This belief was confirmed by the turnaround of the company's refining division's profitability in the fourth quarter of 2006 and the release of impressive results for the 2006 fiscal year. China Mobile, a leader in mobile telecommunication, benefited from consistent and steady growth in the number of new subscribers to their services.

Individual stocks detracting from the Fund's absolute gains included TPV Technology (no longer a Fund holding), Mirabell International Holdings (no longer a Fund holding) and GST Holdings (no longer a Fund holding). TPV Technology, one of the world's largest CRT and LCD monitor producers, was negatively impacted by earnings downgrades following decreasing shipments of LCD and CRT monitors, declining panel prices and – from a broader perspective – steeper industry competition. These factors all contributed to Clay Finlay's decision to sell the stock in November 2006. Mirabell International Holdings is a Hong Kong-based shoe retailer that listed its Chinese subsidiary, Belle International, in Hong Kong. Contrary to Clay Finlay's expectations, the company's stock was sold off and declined following the successful IPO of its subsidiary. This market reaction led the sub-advisor to liquidate its holding in Mirabell International Holdings perceiving that it had misunderstood the associated risks. The timing of the sale was unfortunate as the stock rebounded shortly thereafter. GST Holdings is a leading integrated provider of fire alarm systems and services in China. The firm experienced disappointing expansion rates due to a continued decline in the average selling price of its products and the slow contribution of new high-margin products and services to the bottom line. As the market began to downgrade earnings forecasts, Clay Finlay decided to look for more interesting opportunities and liquidated the Fund's position in GST Holdings.

Q. What is the investment outlook for the Chinese market?

A. Clay Finlay believes Chinese equities may continue to be well supported by strong economic fundamentals and earnings upgrades. The relaxation of the Qualified Domestic Institutional Investor ("QDII") system, which allows Chinese investors to buy foreign stocks, is expected to channel domestic assets towards better known Chinese names listed in Hong Kong at lower valuations compared to Shanghai or Shenzhen. The universe of Chinese equities is expanding rapidly through IPOs. Many investment themes are attractive over the long term according to the sub-advisor, including investment in infrastructure programs, the acceleration of private spending by the rising middle class, the coming reform of the health care system, and governmental efforts to manage pollution, to control environmental issues and to promote new energy sources.

Clay Finlay also notes that a market correction would offer interesting buying opportunities in high quality stocks with strong sustainable earnings growth rates for long-term investors. China is playing an increasingly important role in the world economy, and the sub-advisor believes that China's influence will only grow in the coming years. China is not a short-term story, but a long-term investment theme in Clay Finlay's view.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2007

	Inception Date	1 Year Return	Annualized Since Inception
Class A with front-end load	12/30/05	63.78%	62.85%
Class A without load	12/30/05	73.81%	69.05%
Class C with deferred sales load	12/30/05	71.67%	67.95%
Class C without deferred sales load	12/30/05	72.67%	67.95%
Class Z	12/30/05	74.36%	69.55%
Institutional Class	12/30/05	74.91%	70.05%
MSCI China Index	12/30/05	93.22%	76.27%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 2.83% and 2.10%; 3.58% and 2.85%; 2.58% and 1.85%; 2.58% and 1.55%, respectively. Expenses for Class A, C, and Z shares are based on estimated amounts.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2007 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Common Stock — 91.1%		
Agricultural Chemicals — 1.7%		
Sinofert Holdings	1,698,000	$ 1,171
Total Agricultural Chemicals		1,171
Airlines — 1.1%		
Air China, Cl H	850,000	749
Total Airlines		749
Apparel Manufacturers — 1.0%		
Makalot Industrial	221,408	651
Total Apparel Manufacturers		651
Appliances — 0.8%		
Aupu Group Holding	1,408,000	563
Total Appliances		563
Athletic Footwear — 0.9%		
China Hongxing Sports	1,234,000	637
Total Athletic Footwear		637
Auto/Truck Parts & Equipment-Original — 1.6%		
Minth Group	664,000	1,070
Total Auto/Truck Parts & Equipment-Original		1,070
Building & Construction-Miscellaneous — 0.5%		
China National Building Material, Cl H	160,000	334
Total Building & Construction-Miscellaneous		334
Cellular Telecommunications — 7.2%		
China Mobile	421,500	4,843
Total Cellular Telecommunications		4,843
Chemicals-Specialty — 1.0%		
EcoGreen Fine Chemicals Group	1,400,000	656
Total Chemicals-Specialty		656
Coal — 1.0%		
China Shenhua Energy, Cl H	168,000	660
Total Coal		660
Commercial Banks Non-US — 10.9%		
Bank of East Asia	135,600	810
China Construction Bank, Cl H	3,898,000	2,890
Industrial & Commercial Bank of China, Cl H	5,904,000	3,599
Total Commercial Banks Non-US		7,299
Computers — 0.7%		
Lenovo Group	676,000	448
Total Computers		448

Description	Shares	Value (000)
Disposable Medical Products — 2.6%		
Shandong Weigao Group Medical Polymer, Cl H	716,000	$ 1,778
Total Disposable Medical Products		1,778
Diversified Operations — 5.1%		
Beijing Enterprises Holdings	150,000	640
C C Land Holdings	1,306,000	1,583
China Resources Enterprise	302,000	1,196
Total Diversified Operations		3,419
Electric-Generation — 1.0%		
Huaneng Power International, Cl H	598,000	675
Total Electric-Generation		675
Feminine Health Care Products — 0.8%		
Hengan International Group	164,000	551
Total Feminine Health Care Products		551
Food-Miscellaneous/Diversified — 0.4%		
China Foods	452,000	298
Total Food-Miscellaneous/Diversified		298
Life/Health Insurance — 7.7%		
China Life Insurance, Cl H	1,204,000	5,194
Total Life/Health Insurance		5,194
Lighting Products & Systems — 2.1%		
Neo-Neon Holdings*	680,000	1,389
Total Lighting Products & Systems		1,389
Machinery-Construction & Mining — 0.9%		
China Infrastructure Machinery Holdings	274,000	610
Total Machinery-Construction & Mining		610
Medical-Biomedical/Genetic — 1.7%		
Mingyuan Medicare Development	5,650,000	1,133
Total Medical-Biomedical/Genetic		1,133
Metal-Aluminum — 1.8%		
Midas Holdings	1,430,000	1,178
Total Metal-Aluminum		1,178
Metal-Iron — 2.7%		
China Metal International Holdings	4,036,000	1,782
Total Metal-Iron		1,782
Multi-Line Insurance — 5.1%		
China Insurance International Holdings*	227,000	547
Ping An Insurance Group, Cl H	336,500	2,873
Total Multi-Line Insurance		3,420

Description	Shares	Value (000)
Non-Hazardous Waste Disposal — 0.8%		
China Water Affairs Group*	826,000	$ 544
Total Non-Hazardous Waste Disposal		544
Oil Companies-Exploration & Production — 4.0%		
CNOOC	2,271,000	2,703
Total Oil Companies-Exploration & Production		2,703
Oil Companies-Integrated — 5.4%		
China Petroleum & Chemical, Cl H	1,334,000	1,416
PetroChina ADR	15,000	2,209
Total Oil Companies-Integrated		3,625
Paper & Related Products — 1.5%		
Lee & Man Paper Manufacturing	238,000	1,014
Total Paper & Related Products		1,014
Real Estate Operation/Development — 6.8%		
Cheung Kong Holdings	42,000	589
China Everbright International	2,971,000	1,163
Far East Consortium	1,676,000	806
Hang Lung Properties	199,000	732
Shun Tak Holdings	604,000	933
Sino Land	150,000	334
Total Real Estate Operation/Development		4,557
Retail-Apparel/Shoe — 0.9%		
Belle International Holdings*	500,000	581
Total Retail-Apparel/Shoe		581
Retail-Hypermarkets — 0.0%		
Wumart Stores, Cl H (B)	252,000	—
Total Retail-Hypermarkets		—
Retail-Major Department Store — 2.0%		
Lifestyle International Holdings	166,000	661
Parkson Retail Group	88,500	662
Total Retail-Major Department Store		1,323
Retail-Perfume & Cosmetics — 0.6%		
Sa Sa International Holdings	1,158,000	421
Total Retail-Perfume & Cosmetics		421
Retail-Regional Department Store — 1.0%		
Golden Eagle Retail Group	753,000	654
Total Retail-Regional Department Store		654
Shipbuilding — 0.6%		
Yangzijiang Shipbuilding Holdings*	325,000	418
Total Shipbuilding		418

Description	Shares	Value (000)
Telecommunications Equipment — 1.5%		
Vtech Holdings	111,000	$ 984
Total Telecommunications Equipment		984
Telecommunications Services — 2.2%		
China Telecom, Cl H	2,550,000	1,476
Total Telecommunications Services		1,476
Transport-Services — 0.9%		
Tianjin Port Development Holdings	772,000	616
Total Transport-Services		616
Water Treatment Systems — 2.6%		
Xinjiang Tianye Water Saving Irrigation System, Cl H	3,404,000	1,766
Total Water Treatment Systems		1,766
Total Common Stock (Cost $47,819)		61,190
Money Market Fund — 0.7%		
Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class 5.29% (C)	486,948	487
Total Money Market Fund (Cost $487)		487
Total Investments — 91.8% (Cost $48,306)		61,677
Other Assets and Liabilities, Net — 8.2%		5,476
Total Net Assets — 100.0%		$ 67,153

For descriptions of abbreviations and footnotes, please refer to page 131.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Clay Finlay Inc.

Performance Highlights

• *During the one-year period ended July 31, 2007, the Fund's Class A shares gained 46.67% at net asset value, underperforming the Index, which returned 50.49% for the same time period.*

• *Countries such as Russia, Mexico and Hong Kong contributed positively to relative performance during the period while Brazil, South Korea and the Philippines detracted from relative results.*

• *Individual stocks that contributed to the Fund's strong absolute performance included Indiabulls Financial Services (no longer a Fund holding), Porto Seguro and Hon Hai Precision.*

• *Stocks that detracted from the Fund's strong absolute performance during the period included Russian oil producer Surgutneftegaz (no longer a Fund holding), Taiwanese fitness equipment manufacturer Johnson Health Tech (no longer a Fund holding) and network equipment manufacturer Alpha Networks.*

Q. How did the Fund perform relative to its benchmark?

A. During the one-year period ended July 31, 2007, the Old Mutual Clay Finlay Emerging Markets Fund's (the "Fund") Class A shares gained 46.67% at net asset value, underperforming the MSCI Emerging Markets Index (the "Index"), which returned 50.49% for the same time period. Performance for all share classes can be found on page 116.

Q. What investment environment did the Fund face during the past year?

A. Emerging markets continued to produce strong performance during the period. Global growth accelerated and investors became increasingly comfortable with the risks associated with investing in emerging markets. Investment in infrastructure within emerging-market countries boomed, resulting in notable performance by the industrials and materials sectors. Despite concerns about a potential bubble in the domestic Chinese A-share equity markets, Chinese shares rallied as economic growth in China continued to lead the world.

Q. Which market factors influenced the Fund's relative performance?

A. Despite the Fund's strong performance during the period, it underperformed slightly relative to the Index. This underperformance was due in part to Clay Finlay Inc.'s ("Clay Finlay") emphasis on reasonably valued companies with long-term sustainable earnings growth, which resulted in an overweight relative to the Index in underperforming sectors such as health care. Clay Finlay's emphasis resulted in an underweight of leading sectors, such as materials and industrials, as the sub-advisor viewed the risk of these more cyclical sectors as outweighing the potential reward. Overall, however, Clay Finlay notes that its investment process did work well in terms of stock selection for information technology and financials, where the firm believes it was able to identify strong opportunities in undervalued growth companies.

Q. How did portfolio composition affect Fund performance?

A. Countries such as Russia, Mexico and Hong Kong contributed positively to relative performance during the period. The Fund's underweight relative to the Index in Russia and overweight in Mexico aided performance while stock selection in Hong Kong also contributed to results. Individual stocks that contributed to the Fund's strong absolute performance included Indiabulls Financial Services (no longer a Fund holding), Porto Seguro and Hon Hai Precision Industries. Indiabulls Financial Services, an Indian financial services firm, benefited from an Indian stock market rally and exposure to the booming Indian real estate market during the period. Porto Seguro, a Brazilian property and casualty insurance firm, posted strong performance due to its stock's low valuation, declining loss ratio and robust premium growth. Taiwanese electronic contract manufacturer Hon Hai Precision Industries benefited from a strong cost advantage in manufacturing which resulted in increased market share and high earnings growth.

Brazil, South Korea and the Philippines detracted from relative performance during the period. Stock selection in these countries hurt relative results. Stocks that were detractive from the Fund's strong absolute performance during the period included Russian oil producer Surgutneftegaz (no longer a Fund holding), Taiwanese fitness equipment manufacturer Johnson Health Tech (no longer a Fund holding) and network equipment manufacturer Alpha Networks. Surgutneftegaz was hurt by the volatile oil markets, increased taxation and concerns regarding political risk which, combined, resulted in weak performance in the Russian energy sector. Johnson Health Tech's stock price declined as weaker than expected demand for fitness equipment in the United States led to excess inventory and underperformance. Alpha Networks lost its competitive edge in the networking equipment market during the period which resulted in disappointing earnings.

Q. What is the investment outlook for emerging-market stocks?

A. Clay Finlay is optimistic regarding the outlook for gross domestic product growth in emerging markets and believes the market is positioned for continued robust corporate earnings growth. Valuations have increased in recent years, and the sub-advisor expects future market gains to be more in-line with earnings growth. Clay Finlay also notes the potential added benefit of currency strength, given strong economic fundamentals in many emerging-market countries.

Clay Finlay believes there is a possibility that higher levels of volatility and the impact of greater investor risk aversion may weigh on emerging markets through the end of 2007. Clay Finlay is also mindful of the risks of U.S. protectionist legislation and weaker U.S. demand for emerging-market exports, though the firm believes domestic demand in most emerging countries will support economic growth. Finally, Clay Finlay is closely monitoring inflation risk in emerging economies, including China.

Top Ten Holdings as of July 31, 2007	
Petroleo Brasileiro ADR	3.8%
Sberbank	2.6%
Banco Itau Holding Financeira ADR	2.6%
Cia Vale do Rio Doce ADR	2.2%
Ayala	1.9%
Kasikornbank	1.9%
Novatek GDR	1.7%
Hon Hai Precision GDR	1.7%
Millicom International Cellular	1.7%
America Movil, Ser L ADR	1.6%
As a % of Total Fund Investments	21.7%

Clay Finlay Emerging Markets Fund

OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (Unaudited)

Average Annual Total Returns as of July 31, 2007

	Inception Date	1 Year Return	Annualized Since Inception
Class A with front-end load	12/30/05	38.19%	30.84%
Class A without load	12/30/05	46.67%	35.82%
Class C with deferred sales load	12/30/05	44.70%	34.94%
Class C without deferred sales load	12/30/05	45.70%	34.94%
Class Z	12/30/05	47.04%	36.19%
Institutional Class	12/30/05	47.79%	36.86%
MSCI Emerging Markets Index	12/30/05	50.49%	36.44%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 4.53% and 2.10%; 5.28% and 2.85%; 4.28% and 1.85%; 4.28% and 1.35%, respectively. Expenses for Class A, C, and Z shares are based on estimated amounts.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2007 — % of Total Fund Investments



Schedule of Investments

As of July 31, 2007

Description	Shares	Value (000)
Common Stock — 28.6%		
Advertising Sales — 1.1%		
Focus Media Holding ADR*	2,900	$ 120
Total Advertising Sales		120
Brewery — 1.1%		
Cia Cervecerias Unidas ADR	3,490	130
Total Brewery		130
Building & Construction-Miscellaneous — 1.2%		
Orascom Construction Industries GDR	960	135
Total Building & Construction-Miscellaneous		135
Cellular Telecommunications — 4.4%		
America Movil, Ser L ADR	2,900	174
Millicom International Cellular*	2,320	186
Tim Participacoes ADR	4,100	142
Total Cellular Telecommunications		502
Commercial Banks Non-US — 3.0%		
Banco Itau Holding Financeira ADR	6,200	284
Kazkommertsbank GDR*	3,000	54
Total Commercial Banks Non-US		338
Commercial Services — 1.0%		
eTelecare Global Solutions ADR*	7,530	115
Total Commercial Services		115
Diversified Minerals — 2.2%		
Cia Vale do Rio Doce ADR	5,000	245
Total Diversified Minerals		245
Electronic Components-Miscellaneous — 2.7%		
AU Optronics ADR	7,000	119
Hon Hai Precision GDR	11,360	188
Total Electronic Components-Miscellaneous		307
Electronic Components-Semiconductors — 1.1%		
Samsung Electronics GDR 144A	380	125
Total Electronic Components-Semiconductors		125
Food-Dairy Products — 1.4%		
Wimm-Bill-Dann Foods ADR	1,625	153
Total Food-Dairy Products		153

Description	Shares	Value (000)
Food-Retail — 1.1%		
X5 Retail Group GDR*	3,900	$ 121
Total Food-Retail		121
Oil Companies-Exploration & Production — 1.0%		
Gazprom ADR	2,500	107
Total Oil Companies-Exploration & Production		107
Oil Companies-Integrated — 5.0%		
LUKOIL ADR	1,700	138
Petroleo Brasileiro ADR	6,460	419
Total Oil Companies-Integrated		557
Power Conversion/Supply Equipment — 1.1%		
Delta Electronics GDR	6,006	118
Total Power Conversion/Supply Equipment		118
Steel Pipe & Tube — 1.2%		
TMK GDR 144A	3,300	133
Total Steel Pipe & Tube		133
Total Common Stock (Cost $2,639)		3,206
Foreign Common Stock — 56.1%		
Brazil — 6.8%		
Banco do Brasil	8,100	128
Gafisa	9,600	152
Kroton Educacional*	5,050	114
Localiza Rent A Car	11,700	120
Porto Seguro	3,500	134
Submarino*	2,600	110
Total Brazil		758
China — 1.3%		
Industrial & Commercial Bank of China, Cl H	235,000	143
Total China		143
Hong Kong — 5.9%		
China Everbright International	318,000	124
China Mobile	13,000	149
China Resources Enterprise	40,000	158
CNOOC	102,000	121
Kingdee International Software Group	118,000	117
Total Hong Kong		669

OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Indonesia — 4.5%		
Astra International	57,000	$ 114
Bank Niaga	670,000	67
Bank Rakyat Indonesia	204,000	136
Ciputra Development*	1,061,000	104
Ramayana Lestari Sentosa	855,000	89
Total Indonesia		510
Malaysia — 3.1%		
Genting	46,800	107
SP Setia	48,000	118
WCT Engineering	64,000	121
Total Malaysia		346
Mexico — 1.1%		
GEO SA de CV, Ser B*	23,000	126
Total Mexico		126
Philippines — 4.4%		
Ayala	18,240	211
Jollibee Foods	34,000	36
Union Bank of Philippines	112,900	150
Universal Robina	262,000	93
Total Philippines		490
Russia — 6.7%		
Novatek GDR	3,600	192
Pharmstandard*	2,110	127
Sberbank*	73,000	293
Unified Energy System*	105,000	143
Total Russia		755
South Africa — 5.2%		
Anglo Platinum	611	84
MTN Group	12,000	169
Standard Bank Group	11,000	157
Truworths International	33,200	168
Total South Africa		578
South Korea — 6.8%		
Daegu Bank	7,000	137
Hynix Semiconductor*	2,750	111
Lotte Shopping	270	105
Osstem Implant*	2,700	112
Samsung Electronics	250	165
SSCP*	4,400	135
Total South Korea		765

Description	Shares	Value (000)
Taiwan — 2.6%		
Alpha Networks	1	$ —
Powertech Technology*	32,000	149
TXC	60,799	138
Total Taiwan		287
Thailand — 4.3%		
CP Seven Eleven	453,000	160
Home Product Center	729,000	115
Kasikornbank	86,000	207
Total Thailand		482
Turkey — 3.4%		
Asya Katilim Bankasi*	15,700	106
Bim Birlesik Magazalar	1,700	114
Coca-Cola Icecek	17,200	157
Total Turkey		377
Total Foreign Common Stock (Cost $5,226)		6,286
Warrants — 10.9%		
Asian Paints 144A, expires 06/15/09*	7,400	166
Bharet Heavy Electricals 144A, expires 05/12/08*	4,900	211
Grasim Industries 144A, expires 05/22/09*	1,650	121
Infosys Technology 144A, 08/21/09*	4,700	231
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	24,400	235
Nicholas Piramal India 144A, expires 10/26/09*	21,600	145
Taiwan Semiconductor 144A, expires 02/01/12*	220	1
Tianjin Port 144A, expires 08/04/09*	132,000	107
Total Warrants (Cost $1,034)		1,217
Money Market Fund — 3.3%		
Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class 5.29% (C)	367,499	367
Total Money Market Fund (Cost $367)		367
Total Investments — 98.9% (Cost $9,266)		11,076
Other Assets and Liabilities, Net — 1.1%		118
Total Net Assets — 100.0%		$ 11,194

For descriptions of abbreviations and footnotes, please refer to page 131.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Copper Rock Capital Partners, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the one-year period ended July 31, 2007, the Old Mutual Copper Rock Emerging Growth Fund (the "Fund") outperformed its benchmark, the Russell 2000® Growth Index (the "Index"). The Fund's Class A shares gained 22.62% at net asset value for the one-year period while the Russell 2000® Growth Index returned 16.83%. Performance for all share classes can be found on page 121.

Q. What investment environment did the Fund face during the past year?

A. The small-cap stock market was strong during the one-year period. The beginning of the period through the summer was marked by investor concern about inflation and higher interest rates. This was a time of above-average volatility. Later in 2006, the market strengthened as commodity prices declined. There were a few surprising elements, however, as the traditional growth sectors were the worst performers while the slowest growth areas were the strongest performers. This spelled "bad news" for true growth investors on a relative basis. In fact, stocks with the slowest projected growth rates performed significantly better than stocks with the highest projected growth rates.

When 2007 came around, though, there was a shift whereby growth finally started to outperform value. U.S. equity markets stabilized by the beginning of the second quarter of 2007 after experiencing significant volatility in February and early March. Value stocks had outperformed growth companies by a large margin in 2006, but this trend was reversed at the end of the first quarter of 2007. During the second quarter of 2007, faster growing companies solidified their leadership over value stocks and slower growing companies and were the clear winners in the small-cap sector.

Q. Which market factors influenced the Fund's relative performance?

A. Despite the market volatility of the last half of 2006 and early 2007, Copper Rock Capital Partners, LLC ("Copper Rock") was able to identify stocks that were ultimately rewarded during the overall period. The Fund reduced its exposure to interest rate and energy price sensitive areas, such as retail and restaurants, and found growth opportunities in areas like telecommunications and information technology, which benefited from the expansion of broadband, cabling and demand for faster content reception and video over the Internet. Copper Rock also identified investment opportunities in the energy sector where companies benefited from the demand for global infrastructure build out.

Q. How did portfolio composition affect Fund performance?

A. Stock selection was the predominant driver of the Fund's outperformance during the fiscal year. Stock selection in the information technology, telecommunications services and financials sectors contributed positively to the Fund's performance. Stock selection in the health care sector, a relative overweight in energy and a lack of exposure in materials negatively impacted Fund performance during the period.

Individual stocks that contributed to the Fund's strong absolute gains included Cogent Communications Group (no longer a Fund holding), CommScope and Cbeyond. Internet service provider Cogent Communications Group experienced increased revenues since early 2006. The firm's proprietary technology is capitalizing on the expanding use of virtual networks that allow corporations to operate efficiently in multiple locations. CommScope, a provider of cabling and connectivity solutions, benefited from the expansion of cable/broadband networks to enable video over the Internet and the ability to raise prices for the first time in six years. Cbeyond provides voice and broadband Internet services to small businesses. The company, which emphasizes organic growth, has a very measurable execution plan and recently entered its seventh and eighth markets. The company lost ground in early 2007 and, after meeting with management, Copper Rock decided that the stock still had potential and added to the Fund's position. In April, Cbeyond's price rose as investors gained confidence in the company.

Performance Highlights

- *For the one-year period ended July 31, 2007, the Fund outperformed the Index. The Fund's Class A shares gained 22.62% at net asset value for the one-year period while the Index returned 16.83%.*

- *Stock selection in the information technology, telecommunications services and financials sectors contributed positively to the Fund's performance.*

- *Stock selection in the health care sector, a relative overweight in energy and a lack of exposure in materials negatively impacted Fund performance during the period.*

- *Individual stocks that contributed to the Fund's strong absolute gains included Cogent Communications Group (no longer a Fund holding), CommScope and Cbeyond.*

- *Stocks that detracted from performance during the period included Healthways (no longer a Fund holding), Christopher & Banks (no longer a Fund holding) and ESCO Technologies (no longer a Fund holding).*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisor: Copper Rock Capital Partners, LLC

*Top Ten Holdings
as of July 31, 2007*

B/E Aerospace	3.0%
Affiliated Managers Group	2.7%
DealerTrack Holdings	2.6%
Psychiatric Solutions	2.6%
Pinnacle Entertainment	2.4%
Strayer Education	1.9%
Perficient	1.8%
Ladish	1.8%
Itron	1.8%
Time Warner Telecom, Cl A	1.7%
As a % of Total Fund Investments	22.3%

Stocks that detracted from performance during the period included Healthways (no longer a Fund holding), Christopher & Banks (no longer a Fund holding) and ESCO Technologies (no longer a Fund holding). Healthways is a provider of disease management solutions. The firm's investment thesis is based largely on the success of the Medicare Disease Management pilot program. The thesis broke down when the patient population turned out to be sicker than first thought. This, coupled with a questionable acquisition, caused the stock to lose value and Copper Rock sold the position. Women's apparel retailer Christopher & Banks, benefited from strong sales through much of 2006. Clothing for the 2006 holiday season, however, did not meet customer expectations and early inventory markdowns impacted performance. Copper Rock sold this position due to deteriorating fundamentals. ESCO Technologies, a developer and manufacturer of filtration devices/services and meter management systems, was not able to meet forecasted contracts. Copper Rock sold this position due to deteriorating fundamentals.

Q. What is the investment outlook for the small-cap growth market?

A. Though it seems the Federal Reserve's ("Fed") interest rate hikes may have come to a near-term end, a Fed rate cut is probably not imminent in Copper Rock's view. The sub-advisor does, however, believe a rate reduction is possible in 2008. Though energy prices have climbed over the past several months, Copper Rock does not believe these costs will have a significant impact on the Fund in the short term. The Fund has limited exposure to areas that are particularly susceptible to higher gas prices, such as retailers and restaurants.

While some market analysts have predicted that small-cap stocks will underperform large-cap stocks, a mid-cycle economic slowdown has historically been a time when smaller growth companies have garnered attention. Investors seeking growth typically turn to the small- and mid-cap areas. Overall, the small-cap universe appears attractive in Copper Rock's view. The firm believes small- and mid-cap valuations are reasonable and that there is an array of high quality small-cap growth investment opportunities. The firm notes that several companies have either recently gone public or are positioned to shine. Copper Rock believes that the small-cap growth backdrop should remain favorable as long as capital costs remain at current levels for small businesses.

The Fund currently holds an overweight position in technology and telecommunications services as the sub-advisor continues to find attractive, faster growing companies capitalizing on opportunities in the broadband, cabling and semiconductor areas. The Fund also maintains an overweight relative to the Index in the energy sector. Copper Rock is optimistic about its health care holdings, but continues to have a slight underweight relative to the Index overall. Though performance catalysts for some of its health care holdings may take a couple of quarters to play out, Copper Rock believes that potential drivers such as research results will be favorable in the long term.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of July 31, 2007

	Inception Date*	1 Year Return	Annualized Since Inception
Class A with front-end load	07/29/05	15.59%	10.24%
Class A without load	07/29/05	22.62%	13.54%
Class C with deferred sales load	07/29/05	20.76%	12.66%
Class C without deferred sales load	07/29/05	21.76%	12.66%
Class Z	12/09/05	22.94%	13.99%
Institutional Class	07/29/05	23.20%	14.02%
Russell 2000® Growth Index	07/29/05	16.83%	8.89%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 2.97% and 1.55%; 3.72% and 2.30%; 2.72% and 1.30%; 1.71% and 1.10%, respectively. Expenses for Class C and Z shares are based on estimated amounts.

*The inception date of each share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date the share classes were available for sale to shareholders was 08/01/05 for Class A, Class C and Institutional Class, and 12/16/05 for Class Z.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 7/29/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2007 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

As of July 31, 2007

Description	Shares	Value (000)
Common Stock — 94.0%		
Aerospace/Defense-Equipment — 3.0%		
B/E Aerospace*	77,362	$ 3,138
Total Aerospace/Defense-Equipment		3,138
Apparel Manufacturers — 0.2%		
Gymboree*	5,023	216
Total Apparel Manufacturers		216
Applications Software — 1.5%		
Nuance Communications*	47,475	782
Visual Sciences*	47,012	800
Total Applications Software		1,582
Auction House/Art Dealer — 1.4%		
Sotheby's	34,395	1,470
Total Auction House/Art Dealer		1,470
Audio/Video Products — 0.5%		
DTS*	23,585	494
Total Audio/Video Products		494
Auto/Truck Parts & Equipment-Original — 0.6%		
Amerigon*	40,507	651
Total Auto/Truck Parts & Equipment-Original		651
Commercial Banks-Western US — 0.1%		
Community Bancorp*	4,877	114
Total Commercial Banks-Western US		114
Commercial Services — 0.9%		
ExlService Holdings*	55,657	941
Total Commercial Services		941
Computer Services — 0.8%		
Syntel	22,890	824
Total Computer Services		824
Computer Software — 2.4%		
Double-Take Software*	76,240	1,164
Omniture*	56,150	1,283
Total Computer Software		2,447
Computers-Integrated Systems — 0.5%		
Riverbed Technology*	12,115	535
Total Computers-Integrated Systems		535
Consulting Services — 3.8%		
Advisory Board*	25,595	1,318
FTI Consulting*	37,688	1,546
Huron Consulting Group*	15,352	1,043
Total Consulting Services		3,907

Description	Shares	Value (000)
Data Processing/Management — 1.1%		
Commvault Systems*	69,145	$ 1,174
Total Data Processing/Management		1,174
E-Commerce/Products — 0.9%		
Blue Nile*	12,660	957
Total E-Commerce/Products		957
E-Commerce/Services — 1.0%		
Priceline.com*	16,030	1,023
Total E-Commerce/Services		1,023
E-Services/Consulting — 2.7%		
GSI Commerce*	40,025	891
Perficient*	95,757	1,893
Total E-Services/Consulting		2,784
Educational Software — 1.3%		
Blackboard*	30,685	1,357
Total Educational Software		1,357
Electronic Components-Semiconductors — 1.7%		
Netlogic Microsystems*	42,105	1,283
Volterra Semiconductor*	41,640	479
Total Electronic Components-Semiconductors		1,762
Electronic Design Automation — 2.0%		
Comtech Group*	87,980	1,251
Magma Design Automation*	58,210	862
Total Electronic Design Automation		2,113
Electronic Measuring Instruments — 1.8%		
Itron*	23,180	1,841
Total Electronic Measuring Instruments		1,841
Electronic Security Devices — 0.8%		
Taser International*	53,755	821
Total Electronic Security Devices		821
Energy-Alternate Sources — 0.6%		
Evergreen Solar*	69,800	582
Total Energy-Alternate Sources		582
Enterprise Software/Services — 2.5%		
Concur Technologies*	36,536	872
Taleo, Cl A*	26,971	580
Ultimate Software Group*	42,565	1,155
Total Enterprise Software/Services		2,607
Entertainment Software — 1.3%		
THQ*	45,035	1,295
Total Entertainment Software		1,295

Description	Shares	Value (000)
Finance-Other Services — 1.0%		
GFI Group*	13,405	$ 999
Total Finance-Other Services		999
Food-Miscellaneous/Diversified — 0.8%		
SunOpta*	70,000	789
Total Food-Miscellaneous/Diversified		789
Gambling (Non-Hotel) — 2.4%		
Pinnacle Entertainment*	94,910	2,516
Total Gambling (Non-Hotel)		2,516
Human Resources — 0.8%		
Kenexa*	23,589	844
Total Human Resources		844
Import/Export — 0.3%		
Castle Brands*	55,093	265
Total Import/Export		265
Industrial Audio & Video Products — 0.8%		
SRS Labs*	75,776	875
Total Industrial Audio & Video Products		875
Internet Application Software — 3.2%		
DealerTrack Holdings*	75,931	2,738
Vocus*	21,353	600
Total Internet Application Software		3,338
Internet Financial Services — 2.6%		
Authorize.net Holdings*	80,955	1,403
Online Resources*	121,925	1,333
Total Internet Financial Services		2,736
Internet Infrastructure Software — 2.0%		
Opsware*	114,967	1,621
Radvision Limited*	28,020	479
Total Internet Infrastructure Software		2,100
Investment Management/Advisory Services — 2.7%		
Affiliated Managers Group*	24,705	2,792
Total Investment Management/Advisory Services		2,792
Medical Imaging Systems — 0.6%		
IRIS International*	39,138	623
Total Medical Imaging Systems		623
Medical Instruments — 3.2%		
Abaxis*	38,232	696
Conceptus*	106,630	1,727
Micrus Endovascular*	37,441	881
Total Medical Instruments		3,304

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 2.3%		
Keryx Biopharmaceuticals*	87,745	$ 755
Lifecell*	53,550	1,643
Total Medical-Biomedical/Genetic		2,398
Medical-Drugs — 2.2%		
Indevus Pharmaceuticals*	113,155	802
Medicis Pharmaceutical, Cl A	22,400	639
Santarus*	169,318	813
Total Medical-Drugs		2,254
Medical-Nursing Homes — 0.7%		
Skilled Healthcare Group, Cl A*	48,800	678
Total Medical-Nursing Homes		678
Medical-Outpatient/Home Medical — 1.5%		
Radiation Therapy Services*	54,170	1,531
Total Medical-Outpatient/Home Medical		1,531
Metal Processors & Fabricators — 1.8%		
Ladish*	38,854	1,884
Total Metal Processors & Fabricators		1,884
Networking Products — 1.9%		
Atheros Communications*	27,930	779
Switch & Data Facilities*	71,930	1,136
Total Networking Products		1,915
Oil Companies-Exploration & Production — 3.1%		
Arena Resources*	18,915	1,027
ATP Oil & Gas*	28,155	1,278
Parallel Petroleum*	44,525	907
Total Oil Companies-Exploration & Production		3,212
Oil Field Machinery & Equipment — 2.9%		
Dresser-Rand Group*	48,210	1,789
T-3 Energy Services*	36,150	1,254
Total Oil Field Machinery & Equipment		3,043
Oil-Field Services — 1.1%		
W-H Energy Services*	17,540	1,124
Total Oil-Field Services		1,124
Physical Therapy/Rehabilitation Centers — 2.6%		
Psychiatric Solutions*	78,156	2,664
Total Physical Therapy/Rehabilitation Centers		2,664
Private Corrections — 0.8%		
Geo Group*	31,600	874
Total Private Corrections		874

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Retail-Discount — 0.9%		
Citi Trends*	28,607	$ 941
Total Retail-Discount		941
Retail-Restaurants — 0.5%		
BJ's Restaurants*	24,445	489
Total Retail-Restaurants		489
Retail-Sporting Goods — 0.9%		
Zumiez*	26,363	975
Total Retail-Sporting Goods		975
Schools — 3.4%		
Capella Education*	34,265	1,532
Strayer Education	13,095	1,984
Total Schools		3,516
Semiconductor Equipment — 1.6%		
Tessera Technologies*	40,735	1,675
Total Semiconductor Equipment		1,675
Telecommunications Equipment — 1.5%		
CommScope*	15,502	844
OpNext*	55,160	673
Total Telecommunications Equipment		1,517
Telecommunications Services — 3.9%		
Cbeyond*	19,515	690
Orbcomm*	100,421	1,540
Time Warner Telecom, Cl A*	92,100	1,801
Total Telecommunications Services		4,031
Therapeutics — 1.1%		
Theravance*	41,710	1,117
Total Therapeutics		1,117
Transactional Software — 2.5%		
Innerworkings*	102,973	1,375
VeriFone Holdings*	32,390	1,179
Total Transactional Software		2,554
Web Hosting/Design — 1.2%		
Equinix*	14,755	1,282
Total Web Hosting/Design		1,282
Wireless Equipment — 1.4%		
Novatel Wireless*	68,855	1,483
Total Wireless Equipment		1,483

Description	Shares	Value (000)
Wound, Burn & Skin Care — 0.4%		
Obagi Medical Products*	27,370	$ 463
Total Wound, Burn & Skin Care		463
Total Common Stock (Cost $87,262)		97,436
Investment Company — 3.4%		
Index Fund-Small Cap — 3.4%		
iShares Russell 2000 Growth Index Fund	42,690	3,499
Total Index Fund-Small Cap		3,499
Total Investment Company (Cost $3,654)		3,499
Money Market Fund — 2.8%		
Evergreen Select Money Market Fund, Institutional Class, 5.22% (C)	2,939,966	2,940
Total Money Market Fund (Cost $2,940)		2,940
Total Investments — 100.2% (Cost $93,856)		103,875
Other Assets and Liabilities, Net — (0.2%)		(251)
Total Net Assets — 100.0%		$ 103,624

For descriptions of abbreviations and footnotes, please refer to page 131.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL INTERNATIONAL EQUITY FUND

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Acadian Asset Management, Inc. and Clay Finlay Inc.

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual International Equity Fund (the "Fund") outperformed its benchmark during the one-year period ended July 31, 2007. The Fund's Class A shares gained 28.02% at net asset value, while the MSCI EAFE® Index (the "Index") returned 23.91%. Performance for all share classes can be found on page 127.

Q. What investment environment did the Fund face during the past year?

A. The year ended July 31, 2007 produced strong double-digit returns for international equity investors, despite a volatile investment environment characterized by sharp market swings, including a drop in China that triggered a global sell-off in late February/early March. Most markets finished the period in positive territory demonstrating surprising resilience to high energy prices, inflationary pressures and other global concerns. The market became more risk-averse in late July, however, and there were several market corrections. Concerns about global credit risk plagued the market, after news broke about further hedge fund troubles and the potential liquidation of a U.S. mortgage lender.

Looking at individual regions, equity performance in Europe was solid, as moderate economic growth continued and corporate earnings generally met expectations. U.S. dollar-stated returns were boosted by persistent strength of the euro. Denmark, Portugal and Sweden posted notable gains. The Asia-Pacific region saw positive returns on the whole for the period but generally lagged other developed markets with the exception of the strong returns generated by New Zealand, Australia and Hong Kong. Japan trailed its Asian counterparts as household spending, industrial production and wage growth slowed. A lower Japanese yen cut into returns for U.S.-based investors.

Q. Which market factors influenced the Fund's relative performance?

A. Developed markets saw value stocks trail growth stocks marginally during the period and smaller capitalization stocks performed better than large caps. Acadian Asset Management, Inc.'s ("Acadian") portion of the Fund's portfolio had a value orientation and a smaller capitalization profile than the Index. The value orientation of Acadian's portion of the Fund faced a moderate headwind, but the Fund benefited from its exposure to smaller cap holdings. Clay Finlay Inc.'s ("Clay Finlay") portion of the Fund was well positioned to benefit from the turmoil related to weakness in the U.S. sub-prime space; an area that the sub-advisor believed had been at risk for some time. As a result, the portion of the Fund sub-advised by Clay Finlay held up well during the early 2007 market correction. Clay Finlay notes that an underweight position in the materials sector in its portion of the Fund detracted from performance, as increased demand from China helped drive metals and mining stocks higher during the year. Currency was also a detractor from relative performance in Clay Finlay's portion of the Fund's management, due to the Fund's underweight positions in the United Kingdom and Australia, as the U.S. dollar weakened by nearly 10% relative to the U.K. sterling, and by 15% relative to the Australian dollar.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in Japan and Austria, coupled with an overweight in Germany, contributed positively to the Fund's performance relative to the Index. Meanwhile stocks held by the Fund in the United Kingdom and the Netherlands, as well as an underweight in Spain, detracted from relative results.

Individual stocks that contributed to the Fund's strong performance during the one-year period included Austrian steel company Voestalpine, Japanese gaming platform Nintendo and German machinery maker MAN. Analysts upgraded earnings estimates for Voestalpine following the steelmaker's successful takeover of local competitor Boehler-Uddeholm. Nintendo's Wii game platform was a spectacular success, powering

---

Performance Highlights

- *The Fund outperformed its benchmark during the one-year period ended July 31, 2007. The Fund's Class A shares gained 28.02% at net asset value, while the Index returned 23.91%.*

- *Stock selection in Japan and Austria, coupled with an overweight in Germany, contributed positively to the Fund's performance relative to the Index.*

- *Stocks held by the Fund in the United Kingdom and the Netherlands, as well as an underweight in Spain, detracted from relative results.*

- *Individual stocks that contributed to the Fund's strong performance during the one-year period included Austrian steel company Voestalpine, Japanese gaming platform Nintendo and German machinery maker MAN.*

- *Stocks that detracted from the Fund's absolute gains included Mitsubishi UFJ Financial Group, British Energy Group (no longer a Fund holding) and Sanofi-Aventis.*

MANAGEMENT OVERVIEW (UNAUDITED)

Sub-Advisors: Acadian Asset Management, Inc. and Clay Finlay Inc.

Top Ten Holdings as of July 31, 2007	
ING Groep	2.6%
Royal Dutch Shell, Cl A	2.4%
HBOS	1.9%
BHP Billiton	1.9%
Heineken	1.8%
Nintendo	1.7%
BT Group	1.7%
BNP Paribas	1.6%
Voestalpine	1.5%
UniCredito Italiano	1.5%
As a % of Total Fund Investments	18.6%

Nintendo ahead of rivals, enlarging the market by appealing to all generations and triggering a surge in earnings upgrades. MAN raised its intermediate-term profit targets due to surging orders and sales in Eastern Europe.

Stocks that detracted from the Fund's absolute gains included Mitsubishi UFJ Financial Group, British Energy Group (no longer a Fund holding) and Sanofi-Aventis. Mitsubishi UFJ Financial, Japan's largest bank, experienced another year of frustrating results caused by a sputtering Japanese economy, delays in interest rate increases and consumer reluctance to spend. British Energy Group, a major nuclear plant operator and the United Kingdom's largest electricity generator, underperformed after the U.K. government announced plans to begin selling off its substantial stake in the company's stock. French pharmaceutical giant Sanofi-Aventis was hurt by adverse Food and Drug Administration rulings on drug pipeline and patent challenges.

Q. What is the investment outlook for international stocks?

A. Acadian's outlook for international stocks is positive, though it expects growth to be moderated from recent levels. Risks to this sub-advisor's outlook include: elevated energy prices, mounting inflationary pressures, slowing corporate profits and the potential for further softening in housing markets. Inflation appears to be a major focus of central banks and is being addressed in an appropriate manner according to Acadian. Rising interest rates are among the factors that may dampen equity returns in the short term, but Acadian expects equities to be stronger in 2008. The sub-advisor notes that economic fundamentals remain solid in most countries and expects that this will continue to be reflected in markets, despite current credit market concerns. However, Acadian notes that valuations have leveled off, and that there are fewer markets and asset classes that appear truly undervalued, at least from a cap-weighted index perspective.

Clay Finlay notes that July ended with increased market volatility related to sub-prime lending issues in the United States and concerns over the widening fallout overseas. Overall, Clay Finlay believes the increased volatility and subsequent flight to quality should benefit a portfolio focused on companies with strong balance sheets, sustainable earnings growth and reasonable valuations. In the short term, Clay Finlay expects markets to remain volatile, but the sub-advisor's medium- to long-term view is that markets should continue to trend higher later in the year, as corporate profits and economic growth moderate, but maintain healthy levels.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of July 31, 2007

	Inception Date	1 Year Return	Annualized Since Inception
Class A with front-end load	12/30/05	20.64%	19.20%
Class A without load	12/30/05	28.02%	23.73%
Class C with deferred sales load	12/30/05	26.03%	22.85%
Class C without deferred sales load	12/30/05	27.03%	22.85%
Class Z	12/30/05	28.23%	24.01%
Institutional Class	12/30/05	28.65%	24.33%
MSCI EAFE® Index	12/30/05	23.91%	22.47%

Past performance is not a guarantee of future results. The Fund's performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Information about these performance results and the comparative index can be found on pages 1 and 2.

Class A shares have a current maximum initial sales charge of 5.75%; Class C shares may be subject to a contingent deferred sales charge ("CDSC") of 1.00%, if redeemed within twelve months of the date of purchase; and Class A share purchases of $1 million or more, which were purchased without an initial sales charge, may be subject to a CDSC of 1.00%, if redeemed within twelve months of the date of purchase. Please read the prospectus carefully for more information on sales charges. The total annual operating expenses and net annual operating expenses you may pay as an investor in the Fund's Class A, Class C, Class Z and Institutional Class shares (as reported in the June 4, 2007 prospectus) are 3.21% and 1.70%; 3.96% and 2.45%; 2.96% and 1.45%; 2.96% and 1.20%, respectively. Expenses for Class A, C and Z shares are based on estimated amounts.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of July 31, 2007 — % of Total Fund Investments



OLD MUTUAL INTERNATIONAL EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Common Stock — 1.9%		
Applications Software — 0.1%		
Infosys Technologies ADR	300	$ 15
Total Applications Software		15
Commercial Banks Non-US — 0.6%		
Banco Itau Holding Financeira ADR	1,900	87
Total Commerical Banks Non-US		87
Electric-Integrated — 0.4%		
Unified Energy Systems GDR*	450	62
Total Electric-Integrated		62
Oil Companies-Integrated — 0.8%		
Petroleo Brasileiro ADR	1,750	114
Total Oil Companies-Integrated		114
Total Common Stock (Cost $256)		278
Foreign Common Stock — 91.9%		
Australia — 3.2%		
BHP Billiton	8,219	261
Caltex Australia	1,565	33
Commonwealth Bank of Australia	1,321	61
Leighton Holdings	590	19
McPherson's	3,832	13
Qantas Airways	1,282	6
QBE Insurance Group	228	6
Sally Malay Mining*	4,907	16
Santos	1,111	12
Woolworths	1,310	30
Total Australia		457
Austria — 2.3%		
Voestalpine	2,552	212
Wiener Staedtische Versicherung	1,650	116
Total Austria		328
Belgium — 0.2%		
Dexia	552	16
InBev	214	17
Total Belgium		33
Canada — 0.6%		
Canadian Imperial Bank of Commerce	700	61
TELUS	400	22
Total Canada		83
Denmark — 1.4%		
Norden	1,350	113
NovoNordisk, Cl B	750	79
Sydbank	200	10
Total Denmark		202

Description	Shares	Value (000)
Finland — 0.1%		
Metso	100	$ 6
Nokia	200	6
Total Finland		12
France — 6.7%		
Accor	1,950	166
Air France-KLM	1,096	49
Alstom	750	135
AXA	4,016	157
BNP Paribas	1,991	219
France Telecom	265	7
Sanofi-Aventis	51	4
Societe Generale	752	129
Total	1,267	100
Total France		966
Germany — 11.6%		
Beiersdorf	725	51
Commerzbank	3,636	156
DaimlerChrysler	424	38
Deutsche Lufthansa	5,447	153
E.ON	1,100	173
Kloeckner	254	19
Koenig & Bauer	634	23
Linde	1,240	147
MAN	1,359	196
Metro	1,700	132
Salzgitter	62	13
SAP	3,450	187
Siemens	1,400	177
ThyssenKrupp	1,794	99
Volkswagen	593	107
Total Germany		1,671
Greece — 1.4%		
National Bank of Greece	3,500	205
Total Greece		205
Hong Kong — 3.3%		
ASM Pacific Technology	7,000	64
Hang Lung Properties	27,000	99
Mandarin Oriental International	28,000	60
Sun Hung Kai Properties	15,000	191
Vtech Holdings	7,401	66
Total Hong Kong		480
India — 0.3%		
Infosys Technologies	900	45
Total India		45

Description	Shares	Value (000)
Indonesia — 0.5%		
Bank Rakyat Indonesia	101,000	$ 67
Total Indonesia		67
Ireland — 1.9%		
CRH	4,150	184
Experian Group	8,300	95
Total Ireland		279
Italy — 2.7%		
Banca Popolare dell'Emilia Romagna	169	4
ENI	4,709	165
KME Group*	4,669	13
UniCredito Italiano	24,839	211
Total Italy		393
Japan — 20.3%		
Ajis	200	5
Aucnet	500	7
Brother Industries	6,000	86
Canon	50	3
Cosmo Oil	6,000	34
Cosmos Initia	9,000	48
Daito Bank	13,000	18
East Japan Railway	16	119
FUJIFILM Holdings	600	26
Fujitsu General*	1,000	3
Haruyama Trading	2,000	19
Haseko*	500	1
Honda Motor	400	15
Hudson Soft*	200	3
Isuzu Motors	22,000	120
Japan Tobacco	20	102
JFE Holdings	1,400	96
KDDI	2	13
Kobayashi Pharmaceutical	500	17
Matsushita Electric Works	7,000	88
Mitsubishi UFJ Financial Group	18	192
Mitsui	8,000	188
Mori Seiki	300	10
Nintendo	500	241
Nippon Electric Glass	9,500	148
Nippon Mining Holdings	8,000	81
Nisca	400	5
Nomura Holdings	7,600	144
NTT Data	13	55
Omikenshi*	11,000	13
San-A, Cl A	2,600	80
Sato Restaurant Systems	3,000	18
Segami Medics	1,900	36
Seiko Holdings	2,000	18
Sojitz	3,800	19
Sumco	3,600	185

Description	Shares	Value (000)
Japan — continued		
Sumitomo	3,200	$ 62
Sumitomo Metal Mining	3,000	73
Sumitomo Mitsui Financial Group	8	72
T&D Holdings	1,500	98
Takara Leben	3,700	41
Toyota Motor	400	24
Watbe Wedding	2,900	52
Yamada Denki	1,790	178
Yamato Kogyo	800	38
Yaoko	1,500	38
Total Japan		2,932
Luxembourg — 0.6%		
Millicom International Cellular*	1,000	80
Total Luxembourg		80
Netherlands — 6.9%		
Draka Holding	644	35
Gamma Holding	88	8
Heineken	3,904	248
ING Groep	8,619	364
Royal Dutch Shell, Cl A	8,865	344
TNT	52	2
Total Netherlands		1,001
New Zealand — 1.7%		
Air New Zealand	38,915	79
Fletcher Building	8,871	84
Telecom Corp of New Zealand	24,243	84
Total New Zealand		247
Norway — 1.4%		
Cermaq	100	2
Statoil	6,900	204
Total Norway		206
Philippines — 0.5%		
Ayala	5,580	65
Total Philippines		65
Russia — 0.1%		
Unified Energy System GDR	100	14
Total Russia		14
Singapore — 1.7%		
Jardine Cycle & Carriage	10,000	105
Neptune Orient Lines	15,000	54
Singapore Airlines	4,349	55
Singapore Telecommunications	10,450	24
Total Singapore		238

OLD MUTUAL INTERNATIONAL EQUITY FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JULY 31, 2007

Description	Shares	Value (000)
Spain — 0.7%		
Banco Bilbao Vizcaya Argentaria	3,193	$ 78
Banco Santander Central Hispano	1,156	22
Total Spain		100
Sweden — 3.3%		
Boliden	1,350	31
Electrolux, Cl B	4,600	115
Ericsson, Cl B	36,000	135
JM	800	24
Volvo, Cl B	9,335	171
Total Sweden		476
Switzerland — 6.3%		
Bell Holding	24	40
Julius Baer Holding	1,500	105
Nestle	433	166
Nobel Biocare Holding	290	87
Roche Holding	540	96
SGS	123	148
Swatch Group	5	2
UBS	2,700	149
Zurich Financial Services	376	110
Total Switzerland		903
United Kingdom — 12.2%		
AstraZeneca	2,320	120
BT Group	37,022	235
Cadbury Schweppes	8,100	100
Capita Group	541	8
Centrica	4,964	36
Colliers CRE	3,314	11
Compass Group	11,700	79
Fiberweb	6,486	17
GlaxoSmithKline	2,700	68
HBOS	13,776	268
Imperial Tobacco Group	193	9
Kazakhmys	711	18
Lonmin	1,150	81
Marks & Spencer Group	3,849	49
National Grid	5,835	83
Persimmon	904	21
Petrofac	3,007	26
Renew Holdings	3,467	8
Royal Bank of Scotland Group	14,793	176
Tenon Group	18,228	22
Tesco	17,200	141
Thus Group*	13,431	46
Vodafone Group	47,000	141
Total United Kingdom		1,763
Total Foreign Common Stock (Cost $11,911)		**13,246**

Description	Shares	Value (000)
Foreign Preferred Stock — 1.9%		
Germany — 1.9%		
Fresenius	2,050	$ 162
Porsche	58	105
Total Germany		267
Total Foreign Preferred Stock (Cost $234)		**267**
Money Market Fund — 2.2%		
Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class 5.29% (C)	310,838	311
Total Money Market Fund (Cost $311)		**311**
Total Investments — 97.9% (Cost $12,712)		**14,102**
Other Assets and Liabilities, Net — 2.1%		306
Total Net Assets — 100.0%		**$ 14,408**

For descriptions of abbreviations and footnotes, please refer to page 131.

The accompanying notes are an integral part of the financial statements.

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. On July 31, 2007, the value of these securities amounted to $1,213 (000), representing 2.7% of the net assets of the Old Mutual Asset Allocation Conservative Portfolio, $3,640 (000), representing 2.1% of the net assets of the Old Mutual Asset Allocation Balanced Portfolio, $2,666 (000), representing 1.1% of the net assets of the Old Mutual Asset Allocation Moderate Growth Portfolio and $1,872 (000), representing 1.1% of the net assets of the Old Mutual Asset Allocation Growth Portfolio.

(A) — Variable rate security - the rate reported represents the rate as of July 31, 2007.

(B) — Security fair valued using methods determined in good faith according to procedures adopted by the Fair Valuation Committee of the Board of Trustees. On July 31, 2007, the total value of these securities was $0 (000), representing 0.0% of the net assets of the Old Mutual Clay Finlay China Fund.

(C) — The rate reported on the Schedule of Investments represents the 7-day effective yield at July 31, 2007.

(D) — All or a portion of this security is held as collateral for securities sold short or open written index option contracts.

(E) — All or a portion of this security is held as collateral for open futures contracts. The rate reported on the Schedule of Investments represents the effective yield at time of purchase.

ADR — American Depositary Receipt
AUD — Australian Dollar
CAD — Canadian Dollar
Cl — Class
CMBS — Commercial Mortgage Backed Security
CMO — Collateralized Mortgage Obligation
DKK — Danish Krone
EUR — Euro
GBP — British Pound Sterling
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
JPY — Japanese Yen
LP — Limited Partnership
MTN — Medium-Term Note
NOK — Norwegian Krone
NZD — New Zealand Dollar
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
SEK — Swedish Krona
Ser — Series
TBA — Security traded under delayed delivery commitments settling after July 31, 2007. Income on this security will not be earned until the settlement date.

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

Statements of Assets and Liabilities (000, excluding shares)

As of July 31, 2007

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio
Assets:			
Investment securities, at cost	$ 44,606	$ 168,282	$ 216,151
Investment securities, at value	$ 46,595	$ 180,221	$ 237,260
Variation Margin on Futures Contracts	—	—	—
Cash Deposits for Securities Sold Short and Forward Foreign Currency Contracts	—	—	—
Cash	—	—	—
Foreign Currency (cost $44, $100, $264, $233, $—, $10, $2,921, $4, $—, $150)	44	100	262
Spot Contracts Receivable	—	—	978
Unrealized Gain on Forward Foreign Currency Contracts	102	212	174
Receivable for Capital Shares Sold	115	633	742
Receivable from Investment Advisor	15	15	43
Receivable for Investment Securities Sold	390	2,574	4,445
Receivable from Dividends and Interest	330	779	548
Other Receivables	—	—	—
Other Assets	34	59	81
Total Assets	47,625	184,593	244,533
Liabilities:			
Payable for Investment Securities Purchased	2,291	8,382	7,653
Written Option Contracts, at Value (Proceeds received of $—, $—, $—, $—, $17,770, $803, $—, $—, $—, $—)	—	—	—
Securities Sold Short, at Value (Proceeds received of $—, $—, $—, $—, $194,889, $7,760, $—, $—, $—, $—)	—	—	—
Payable for Capital Shares Redeemed	522	578	696
Spot Contracts Payable	—	—	980
Payable to Custodian	38	1	199
Unrealized Loss on Forward Foreign Currency Contracts	43	87	65
Payable for Investment Advisory Fees	32	136	185
Payable for Administration Fees	4	15	21
Payable for Trustees' Fees	—	1	1
Payable for Distribution Fees	1	3	5
Payable for Website Fees	2	5	11
Accrued Expenses	61	161	214
Total Liabilities	2,994	9,369	10,030
Net Assets	**$ 44,631**	**$ 175,224**	**$ 234,503**
Net Assets:			
Paid-in Capital[1]	$ 41,713	$ 156,689	$ 203,365
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	91	186	270
Accumulated Net Realized Gain on Investments	777	6,283	9,647
Net Unrealized Appreciation (Depreciation) on Investments, Securities Sold Short, Futures, Written Options and Foreign Currency Transactions	2,050	12,066	21,221
Net Assets	**$ 44,631**	**$ 175,224**	**$ 234,503**
Net Assets — Class A	$ 12,605	$ 51,321	$ 58,969
Net Assets — Class C	25,812	109,348	161,855
Net Assets — Class Z	514	586	530
Net Assets — Institutional Class	5,700	13,969	13,149
Outstanding shares of beneficial interest - Class A	1,115,343	4,046,188	4,284,999
Outstanding shares of beneficial interest - Class C	2,293,426	8,652,539	11,909,492
Outstanding shares of beneficial interest - Class Z	45,457	46,116	38,273
Outstanding shares of beneficial interest - Institutional Class	503,702	1,099,421	951,200
Net Asset Value and Redemption Price Per Share - Class A^	**$ 11.30**	**$ 12.68**	**$ 13.76**
Maximum Offering Price per Share - Class A (Net Asset Value/94.25%)	**$ 11.99**	**$ 13.45**	**$ 14.60**
Net Asset Value and Offering Price Per Share - Class C†,^	**$ 11.25**	**$ 12.64**	**$ 13.59**
Net Asset Value, Offering and Redemption Price Per Share - Class Z^	**$ 11.30**	**$ 12.70**	**$ 13.84**
Net Asset Value, Offering and Redemption Price Per Share - Institutional Class^	**$ 11.32**	**$ 12.71**	**$ 13.82**

Amounts designated as "—" are either $0 or have been rounded to $0.

^ Net Assets divided by shares may not calculate to the stated NAV because these amounts are shown rounded.

† Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's prospectus.

1 Par Value of $0.001, unlimited authorization.

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Growth Portfolio	Old Mutual Analytic Defensive Equity Fund	Old Mutual Analytic Global Defensive Equity Fund	Old Mutual Clay Finlay China Fund	Old Mutual Clay Finlay Emerging Markets Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
$ 161,715	$ 1,181,235	$ 52,367	$ 48,306	$ 9,266	$ 93,856	$ 12,712
$ 178,646	$ 1,253,688	$ 51,826	$ 61,677	$ 11,076	$ 103,875	$ 14,102
—	7,690	376	—	—	—	—
—	43,851	1,792	—	—	—	—
—	79	—	—	—	—	—
233	—	10	2,921	4	—	151
54	—	—	—	—	—	147
—	29,387	—	—	—	—	—
1,245	7,504	1,004	420	69	209	67
31	305	31	10	7	17	16
2,285	—	—	3,284	96	819	204
142	569	53	79	13	20	10
—	—	—	—	9	—	—
71	90	40	29	23	36	36
182,707	1,343,163	55,132	68,420	11,297	104,976	14,733
3,794	—	—	978	36	971	139
—	12,913	450	—	—	—	—
—	189,306	7,612	—	—	—	—
291	1,321	22	143	32	214	—
54	—	—	—	—	—	147
85	—	12	—	—	—	—
—	23,436	—	—	—	—	—
148	913	43	75	11	83	12
16	90	4	6	1	9	1
1	6	—	—	—	1	—
3	13	1	1	—	—	—
9	42	1	3	1	5	—
171	570	53	61	22	69	26
4,572	228,610	8,198	1,267	103	1,352	325
$ 178,135	$ 1,114,553	$ 46,934	$ 67,153	$ 11,194	$ 103,624	$ 14,408
$ 154,757	$ 1,024,766	$ 46,695	$ 43,151	$ 8,576	$ 90,351	$ 12,267
(186)	6,766	35	118	(7)	—	61
6,631	8,145	856	10,513	816	3,254	690
16,933	74,876	(652)	13,371	1,809	10,019	1,390
$ 178,135	$ 1,114,553	$ 46,934	$ 67,153	$ 11,194	$ 103,624	$ 14,408
$ 55,755	$ 607,810	$ 24,417	$ 25,976	$ 4,474	$ 35,890	$ 2,170
96,805	340,569	19,136	15,497	1,588	511	1,402
648	130,928	526	3,377	1,013	557	1,002
24,927	35,246	2,855	22,303	4,119	66,666	9,834
3,761,233	41,876,776	2,149,900	1,156,517	284,260	2,781,555	160,632
6,660,726	23,784,429	1,699,513	696,040	101,969	40,274	105,011
43,478	9,006,635	46,197	149,737	64,064	42,941	73,859
1,671,488	2,423,501	250,489	984,662	258,462	5,123,537	722,659
$ 14.82	$ 14.51	$ 11.36	$ 22.46	$ 15.74	$ 12.90	$ 13.51
$ 15.72	$ 15.40	$ 12.05	$ 23.83	$ 16.70	$ 13.69	$ 14.33
$ 14.53	$ 14.32	$ 11.26	$ 22.26	$ 15.58	$ 12.70	$ 13.36
$ 14.91	$ 14.54	$ 11.38	$ 22.55	$ 15.82	$ 12.97	$ 13.57
$ 14.91	$ 14.54	$ 11.40	$ 22.65	$ 15.93	$ 13.01	$ 13.61

Statements of Operations (000)

For the year ended July 31, 2007

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio
Investment Income:			
Dividends	$ 273	$ 1,727	$ 3,020
Interest	1,401	2,835	1,831
Less: Foreign Taxes Withheld	(12)	(71)	(159)
Total Investment Income	1,662	4,491	4,692
Expenses:			
Investment Advisory Fees	335	1,285	1,763
Administration Fees	39	143	196
Trustees' Fees	7	23	32
Custodian Fees	58	147	173
Professional Fees	26	92	126
Registration and SEC Fees	40	53	57
Printing Fees	7	26	50
Transfer Agent Fees	74	164	284
Website Fees	5	17	35
Offering Costs	—	—	—
Distribution Fees			
Class A Service Fees	28	111	136
Class C Service Fees	56	211	327
Class C Distribution (12b-1) Fees	166	632	982
Insurance Expense	14	44	47
Dividend Expense on Securities Sold Short	—	—	—
Interest Expense on Securities Sold Short	—	—	—
Other Expenses	44	72	72
Total Expenses	899	3,020	4,280
Less: Waiver of Investment Advisory Fees	(154)	(200)	(268)
Less: Expense Reduction[1]	(3)	(10)	(21)
Less: Reimbursement of other expenses by Advisor	—	—	—
Net Expenses	742	2,810	3,991
Net Investment Income (Loss)	920	1,681	701
Net Realized Gain from Investment Transactions (including securities sold short)	867	7,038	10,500
Net Realized Gain on Futures Contracts	—	—	—
Net Realized Gain (Loss) on Written Option Contracts	—	—	—
Net Realized Gain (Loss) on Foreign Currency Transactions	(96)	(291)	(351)
Net Change in Unrealized Appreciation (Depreciation) on Investments (including securities sold short)	1,421	8,325	15,495
Net Change in Unrealized Depreciation on Futures Contracts	—	—	—
Net Change in Unrealized Appreciation on Written Option Contracts	—	—	—
Net Change in Unrealized Appreciation (Depreciation) on Forward Foreign Currency Contracts and Translation of Other Assets and Liabilities denominated in Foreign Currency.	91	179	157
Net Realized and Unrealized Gain on Investments	2,283	15,251	25,801
Increase in Net Assets Resulting from Operations	$ 3,203	$ 16,932	$ 26,502

Amounts designated as "—" are either $0 or have been rounded to $0.

[1] All expense reductions are for transfer agent expenses. See Note 2.

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Growth Portfolio	Old Mutual Analytic Defensive Equity Fund	Old Mutual Analytic Global Defensive Equity Fund	Old Mutual Clay Finlay China Fund	Old Mutual Clay Finlay Emerging Markets Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
$ 2,537	$ 13,042	$ 428	$ 970	$ 135	$ 128	$ 249
134	5,014	102	122	7	90	6
(135)	—	(32)	(11)	(15)	(4)	(30)
2,536	18,056	498	1,081	127	214	225
1,305	8,174	181	583	79	818	88
137	823	16	43	7	91	9
22	139	2	6	1	15	1
167	60	74	56	28	29	38
87	568	10	21	2	59	3
53	87	24	13	4	42	7
39	221	1	18	3	26	1
229	973	47	113	52	149	47
31	121	2	11	2	16	1
—	—	56	27	25	—	26
108	1,105	18	45	6	73	3
185	680	14	19	2	1	2
554	2,040	43	55	5	3	5
26	85	2	5	3	9	3
—	2,426	73	—	—	—	—
—	793	22	—	—	—	—
36	38	10	6	4	6	6
2,979	18,333	595	1,021	223	1,337	240
(261)	(3,330)	(163)	(148)	(79)	(190)	(88)
(17)	(68)	(1)	(6)	(1)	(10)	—
—	—	—	—	(21)	—	(32)
2,701	14,935	431	867	122	1,137	120
(165)	3,121	67	214	5	(923)	105
7,468	41,947	745	10,983	851	8,924	698
—	27,429	56	—	—	—	—
—	(58,052)	78	—	—	—	—
(208)	4,385	(50)	(19)	(13)	—	(11)
12,913	48,123	(430)	12,164	1,698	10,295	1,127
—	(18,742)	(612)	—	—	—	—
—	12,946	381	—	—	—	—
(2)	5,459	—	—	(1)	—	—
20,171	63,495	168	23,128	2,535	19,219	1,814
$ 20,006	$ 66,616	$ 235	$ 23,342	$2,540	$18,296	$1,919

Statements of Changes in Net Assets (000)

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio	
	8/1/06 to 7/31/07	8/1/05 to 7/31/06	8/1/06 to 7/31/07	8/1/05 to 7/31/06
Investment Activities:				
Net Investment Income (Loss)	$ 920	$ 582	$ 1,681	$ 871
Net Realized Gain from Investments (including Securities Sold Short), Written Options Contracts, Futures Contracts and Foreign Currency Transactions	771	107	6,747	1,944
Net Increase from Payments by Affiliates	—	—	—	—
Net Change in Unrealized Appreciation on Investments (including Securities Sold Short), Written Options Contracts, Futures Contracts and Foreign Currency Transactions	1,512	99	8,504	1,054
Net Increase in Net Assets Resulting from Operations	3,203	788	16,932	3,869
Dividends and Distributions to Shareholders From:				
Net Investment Income				
Class A	(288)	(150)	(601)	(310)
Class C	(413)	(187)	(587)	(215)
Class Z	(6)	—	(4)	—
Institutional Class	(159)	(115)	(222)	(158)
Net Realized Gains from Security Transactions				
Class A	(46)	(31)	(722)	(178)
Class C	(92)	(57)	(1,348)	(285)
Class Z	—	—	—	—
Institutional Class	(25)	(22)	(234)	(84)
Total Dividends and Distributions	(1,029)	(562)	(3,718)	(1,230)
Capital Share Transactions:				
Class A				
Shares Issued	7,150	5,211	17,743	22,402
Shares Issued upon Reinvestment of Distributions	258	137	1,016	349
Redemption Fees	—	—	—	—
Shares Redeemed	(4,000)	(3,517)	(9,355)	(5,439)
Total Class A Transactions	3,408	1,831	9,404	17,312
Class C				
Shares Issued	14,024	14,123	52,194	41,520
Shares Issued upon Reinvestment of Distributions	244	95	995	242
Redemption Fees	—	—	—	—
Shares Redeemed	(7,920)	(3,978)	(13,208)	(5,573)
Total Class C Transactions	6,348	10,240	39,981	36,189
Class Z				
Shares Issued	507	1	573	1
Shares Issued upon Reinvestment of Distributions	6	—	4	—
Redemption Fees	—	—	—	—
Shares Redeemed	—	—	—	—
Total Class Z Transactions	513	1	577	1
Institutional Class				
Shares Issued	185	227	1,048	1,117
Shares Issued upon Reinvestment of Distributions	184	137	456	242
Redemption Fees	—	—	—	—
Shares Redeemed	(611)	(23)	(1,871)	(211)
Total Institutional Class Transactions	(242)	341	(367)	1,148
Increase in Net Assets Derived from Capital Share Transactions	10,027	12,413	49,595	54,650
Total Increase in Net Assets	12,201	12,639	62,809	57,289
Net Assets:				
Beginning of Period	32,430	19,791	112,415	55,126
End of Period	$44,631	$32,430	$175,224	$112,415
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 91	$ 137	$ 186	$ 186

The accompanying notes are an integral part of the financial statements.

	Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio		Old Mutual Analytic Defensive Equity Fund[1]		
	8/1/06 to 7/31/07	8/1/05 to 7/31/06	8/1/06 to 7/31/07	8/1/05 to 7/31/06	8/1/06 to 7/31/07	1/1/06 to 7/31/06	1/1/05 to 12/31/05
	$ 701	$ 321	$ (165)	$ (93)	$ 3,121	$ 1,320	$ 1,704
	10,149	2,628	7,260	2,028	15,709	12,088	2,094
	—	—	—	—	—	65	—
	15,652	2,680	12,911	1,791	47,786	1,333	18,438
	26,502	5,629	20,006	3,726	66,616	14,806	22,236
	(288)	(73)	—	(23)	(538)	—	(2,191)
	(37)	(1)	—	—	(13)	—	(1,331)
	—	—	—	—	(317)	—	(5,290)
	(63)	(25)	—	(14)	(19)	—	—
	(855)	(124)	(696)	(133)	—	—	(2,788)
	(2,019)	(248)	(1,187)	(200)	—	—	(1,852)
	—	—	—	—	—	—	(6,458)
	(137)	(29)	(314)	(52)	—	—	—
	(3,399)	(500)	(2,197)	(422)	(887)	—	(19,910)
	24,638	32,649	28,470	23,101	389,014	197,245	134,980
	853	135	463	95	340	(53)	2,925
	—	—	—	—	25	5	(4,611)
	(19,562)	(5,916)	(9,298)	(4,377)	(109,542)	(38,695)	—
	5,929	26,868	19,635	18,819	279,837	158,502	133,294[2]
	74,395	67,934	49,791	37,384	166,681	119,793	90,979
	1,043	106	726	107	3	(6)	779
	—	—	—	—	1	—	(2,623)
	(24,565)	(6,007)	(13,067)	(2,207)	(49,204)	(7,574)	—
	50,873	62,033	37,450	35,284	117,481	112,213	89,135[2]
	515	1	638	1	18,925	10,934	312,540
	—	—	—	—	310	—	11,591
	—	—	—	—	—	1	—
	—	—	—	—	(41,544)	(101,658)	(162,080)
	515	1	638	1	(22,309)	(90,723)	162,051[3]
	4,463	1,404	7,288	8,786	28,811	6,712	2
	200	54	314	67	19	—	—
	—	—	—	—	—	—	—
	(943)	(46)	(915)	(299)	(504)	—	—
	3,720	1,412	6,687	8,554	28,326	6,712	2[4]
	61,037	90,314	64,410	62,658	403,335	186,704	384,482
	84,140	95,443	82,219	65,962	469,064	201,510	386,808
	150,363	54,920	95,916	29,954	645,489	443,979	57,171
	$234,503	$150,363	$178,135	$95,916	$1,114,553	$ 645,489	$ 443,979
	$ 270	$ 296	$ (186)	$ (21)	$ 6,766	$ (431)	$ (4,433)

STATEMENTS OF CHANGES IN NET ASSETS (000) — concluded

	Old Mutual Analytic Global Defensive Equity Fund		Old Mutual Clay Finlay China Fund	
	8/1/06 to 7/31/07	5/31/06* to 7/31/06	8/1/06 to 7/31/07	12/30/05* to 7/31/06
Investment Activities:				
Net Investment Income (Loss)	$ 67	$ —	$ 214	$ 57
Net Realized Gain (Loss) from Investments (including Securities Sold Short), Written Options Contracts, Futures Contract and Foreign Currency Transactions	829	9	10,964	512
Net Increase from Payments by Affiliates	—	—	—	—
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short), Written Options Contracts, Futures Contracts and Foreign Currency Transactions	(661)	9	12,164	1,207
Net Increase (Decrease) in Net Assets Resulting from Operations	235	18	23,342	1,776
Dividends and Distributions to Shareholders From:				
Net Investment Income				
Class A	(4)	—	(63)	—
Class C	(1)	—	(7)	—
Class Z	—	—	(1)	—
Institutional Class	(9)	—	(63)	—
Net Realized Gains from Security Transactions				
Class A	—	—	(494)	—
Class C	—	—	(127)	—
Class Z	—	—	(8)	—
Institutional Class	—	—	(353)	—
Total Dividends and Distributions	(14)	—	(1,116)	—
Capital Share Transactions:				
Class A				
Shares Issued	24,960	253	30,813	2,606
Shares Issued upon Reinvestment of Distributions	4	—	380	—
Redemption Fees	—	—	—	—
Shares Redeemed	(713)	—	(16,962)	(110)
Total Class A Transactions	24,251	253	14,231	2,496
Class C				
Shares Issued	19,429	110	14,603	796
Shares Issued upon Reinvestment of Distributions	1	—	86	—
Redemption Fees	—	—	2	—
Shares Redeemed	(379)	—	(3,634)	—
Total Class C Transactions	19,051	110	11,057	796
Class Z				
Shares Issued	529	1	4,818	23
Shares Issued upon Reinvestment of Distributions	—	—	7	—
Redemption Fees	—	—	—	—
Shares Redeemed	(6)	—	(1,709)	—
Total Class Z Transactions	523	1	3,116	23
Institutional Class				
Shares Issued	—	2,497	165	10,880
Shares Issued upon Reinvestment of Distributions	9	—	416	—
Redemption Fees	—	—	—	—
Shares Redeemed	—	—	(29)	—
Total Institutional Class Transactions	9	2,497	552	10,880
Increase in Net Assets Derived from Capital Share Transactions	43,834	2,861	28,956	14,195
Total Increase in Net Assets	44,055	2,879	51,182	15,971
Net Assets:				
Beginning of Period	2,879	—	15,971	—
End of Period	$46,934	$2,879	$ 67,153	$15,971
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 35	$ (8)	$ 118	$ 57

* Inception date of the Fund.
(1) On December 9, 2005, the Old Mutual Analytic Defensive Equity Fund (the "Fund") acquired substantially all of the assets of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of the Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund. The Fund changed its fiscal year end from December 31 to July 31 beginning in the fiscal year 2006. See Note 1 in Notes to Financial Statements.
(2) Class A and Class C Shares commenced operations on March 31, 2005.
(3) The Fund's Class Z is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.
(4) Institutional Class Shares commenced operations on December 9, 2005.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Clay Finlay Emerging Markets Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/06 to 7/31/07	12/30/05* to 7/31/06	8/1/06 to 7/31/07	8/1/05 to 7/31/06	8/1/06 to 7/31/07	12/30/05* to 7/31/06
	$ 5	$ 5	$ (923)	$ (191)	$ 105	$ 61
	838	139	8,924	(4,747)	687	159
	—	—	—	—	—	—
	1,697	112	10,295	(276)	1,127	263
	2,540	256	18,296	(5,214)	1,919	483
	(1)	—	—	—	(4)	—
	—	—	—	—	(3)	—
	—	—	—	—	—	—
	(4)	—	—	—	(54)	—
	(49)	—	—	—	(14)	—
	(17)	—	—	—	(12)	—
	—	—	—	—	—	—
	(107)	—	—	—	(174)	—
	(178)	—	—	—	(261)	—
	4,632	383	19,141	31,157	1,984	259
	26	—	—	—	18	—
	—	—	1	2	—	—
	(1,372)	(21)	(9,888)	(7,859)	(273)	—
	3,286	362	9,254	23,300	1,729	259
	1,356	123	270	482	1,252	175
	13	—	—	—	9	—
	—	—	—	—	—	—
	(91)	(28)	(226)	(52)	(130)	(5)
	1,278	95	44	430	1,131	170
	942	1	521	1	1,004	1
	—	—	—	—	—	—
	(3)	—	—	—	(20)	—
	939	1	521	1	984	1
	7	2,497	20,324	56,756	2,818	4,999
	111	—	—	—	228	—
	—	—	—	—	—	—
	—	—	(15,765)	(6,823)	(52)	—
	118	2,497	4,559	49,933	2,994	4,999
	5,621	2,955	14,378	73,664	6,838	5,429
	7,983	3,211	32,674	68,450	8,496	5,912
	3,211	—	70,950	2,500	5,912	—
	$11,194	$ 3,211	$103,624	$ 70,950	$14,408	$5,912
	$ (7)	$ (7)	$ —	$ —	$ 61	$ 22

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED)

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO															
Class A															
2007	$10.64	$0.30	$0.69	$ —	$ 0.99	$(0.28)	$(0.05)	$(0.33)	$11.30	9.40%	$ 12,605	1.50%	1.94%	2.73%	130.47%
2006	10.53	0.26	0.10	—	0.36	(0.20)	(0.05)	(0.25)	10.64	3.39%	8,588	1.50%	2.35%	2.46%	146.84%
2005**	10.00	0.16	0.47	—	0.63	(0.10)	—	(0.10)	10.53	6.36%	6,684	1.50%	4.68%	1.87%	170.31%
Class C															
2007	$10.60	$0.22	$0.68	$ —	$ 0.90	$(0.20)	$(0.05)	$(0.25)	$11.25	8.57%	$ 25,812	2.25%	2.57%	1.98%	130.47%
2006	10.50	0.18	0.10	—	0.28	(0.13)	(0.05)	(0.18)	10.60	2.63%	18,253	2.25%	2.75%	1.74%	146.84%
2005**	10.00	0.10	0.47	—	0.57	(0.07)	—	(0.07)	10.50	5.75%	7,914	2.25%	4.92%	1.15%	170.31%
Class Z															
2007	$10.65	$0.34	$0.67	$ —	$ 1.01	$(0.31)	$(0.05)	$(0.36)	$11.30	9.55%	$ 514	1.25%	11.45%	3.01%	130.47%
2006***	10.60	0.19	0.09	—	0.28	(0.18)	(0.05)	(0.23)	10.65	2.63%	1	1.25%	757.79%	2.80%	146.84%
Institutional Class															
2007	$10.65	$0.33	$0.70	$ —	$ 1.03	$(0.31)	$(0.05)	$(0.36)	$11.32	9.74%	$ 5,700	1.25%	1.60%	2.98%	130.47%
2006	10.54	0.29	0.10	—	0.39	(0.23)	(0.05)	(0.28)	10.65	3.64%	5,588	1.25%	1.75%	2.71%	146.84%
2005**	10.00	0.16	0.50	—	0.66	(0.12)	—	(0.12)	10.54	6.60%	5,193	1.25%	6.95%	1.82%	170.31%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO															
Class A															
2007	$11.45	$0.20	$1.41	$ —	$ 1.61	$(0.17)	$(0.21)	$(0.38)	$12.68	14.20%	$ 51,321	1.55%	1.69%	1.59%	121.42%
2006	11.02	0.16	0.47	—	0.63	(0.12)	(0.08)	(0.20)	11.45	5.76%	37,679	1.55%	1.82%	1.40%	129.99%
2005**	10.00	0.10	0.98	—	1.08	(0.06)	—	(0.06)	11.02	10.83%	19,481	1.55%	4.42%	1.13%	125.19%
Class C															
2007	$11.42	$0.10	$1.41	$ —	$ 1.51	$(0.08)	$(0.21)	$(0.29)	$12.64	13.38%	$ 109,348	2.30%	2.44%	0.85%	121.42%
2006	11.00	0.07	0.48	—	0.55	(0.05)	(0.08)	(0.13)	11.42	5.00%	61,845	2.30%	2.54%	0.66%	129.99%
2005**	10.00	0.03	1.00	—	1.03	(0.03)	—	(0.03)	11.00	10.31%	24,342	2.30%	4.92%	0.38%	125.19%
Class Z															
2007	$11.46	$0.26	$1.39	$ —	$ 1.65	$(0.20)	$(0.21)	$(0.41)	$12.70	14.55%	$ 586	1.30%	11.24%	2.02%	121.42%
2006***	11.26	0.12	0.28	—	0.40	(0.12)	(0.08)	(0.20)	11.46	3.57%	1	1.30%	771.22%	1.60%	129.99%
Institutional Class															
2007	$11.46	$0.23	$1.43	$ —	$ 1.66	$(0.20)	$(0.21)	$(0.41)	$12.71	14.64%	$ 13,969	1.30%	1.39%	1.84%	121.42%
2006	11.04	0.19	0.46	—	0.65	(0.15)	(0.08)	(0.23)	11.46	5.91%	12,890	1.30%	1.47%	1.64%	129.99%
2005**	10.00	0.10	1.01	—	1.11	(0.07)	—	(0.07)	11.04	11.15%	11,303	1.30%	6.08%	1.14%	125.19%
OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO															
Class A															
2007	$12.07	$0.11	$1.86	$ —	$ 1.97	$(0.07)	$(0.21)	$(0.28)	$13.76	16.49%	$ 58,969	1.55%	1.73%	0.84%	112.42%
2006	11.30	0.09	0.76	—	0.85	(0.03)	(0.05)	(0.08)	12.07	7.58%	46,242	1.55%	1.91%	0.76%	111.99%
2005**	10.00	0.06	1.25	—	1.31	(0.01)	—	(0.01)	11.30	13.11%	17,736	1.55%	4.92%	0.70%	98.50%
Class C															
2007	$11.95	$0.01	$1.84	$ —	$ 1.85	$ —	$(0.21)	$(0.21)	$13.59	15.63%	$ 161,855	2.30%	2.43%	0.09%	112.42%
2006	11.24	—	0.76	—	0.76	—	(0.05)	(0.05)	11.95	6.80%	95,984	2.30%	2.62%	0.01%	111.99%
2005**	10.00	—	1.24	—	1.24	—	—	—	11.24	12.44%	30,905	2.30%	5.44%	(0.03)%	98.50%
Class Z															
2007	$12.12	$0.20	$1.83	$ —	$ 2.03	$(0.10)	$(0.21)	$(0.31)	$13.84	16.91%	$ 530	1.30%	11.43%	1.40%	112.42%
2006***	11.70	0.08	0.43	—	0.51	(0.04)	(0.05)	(0.09)	12.12	4.45%	1	1.30%	764.76%	0.98%	111.99%
Institutional Class															
2007	$12.12	$0.15	$1.86	$ —	$ 2.01	$(0.10)	$(0.21)	$(0.31)	$13.82	16.74%	$ 13,149	1.30%	1.37%	1.12%	112.42%
2006	11.33	0.12	0.76	—	0.88	(0.04)	(0.05)	(0.09)	12.12	7.86%	8,136	1.30%	1.56%	1.00%	111.99%
2005**	10.00	0.07	1.27	—	1.34	(0.01)	—	(0.01)	11.33	13.43%	6,279	1.30%	6.81%	0.79%	98.50%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

Class A

2007	$12.70	$ 0.03	$ 2.34	$ —	$ 2.37	$ —	$(0.25)	$(0.25)	$14.82	18.76%	$ 55,755	1.60%	1.83%	0.24%	104.92%
2006	11.68	0.02	1.12	—	1.14	(0.02)	(0.10)	(0.12)	12.70	9.75%	30,459	1.60%	2.22%	0.17%	94.12%
2005**	10.00	0.03	1.66	—	1.69	(0.01)	—	(0.01)	11.68	16.91%	10,443	1.60%	5.02%	0.33%	59.93%

Class C

2007	$12.55	$(0.07)	$ 2.30	$ —	$ 2.23	$ —	$(0.25)	$(0.25)	$14.53	17.86%	$ 96,805	2.35%	2.56%	(0.50)%	104.92%
2006	11.61	(0.07)	1.11	—	1.04	—	(0.10)	(0.10)	12.55	8.97%	50,152	2.35%	2.93%	(0.58)%	94.12%
2005**	10.00	(0.04)	1.65	—	1.61	—	—	—	11.61	16.15%	13,256	2.35%	5.63%	(0.44)%	59.93%

Class Z

2007	$12.74	$ 0.12	$ 2.30	$ —	$ 2.42	$ —	$(0.25)	$(0.25)	$14.91	19.09%	$ 648	1.35%	10.49%	0.77%	104.92%
2006***	12.23	0.03	0.61	—	0.64	(0.03)	(0.10)	(0.13)	12.74	5.23%	1	1.35%	758.31%	0.39%	94.12%

Institutional Class

2007	$12.75	$ 0.07	$ 2.34	$ —	$ 2.41	$ —	$(0.25)	$(0.25)	$14.91	19.00%	$ 24,927	1.35%	1.38%	0.51%	104.92%
2006	11.70	0.06	1.12	—	1.18	(0.03)	(0.10)	(0.13)	12.75	10.08%	15,304	1.35%	1.68%	0.47%	94.12%
2005**	10.00	0.04	1.67	—	1.71	(0.01)	—	(0.01)	11.70	17.13%	6,255	1.35%	7.19%	0.43%	59.93%

OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND[1]

Class A

2007	$13.21	$ 0.08	$ 1.24	$ —	$ 1.32	$(0.02)	$ —	$(0.02)	$14.51	9.99%	$607,810	1.54%[5]	1.96%	0.55%	183.98%
2006[4]	12.84	0.05	0.32#	—	0.37	—	—	—	13.21	2.88%#	295,095	1.51%[5]	2.18%	0.57%	59.61%
2005[2]	12.30	0.05	1.09	—	1.14	(0.27)	(0.33)	(0.60)	12.84	9.27%	129,960	1.98%[5]	2.06%	0.64%	81.00%

Class C

2007	$13.11	$(0.03)	$ 1.24	$ —	$ 1.21	$ —	$ —	$ —	$14.32	9.24%	$340,569	2.29%[5]	2.67%	(0.19)%	183.98%
2006[4]	12.81	(0.01)	0.31#	—	0.30	—	—	—	13.11	2.34%#	202,766	2.26%[5]	2.86%	(0.17)%	59.61%
2005[2]	12.30	(0.01)	1.09	—	1.08	(0.24)	(0.33)	(0.57)	12.81	8.78%	86,752	2.61%[5]	2.68%	(0.09)%	81.00%

Class Z[3]

2007	$13.21	$ 0.12	$ 1.24	$ —	$ 1.36	$(0.03)	$ —	$(0.03)	$14.54	10.33%	$130,928	1.29%[5]	1.66%	0.84%	183.98%
2006[4]	12.82	0.06	0.33#	—	0.39	—	—	—	13.21	3.04%#	140,795	1.26%[5]	1.82%	0.72%	59.61%
2005	11.66	0.10	1.69	—	1.79	(0.30)	(0.33)	(0.63)	12.82	15.36%	227,265	1.36%[5]	1.44%	0.78%	81.00%
2004	11.10	0.09	0.99	—	1.08	(0.19)	(0.33)	(0.52)	11.66	9.87%	57,171	1.17%[5]	1.70%	0.75%	152.00%
2003	9.09	0.08	2.01	—	2.09	(0.08)	—	(0.08)	11.10	23.13%	44,693	1.30%[5]	2.27%	0.79%	241.00%

Institutional Class

2007	$13.21	$ 0.12	$ 1.24	$ —	$ 1.36	$(0.03)	$ —	$(0.03)	$14.54	10.34%	$ 35,246	1.24%[5]	1.60%	0.82%	183.98%
2006[4]	12.82	0.08	0.31#	—	0.39	—	—	—	13.21	3.04%#	6,833	1.21%[5]	2.11%	0.97%	59.61%
2005***	13.45	0.01	(0.10)	—	(0.09)	(0.21)	(0.33)	(0.54)	12.82	(0.63)%	2	1.27%[5]	2.12%	1.55%	81.00%

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND^^															
Class A															
2007	$10.05	$ 0.08	$ 1.25	$ —	$ 1.33	$(0.02)	$ —	$(0.02)	$11.36	13.27%	$ 24,417	2.55%†††	3.19%	0.68%	173.28%
2006	10.00	(0.02)	0.07	—	0.05	—	—	—	10.05	0.50%	257	2.80%†††	12.44%	(1.19)%	19.97%
Class C															
2007	$10.03	$(0.02)	$ 1.25	$ —	$ 1.23	$ —	$ —	$ —	$11.26	12.30%	$ 19,136	3.30%†††	4.07%	(0.16)%	173.28%
2006	10.00	(0.03)	0.06	—	0.03	—	—	—	10.03	0.30%	111	3.55%†††	24.73%	(1.87)%	19.97%
Class Z															
2007	$10.04	$ 0.15	$ 1.21	$ —	$ 1.36	$(0.02)	$ —	$(0.02)	$11.38	13.52%	$ 526	2.30%†††	17.92%	1.28%	173.28%
2006	10.00	—	0.04	—	0.04	—	—	—	10.04	0.40%	1	2.55%†††	612.91%	(0.27)%	19.97%
Institutional Class															
2007	$10.05	$ 0.11	$ 1.27	$ —	$ 1.38	$(0.03)	$ —	$(0.03)	$11.40	13.79%	$ 2,855	2.00%†††	3.71%	0.96%	173.28%
2006	10.00	—	0.05	—	0.05	—	—	—	10.05	0.50%	2,510	2.26%†††	6.77%	(0.01)%	19.97%
OLD MUTUAL CLAY FINLAY CHINA FUND^															
Class A															
2007	$13.23	$ 0.06	$ 9.59	$ —	$ 9.65	$(0.05)	$(0.37)	$(0.42)	$22.46	73.81%	$ 25,976	2.10%	2.42%	0.31%	193.08%
2006	10.00	0.01	3.22	—	3.23	—	—	—	13.23	32.30%	2,532	2.10%	6.65%	0.12%	50.80%
Class C															
2007	$13.18	$(0.06)	$ 9.52	$0.01	$ 9.47	$(0.02)	$(0.37)	$(0.39)	$22.26	72.67%	$ 15,497	2.85%	3.33%	(0.33)%	193.08%
2006	10.00	(0.06)	3.24	—	3.18	—	—	—	13.18	31.80%	793	2.85%	11.53%	(0.76)%	50.80%
Class Z															
2007	$13.25	$ 0.02	$ 9.71	$ —	$ 9.73	$(0.06)	$(0.37)	$(0.43)	$22.55	74.36%	$ 3,377	1.85%	5.59%	0.12%	193.08%
2006	10.00	(0.03)	3.28	—	3.25	—	—	—	13.25	32.50%	24	1.85%	259.40%	(0.46)%	50.80%
Institutional Class															
2007	$13.27	$ 0.19	$ 9.63	$ —	$ 9.82	$(0.07)	$(0.37)	$(0.44)	$22.65	74.91%	$ 22,303	1.55%	1.75%	1.06%	193.08%
2006	10.00	0.08	3.19	—	3.27	—	—	—	13.27	32.70%	12,622	1.55%	2.58%	1.07%	50.80%
OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND^															
Class A															
2007	$11.08	$(0.04)	$ 5.14	$ —	$ 5.10	$(0.01)	$(0.43)	$(0.44)	$15.74	46.67%	$ 4,474	2.10%	3.08%	(0.25)%	97.77%
2006	10.00	(0.01)	1.09	—	1.08	—	—	—	11.08	10.80%	346	2.10%	21.06%	(0.22)%	82.86%
Class C															
2007	$11.04	$(0.14)	$ 5.12	$ —	$ 4.98	$(0.01)	$(0.43)	$(0.44)	$15.58	45.70%	$ 1,588	2.85%	6.57%	(0.98)%	97.77%
2006	10.00	(0.07)	1.11	—	1.04	—	—	—	11.04	10.40%	85	2.85%	55.88%	(1.05)%	82.86%
Class Z															
2007	$11.10	$ 0.04	$ 5.11	$ —	$ 5.15	$ —	$(0.43)	$(0.43)	$15.82	47.04%	$ 1,013	1.85%	12.56%	0.26%	97.77%
2006	10.00	(0.01)	1.11	—	1.10	—	—	—	11.10	11.00%	1	1.85%	1988.70%	(0.18)%	82.86%
Institutional Class															
2007	$11.13	$ 0.07	$ 5.17	$ —	$ 5.24	$(0.01)	$(0.43)	$(0.44)	$15.93	47.79%	$ 4,119	1.35%	2.13%	0.49%	97.77%
2006	10.00	0.02	1.11	—	1.13	—	—	—	11.13	11.30%	2,779	1.35%	4.28%	0.32%	82.86%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains (Losses) on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Expense Reductions)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND^^^															
Class A															
2007	$10.52	$(0.16)	$2.54	$ —	$2.38	$ —	$ —	$ —	$12.90	22.62%	$35,890	1.55%	1.85%	(1.32)%	169.81%
2006	10.00	(0.13)	0.65	—	0.52	—	—	—	10.52	5.20%	20,814	1.55%	2.97%	(1.15)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	2,500	‡‡	‡‡	‡‡	‡‡
Class C															
2007	$10.43	$(0.24)	$2.51	$ —	$2.27	$ —	$ —	$ —	$12.70	21.76%	$ 511	2.30%	7.42%	(2.06)%	169.81%
2006	10.00	(0.21)	0.64	—	0.43	—	—	—	10.43	4.30%	384	2.30%	15.96%	(1.89)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	—	‡‡	‡‡	‡‡	‡‡
Class Z*															
2007	$10.55	$(0.15)	$2.57	$ —	$2.42	$ —	$ —	$ —	$12.97	22.94%	$ 557	1.30%	12.38%	(1.12)%	169.81%
2006	10.46	(0.07)	0.16	—	0.09	—	—	—	10.55	0.86%	1	1.30%	787.59%	(0.93)%	282.22%
Institutional Class															
2007	$10.56	$(0.10)	$2.55	$ —	$2.45	$ —	$ —	$ —	$13.01	23.20%	$66,666	1.10%	1.21%	(0.86)%	169.81%
2006	10.00	(0.08)	0.64	—	0.56	—	—	—	10.56	5.60%	49,751	1.10%	1.71%	(0.70)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	—	‡‡	‡‡	‡‡	‡‡
OLD MUTUAL INTERNATIONAL EQUITY FUND^															
Class A															
2007	$10.95	$ 0.14	$2.87	$ —	$3.01	$(0.10)	$(0.35)	$(0.45)	$13.51	28.02%	$ 2,170	1.70%	4.33%	1.05%	94.78%
2006	10.00	0.18	0.77	—	0.95	—	—	—	10.95	9.50%	251	1.70%	30.10%	2.94%	48.74%
Class C															
2007	$10.91	$ 0.04	$2.86	$ —	$2.90	$(0.10)	$(0.35)	$(0.45)	$13.36	27.03%	$ 1,402	2.45%	6.77%	0.29%	94.78%
2006	10.00	0.12	0.79	—	0.91	—	—	—	10.91	9.10%	170	2.45%	39.12%	1.88%	48.74%
Class Z															
2007	$10.97	$ 0.19	$2.85	$ —	$3.04	$(0.09)	$(0.35)	$(0.44)	$13.57	28.23%	$ 1,002	1.45%	13.96%	1.37%	94.78%
2006	10.00	0.10	0.87	—	0.97	—	—	—	10.97	9.70%	1	1.45%	1,776.73%	1.59%	48.74%
Institutional Class															
2007	$10.98	$ 0.17	$2.92	$ —	$3.09	$(0.11)	$(0.35)	$(0.46)	$13.61	28.65%	$ 9,834	1.20%	1.75%	1.33%	94.78%
2006	10.00	0.12	0.86	—	0.98	—	—	—	10.98	9.80%	5,490	1.20%	2.96%	1.85%	48.74%

* Per share amounts for the year or period are calculated based on average outstanding shares.
** Fund commenced operations September 30, 2004.
*** Class commenced operations on December 9, 2005.
\# Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.
† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.
†† Ratios for periods less than one year have been annualized.
††† Impact of Dividend Expense for Old Mutual Analytic Global Defensive Equity Fund as a ratio to average net assets:

	A	C	Z	Institutional
2007	0.46%	0.46%	0.46%	0.46%
2006	0.79%	0.79%	0.79%	0.79%

‡ Includes expense offset for fees paid indirectly.
‡‡ This shareholder data is not being disclosed because the data is not believed to be meaningful due to the short operational history.
^ Fund commenced operations December 30, 2005.
^^ Fund commenced operations May 31, 2006.
^^^ Fund commenced operations July 29, 2005.

Financial Highlights — concluded
For a Share Outstanding Throughout Each Year or Period ended July 31, (unless otherwise noted)

(1) On December 9, 2005, the Old Mutual Analytic Defensive Equity Fund (the "Fund") acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of The Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund.

(2) Commenced operations March 31, 2005.

(3) The Fund's Class Z is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.

(4) The Old Mutual Analytic Defensive Equity Fund changed its fiscal year end from December 31 to July 31. 2006 amounts are for the period 1/1/06 to 7/31/06.

(5) Impact of Dividend Expense for Old Mutual Analytic Defensive Equity Fund as a ratio to average net assets:

	A	C	Z	Institutional
2007	0.28%	0.28%	0.28%	0.27%
2006	0.34%	0.34%	0.27%	0.39%
2005	0.41%	0.35%	0.24%	n/a
2004	n/a	n/a	0.18%	n/a
2003	n/a	n/a	0.31%	n/a

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

As of July 31, 2007

1. Organization

Old Mutual Advisor Funds (the "Trust"), a Delaware statutory trust effective May 27, 2004, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently offers thirteen series portfolios, of which the following are covered by this Annual Report - the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio, the Old Mutual Asset Allocation Growth Portfolio (collectively, the "Asset Allocation Funds"), the Old Mutual Analytic Defensive Equity Fund ("Old Mutual Analytic Fund"), the Old Mutual Analytic Global Defensive Equity Fund ("Old Mutual Analytic Global Fund"), the Old Mutual Clay Finlay China Fund, the Old Mutual Clay Finlay Emerging Markets Fund, the Old Mutual International Equity Fund (collectively, the "International Funds") and the Old Mutual Copper Rock Emerging Growth Fund ("Old Mutual Copper Rock Fund") (each a "Fund" and collectively, the "Funds"). The Trust's series portfolios whose financial statements are presented separately are the Old Mutual VA Asset Allocation Conservative Portfolio, the Old Mutual VA Asset Allocation Balanced Portfolio and the Old Mutual VA Asset Allocation Moderate Growth Portfolio. The Asset Allocation Funds commenced operations on September 30, 2004; the Old Mutual Analytic Fund commenced operations on July 1, 1978; the International Funds commenced operations on December 30, 2005, the Old Mutual Copper Rock Fund commenced operations on July 29, 2005 and the Old Mutual Analytic Global Fund commenced operations on May 31, 2006.

Shareholders may purchase shares of the Funds through four separate classes, Class A, Class C, Class Z and Institutional Class shares. All classes have equal rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund, except for the Old Mutual Clay Finlay China Fund, is classified as a diversified management investment company. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

The Old Mutual Analytic Fund is the successor to the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund, (the "AIC Analytic Fund"). The AIC Analytic Fund and the Old Mutual Analytic Fund entered into an agreement and plan of reorganization dated as of October 13, 2005. Under the plan of reorganization, the AIC Analytic Fund transferred substantially all of its assets and liabilities to the Old Mutual Analytic Fund on December 9, 2005. Each shareholder received a number of shares of the Old Mutual Analytic Fund equal in dollar value to the AIC Analytic Fund as of December 9, 2005. The Old Mutual Analytic Fund has the same investment objectives and policies and substantially the same risks, policies, restrictions and limitations as the AIC Analytic Fund. The Old Mutual Analytic Fund has changed its fiscal year end from December 31 to July 31 beginning with fiscal year 2006.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund. However, based on experience, the Funds expect the risk of loss to be remote.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Fund that are quoted on a national market system are valued at the official closing price provided by NASDAQ, or if there is none, at the last sales price. The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment advisor, Old Mutual Capital, Inc. (the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long option positions are valued at the most recent bid price, and short option positions are valued at the most recent ask price. Futures contracts are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividend expense on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except Old Mutual Asset Allocation Conservative Portfolio and Old Mutual Asset Allocation Balanced Portfolio for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains, for each Fund, are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Funds may enter into forward foreign currency contracts as hedges against specific transactions, fund positions or anticipated fund positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Investments in Real Estate Investment Trusts ("REIT") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements mature. Provisions of the repurchase agreements and procedures adopted by the Board requires that the market value of the collateral including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Fund may be delayed or limited.

TBA Purchase Commitments — The Funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Funds may enter into mortgage dollar rolls (principally using TBAs) in which each Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

  (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

  (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Funds may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Funds intend to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities.

Short Sales — As consistent with the Old Mutual Analytic Fund's and Old Mutual Analytic Global Fund's investment objectives, the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund may engage in short sales that are "uncovered." Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, a Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan, which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, unlimited in size, will be recognized upon the close of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that (i) the amount deposited in the account plus the amount deposited with the broker as collateral will equal the current value of the security sold short; and (ii) the amount deposited in the segregated account plus the amount deposited with the broker as collateral will not be less than the market value of the security at the time the security was sold short, or (b) otherwise cover the Fund's short positions.

Offering Costs — All offering costs incurred with the start up of the Funds are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of July 31, 2007, the Funds have fully amortized their offering costs.

Payments by Affiliate — During the fiscal year ended July 31, 2006, the Analytic Defensive Equity Fund was reimbursed by the Advisor for a net asset value error of $65,161. At July 31, 2007, the Old Mutual Clay Finlay Emerging Markets Fund had a receivable from an affiliate of $3,500 for trading errors. This amount is included in "Other Receivables" on the Statement of Assets and Liabilities.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the year ended July 31, 2007, the following redemption fees were collected by the Funds.

	Class A	Class C	Class Z	Institutional Class
Old Mutual Asset Allocation Conservative Portfolio	$ 40	$ —	$ —	$ —
Old Mutual Asset Allocation Balanced Portfolio	76	239	—	—
Old Mutual Asset Allocation Moderate Growth Portfolio	65	189	—	—
Old Mutual Asset Allocation Growth Portfolio	26	429	—	—
Old Mutual Analytic Defensive Equity Fund	25,139	764	—	—
Old Mutual Analytic Global Defensive Equity Fund	40	—	—	—
Old Mutual Clay Finlay China Fund	22	2,183	48	—
Old Mutual Clay Finlay Emerging Markets Fund	81	—	—	—
Old Mutual Copper Rock Emerging Growth Fund	1,367	—	—	—
Old Mutual International Equity Fund	—	—	100	—

Amounts designated as "—" are either $0 or have been rounded to $0.

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a direct, wholly owned subsidiary of OM Group (UK), which is a direct, wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Funds and the Advisor are parties to Investment Advisory Agreements (the "Advisory Agreements"), under which the Advisor is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund, as follows:

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.850%	Less than $1 billion
	0.825%	From $1 billion to $2 billion
	0.800%	From $2 billion to $3 billion
	0.775%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.900%	Less than $1 billion
	0.875%	From $1 billion to $2 billion
	0.850%	From $2 billion to $3 billion
	0.825%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.900%	Less than $1 billion
	0.875%	From $1 billion to $2 billion
	0.850%	From $2 billion to $3 billion
	0.825%	Greater than $3 billion
Old Mutual Asset Allocation Growth Portfolio	0.950%	Less than $1 billion
	0.925%	From $1 billion to $2 billion
	0.900%	From $2 billion to $3 billion
	0.875%	Greater than $3 billion
Old Mutual Analytic Defensive Equity Fund	0.950%	N/A
Old Mutual Analytic Global Defensive Equity Fund	1.150%	Less than $1 billion
	1.125%	From $1 billion to $2 billion
	1.100%	From $2 billion to $3 billion
	1.075%	Greater than $3 billion
Old Mutual Clay Finlay China Fund	1.350%	Less than $1 billion
	1.325%	From $1 billion to $2 billion
	1.300%	From $2 billion to $3 billion
	1.275%	Greater than $3 billion
Old Mutual Clay Finlay Emerging Markets Fund	1.150%	Less than $1 billion
	1.125%	From $1 billion to $2 billion
	1.100%	From $2 billion to $3 billion
	1.075%	Greater than $3 billion
Old Mutual Copper Rock Emerging Growth Fund	0.900%	N/A
Old Mutual International Equity Fund	1.000%	Less than $1 billion
	0.975%	From $1 billion to $2 billion
	0.950%	From $2 billion to $3 billion
	0.925%	Greater than $3 billion

NOTES TO FINANCIAL STATEMENTS — continued

As of July 31, 2007

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Advisor has entered into expense limitation agreements ("Expense Limitation Agreements") pursuant to which the Advisor has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Asset Allocation Conservative Portfolio	1.50%	2.25%	1.25%	1.25%	December 31, 2008
Old Mutual Asset Allocation Balanced Portfolio	1.55%	2.30%	1.30%	1.30%	December 31, 2008
Old Mutual Asset Allocation Moderate Growth Portfolio	1.55%	2.30%	1.30%	1.30%	December 31, 2008
Old Mutual Asset Allocation Growth Portfolio	1.60%	2.35%	1.35%	1.35%	December 31, 2008
Old Mutual Analytic Defensive Equity Fund	1.45%	2.20%	1.20%	1.15%	December 8, 2007
Old Mutual Analytic Global Defensive Equity Fund	1.95%	2.70%	1.70%	1.40%	December 31, 2008
Old Mutual Clay Finlay China Fund	2.10%	2.85%	1.85%	1.55%	December 31, 2007 [1]
Old Mutual Clay Finlay Emerging Markets Fund	2.10%	2.85%	1.85%	1.35%	December 31, 2007 [2]
Old Mutual Copper Rock Emerging Growth Fund	1.55%	2.30%	1.30%	1.10%	July 31, 2007 [3]
Old Mutual International Equity Fund	1.70%	2.45%	1.45%	1.20%	December 31, 2007 [4]

1 The Advisor has entered into an expense limitation agreement effective January 1, 2008 to limit expenses of Class A, Class C, Class Z and Institutional Class shares of the Old Mutual Clay Finlay China Fund to 1.95%, 2.70%, 1.70% and 1.40%, respectively.

2 The Advisor has entered into an expense limitation agreement effective January 1, 2008 to limit expenses of Class A, Class C, Class Z and Institutional Class shares of the Old Mutual Clay Finlay Emerging Markets Fund to 2.00%, 2.75%, 1.75% and 1.25%, respectively.

3 The Advisor has entered into an expense limitation agreement effective August 1, 2007 to limit expenses of Class A, Class C, Class Z and Institutional Class shares of the Old Mutual Copper Rock Emerging Growth Fund to 1.67%, 2.42%, 1.42% and 1.22%, respectively.

4 The Advisor has entered into an expense limitation agreement effective January 1, 2008 to limit expenses of Class A, Class C, Class Z and Institutional Class shares of the Old Mutual International Equity Fund to 1.52%, 2.27%, 1.27% and 1.02%, respectively.

Reimbursement by the Asset Allocation Funds, Old Mutual Analytic Fund and Old Mutual Copper Rock Fund of the advisory fees waived and other expenses paid by the Advisor pursuant to the applicable Expense Limitation Agreements may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by these Funds will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed; and (iii) the payment of such reimbursement was approved by the Board. Moreover, to the extent that the Advisor reimburses advisory fees or absorbs operating expenses of a Fund, the Advisor may seek payment of such amounts within two fiscal years after the fiscal year in which fees were reimbursed or absorbed. Reimbursement by the International Funds and Old Mutual Analytic Global Fund of the advisory fees waived and other expenses paid by the Advisor pursuant to the applicable Expense Limitation Agreements may be made up to three years after the expenses were reimbursed or absorbed if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At July 31, 2007, the Advisor may seek reimbursement of previously waived and reimbursed fees as follows:

	Expires 2008	Expires 2009	Expires 2010	Total
Old Mutual Asset Allocation Conservative Portfolio	$ 167,678	$ 154,527	$ —	$ 322,205
Old Mutual Asset Allocation Balanced Portfolio	206,398	200,220	—	406,618
Old Mutual Asset Allocation Moderate Growth Portfolio	342,419	268,330	—	610,749
Old Mutual Asset Allocation Growth Portfolio	332,765	261,446	—	594,211
Old Mutual Analytic Defensive Equity Fund	2,068,795	3,329,500	—	5,398,295
Old Mutual Analytic Global Defensive Equity Fund	—	22,507	162,997	185,504
Old Mutual Clay Finlay China Fund	—	92,417	147,900	240,317
Old Mutual Clay Finlay Emerging Markets Fund	—	84,661	100,033	184,694
Old Mutual Copper Rock Emerging Growth Fund	228,745	189,970	—	418,715
Old Mutual International Equity Fund	—	90,035	119,522	209,557

Sub-Advisory Agreements — The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of each of the Asset Allocation Funds, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion and 0.03% for average daily net assets over $2 billion, or (ii) $200,000.

The Trust, on behalf of the Asset Allocation Funds and the Old Mutual International Equity Fund, and the Advisor have entered into sub-advisory agreements (collectively, the "Acadian Sub-Advisory Agreement") with Acadian Asset Management, Inc. ("Acadian"). Acadian is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Acadian, which is computed and paid monthly at an annual rate of 0.45% and 0.60%, for the Asset Allocation Funds and Old Mutual International Equity Fund, respectively. For the Old Mutual International Equity Fund, Acadian is entitled to receive the sub-advisory fee, net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Advisor and net of all breakpoints

The Trust, on behalf of the Asset Allocation Funds, the Old Mutual Analytic Fund, and the Old Mutual Analytic Global Fund and the Advisor have entered into sub-advisory agreements (collectively, the "Analytic Sub-Advisory Agreement") with Analytic Investors, Inc. ("Analytic"). Analytic is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Analytic, which is computed and paid monthly at an annual rate of 0.35%, 0.70% and 0.80% for the Asset Allocation Funds, the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund, respectively. For the Old Mutual Analytic Global Fund, Analytic is entitled to receive the sub-advisory fee, net of 50% of any breakpoints, waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Advisor.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "BHMS Sub-Advisory Agreement") with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"). Barrow Hanley is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the BHMS Sub-Advisory Agreement, Barrow Hanley is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Barrow Hanley, which is computed and paid monthly at an annual rate of 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate, 0.35% for the U.S. Large Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

The Trust, on behalf of the Asset Allocation Funds and the International Funds, and the Advisor have entered into sub-advisory agreements (collectively, the "Clay Finlay Sub-Advisory Agreement") with Clay Finlay Inc. ("Clay Finlay"). Clay Finlay is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Clay Finlay Sub-Advisory Agreement, Clay Finlay is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Clay Finlay, which is computed and paid monthly at an annual rate of 0.45% for the International Large Cap Equity mandate and 0.50% for the Emerging Markets Equity mandate. Clay Finlay is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the International Funds managed by Clay Finlay, which is computed and paid monthly at an annual rate of 1.00%, 0.80% and 0.60% of the Old Mutual Clay Finlay China Fund, Old Mutual Clay Finlay Emerging Markets Fund and Old Mutual International Equity Fund, respectively. For the International Funds, Clay Finlay is entitled to receive the sub-advisory fee net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Advisor and net of all breakpoints.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "Dwight Sub-Advisory Agreement") with Dwight Asset Management Company ("Dwight"). Dwight is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Dwight Sub-Advisory Agreement, Dwight is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Dwight, which is computed and paid monthly at an annual rate of 0.10% for the Cash Management mandate, 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate and 0.25% for the U.S. High Yield Fixed Income mandate.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "THB Sub-Advisory Agreement") with Thomson Horstmann & Bryant, Inc. ("THB"). THB is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the THB Sub-Advisory Agreement, THB is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by THB, which is computed and paid monthly at an annual rate of 0.60% for the U.S. Small Cap Value mandate and 0.50% for the U.S. Mid Cap Value mandate.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement, as amended (the "Heitman Sub-Advisory Agreement") with Heitman Real Estate Securities LLC ("Heitman"). Heitman is a wholly owned subsidiary of Heitman LLC, which is owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Heitman Sub-Advisory Agreement, Heitman is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Heitman which is computed and paid monthly at an annual rate of 0.40%.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "LRC Sub-Advisory Agreement") with Liberty Ridge Capital, Inc. ("Liberty Ridge"). Liberty Ridge is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the LRC Sub-Advisory Agreement, Liberty Ridge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Liberty Ridge, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Blend mandate, 0.45% for the U.S. Mid Cap Equity mandate and 0.50% for the U.S. Small Cap Blend mandate.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "Provident Sub-Advisory Agreement") with Provident Investment Counsel ("Provident"). Provident is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Provident Sub-Advisory Agreement, Provident is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Provident, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Growth mandate and 0.45% for the U.S. Mid Cap Growth mandate.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "Rogge Sub-Advisory Agreement") with Rogge Global Partners PLC ("Rogge"). Rogge is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Rogge Sub-Advisory Agreement for the Asset Allocation Funds, Rogge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Rogge, which is computed and paid monthly at an annual rate of 0.25%.

The Trust, on behalf of the Asst Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "TS&W Sub-Advisory Agreement") with Thompson, Siegel & Walmsley, LLC ("TS&W"). TS&W is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the TS&W Sub-Advisory Agreement, TS&W is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by TS&W, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Value mandate, 0.40% for the U.S. All Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate, 0.475% for the U.S. Small/Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

The Trust, on behalf of the Asset Allocation Funds and the Old Mutual Copper Rock Fund, and the Advisor have entered into sub-advisory agreements (collectively, the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). OMUSH owns 60% of the limited liability company interests of Copper Rock. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Copper Rock, which is computed and paid monthly at an annual rate of 0.55% and 0.60%, for the Asset Allocation Funds and Old Mutual Copper Rock Fund, respectively.

The Sub-Advisory Agreements obligate the sub-advisors, other than Ibbotson, to: (i) manage the investment operations of the assets managed by the sub-advisor and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-advisor and to determine from time to time what investment and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-advisor will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectuses or as the Board or the Advisor may direct from time to time, in conformity with federal securities laws. The Ibbotson Sub-Advisory Agreement obligates Ibbotson to: (i) serve as the strategic asset allocation consultant and sub-advisor to the Advisor for investment model creation and maintenance of each Asset Allocation Fund, consistent with the selection of sub-advisors, based upon Ibbotson's recommendations related to appropriate market sectors and investment strategies; (ii) recommend a continuous investment allocation program for each Asset Allocation Fund in accordance with each Asset Allocation Fund's respective investment objectives, policies and restrictions as stated in the Prospectuses; and (iii) monitor and make recommendations to the Advisor regarding possible changes to the sub-advisors and their investment strategies.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), a wholly owned subsidiary of the Advisor, entered into an Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. The Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party. The Administrator and SEI Investments Global Funds Services (the "Sub-Administrator") entered into a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement"), pursuant to which the Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. SEI Investments Management Corporation ("SEI Investments"), which is a wholly-owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. Under the Sub-Administrative Agreement, the Administrator pays the Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds II and the Old Mutual Insurance Series Fund of: (i) 0.0165% of the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.010% of the excess over $20 billion and (B) a fee based on the aggregate number of Funds of the Trust, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund calculated at the sum of between $50,000 and $60,000 per Fund, depending on the total number of funds. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Administrator has provided notice to the Sub-Administrator of its intent to terminate the Sub-Administrative Agreement.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), a wholly owned subsidiary of the Advisor, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plans for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distribution fees and Class C shares are authorized to pay the maximum amount of distribution fees.

Pursuant to the Service Plans for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Distributor will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Advisor or sub-advisors may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the period ended July 31, 2007, it retained the following:

	Service Fees		Distribution Fees
	Class A	Class C	Class C
Old Mutual Asset Allocation Conservative Portfolio	$ 1,241	$ 29,146	$ 87,558
Old Mutual Asset Allocation Balanced Portfolio	4,499	112,763	338,288
Old Mutual Asset Allocation Moderate Growth Portfolio	8,440	191,270	573,810
Old Mutual Asset Allocation Growth Portfolio	8,419	117,340	352,019
Old Mutual Analytic Defensive Equity Fund	138,137	466,286	1,398,859
Old Mutual Analytic Global Defensive Equity Fund	6,984	13,994	41,981
Old Mutual Clay Finlay China Fund	6,750	17,871	53,613
Old Mutual Clay Finlay Emerging Markets Fund	1,603	1,628	4,884
Old Mutual Copper Rock Emerging Growth Fund	6,988	950	2,851
Old Mutual International Equity Fund	473	1,412	4,235

DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

U.S. Bank, N.A. serves as the custodian for each of the Asset Allocation Funds and the Old Mutual Copper Rock Fund. The Bank of New York Mellon serves as custodian of the International Funds and Old Mutual Analytic Global Fund. Union Bank of California ("UBOC") serves as custodian of the Old Mutual Analytic Fund. The Trust has provided written notice to U.S. Bank, N.A. and UBOC of its intent to terminate the custodian agreement with these banks.

The Funds have entered into a shareholder servicing agreement with the Administrator to provide shareholder support and other shareholder account-related services. The shareholder service fees are reviewed periodically and approved annually by the Board. Shareholder service fees paid to Old Mutual Fund Services for the year ended July 31, 2007 were as follows:

Old Mutual Asset Allocation Conservative Portfolio	$ 1,399
Old Mutual Asset Allocation Balanced Portfolio	4,774
Old Mutual Asset Allocation Moderate Growth Portfolio	9,160
Old Mutual Asset Allocation Growth Portfolio	10,821
Old Mutual Analytic Defensive Equity Fund	12,616
Old Mutual Analytic Global Defensive Equity Fund	800
Old Mutual Clay Finlay China Fund	1,857
Old Mutual Clay Finlay Emerging Markets Fund	213
Old Mutual Copper Rock Emerging Growth Fund	767
Old Mutual International Equity Fund	316

From January 2006 to October 2006, the Funds were billed inaccurate shareholder service fees as a result of a clerical error. The error was identified in October 2006 and the Administrator reimbursed the Funds an amount aggregating $186,761 to correct the impact of the error.

On September 7, 2004, the Board approved an agreement between the Funds and the Administrator to provide shareholder related web development and maintenance services. For its services for the year ended July 31, 2007, Old Mutual Fund Services received a fee of $241,533, which was allocated to each Fund quarterly based on average net assets.

Officers and Trustees of the Funds who are or were officers of the Advisor, Administrator, Sub-Administrator or Distributor received no compensation from the Funds.

4. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisor Funds, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund (together, the "Trusts"), on behalf of each series portfolio of the Trusts (the "OM Funds"), each of the OM Funds may lend an amount up to its prospectus-defined limitations to other OM Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts. The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the OM Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the OM Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the year or period ended July 31, 2007.

5. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the year ended July 31, 2007 were as follows:

	Purchases (000)		Sales and Maturities (000)	
	U.S. Government	Other	U.S. Government	Other
Old Mutual Asset Allocation Conservative Portfolio	$28,700	$ 30,341	$21,734	$ 25,825
Old Mutual Asset Allocation Balanced Portfolio	61,175	152,511	42,593	120,904
Old Mutual Asset Allocation Moderate Growth Portfolio	40,622	227,963	30,585	180,130
Old Mutual Asset Allocation Growth Portfolio	—	200,148	—	139,656
Old Mutual Analytic Defensive Equity Fund	—	1,590,694	—	1,349,340
Old Mutual Analytic Global Defensive Equity Fund	—	60,755	—	25,547
Old Mutual Clay Finlay China Fund	—	101,090	—	77,087
Old Mutual Clay Finlay Emerging Markets Fund	—	11,534	—	6,372
Old Mutual Copper Rock Emerging Growth Fund	—	162,749	—	150,214
Old Mutual International Equity Fund	—	14,242	—	8,089

Transactions in option contracts written in the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund for the year ended July 31, 2007, were as follows:

	Old Mutual Analytic Defensive Equity Fund		Old Mutual Analytic Global Defensive Equity Fund	
	Number of Contracts	Premiums	Number of Contracts	Premiums
Outstanding at July 31, 2006	7,825	$ 10,584,951	16	$ 35,702
Options written	129,500	208,263,261	3,372	5,409,004
Options terminated in closing purchasing transactions	(108,605)	(190,943,875)	(2,246)	(4,287,692)
Options expired	(10,470)	(10,134,384)	(673)	(353,571)
Outstanding at July 31, 2007	18,250	$ 17,769,953	469	$ 803,443

Notes to Financial Statements — continued

6. Share Transactions

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio		Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio	
	8/1/06 to 7/31/07	8/1/05 to 7/31/06	8/1/06 to 7/31/07	8/1/05 to 7/31/06	8/1/06 to 7/31/07	8/1/05 to 7/31/06	8/1/06 to 7/31/07	8/1/05 to 7/31/06
Shares Issued and Redeemed (000):								
Class A								
Shares Issued	644	490	1,435	1,973	1,866	2,744	1,989	1,845
Shares Issued upon Reinvestment of Distributions	23	13	83	31	65	12	33	8
Shares Redeemed	(359)	(331)	(763)	(480)	(1,478)	(493)	(658)	(348)
Total Class A Share Transactions	308	172	755	1,524	453	2,263	1,364	1,505
Class C								
Shares Issued	1,264	1,336	4,228	3,676	5,662	5,782	3,545	3,022
Shares Issued upon Reinvestment of Distributions	22	9	82	21	81	9	53	9
Shares Redeemed	(714)	(377)	(1,074)	(493)	(1,864)	(509)	(932)	(177)
Total Class C Share Transactions	572	968	3,236	3,204	3,879	5,282	2,666	2,854
Class Z								
Shares Issued	44	—	46	—	38	—	43	—
Shares Issued upon Reinvestment of Distributions	1	—	—	—	—	—	—	—
Shares Redeemed	—	—	—	—	—	—	—	—
Total Class Z Share Transactions	45	—	46	—	38	—	43	—
Institutional Class								
Shares Issued	16	21	86	97	337	116	512	685
Shares Issued upon Reinvestment of Distributions	17	13	37	21	15	5	22	5
Shares Redeemed	(54)	(2)	(147)	(18)	(72)	(4)	(64)	(24)
Total Institutional Class Share Transactions	(21)	32	(24)	100	280	117	470	666
Net Increase in Shares Outstanding	904	1,172	4,013	4,828	4,650	7,662	4,543	5,025

* Inception date of the Fund.

[1] On December 9, 2005, the Old Mutual Analytic Defensive Equity Fund (the "Fund") acquired substantially all of the net assets of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of the Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund. The Fund changed its fiscal year from December 31 to July 31 beginning in the fiscal year 2006. See Note 1 in Notes to Financial Statements.

[2] Class A and Class C shares commenced operations on March 31, 2005.

[3] The Fund's Z Class is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.

[4] Institutional Class Shares commenced operations on December 9, 2005.

Amounts designated as "—" are either 0 or have been rounded to 0.

	Old Mutual Analytic Defensive Equity Fund[1]			Old Mutual Analytic Global Defensive Equity Fund		Old Mutual Clay Finlay China Fund		Old Mutual Clay Finlay Emerging Markets Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/06 to 7/31/07	1/1/06 to 7/31/06	1/1/05 to 12/31/05	8/1/06 to 7/31/07	5/31/06* to 7/31/06	8/1/06 to 7/31/07	12/30/05* to 7/31/06	8/1/06 to 7/31/07	12/30/05* to 7/31/06	8/1/06 to 7/31/07	8/1/05 to 7/31/06	8/1/06 to 7/31/07	12/30/05* to 7/31/06
	27,227	15,217	10,244	2,187	26	1,876	200	344	33	1,674	2,711	158	23
	24	—	227	—	—	22	—	2	—	—	—	1	—
	(7,714)	(2,997)	(349)	(63)	—	(933)	(9)	(93)	(2)	(871)	(732)	(21)	—
	19,537	12,220	10,122[2]	2,124	26	965	191	253	31	803	1,979	138	23
	11,805	9,281	6,911	1,720	11	840	60	99	11	22	42	98	16
	—	—	61	—	—	5	—	1	—	—	—	1	—
	(3,482)	(594)	(197)	(32)	—	(209)	—	(6)	(3)	(19)	(5)	(10)	—
	8,323	8,687	6,775[2]	1,688	11	636	60	94	8	3	37	89	16
	1,307	947	24,270	46	—	240	2	64	—	43	—	75	—
	22	—	895	—	—	—	—	—	—	—	—	—	—
	(2,982)	(8,009)	(12,346)	—	—	(93)	—	—	—	—	—	(1)	—
	(1,653)	(7,062)	12,819[3]	46	—	147	2	64	—	43	—	74	—
	1,938	517	—	1	250	11	951	1	250	1,734	5,065	208	500
	1	—	—	—	—	24	—	9	—	—	—	19	—
	(34)	—	—	—	—	(1)	—	—	—	(1,322)	(602)	(4)	—
	1,905	517	—[4]	1	250	34	951	10	250	412	4,463	223	500
	28,112	14,362	29,716	3,859	287	1,782	1,204	421	289	1,261	6,479	524	539

Notes to Financial Statements — continued

7. Foreign Holdings Risk

Each Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

8. Federal Tax Information

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2007, primarily attributable to certain net operating losses, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities for tax purposes, reclassifications of long-term capital gain distributions on Real Estate Investment Trust securities, reclassifications of capital gain distributions investments in Passive Foreign Investment Companies, foreign currency translation and return of capital which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Accumulated Net Realized Gain (000)	Increase/(Decrease) Undistributed Net Investment Income (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 100	$ (100)
Old Mutual Asset Allocation Balanced Portfolio	267	(267)
Old Mutual Asset Allocation Moderate Growth Portfolio	339	(339)
Old Mutual Analytic Defensive Equity Fund	(4,963)	4,963
Old Mutual Analytic Global Defensive Equity Fund	10	(10)
Old Mutual Clay Finlay China Fund	19	(19)
Old Mutual Copper Rock Emerging Growth Fund	(923)	923
Old Mutual International Equity Fund	5	(5)

The tax character of dividends and distributions declared during the year or periods ended July 31, 2007 and 2006 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio			
2007	$ 889	$ 140	$ 1,029
2006	562	—	562
Old Mutual Asset Allocation Balanced Portfolio			
2007	2,576	1,142	3,718
2006	1,230	—	1,230
Old Mutual Asset Allocation Moderate Growth Portfolio			
2007	2,292	1,107	3,399
2006	500	—	500

	Ordinary Income (000)	Long Term Capital Gain (000)	Total (000)
Old Mutual Asset Allocation Growth Portfolio			
2007	$ 1,357	$ 840	$ 2,197
2006	419	3	422
Old Mutual Analytic Defensive Equity Fund			
2007	887	—	887
2006	—	—	—
2005*	16,715	3,195	19,910
Old Mutual Analytic Global Defensive Equity Fund			
2007	14	—	14
2006	—	—	—
Old Mutual Clay Finlay China Fund			
2007	1,116	—	1,116
2006	—	—	—
Old Mutual Clay Finlay Emerging Markets Fund			
2007	178	—	178
2006	—	—	—
Old Mutual International Equity Fund			
2007	261	—	261
2006	—	—	—

* Based on previous fiscal year of December 31.

Amounts designated as "—" are either $0 or have been rounded to $0.

The Old Mutual Copper Rock Fund had no distributions during the years ended July 31, 2006 and 2007, respectively.

As of July 31, 2007, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long Term Capital Gain (000)	Capital Loss Carryforwards (000)	Post October Losses (000)	Post October Currency Losses (000)	Unrealized Appreciation/ (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 532	$ 495	$ —	$ —	$ —	$ 1,905	$ (14)	$ 2,918
Old Mutual Asset Allocation Balanced Portfolio	4,911	2,259	—	—	(28)	11,425	(32)	18,535
Old Mutual Asset Allocation Moderate Growth Portfolio	7,417	3,557	—	—	(114)	20,296	(18)	31,138
Old Mutual Asset Allocation Growth Portfolio	4,969	2,430	—	—	(185)	16,179	(15)	23,378
Old Mutual Analytic Defensive Equity Fund	51,192	—	—	(14,394)	—	69,503	(16,514)	89,787
Old Mutual Analytic Global Defensive Equity Fund	1,331	133	—	—	(46)	(831)	(348)	239
Old Mutual Clay Finlay China Fund	9,125	1,624	—	—	(9)	13,262	—	24,002
Old Mutual Clay Finlay Emerging Markets Fund	625	181	—	—	—	1,820	(8)	2,618
Old Mutual Copper Rock Emerging Growth Fund	1,360	2,115	—	—	—	9,798	—	13,273
Old Mutual International Equity Fund	529	245	—	—	(10)	1,377	—	2,141

Amounts designated as "—" are either $0 or have been rounded to $0.

Notes to Financial Statements — concluded

As of July 31, 2007

For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains. During the year ended July 31, 2007, the Analytic Defensive Equity Fund and Copper Rock Emerging Growth Fund utilized $10,377,598 and $100,713 of capital loss carry-forwards to offset net realized capital gains. Post-October losses represent losses realized on investment transactions from November 1, 2006 through July 31, 2007 that, in accordance with Federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year. The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short and written option contracts, held by each Fund at July 31, 2007 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (Depreciation) (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 44,693	$ 2,671	$ (769)	$ 1,902
Old Mutual Asset Allocation Balanced Portfolio	168,800	15,548	(4,127)	11,421
Old Mutual Asset Allocation Moderate Growth Portfolio	216,963	26,442	(6,145)	20,297
Old Mutual Asset Allocation Growth Portfolio	162,466	21,744	(5,564)	16,180
Old Mutual Analytic Defensive Equity Fund	1,186,601	102,641	(35,554)	67,087
Old Mutual Analytic Global Defensive Equity Fund	52,503	1,382	(2,059)	(677)
Old Mutual Clay Finlay China Fund	48,415	14,019	(757)	13,262
Old Mutual Clay Finlay Emerging Markets Fund	9,266	1,902	(92)	1,810
Old Mutual Copper Rock Emerging Growth Fund	94,076	13,566	(3,767)	9,799
Old Mutual International Equity Fund	12,726	1,634	(258)	1,376

9. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Funds will not be required to adopt FIN 48 until January 31, 2008. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Based on its analysis, the Advisor does not believe that the adoption of FIN 48 will have a material impact to the Funds' financial statements upon adoption. However, the Advisor's conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of and changes to tax laws, regulations and interpretations thereof.

In September 2006, FASB issued *Statement on Financial Accounting Standards* (SFAS) No. 157, *"Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. As of July 31, 2007, the Funds do not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of Old Mutual Advisor Funds:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Old Mutual Asset Allocation Conservative Portfolio, Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio, Old Mutual Asset Allocation Growth Portfolio, Old Mutual Analytic Defensive Equity Fund, Old Mutual Analytic Global Defensive Equity Fund, Old Mutual Clay Finlay China Fund, Old Mutual Clay Finlay Emerging Markets Fund, Old Mutual Copper Rock Emerging Growth Fund and Old Mutual International Equity Fund (ten of the thirteen funds constituting Old Mutual Advisor Funds, hereafter referred to as the "Funds") at July 31, 2007 and the results of each of their operations and the changes in each of their net assets and the financial highlights for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at July 31, 2007 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

NOTICE TO SHAREHOLDERS (Unaudited)

For shareholders that do not have a July 31, 2007 tax year end, this notice is for informational purposes only. For shareholders with a July 31, 2007 tax year end, please consult your tax advisor as to the pertinance of this notice. For the fiscal year ended July 31, 2007, each Fund is designating the following items with regard to distributions paid during the year.

	Long Term Capital Gain Distribution	Ordinary Income Distribution	Total Distributions	Qualifying for Corporate Dividends Received Deduction (1)	Qualifying Dividend Income (2)	U.S. Government Interest (3)	Foreign Investors Qualified Interest Income (4)	Qualified Short-Term Capital Gain (5)
Old Mutual Asset Allocation Conservative Portfolio	13.65%	86.35%	100.00%	12.82%	16.40%	14.52%	71.57%	100.00%
Old Mutual Asset Allocation Balanced Portfolio	30.72%	69.28%	100.00%	17.95%	26.69%	7.23%	26.15%	100.00%
Old Mutual Asset Allocation Moderate Growth Portfolio	32.58%	67.42%	100.00%	22.54%	44.64%	4.01%	22.34%	100.00%
Old Mutual Asset Allocation Growth Portfolio	38.24%	61.76%	100.00%	18.57%	37.21%	0.00%	0.00%	100.00%
Old Mutual Analytic Defensive Equity Fund	0.00%	100.00%	100.00%	18.74%	16.85%	3.96%	7.15%	0.00%
Old Mutual Analytic Global Defensive Equity Fund (6)	0.00%	100.00%	100.00%	0.00%	25.52%	2.85%	4.09%	0.00%
Old Mutual Clay Finlay China Fund (7)	0.00%	100.00%	100.00%	0.45%	3.58%	0.00%	0.30%	100.00%
Old Mutual Clay Finlay Emerging Markets Fund (8)	0.00%	100.00%	100.00%	0.00%	7.96%	0.00%	13.92%	100.00%
Old Mutual Copper Rock Emerging Growth Fund	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Old Mutual International Equity Fund (9)	0.00%	100.00%	100.00%	0.00%	36.25%	0.00%	6.54%	100.00%

(1) Qualifying dividends represent dividends which qualify for the corporate dividends received deduction and are reflected as a percentage of ordinary Income distributions (the total of short term capital gain and net investment income distributions).

(2) The percentage in this column represents the amount of "Qualifying Dividend Income" as created by the Jobs and Growth Tax Relief Reconciliation Act of 2003 and is reflected as a percentage of ordinary income distributions (the total of short term capital gain and net investment income distributions). It is the intention of each of the aforementioned Funds to designate the maximum amount permitted by law.

(3) "U.S. Government Interest" represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for shareholders of the Old Mutal Advisor Funds who are residents of California, Connecticut and New York, the statutory threshhold requirements were not satisified to permit exemption of these amounts from state income.

(4) The percentage in this column represents the amount of "Qualifying Interest Income" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of net investment income distributions that is exempt from U.S withholding tax when paid to foreign investors.

(5) The percentage in this column represents the amount of "Qualifying Short-Term Capital Gain" as created by the American Jobs Creation Act of 2004 and is reflected as a percentage of short-term capital gain distributions that is exempt from U.S withholding tax when paid to foreign investors.

(6) The Fund intends to pass through a foreign tax credit to the shareholders. For fiscal year ended 2007, the total amount of foreign source income is $249,651. The total amount of foreign tax to be paid is $27,068. Your allocable share of the foreign tax credit will be reported on Form 1099 DIV.

(7) The Fund intends to pass through a foreign tax credit to the shareholders. For fiscal year ended 2007 the total amount of foreign source income is $951,046. The total amount of foreign tax to be paid is $10,799. Your allocable share of the foreign tax credit will be reported on Form 1099 DIV.

(8) The Fund intends to pass through a foreign tax credit to the shareholders. For fiscal year ended 2007, the total amount of foreign source income is $74,624. The total amount of foreign tax to be paid is $12,138. Your allocable share of the foreign tax credit will be reported on Form 1099 DIV.

(9) The Fund intends to pass through a foreign tax credit to the shareholders. For fiscal year end 2007, the total amount of foreign source income is $191,549. The total amount of foreign tax to be paid is $26,162. Your allocable share of the foreign tax credit will be reported on Form 1099 DIV.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888.772.2888 toll-free; (ii) on the Trust's website at oldmutualfunds.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007 is available on the Trust's website at oldmutualfunds.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

Fᴜɴᴅ Exᴘᴇɴsᴇs Exᴀᴍᴘʟᴇ (Unaudited)

Six Month Hypothetical Expense Example July 31, 2007

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended July 31, 2007.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 2/01/07	Ending Account Value 7/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*		Beginning Account Value 2/01/07	Ending Account Value 7/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Conservative Portfolio — Class A					**Old Mutual Asset Allocation Balanced Portfolio — Class Z**				
Actual Fund Return	$1,000.00	$1,029.70	1.50%	$ 7.55	Actual Fund Return	$1,000.00	$1,043.90	1.30%	$ 6.59
Hypothetical 5% Return	1,000.00	1,017.36	1.50	7.50	Hypothetical 5% Return	1,000.00	1,018.35	1.30	6.51
Old Mutual Asset Allocation Conservative Portfolio — Class C					**Old Mutual Asset Allocation Balanced Portfolio — Institutional Class**				
Actual Fund Return	1,000.00	1,026.20	2.25	11.30	Actual Fund Return	1,000.00	1,043.90	1.30	6.59
Hypothetical 5% Return	1,000.00	1,013.64	2.25	11.23	Hypothetical 5% Return	1,000.00	1,018.35	1.30	6.51
Old Mutual Asset Allocation Conservative Portfolio — Class Z					**Old Mutual Asset Allocation Moderate Growth Portfolio — Class A**				
Actual Fund Return	1,000.00	1,030.90	1.25	6.29	Actual Fund Return	1,000.00	1,040.10	1.55	7.84
Hypothetical 5% Return	1,000.00	1,018.60	1.25	6.26	Hypothetical 5% Return	1,000.00	1,017.11	1.55	7.75
Old Mutual Asset Allocation Conservative Portfolio — Institutional Class					**Old Mutual Asset Allocation Moderate Growth Portfolio — Class C**				
Actual Fund Return	1,000.00	1,031.80	1.25	6.30	Actual Fund Return	1,000.00	1,036.60	2.30	11.61
Hypothetical 5% Return	1,000.00	1,018.60	1.25	6.26	Hypothetical 5% Return	1,000.00	1,013.39	2.30	11.48
Old Mutual Asset Allocation Balanced Portfolio — Class A					**Old Mutual Asset Allocation Moderate Growth Portfolio — Class Z**				
Actual Fund Return	1,000.00	1,041.90	1.55	7.85	Actual Fund Return	1,000.00	1,042.20	1.30	6.58
Hypothetical 5% Return	1,000.00	1,017.11	1.55	7.75	Hypothetical 5% Return	1,000.00	1,018.35	1.30	6.51
Old Mutual Asset Allocation Balanced Portfolio — Class C					**Old Mutual Asset Allocation Moderate Growth Portfolio — Institutional Class**				
Actual Fund Return	1,000.00	1,038.50	2.30	11.63	Actual Fund Return	1,000.00	1,041.40	1.30	6.58
Hypothetical 5% Return	1,000.00	1,013.39	2.30	11.48	Hypothetical 5% Return	1,000.00	1,018.35	1.30	6.51

	Beginning Account Value 2/01/07	Ending Account Value 7/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Growth Portfolio — Class A				
Actual Fund Return	$1,000.00	$1,037.80	1.60%	$ 8.08
Hypothetical 5% Return	1,000.00	1,016.86	1.60	8.00
Old Mutual Asset Allocation Growth Portfolio — Class C				
Actual Fund Return	1,000.00	1,034.20	2.35	11.85
Hypothetical 5% Return	1,000.00	1,013.14	2.35	11.73
Old Mutual Asset Allocation Growth Portfolio — Class Z				
Actual Fund Return	1,000.00	1,039.70	1.35	6.83
Hypothetical 5% Return	1,000.00	1,018.10	1.35	6.76
Old Mutual Asset Allocation Growth Portfolio — Institutional Class				
Actual Fund Return	1,000.00	1,039.70	1.35	6.83
Hypothetical 5% Return	1,000.00	1,018.10	1.35	6.76
Old Mutual Analytic Defensive Equity Fund — Class A				
Actual Fund Return	1,000.00	1,009.70	1.55	7.72
Hypothetical 5% Return	1,000.00	1,017.60	1.55	7.75
Old Mutual Analytic Defensive Equity Fund — Class C				
Actual Fund Return	1,000.00	1,006.70	2.30	11.44
Hypothetical 5% Return	1,000.00	1,013.88	2.30	11.48
Old Mutual Analytic Defensive Equity Fund— Class Z				
Actual Fund Return	1,000.00	1,011.80	1.30	6.48
Hypothetical 5% Return	1,000.00	1,018.84	1.30	6.51
Old Mutual Analytic Defensive Equity Fund — Institutional Class				
Actual Fund Return	1,000.00	1,011.80	1.24	6.19
Hypothetical 5% Return	1,000.00	1,019.09	1.24	6.21
Old Mutual Analytic Global Defensive Equity Fund — Class A				
Actual Fund Return	1,000.00	1,024.30	3.09	15.51
Hypothetical 5% Return	1,000.00	1,009.47	3.09	15.40
Old Mutual Analytic Global Defensive Equity Fund — Class C				
Actual Fund Return	1,000.00	1,019.90	3.84	19.23
Hypothetical 5% Return	1,000.00	1,005.75	3.84	19.10
Old Mutual Analytic Global Defensive Equity Fund — Class Z				
Actual Fund Return	1,000.00	1,025.20	2.84	14.26
Hypothetical 5% Return	1,000.00	1,010.71	2.84	14.16
Old Mutual Analytic Global Defensive Equity Fund — Institutional Class				
Actual Fund Return	1,000.00	1,026.10	2.54	12.66
Hypothetical 5% Return	1,000.00	1,012.30	2.54	12.57
Old Mutual Clay Finlay China Fund — Class A				
Actual Fund Return	1,000.00	1,294.50	2.10	11.95
Hypothetical 5% Return	1,000.00	1,014.38	2.10	10.49
Old Mutual Clay Finlay China Fund — Class C				
Actual Fund Return	1,000.00	1,291.20	2.85	16.19
Hypothetical 5% Return	1,000.00	1,010.66	2.85	14.21

	Beginning Account Value 2/01/07	Ending Account Value 7/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Clay Finlay China Fund — Class Z				
Actual Fund Return	$1,000.00	$1,296.70	1.85%	$10.53
Hypothetical 5% Return	1,000.00	1,015.62	1.85	9.25
Old Mutual Clay Finlay China Fund — Institutional Class				
Actual Fund Return	1,000.00	1,299.50	1.55	8.84
Hypothetical 5% Return	1,000.00	1,017.11	1.55	7.75
Old Mutual Clay Finlay Emerging Markets Fund — Class A				
Actual Fund Return	1,000.00	1,171.10	2.10	11.30
Hypothetical 5% Return	1,000.00	1,014.38	2.10	10.49
Old Mutual Clay Finlay Emerging Markets Fund — Class C				
Actual Fund Return	1,000.00	1,167.90	2.85	15.32
Hypothetical 5% Return	1,000.00	1,010.66	2.85	14.21
Old Mutual Clay Finlay Emerging Markets Fund — Class Z				
Actual Fund Return	1,000.00	1,173.60	1.85	9.97
Hypothetical 5% Return	1,000.00	1,015.62	1.85	9.25
Old Mutual Clay Finlay Emerging Markets Fund — Institutional Class				
Actual Fund Return	1,000.00	1,176.50	1.35	7.29
Hypothetical 5% Return	1,000.00	1,018.10	1.35	6.76
Old Mutual Copper Rock Emerging Growth Fund — Class A				
Actual Fund Return	1,000.00	1,084.90	1.55	8.01
Hypothetical 5% Return	1,000.00	1,017.11	1.55	7.75
Old Mutual Copper Rock Emerging Growth Fund — Class C				
Actual Fund Return	1,000.00	1,081.80	2.30	11.87
Hypothetical 5% Return	1,000.00	1,013.39	2.30	11.48
Old Mutual Copper Rock Emerging Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,086.30	1.30	6.72
Hypothetical 5% Return	1,000.00	1,018.35	1.30	6.51
Old Mutual Copper Rock Emerging Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,087.80	1.10	5.69
Hypothetical 5% Return	1,000.00	1,019.34	1.10	5.51
Old Mutual International Equity Fund — Class A				
Actual Fund Return	1,000.00	1,101.10	1.70	8.86
Hypothetical 5% Return	1,000.00	1,016.36	1.70	8.50
Old Mutual International Equity Fund — Class C				
Actual Fund Return	1,000.00	1,096.90	2.45	12.74
Hypothetical 5% Return	1,000.00	1,012.65	2.45	12.23
Old Mutual International Equity Fund — Class Z				
Actual Fund Return	1,000.00	1,102.40	1.45	7.56
Hypothetical 5% Return	1,000.00	1,017.60	1.45	7.25
Old Mutual International Equity Fund — Institutional Class				
Actual Fund Return	1,000.00	1,103.80	1.20	6.26
Hypothetical 5% Return	1,000.00	1,018.84	1.20	6.01

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

ACTIVITIES AND COMPOSITION OF THE BOARD OF TRUSTEES AND OFFICERS OF THE TRUST — As of July 31, 2007 (Unaudited)

Trustees and Officers of the Trust

The management and affairs of the Trust are supervised by the Board under the laws of the State of Delaware. The Board has approved contracts under which, as described above, certain companies provide essential management services to the Trust. The Board and executive officers of the Trust and their principal occupations for the last five years are set forth below. Each may have held other positions with the named companies during that period. The address for each of the Trustees and executive officers of the Trust is 4643 South Ulster Street, Suite 600, Denver, Colorado 80237. The Funds' Statement of Additional Information includes additional information about the Funds' Trustees and is available, without charge, upon request by calling 1-888-772-2888.

Independent Trustees

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
L. Kent Moore (Age: 51)	Chairman of the Board and Trustee	Trustee since 2004	Partner, WillSource Enterprise, LLC (oil and gas exploration and production), since November 2005. Managing Director, High Sierra Energy, LP (holding company of natural resource related businesses), 2004 - 2005. Portfolio Manager, Janus Capital (money management), 2000 - 2002.	16	Foothills Energy Ventures, LLC, TS&W/Claymore Tax-Advantaged Balanced Fund, and Old Mutual/ Claymore Long Short Fund.
John R. Bartholdson (Age: 62)	Trustee	Trustee since 2004	Retired. Chief Financial Officer, The Triumph Group, Inc. (manufacturing), 1992 – April 2007.	43	Old Mutual Insurance Series Fund, Old Mutual Advisor Funds II, ING Clarion Real Estate Income Fund, and ING Clarion Global Real Estate Income Fund.
Robert M. Hamje (Age: 65)	Trustee	Trustee since 2004	Retired. President and Chief Investment Officer, TRW Investment Management Company (investment management), 1984 - 2003.	16	TS&W/Claymore Tax-Advantaged Balanced Fund and Old Mutual/ Claymore Long-Short Fund.
Jarrett B. Kling (Age: 64)	Trustee	Trustee since 2004	Managing Director, ING Clarion Real Estate Securities (investment advisor).	16	Hirtle Callaghan Trust, ING Clarion Real Estate Income Fund, ING Clarion Global Real Estate Income Fund, and ING Clarion.

Interested Trustee and Advisory Trustee

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in the Old Mutual Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Julian F. Sluyters ** (Age: 47)	Interested Trustee, President, and Principal Executive Officer	Trustee, President, and Principal Executive Officer since 2006	President and Chief Operating Officer, Old Mutual Capital, Inc., since September 2006. President and Chief Executive Officer, Scudder family of funds, 2004 – December 2005. Managing Director, UBS Global Asset Management, and President and Chief Executive Officer, UBS Fund Services, 2001 – 2003.	16	None
Walter W. Driver, Jr.*** (Age: 62)	Advisory Trustee	Advisory Trustee since 2006	Chairman – Southeast, Goldman Sachs & Co., since January 2006. Chairman, King & Spalding LLP (law firm), 1970 - January 2006.	16	Total Systems Services, Inc.

  * Trustee of the Trust until such time as his or her successor is duly elected and appointed.

  ** Mr. Sluyters is a Trustee who may be deemed to be an "interested person" of the Trust, as that term is defined in the 1940 Act, because he is an officer of the Advisor.

*** Mr. Driver commenced service as a Trustee in May 2005. Effective January 20, 2006, he resigned as a Trustee. Effective January 23, 2006, the Board appointed Mr. Driver an Advisory Trustee of the Trust, with no voting rights.

Officers

Name and Age	Position(s) Held with the Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
James F. Lummanick (Age: 59)	Vice President and Chief Compliance Officer	Since 2005	Senior Vice President and Chief Compliance Officer, Old Mutual Capital, Inc., Old Mutual Investment Partners and Old Mutual Fund Services, Inc., since 2005. Chief Compliance Officer, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund, since 2005. Senior Vice President and Director of Compliance, Calamos Advisors LLC, 2004 - 2005. Vice President and Chief Compliance Officer, Invesco Funds Group, Inc. 1996 - 2004.
Andra C. Ozols (Age: 46)	Vice President and Secretary	Since 2005	Senior Vice President, Secretary, and General Counsel, Old Mutual Capital, Inc., since 2005. Executive Vice President (2004 - May 2005), General Counsel and Secretary (2002 - 2005 and January 1998 - October 1998), and Vice President (2002 - 2004), ICON Advisors, Inc. Director of ICON Management & Research Corporation (2003 - 2005). Executive Vice President (2004 - 2005), General Counsel and Secretary (2002 - 2005) and Vice President (2002 - 2004), ICON Distributors, Inc. Executive Vice President and Secretary, ICON Insurance Agency, Inc. (2004 - 2005). Vice President (1999 - 2002) and Assistant General Counsel (1998 - 2002), Founders Asset Management LLC.
Karen S. Proc (Age: 37)	Assistant Secretary	Since 2005	Vice President (since 2006) and Associate General Counsel (since 2005), Old Mutual Capital, Inc. Associate General Counsel, Founders Asset Management LLC, 2002 - 2005. Associate Attorney, Myer, Swanson, Adams & Wolf, P.C., 1998 - 2002.
Robert T. Kelly (Age: 38)	Treasurer and Principal Financial Officer	Since 2006	Vice President/Director, Old Mutual Capital, Inc. and Old Mutual Fund Services, since October 2006. Vice President of Portfolio Accounting, Founders Asset Management LLC, 2000 - September 2006.
Robert D. Lujan (Age: 40)	Assistant Treasurer	Since 2006	Fund Services Manager, Old Mutual Capital, Inc., since July 2006. Fund Accounting Supervisor, Janus Capital Group, 2003 - July 2006. Senior Fund Accountant, Janus Capital Management L.L.C., 2001 - 2003.
Kathryn A. Burns (Age: 30)	Assistant Treasurer	Since 2006	Regulatory Reporting Manager, Old Mutual Fund Services, since August 2006. Manager (2004 – July 2006) and Senior Associate (2001 – 2004), PricewaterhouseCoopers LLP.

* Officer of the Trust until such time as his or her successor is duly elected and qualified.

Considerations of the Board in Approving Investment Advisory Agreements and Investment Sub-Advisory Agreements (Unaudited)

Summary of Advisory and Sub-Advisory Agreements Approved by the Board

Old Mutual Analytic Defensive Equity Fund (the "Analytic Fund") and Old Mutual Copper Rock Emerging Growth Fund (the "Copper Rock Fund").

Analytic Investors, Inc.("Analytic") and Copper Rock Capital Partners, LLC ("Copper Rock"). On February 28, 2007, the Old Mutual Advisor Funds (the "Trust") Board of Trustees (the "Board") approved the renewal of the investment advisory agreement (the "Existing Advisory Agreement"), between Old Mutual Advisor Funds (the "Trust") and Old Mutual Capital, Inc. ("OMCAP" or the "Advisor"), for the provision by OMCAP of advisory services with respect to the Analytic Fund and the Copper Rock Fund. The Board approved the renewal of the Existing Advisory Agreement with respect to the Analytic Fund and the Copper Rock Fund through July 31, 2007, in order to allow for the renewal cycle of the Analytic Fund and the Copper Rock Fund to synchronize with the renewal schedule for the majority of the other series funds of the Trust. On July 16, 2007, the Board approved the renewal of the Existing Advisory Agreement for the provision by OMCAP of advisory services with respect to the Analytic Fund and the Copper Rock Fund through July 31, 2008. In addition, the Board approved the renewal of the Sub-Advisory Agreements between OMCAP and Copper Rock, with respect to the Copper Rock Fund (the "Copper Rock Fund Sub-Advisory Agreement"), and between OMCAP and Analytic, with respect to the Analytic Fund ("Analytic Fund Sub-Advisory Agreement") on July 16, 2007.

Old Mutual Asset Allocation Conservative Portfolio, Old Mutual Asset Allocation Balanced Portfolio, Old Mutual Asset Allocation Moderate Growth Portfolio, and Old Mutual Asset Allocation Growth Portfolio (the "Asset Allocation Portfolios").

OMCAP; Acadian Asset Management, Inc. ("Acadian"); Analytic; Barrow Hanley Mewhinney & Strauss, Inc. ("Barrow Hanley"); Clay Finlay Inc. ("Clay Finlay"); Dwight Asset Management Company ("Dwight"); Heitman Real Estate Securities LLC ("Heitman"); Liberty Ridge Capital, Inc. ("LRC"); Provident Investment Counsel ("PIC"); Rogge Global Partners PLC ("Rogge"); and Thompson, Seigel & Walmsley, LLC ("TS&W"). On July 16, 2007, the Board approved the renewal of the Existing Advisory Agreement, on behalf of the Asset Allocation Portfolios, as well as the renewal of the investment sub-advisory agreements among the Trust, the Advisor, and the following Asset Allocation Portfolio sub-advisors (collectively, the "Asset Allocation Sub-Advisory Agreements"): Acadian; Analytic; Barrow Hanley; Clay Finlay; Dwight; Heitman; LRC; PIC; Rogge; and TS&W (collectively, the "Asset Allocation Portfolio Sub-Advisors"). The Board approved the Existing Advisory Agreement, with respect to the Asset Allocation Portfolios, and the Asset Allocation Sub-Advisory Agreements to continue in effect through July 31, 2008.

OMCAP. On July 16, 2007, the Board approved an amendment to Schedule A of the Existing Advisory Agreement, to be effective on or around November 19, 2007 through July 31, 2008, to reflect reduced advisory fees for the Asset Allocation Portfolios in conjunction with the Board's approval of the use of a fund of funds structure for those Portfolios.

OMCAP; Rogge; PIC. On July 16, 2007, the Board approved an investment advisory agreement between the Trust and OMCAP (the "New Advisory Agreement") for the provision by OMCAP of advisory services with respect to the Old Mutual International Bond Fund (the "Rogge Fund") and the Old Mutual PIC Mid-Cap Growth Fund (the "PIC Fund"). On July 16, 2007, the Board also approved investment sub-advisory agreements among the Trust, OMCAP, and each of Rogge and PIC for the provision of investment sub-advisory services to the Rogge Fund and the PIC Fund (the "Rogge Sub-Advisory Agreement" and the "PIC Sub-Advisory Agreement", respectively).

The following discussion outlines the background of these proposals and the Board's considerations.

Description of Advisor

Old Mutual Capital, Inc.

OMCAP was formed and registered as an investment advisor with the Securities and Exchange Commission ("SEC") in May 2004. OMCAP is a wholly-owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a wholly-owned subsidiary of OM Group (UK) Limited, which, in turn, is a wholly-owned subsidiary of Old Mutual plc, a London-exchange-listed international financial services firm. As of July 31, 2007, OMCAP managed approximately $4.78 billion in mutual fund assets. OMCAP has served as investment advisor to the Trust since its inception and is an affiliate of the Sub-Advisors through common ownership by OMUSH.

Description of the Sub-Advisors (each, a "Sub-Advisor and, collectively, the "Sub-Advisors")

Asset Allocation Portfolios' Sub-Advisors

Acadian, a Massachusetts corporation located at One Post Office Square, 20th Floor, Boston, Massachusetts 02109, has provided investment management services since 1977. As of July 31, 2007, Acadian had $79 billion in assets under management. Acadian is a wholly-owned subsidiary of OMUSH.

Analytic, a California corporation located at 500 South Grand Avenue, 23rd Floor, Los Angeles, California 90071, has provided investment management services since 1970. As of July 31, 2007, Analytic had $11.7 billion in assets under management. Analytic is a wholly-owned subsidiary of OMUSH.

Barrow Hanley, a Nevada corporation located at 2200 Ross Avenue, 31st Floor, Dallas, Texas 75201, has provided investment management services since 1979. As of July 31, 2007, Barrow, Hanley had $71.6 billion in assets under management. Barrow Hanley is a wholly-owned subsidiary of OMUSH.

Clay Finlay, a New York corporation located at 200 Park Avenue, 56th Floor, New York, New York 10166, is a global equity management firm founded in 1982 and headquartered in New York, with offices in London and Tokyo. As of July 31, 2007, Clay Finlay had $6.3 billion in assets under management. Clay Finlay is a wholly-owned subsidiary of OMUSH.

Dwight, a Delaware corporation located at 100 Bank Street, Suite 800, Burlington, Vermont, 05401, has provided investment management services since 1975. As of July 31, 2007, Dwight had $62.3 billion in assets under management. Dwight is a wholly-owned subsidiary of OMUSH.

Heitman, a Delaware limited liability company located at 191 North Wacker Drive, Suite 2500, Chicago, Illinois 60606, has provided investment management services to its clients since 1987. As of July 31, 2007, Heitman had $15.8 billion under management. Heitman Real Estate Securities LLC is a wholly-owned subsidiary of Heitman LLC, a Delaware limited liability company owned 50% by senior executives within the Heitman organization and 50% by Old Mutual (HFL) Inc., a wholly-owned subsidiary of OMUSH.

LRC, a Delaware corporation located at 1205 Westlakes Drive, Berwyn, Pennsylvania 19312, has provided investment management services since 1982. As of July 31, 2007, Liberty Ridge Capital had $559 million in assets under management. Liberty Ridge Capital is a wholly-owned subsidiary of OMUSH.

PIC, a Massachusetts corporation located at 300 North Lake Avenue, Penthouse Suite, Pasadena, California, 91101, has provided investment management services since 1951. As of July 31, 2007, PIC had $2.9 billion in assets under management. PIC is a wholly-owned subsidiary of OMUSH.

Rogge, a United Kingdom corporation located at Sion Hall, 56 Victoria Embankment, London, England, United Kingdom EC4Y ODZ, has provided investment management services since 1984. As of July 31, 2007, Rogge had $27.7 billion under management. Rogge is a majority-owned subsidiary of OMUSH.

TS&W, a Virginia limited liability company located at 5000 Monument Avenue, Richmond, Virginia 23230, has provided investment management services since 1969. As of July 31, 2007, TS&W had $8.2 billion in assets under management. TS&W is a wholly-owned subsidiary of OMUSH.

Old Mutual Copper Rock Emerging Growth Fund Sub-Advisor

Copper Rock Capital Partners, LLC ("Copper Rock"), a Delaware limited liability company located at 200 Clarendon Street, 53rd Floor, Boston, Massachusetts 02116, has provided investment management services since 2005. As of July 31, 2007, Copper Rock held discretionary management authority with respect to approximately $2.4 million in assets under management. OMUSH owns 60% of the limited liability company interests of Copper Rock.

Old Mutual Analytic Defensive Equity Fund Sub-Advisor

The Analytic Fund is sub-advised by Analytic, whose description is set forth, above, under "Asset Allocation Portfolio Sub-Advisors."

Old Mutual International Bond Fund Sub-Advisor

The Rogge Fund is sub-advised by Rogge, whose description is set forth, above, under "Asset Allocation Portfolio Sub-Advisors."

Old Mutual PIC Mid-Cap Growth Fund Sub-Advisor

The PIC Fund is sub-advised by PIC, whose description is set forth, above, under "Asset Allocation Portfolio Sub-Advisors."

Considerations of the Board

This section describes the factors considered by the Board in approving: (1) the renewal of the Existing Advisory Agreement for the provision by OMCAP of investment advisory services to the Analytic Fund and the Copper Rock Fund through July 31, 2007; (2) the renewal of the Existing Advisory Agreement with respect to OMCAP's provision of investment advisory services to the Analytic and Copper Rock Funds through July 31, 2008; (3) the renewal of the Copper Rock Fund Sub-Advisory Agreement and the Analytic Fund Sub-Advisory Agreement through July 31, 2008; (4) The renewal of the Existing Advisory Agreement, on behalf of the Asset Allocation Portfolios, through July 31, 2008; (5) the renewal of the Asset Allocation Sub-Advisory Agreements through July 31, 2008; (6) an amendment to Schedule A of the

CONSIDERATIONS OF THE BOARD IN APPROVING INVESTMENT ADVISORY AGREEMENTS AND INVESTMENT SUB-ADVISORY AGREEMENTS — continued (UNAUDITED)

Existing Advisory Agreement, to be effective on or around November 19, 2007 through July 31, 2008, to reflect reduced advisory fees for the Asset Allocation Portfolios in connection with the Board's approval of the use of a fund of funds structure for those Portfolios; and (7) the New Advisory Agreement, as well as the Rogge Sub-Advisory Agreement and the PIC Sub-Advisory Agreement. (The Existing Advisory Agreement, the New Advisory Agreement, the Asset Allocation Sub-Advisory Agreements, the Copper Rock Fund Sub-Advisory Agreement, the Analytic Fund Sub-Advisory Agreement, the Rogge Sub-Advisory Agreement, and the PIC Sub-Advisory Agreement are referred to hereinafter, collectively, as the "Agreements". The Asset Allocation Portfolios, the Analytic Fund, the Copper Rock Fund, the Rogge Fund, and the PIC Fund are referred to hereinafter, collectively, as the "Portfolios").

In determining whether it was appropriate to approve the Agreements, the Board requested information, provided by the Advisor and each Sub-Advisor, which it believed to be reasonably necessary to reach its conclusion. The Board carefully evaluated this information and was advised by independent legal counsel with respect to its deliberations. The Board received reports prepared by Lipper, Inc. ("Lipper"), a mutual fund statistical service, detailing comparative mutual fund advisory fees, expenses levels, and performance rankings (the "Lipper Report(s)"). In considering the fairness and reasonableness of the Agreements, the Board reviewed numerous factors, with respect to each applicable Portfolio separately (except where one or more factors were inapplicable with respect to the PIC Fund or the Rogge Fund because they are new), including the following:

- the nature of the services to be provided under the Agreements;

- the requirements of each Portfolio for the services provided by the Advisor, where applicable, and the Sub-Advisors;

- the quality of the services provided, including information contained in the Lipper Report(s) comparing the performance results of the Asset Allocation Portfolios, the Analytic Fund, and the Copper Rock Fund with those of similar types of funds, as well as with those of appropriate market indices, which indicated that the performance of each Portfolio was competitive;

- the fees payable for the services, noting in particular, with respect to the Asset Allocation Portfolios, the pricing for a fund of managers structure compared to a fund of funds structure;

- advisory fee levels compared to other similar investment accounts managed by OMCAP and the Sub-Advisors;

- the total expenses of each Portfolio compared to those of each Portfolio's respective peer group;

- the commitment of OMCAP to cap certain Portfolio expenses through the contractual deferral of advisory fees and/or reimbursement of expenses, and the fact that the Advisor may seek payment of such deferred fees or reimbursement of such absorbed expenses within two fiscal years (three fiscal years for the Rogge Fund and the PIC Fund) after the fiscal year in which fees were deferred or expenses were absorbed, subject to the original contractual expense limitation in effect at the time;

- the profitability of OMCAP and the Sub-Advisors with respect to their relationship with each of the Portfolios;

- fall-out benefits received by the Advisor and Sub-Advisors, including sources of revenue to OMCAP's affiliates through administration fees, website services fees, and retention of a portion of the sales charge on Class A shares;

- soft dollar benefits which may enhance the ability of OMCAP or the Sub-Advisors to obtain research and brokerage services through soft dollar Trust trades which, in turn, may inure to the benefit of their other clients;

- portfolio management statistics such as portfolio turnover and brokerage commission expenses;

- OMCAP's role as investment advisor to the Trust, which may add to its prestige and visibility in the investment community and make it more attractive to potential clients;

- the economies of scale available to OMCAP and the Sub-Advisors and the resulting economies of scale passed on to shareholders;

- the capabilities of OMCAP and the Sub-Advisors, including personnel resources;

- the financial condition of OMCAP and the Sub-Advisors, including financial statements and profitability analyses provided by each;

- fees charged by the Advisor to funds, other than those of the Trust, which are managed by the Advisor;

- current economic and industry trends; and

- the overall balance of shareholder benefits versus OMCAP and Sub-Advisor benefits.

Current management fees and effective management fees after expense limitations were reviewed in the context of OMCAP's costs of providing services and its profitability. In addition, the Board reviewed the Lipper Report(s), comparing a Portfolio's expense ratio, advisory fee, and where applicable, performance with comparable mutual funds. The Board noted that, in moving the Asset Allocation Portfolios to a fund of funds structure from its current manager of managers structure, a lower advisory fee was proposed. The Board reviewed the Lipper Report(s) data comparing the new lower proposed advisory fees to other funds in the expense group under a fund of funds structure. The Board noted that the Portfolios were relatively new and that the Advisor had not yet realized a profit in each case. Similarly, the Board reviewed the costs of each Sub-Advisor in providing the services and the profitability to each sub-Advisor with respect to each Portfolio.

Analytic Fund and Copper Rock Fund

July 31, 2007 Renewal. In connection with the renewal of the Existing Advisory Agreement through July 31, 2007 with respect to the Analytic Fund and the Copper Rock Fund, the Board considered the fact that the contractual management fees of 1.045% for the Analytic Fund were lower than 6 funds in the Portfolio's peer group and higher than 1 fund in its group. The Board considered the fact that total expenses of 1.51% of the Analytic Fund at net asset value (after waiver or reimbursement) were the lowest of a peer group comprised of 8 funds. The Board considered the fact that the total return performance for the Analytic Fund of 8.32% for the one-year period ended December 31, 2006 was better than 2 funds in the peer group but below 5 funds in the peer group.

The Board considered the fact that the contractual management fees of 0.991% for the Copper Rock Fund were lower than 5 funds in the Portfolio's peer group and higher than 4 funds in its group. The Board considered the fact that the total expenses of 1.549% of the Copper Rock Fund at net asset value (after waiver or reimbursement) were lower than 6 funds in the Portfolio's peer group and higher than 3 funds in the peer group. The Board considered the fact that the total return performance for the Copper Rock Fund of 11.46% for the one-year period ended December 31, 2006 was better than 7 funds in the peer group but below 2 funds in the peer group.

July 31, 2008 Renewal. In connection with the approval of the renewal of the Existing Advisory Agreement, the Copper Rock Fund Sub-Advisory Agreement, and the Analytic Fund Sub-Advisory Agreement to continue in effect with respect to the Analytic Fund and the Copper Rock Fund through July 31, 2008, the Board considered the fact that the total current operating expenses of the Analytic Fund of 1.652%, excluding service fees and waivers and including dividend expenses, ranked the Analytic Fund 3rd out of a peer group of 7 funds, or in the 33rd percentile. In comparison, the median expenses for the Analytic Fund's Lipper peer group were 1.664%. The Board noted that OMCAP has determined not to renew the expense limitation agreement for the Analytic Fund, which expires on December 8, 2007, since the actual expenses of the Analytic Fund appear to be competitive.

The Board considered the fact that the contractual advisor management fee for the Analytic Fund was lower than 5 funds in the Portfolio's peer group and higher than 1 fund in its peer group. The Board considered the fact that the total return performance for the Analytic Fund of 10.98% for the one-year period ended April 30, 2007 was better than 4 funds in the Portfolio's peer group but below 2 funds in the peer group. The Board considered the fact that the total returns performance for the Analytic Fund of 12.39% and 11.17% for the two-year period ended April 30, 2007 and since-inception period, respectively, was better than 4 funds in the peer group but below 1 fund in the peer group.

The Board considered the fact that the contractual advisor management fee for the Copper Rock Fund was lower than 8 funds in the Portfolio's peer group and higher than 5 funds in its peer group. The Board considered the fact that the total expenses of 1.420% of the Copper Rock Fund at net asset value (after waiver or reimbursement) were lower than 5 funds in the Portfolio's peer group and higher than 8 funds in its peer group. The Board considered the fact that the total return performance for the Copper Rock Fund of 2.62% for the one-year period ended April 30, 2007 was better than 6 funds in the peer group but below 7 funds in the peer group. The Board considered the fact that the total return performance for the Copper Rock Fund of 13.81% for the since inception period was better than 8 funds in the peer group but below 5 funds in the peer group.

Asset Allocation Portfolios

Renewal of Existing Advisory Agreement and Asset Allocation Sub-Advisory Agreements. In connection with the approval of the renewal of the Existing Advisory Agreement and Asset Allocation Sub-Advisory Agreements through July 31, 2008, with respect to the Asset Allocation Portfolios and utilizing the current manager of managers structure, the Board considered the fact the advisory fees of 0.90% for the Balanced Portfolio, 0.85% for the Conservative Portfolio, 0.95% for the Growth Portfolio, and 0.90% for the Moderate Growth Portfolio were competitive based on industry standards, as indicated by the Lipper Report(s), and given the asset allocation overlay and the complexity of the current manager of managers structure. The Board considered the fact that each of the Asset Allocation Portfolios ranked in the top half of its performance group in the Lipper Report(s) for the one-year, two-year, and since-inception periods ended April 30, 2007, and that certain of the Asset Allocation Portfolios were the best performing funds for selected periods (all based on Class A shares).

The Board considered the fact that the total return performance for the Conservative Portfolio of 8.61% for the one-year period ended April 30, 2007 was better than 13 funds in the Portfolio's peer group but below 3 funds in the peer group. The Board considered the fact that the total return performance of the Conservative Portfolio of 8.13% for the two-year period ended April 30, 2007 was better than 11 funds in its peer group but below 5 funds in the peer group, and it considered the fact that the total return performance of the Conservative Portfolio of 7.54% for the since-inception period ended April 30, 2007 was better than 7 funds in its peer group but below 5 funds in the peer group.

The Board considered the fact that the total return performance for the Balanced Portfolio of 10.94% for the one-year period ended April 30, 2007 was better than 5 funds in the peer group but below 2 funds in the peer group, and that the Balanced Portfolio was the top performing fund in its performance group for the two-year and since-inception periods with returns of 13.17% and 11.92%, respectively.

The Board considered the fact that the Moderate Growth Portfolio was the top performing fund in its performance group with returns of 12.21%, 16.18%, and 14.50% for the one-year, two-year, and since-inception periods, respectively.

CONSIDERATIONS OF THE BOARD IN APPROVING INVESTMENT ADVISORY AGREEMENTS AND INVESTMENT SUB-ADVISORY AGREEMENTS — concluded (UNAUDITED)

The Board considered the fact that the total return performance for the Growth Portfolio of 13.61% for the one-year period ended April 30, 2007 was better than 11 funds in the peer group but below 2 funds in the peer group, and that the Growth Portfolio was the top performing fund in its performance group for the two-year and since-inception periods with returns of 19.82% and 17.86%, respectively.

Approval of Amendment to Schedule A of Existing Advisory Agreement. In connection with the approval of the amendment to Schedule A of the Existing Advisory Agreement, to be effective on or around November 19, 2007 through July 31, 2008, to reflect reduced advisory fees for the Asset Allocation Portfolios in conjunction with the Board's approval of the use of a fund of funds structure for those Portfolios, the Board reviewed the Lipper Report(s) data comparing the new lower proposed advisory fees, as well as the administrative fee and total expenses, to other funds in the expense group under a fund of funds structure. The Board considered the fact that the new advisory fee for each of the Asset Allocation Portfolios (under the fund of funds structure) was priced competitively compared to the median for its expense group. The Board also considered the fact that total expenses after waivers for each Asset Allocation Portfolio except the Asset Allocation Conservative Portfolio were better than or at the median total expenses of the Portfolio's respective peer expense group. The Board noted that the Asset Allocation Portfolio Sub-Advisors, other than Ibbotson Associates Advisors, LLC, would not receive a sub-advisory fee out of OMCAP's advisory fee, but would instead receive their fees pursuant to sub-advisory agreements with the underlying funds.

The Board considered the fact that the advisory fee of 0.20% for the Asset Allocation Conservative Portfolio, under the fund of funds structure, was lower than 4 funds in the Portfolio's peer group and higher than 5 funds in its peer group. The Board considered that the advisory fee of 0.20% for the Asset Allocation Balanced Portfolio, under the fund of funds structure, was lower than 6 funds in the Portfolio's peer group and higher than 2 funds in its peer group. The Board considered the fact that the advisory fee of 0.25% for the Asset Allocation Moderate Growth Portfolio, under the fund of funds structure, was lower than 4 funds in the Portfolio's peer group and higher than 3 funds in its peer group. The Board considered that the advisory fee of 0.25% for the Asset Allocation Growth Portfolio, under the fund of funds structure, was lower than 8 funds in the Portfolio's peer group and higher than 6 funds in its peer group.

The Board considered the fact that the total expenses of each Asset Allocation Portfolio, other than the Asset Allocation Conservative Portfolio, were more competitive than the 60th percentile, compared to each Portfolio's Lipper peer group. The Board considered the fact that the total expenses (under the fund of funds structure) of 1.25% of the Asset Allocation Conservative Portfolio at net asset value (after waiver or reimbursement) were lower than 4 funds in the Portfolio's peer group and higher than 12 funds in the peer group. However, the Board considered the fact that the Conservative Portfolio's expenses were generally in line with or better than other funds of comparable size. The Board considered the fact that the total expenses of 1.301% of the Asset Allocation Balanced Portfolio at net asset value (after waiver or reimbursement) were lower than 6 funds in the Portfolio's peer group and higher than 2 funds in the peer group. The Board considered the fact that the total expenses of 1.300% of the Asset Allocation Moderate Growth Portfolio at net asset value (after waiver or reimbursement) were lower than 4 funds in the Portfolio's peer group and higher than 3 funds in the peer group. The Board considered the fact that the total expenses of 1.350% of the Asset Allocation Growth Portfolio at net asset value (after waiver or reimbursement) were lower than 8 funds in the Portfolio's peer group and higher than 6 funds in the peer group.

New Funds

In connection with the approval of the New Advisory Agreement, the Rogge Sub-Advisory Agreement, and the PIC Sub-Advisory Agreement, the Board considered the Lipper Report(s), which included comparisons of contractual management fees at common asset levels, effective management fees at median levels, and actual total expenses. The Board noted that, comparing the Rogge and PIC Funds' proposed total expenses to the Lipper Report(s), those Funds placed between the 60th and 65th percentile.

The Board relied upon the Advisor's representation, based upon the advice of Lipper, that each peer group discussed above was a fair, reasonable, and balanced presentation of a comparable peer group for each Portfolio.

Board Approvals

The Board reviewed additional information provided by the Advisor and the Sub-Advisors. Following extended discussions concerning this information, the Board determined that the Agreements were consistent with the best interests of each Portfolio, as applicable, and shareholders. The Board, including all of the trustees who are not "interested persons" of the Trust, voting separately at meetings held in-person, unanimously approved the Agreements on the basis of the foregoing review and discussions. The Board concluded, among other things:

- that the level of fees to be charged to the Portfolios is comparable to the fees charged by the Advisor to the other similar funds it advises, as well as to fees charged by other investment advisors and investment sub-advisors to other funds with similar investment or allocation strategies, and is therefore reasonable, considering the services provided by the Advisor and the Sub-Advisors;

- that each Portfolio's performance, as applicable, was competitive with that of its performance peer group;

- that each Sub-Advisor is under common control with the Advisor, which allows for greater coordination and monitoring of the nature and quality of sub-advisory services;

- that, with respect to the Asset Allocation Portfolios, the unique and active asset allocation management structure supports the level of fees currently being charged, and that the anticipated change to a fund of funds structure supports the contemplated lowering of advisory fees associated with those Portfolios;

- that the Advisor's willingness to voluntarily defer its fees and reimburse expenses to reduce Portfolio expenses indicates a high level of commitment on the part of the Advisor;

- that the profitability of each Portfolio to the Advisor and each Sub-Advisor, when positive, was reasonable in light of all the circumstances;

- that the Existing Advisory Agreement (with respect to the Asset Allocation Portfolios) and the New Advisory Agreement contain breakpoints, which will allow shareholders to realize economies of scale as the Portfolios' assets increase;

- that, because of the Copper Rock Fund's capacity constraints and the Analytic Fund's complexity and the level of oversight required with respect thereto, it was premature to consider economies of scale as a factor in approving the renewal of the Existing Advisory Agreement with respect to such Funds;

- that certain economies of scale factor in approving the Agreements at the present time, including the ability of the Asset Allocation Portfolio Sub-Advisors to gain efficiencies under the contemplated fund of funds structure by only having to manage one pool of assets and the increase in assets of the underlying funds resulting from change to a fund of funds structure;

- that the Advisor and Sub-Advisors are experienced and possess significant experience in managing particular asset classes;

- that the Advisor and the Sub-Advisors have demonstrated their commitment to provide sufficient staffing resources and capabilities to manage the Portfolios, including the retention of personnel with relevant investment management experience;

- that the Advisor and Sub-Advisors appear to have overall high quality in terms of their personnel, operations, financial condition, investment management capabilities, methodologies and performance;

- that the website and administrative fees are competitive;

- that the sales charge for Class A shares, of which the Advisor's affiliated broker-dealer retained only a portion, was competitive;

- that the receipt of research and brokerage services through soft dollar Trust trades would strengthen the investment management resources of the Advisor, which might ultimately benefit the Portfolios, as well as other funds within the Trust and in the Old Mutual complex.

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OLD MUTUAL ADVISOR FUNDS

For More Information about the Old Mutual Advisor Funds, contact us:

By Telephone
888-772-2888

By Mail
Old Mutual Advisor Funds
P.O. Box 219398
Kansas City, MO 64121-7250

In Person
Old Mutual Advisor Funds
4643 South Ulster Street, Suite 600
Denver, CO 80237

On the Internet
oldmutualfunds.com

This annual report is intended for the information of Old Mutual Advisor Funds shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of each Old Mutual Advisor Fund, by visiting oldmutualfunds.com or by calling 888-772-2888. Please read the prospectus carefully before investing.

Old Mutual Investment Partners, NASD Member Firm, distributor.

R-07-144 09/2007